Exhibit 99.1

Preliminary and Subject to Completion, dated July 8, 2014

INFORMATION STATEMENT

TRIBUNE PUBLISHING COMPANY

Common Stock, Par Value $0.01 Per Share

This information statement is being sent to you as a stockholder or warrantholder of Tribune Company (“Tribune”) to describe the pro rata distribution to Tribune stockholders and warrantholders of 98.5% of the outstanding shares of common stock of Tribune Publishing Company (“Tribune Publishing”).

In the distribution, holders of Tribune Class A and Class B common stock and warrants will receive 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock or warrant, respectively, owned at 5:00 p.m., New York time, on         , 2014, the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, you will receive cash for the market value thereof.

Tribune Publishing is currently a subsidiary of Tribune and will own and operate the publishing business of Tribune following the distribution. Tribune will continue to own and operate its broadcasting and other businesses following the distribution. Following the distribution, Tribune will own shares of Tribune Publishing representing 1.5% of the common stock, and Tribune Publishing will be a separate public company.

We expect the distribution of Tribune Publishing common stock to be completed on or about         , 2014. You do not have to vote or take any other action to receive your shares of Tribune Publishing common stock or cash in lieu of fractional shares. You will not be required to surrender your Tribune shares or warrants or pay anything. Your shares of Tribune Publishing common stock will be distributed by book-entry, which means that we will not issue physical stock certificates. The number of shares of Tribune Class A and Class B common stock or warrants that you currently own will not change as a result of the distribution.

To implement the distribution, Tribune will distribute the shares of Tribune Publishing common stock on a pro rata basis to Tribune’s stockholders and warrantholders in a manner that is intended to be tax-free to its stockholders and warrantholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

Tribune currently owns all of the outstanding shares of Tribune Publishing. Accordingly, there is no current trading market for Tribune Publishing common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution. We expect “regular-way” trading of Tribune Publishing common stock to begin on the first trading day following the completion of the distribution. Tribune Publishing has applied to have its common stock authorized for listing on the New York Stock Exchange under the symbol “TPUB”.

No vote of stockholders or warrantholders is required in connection with the distribution. We are not asking for a proxy and you are requested not to send a proxy.

Holding and disposing of shares of Tribune Publishing common stock involves risks that are described in the “Risk Factors” section of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is         , 2014.

INFORMATION STATEMENT SUMMARY

This summary highlights selected information contained elsewhere in this information statement. This summary may not contain all of the information that is important to you. To better understand the distribution and Tribune Publishing, you should carefully read this entire information statement, including the risks described in “Risk Factors” and the combined financial statements and the notes thereto beginning on page F-1.

We describe in this information statement the business to be transferred to Tribune Publishing in the distribution as if the transferred business were Tribune Publishing’s business for all historical periods described. References in this information statement to Tribune Publishing’s historical assets, liabilities, business or activities of its business are generally intended to refer to the historical assets, liabilities, business or activities of the transferred business as the business was conducted as part of Tribune and its subsidiaries prior to the distribution.

When we refer to stockholders of Tribune or to common stock of Tribune we are referring to holders of both Class A and Class B common stock of Tribune and both Class A and Class B common stock, respectively, unless the context otherwise requires. Holders of warrants to purchase Tribune common stock (the “Warrants”) pursuant to the Warrant Agreement, dated as of December 31, 2012, are entitled to receive a pro rata distribution concurrently with the holders of Tribune common stock.

Unless otherwise indicated, all information herein gives effect to amendments to our certificate of incorporation and by-laws to be adopted prior to the completion of the distribution. As used herein, “we,” “us,” and “our” refer to Tribune Publishing and its combined subsidiaries after giving effect to the distribution, unless the context otherwise requires.

Why Tribune Sent This Document to You

Tribune sent this document to you because you were a holder of Tribune Class A or Class B common stock or Warrants on the record date for the distribution of shares of Tribune Publishing common stock. In the distribution, holders of Tribune Class A common stock, Class B common stock and Warrants will receive 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock or Warrant, as applicable, owned on the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, then you will receive cash for the market value thereof.

No action is required on your part to participate in the distribution, and you do not have to surrender or exchange your shares of Tribune stock or Warrants or pay cash or any other consideration to receive the shares of Tribune Publishing common stock. The number of shares of Tribune common stock or Warrants that you currently own will not change as a result of the distribution.

This information statement describes the business of Tribune Publishing, Tribune Publishing’s relationship with Tribune and how this transaction affects Tribune, its stockholders and its warrantholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Tribune Publishing common stock that you will receive in the distribution.

Tribune Publishing’s Business

Company Overview

Tribune Publishing is a leading newspaper publishing and local news and information gathering company that operates daily newspapers and related websites in eight major markets as well as a number of ancillary businesses that leverage certain of the assets of those businesses. Our core publications have served their respective communities with local, regional, national and international news and information for an average of more than 150 years. We operate over 60 affiliated websites and mobile applications, including a primary online product for each local newspaper, which is an expanded version of the newspaper, providing local, national and international news along with feature reporting.

The eight principal daily newspapers that we publish are the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. Collectively, Tribune is the second-largest newspaper publisher in the country, based on Sunday print circulation.

Our three primary revenue streams are advertising and marketing services, circulation and third party printing and distribution.

Our advertising and marketing services are delivered to customers through three main channels: run-of-press (“ROP”), preprint and digital. ROP advertisement is comprised of advertisements that are printed in the newspapers while preprint advertising primarily consists of glossy, color inserts that are included with the newspapers. Digital advertising is primarily related to advertising revenue sold on our owned and operated newspaper websites.

Competitive Strengths

We believe our competitive strengths include the following:

Large footprint in attractive and diverse markets

We are the second largest newspaper group in the United States, based on Sunday print circulation. Our publications serve eight of the top 70 markets, including two of the top three, in the United States by population, positioning us as a leading local media provider with a national footprint and access to prominent national advertisers. We believe that the long-standing presence of several of our publications in their respective markets makes these newspapers and their associated websites sought-after news and information sources as well as attractive advertising platforms.

Diverse revenue sources

Our revenue is primarily derived from advertising, circulation and commercial services, including printing and delivery of third-party publications. In 2013, 59% of our operating revenues were derived from advertising, as compared to 61% and 65% in 2012 and 2011, respectively. Faced with a challenging macroeconomic environment and a decline of traditional ROP advertising due to, among other things, the expansion of digital alternatives and structural changes in advertisers’ marketing mix, we have diversified our revenue by focusing on non-ROP opportunities in digital, circulation, commercial print and delivery, and direct mail.

Integrated digital strategy enables enhanced monetization through digital advertising and subscription paywalls

We believe we have high quality, user-friendly branded websites for each of our newspapers, and we strive to cultivate and develop new products and services to improve the online experience for our digital readers and provide compelling online, interactive advertising opportunities for our clients. We have also monetized our digital subscriber base through the implementation of various forms of “paywalls” on our newspaper-affiliated websites.

Exceptional content driven by award-winning journalism and columnists

With an average publishing history of over 150 years, we believe each of our eight principal daily newspapers is integral to the cultural fabric of its community, a trusted source of local and national news and information, and an influential and prominent local voice. In recognition of their journalistic excellence, our publications have amassed 88 Pulitzer Prizes, including 27 since the year 2000, and many other prestigious editorial accolades.

Long-standing advertising relationships

Over the last several years, we have worked to upgrade our sales team talent and realign incentives while investing in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We provide advertisers the opportunity to reach millions of consumers in several key markets through the use of targeted media. We have longstanding relationships with many of our customers and our sales organization has frequent, direct contact with key decision-makers within these organizations.

Efficient content sharing across the Tribune Publishing portfolio

Our editorial platform allows for sharing of content throughout the organization. We have created Media On Demand (“MoD”), a content-sharing program to enable fast, efficient use of content created by the Los Angeles Times, the Chicago Tribune and other sources. Each day the MoD team creates and edits shared stories, photo galleries, videos, content collections and landing pages for non-local content.

Robust print and distribution infrastructure with significant third-party relationships

We maintain an extensive network of printing plants and insertion facilities that is utilized to produce and disseminate our publications as well as pursue commercial services revenue from third parties. Annually, we deliver more than one billion copies of over 150 different publications and 10 billion preprints.

Efficient cost structure and centralized support functions

Over the past three years, we have rationalized our organizational structure and expense base to drive increased profitability. We believe we have successfully leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. In connection with the distribution, we will need to dedicate sufficient resources to replicate certain technology applications and hardware, infrastructure and personnel to which we will no longer have access after the distribution from Tribune. We currently estimate that we will expend approximately $25 million in order to replicate such technology and infrastructure, which we expect to fund through cash from operating activities and, if necessary, proceeds from borrowings under our Senior Credit Facilities (as defined below).

Leadership in Hispanic and niche demographics

With the growing demographic significance of Hispanic communities in the United States, especially in a number of our key markets, we are well positioned to reach these communities. With media groups in Los Angeles, Chicago and South Florida, we have direct access to three of the six largest Hispanic designated market areas (“DMAs”) in the United States. The Hispanic population in these markets exceeds 12 million and is expected to continue to grow. In addition, the continued expansion of niche magazines and websites offers a compelling opportunity to reach new sources of local advertising.

Strategies

We are committed to the creation and monetization of content of the highest quality and integrity, in both print and digital formats and in response to the evolving preferences of both consumers and advertisers. Our goal is to produce improved earnings and cash flow, creating incremental value for shareholders over the long-term. We intend to achieve these objectives by executing the following strategies:

Strengthen franchises by continuously improving digital platforms

We are focused on growing our digital media platform. In addition to the branded websites of our newspapers, we are developing new products and services to improve the online and mobile experience for digital readers and enhance compelling online, interactive advertising and marketing communication opportunities for customers. With more than 42 million monthly unique visitors, digital advertising revenue accounted for approximately 18% of total advertising revenue in fiscal 2013.

Monetize content through digital paywalls and subscription pricing strategies

Since 2011, we have implemented “paywalls” on our newspaper-affiliated websites. Daily digital circulation (replica and non-replica combined) grew by approximately 51% for the six months ended March 30, 2014, which is the most recently audited circulation period, versus the prior year period while Sunday digital circulation grew by approximately 45% over the same time period. In addition, we have implemented targeted price increases which helped grow print circulation revenue by approximately 2% in 2013 (compared on a 52-week basis) despite a decline in the number of newspapers circulated.

Create an integrated, next-generation marketing and advertising sales effort

We aim to continuously upgrade sales team talent, realign incentives and invest in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We seek to achieve accountability and transparency throughout the sales organization and motivate the team while creating opportunities to monetize content. Additionally, through our proprietary solutions and third-party technologies, we offer a full line of digital marketing services products that advertisers can use to reach and interact with local consumers.

Supplement organic growth with selective acquisitions

We believe the operational transformation we have undertaken positions us as a flexible and scalable platform for strategic acquisitions and enables us to more efficiently and profitably grow and diversify our revenue streams. We believe our centralization efforts put us in an ideal position to explore strategic acquisitions to enhance our business, including in areas where we can expand our audience, broaden our relationships with customers and readers and offer new products. To preserve the tax-free status of the distribution, however, the tax matters agreement provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions. See “Risk Factors—Risks Relating to the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.”

Continue to strategically manage our core business

In recent years, we have grown circulation revenue in the face of industry declines in volume by implementing successful circulation pricing tactics and have rationalized our cost structure in order to drive increased profitability. We have leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. At the same time, management has continued to invest in infrastructure, technology, business intelligence and content development in support of the ongoing digital transformation. We expect to continue these efforts in order to continue to decrease costs and drive profitability.

Maintain a flexible balance sheet

Following the distribution, we expect to have approximately $350 million of indebtedness outstanding under our expected Senior Term Loan Facility (as defined below), in addition to our expected Senior ABL Facility (as defined below) with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million and an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf as of the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder. See “Financing Arrangements.” Through proactive cost management, prudent capital expenditures and conservative financial policies, we will seek to maintain financial flexibility to successfully execute our business strategies.

The Distribution

Internal Reorganization

The separation and distribution agreement between Tribune and Tribune Publishing will provide for the transfers of entities and related assets and liabilities so that as of the distribution Tribune will retain the entities associated with Tribune’s broadcasting business and Tribune Publishing will hold the entities associated with the publishing business, including the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. We are currently a wholly-owned subsidiary of Tribune. In connection with the distribution, Tribune will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities. See “The Distribution—Internal Reorganization” for further discussion.

Following the distribution, Tribune will continue to own Tribune’s broadcasting and other businesses, including its equity interests in Classified Ventures, CareerBuilder and the Television Food Network, and its portfolio of real estate assets. Tribune is also expected to retain most of its pension assets and liabilities. We may experience increased costs following the distribution or be unable to operate profitably after becoming a stand-alone company. See “Risk Factors—Risks Relating to the Distribution.”

We are in discussions with potential lenders regarding debt financing, and we currently expect such debt financing to consist of a senior secured term loan facility in an aggregate principal amount of approximately $350 million (the “Senior Term Loan Facility”), a senior secured asset-based revolving credit facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million (the “Senior ABL Facility”, and, together with the Senior Term Loan Facility, the “Senior Credit Facilities”) and, in addition, an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf as of the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder. We expect the Senior ABL Facility will be undrawn at the time of the distribution. See “Financing Arrangements.” Immediately prior to the distribution, we intend to pay a cash dividend to Tribune of up to $275 million. We expect to fund such cash dividend with a portion of the proceeds from the Senior Term Loan Facility.

Reasons for the Distribution

The board of directors of Tribune determined that separating Tribune Publishing’s publishing businesses from Tribune’s broadcasting and other businesses is in the best interests of Tribune and Tribune’s stockholders. Following the separation, Tribune and Tribune Publishing would each have greater financial and operational focus, the ability to tailor its capital structure to its specific business needs and a management team dedicated to seizing strategic growth opportunities with maximum flexibility. The separation is designed to maximize shareholder value through the spin-off of Tribune’s publishing assets to an independent company and the tax-free distribution of shares in that company to the stockholders and warrantholders of Tribune.

The Tribune board of directors considered the following potential benefits in determining to effect the distribution:

—	allowing each of Tribune and Tribune Publishing to focus on its respective core business;

—	relieving certain regulatory restrictions on the ability of either Tribune or Tribune Publishing to enter into certain markets as a result of current cross-ownership restrictions;

—	enhancing the effectiveness of Tribune and Tribune Publishing’s equity-linked compensation;

—	facilitating future acquisitions and creating more attractive acquisition currencies for both Tribune and Tribune Publishing;

—	optimizing the capital structure and leverage level for the distinctive business profile of each of Tribune and Tribune Publishing; and

—	facilitating a potential future public offering of Tribune.

Conditions

The distribution is subject to a number of conditions, including:

—	the approval by the board of directors of Tribune of the distribution and all related transactions (and such approval not having been withdrawn);

—	Tribune’s receipt of an opinion of its special tax counsel in a form satisfactory to Tribune and the private letter ruling from the IRS shall not have been revoked or materially amended;

—	no pending, threatened or issued order, injunction or decree by any governmental entity of competent jurisdiction or other legal restraint that would prevent the consummation of the distribution;

—	no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Tribune, would result in the distribution having a material adverse effect on Tribune or its stockholders;

—	Tribune’s and Tribune Publishing’s execution of the separation and distribution agreement and all other ancillary agreements relating to the distribution; and

—	Tribune Publishing’s common stock having been approved for listing on a national securities exchange.

We cannot assure you that any or all of the conditions will be satisfied or waived. See “The Distribution—Conditions to the Distribution” for additional details.

Regulatory Approval

Apart from the registration under United States federal securities laws of the shares of the Tribune Publishing common stock that will be distributed in the distribution and related stock exchange listing requirements, we do not believe that other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Tribune’s television stations or its television licensee subsidiaries; consequently, Federal Communications Commission (“FCC”) approval will not be required in connection with the distribution with respect to any of the television station licenses. FCC consent will be required with respect to the transfer to Tribune Publishing of certain private business radio licenses associated with newspaper operations.

No Appraisal Rights

Tribune stockholders will not have appraisal rights in connection with the distribution.

Risks Associated with Our Business and the Distribution

You should carefully consider the matters discussed under the heading “Risk Factors” of this information statement.

Trademarks and Copyrights

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this information statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this information statement.

Market and Industry Data

The market and industry data contained in this information statement, including trends in our markets and our position within such markets, are based on a variety of sources, including our good faith estimates, which are derived from our review of internal surveys, information obtained from customers and subscribers and publicly available information, as well as from independent industry publications, reports by market research firms and other published independent sources. Although we believe these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this information statement were prepared on our or Tribune’s behalf.

Corporate Information

Tribune Publishing Company was incorporated on November 21, 2013. Our principal executive offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611, and our telephone number is 312-222-9100. Our corporate website is located at www.tribunepublishingco.com. The information contained in, or that can be accessed through, our website is not part of this information statement.

Questions and Answers about Tribune Publishing and the Distribution

What will I receive as a result of the distribution?	Holders of Tribune Class A common stock, Class B common stock and Warrants will receive 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock or Warrant, as applicable, owned at 5:00 p.m., New York time, on , 2014, the record date for the distribution. No fractional shares of Tribune Publishing common stock will be issued. If you would be entitled to a fractional share of Tribune Publishing common stock, then you will receive cash for the market value thereof.

What will happen in the distribution?	Tribune will transfer to Tribune Publishing all of its assets, liabilities and businesses primarily related to Tribune’s publishing operations (which we refer to collectively as the contribution) other than owned real estate. In exchange for the contribution, Tribune Publishing will:

—	issue to Tribune approximately shares of Tribune Publishing common stock to be distributed to Tribune’s stockholders on a pro rata basis, which we refer to as the distribution; and

—	transfer to Tribune cash from a portion of the proceeds of borrowings under the Senior Term Loan Facility we anticipate arranging prior to the distribution. See “Financing Arrangements.”

After the contribution, Tribune will spin off Tribune Publishing to the stockholders of Tribune by distributing 98.5% of the shares of Tribune Publishing common stock to Tribune stockholders and holders of Warrants on a pro rata basis.

As a result of the distribution, Tribune Publishing will become an independent public company, although Tribune Publishing will continue to have a number of significant commercial arrangements with Tribune. Tribune will continue to hold a 1.5% stake in Tribune Publishing to allow Tribune Publishing to enter into a modified affiliation agreement with CareerBuilder, LLC. See “Business—Customers and Contracts.”

We have applied to list Tribune Publishing common stock on the New York Stock Exchange under the symbol “TPUB”.

What are holders of Warrants entitled to receive in the distribution?	Pursuant to the Warrant Agreement, dated as of December 31, 2012 (the “Warrant Agreement”), between Tribune, Computershare Inc. and Computershare Trust Company, N.A., holders of Warrants are entitled to receive a pro rata distribution concurrently with the distribution of Tribune Publishing common stock made to holders of common stock of Tribune. Accordingly, holders of Warrants will receive 0.25 of a share of Tribune Publishing common stock for every Warrant owned on the record date for the distribution. After the distribution, the Warrants will remain outstanding with the same terms and conditions.

When will the distribution occur?	Tribune currently anticipates completing the distribution on or about , 2014.

What is the record date for the distribution?	The record date is , 2014, and ownership of Tribune common stock was determined as of 5:00 p.m., Eastern Time, on that date. When we refer to the “record date,” we are referring to that date and time.

Is stockholder approval required for the distribution?	Stockholder approval is not required for the distribution. The distribution of Tribune Publishing will be accomplished by distributing the shares of Tribune Publishing common stock to holders of Tribune common stock and Warrants as a dividend. Accordingly, the dividend of the shares of Tribune Publishing common stock will be approved by the Tribune board of directors pursuant to its statutory authority under Delaware law to declare and pay dividends.

What do I have to do to receive my shares of Tribune Publishing common stock?	Nothing. Your shares of Tribune Publishing common stock will be either reflected in an account statement that our transfer agent, Computershare Investor Services, will send to you shortly after , 2014 or credited to your account with your broker or nominee on or about , 2014.

When will I receive my shares of Tribune Publishing common stock?	If you hold your Tribune shares or Warrants in your own name, then your account statement reflecting the Tribune Publishing shares will be mailed to you on or about , 2014. You should allow several days for the mail to reach you.

If you hold your Tribune shares or Warrants through your broker or other nominee, you are probably not a stockholder of record and your receipt of Tribune Publishing shares depends on your arrangements with the nominee that holds your Tribune shares or Warrants for you. Tribune anticipates that brokers and other nominees generally will credit their customers’ accounts with Tribune Publishing shares on or about , 2014, but you should check with your broker or other nominee. See “The Distribution—When and How You Will Receive Tribune Publishing Common Stock.”

How will shares of Tribune Publishing common stock be distributed to me?	Tribune will distribute the shares of Tribune Publishing common stock by book-entry. If you are a record holder of Tribune common stock or Warrants on the record date then you will receive from our transfer agent shortly after , 2014, a statement of your book-entry account for the shares of Tribune Publishing common stock that are distributed to you. You will not receive physical stock certificates for your shares of Tribune Publishing common stock. If you are not a record holder of Tribune common stock or Warrants on the record date because your shares are held on your behalf by your broker or other nominee, then your shares of Tribune Publishing common stock should be credited to your account with your broker or nominee on or about , 2014.

Will Tribune distribute fractional shares?	Fractional shares of Tribune Publishing common stock will not be issued in the distribution. If you would be entitled to receive a fractional share of Tribune Publishing common stock in the distribution, then you will instead receive a cash payment with respect to the fractional shares. See “The Distribution—Treatment of Fractional Shares.”

Will the distribution affect the market price of my Tribune shares?	Following the distribution, we expect that Tribune common stock will continue to be traded over-the-counter. As a result of the distribution, the trading price of Tribune shares immediately following the distribution may be lower than immediately prior to the distribution. Until the market has fully evaluated the operations of Tribune without Tribune Publishing’s business and potentially thereafter, the price of Tribune shares may fluctuate significantly. See “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock.”

Where will my shares of Tribune Publishing common stock be traded?	We have applied to list the shares of Tribune Publishing common stock on the New York Stock Exchange under the trading symbol “TPUB” following completion of the distribution. See “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock.”

When will I be able to trade shares of Tribune Publishing common stock?	There is no current trading market for Tribune Publishing common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop prior to the distribution date. We expect “regular-way” trading of Tribune Publishing common stock to begin on the first trading day following the completion of the distribution. As discussed under “The Distribution—Listing and Trading of the Shares of Tribune Publishing Common Stock,” if you sell your Tribune Class A common stock or Class B common stock or Warrants after the record date and before the distribution, you will still be entitled to receive shares of Tribune Publishing’s common stock in the distribution.

What is Tribune Publishing’s dividend policy?	Following the distribution, we expect to pay regular cash dividends, although the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board of Directors. We cannot provide any assurance that dividends will be declared or paid. See “Dividend Policy.”

Can Tribune decide to cancel the distribution even if all of the conditions have been satisfied?	Yes. Until the distribution has occurred, Tribune has the right to terminate the distribution, even if all the conditions have been satisfied, if the board of directors of Tribune determines that the distribution is not in the best interest of Tribune and its stockholders or that market conditions or other circumstances are such that the separation of Tribune Publishing and Tribune is no longer advisable at that time.

What are the United States federal income tax consequences of the distribution to me as a Tribune stockholder?	To implement the distribution, Tribune will distribute the shares of Tribune Publishing common stock on a pro rata basis to Tribune’s stockholders and warrantholders in a manner that is intended to be tax-free to its stockholders and warrantholders for U.S. federal income tax purposes, except for cash that stockholders and warrantholders receive in lieu of fractional shares. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

How will Tribune Publishing be managed?	At the time of the distribution, Tribune Publishing’s executive officers are expected to be John H. Griffin, Jr., President and Chief Executive Officer; John B. Bode, Chief Financial Officer; Howard Greenberg, Publisher and Chief Executive Officer, Orlando Sentinel and Sun-Sentinel; Tony Hunter, Publisher and Chief Executive Officer, Chicago Tribune Company; Timothy E. Ryan, Publisher and Chief Executive Officer, The Baltimore Sun and The Morning Call; and Julie K. Xanders, General Counsel. At the time of the distribution, Tribune Publishing’s Board of Directors will consist of six directors, each with one-year terms. Tribune Publishing’s directors are expected to be David E. Dibble, Philip G. Franklin, John H. Griffin, Jr., Eddy W. Hartenstein, Renetta McCann and Ellen Taus. See “Management.”

What kind of relationship will Tribune Publishing have with Tribune after the distribution?

Prior to the distribution, Tribune Publishing and Tribune will enter into agreements for Tribune to transfer to Tribune Publishing certain assets and liabilities of Tribune related to Tribune Publishing’s business, to arrange for the continued provision of certain services by each company to the other for a period of time, to make arrangements for the distribution and to define the ongoing relationships between Tribune and Tribune Publishing, including with respect to tax matters. See “Relationships Between Tribune and Tribune Publishing following the Distribution.”

What are Tribune Publishing’s financing arrangements?	Immediately prior to the distribution, we intend to pay a cash dividend to Tribune of up to $275 million. We expect to fund such cash dividend with a portion of the proceeds from the approximately $350 million Senior Term Loan Facility that we anticipate arranging prior to the distribution. In addition, prior to the distribution, we expect to enter into the Senior ABL Facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million and to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf as of the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder. We expect the Senior ABL Facility will be undrawn at the time of the distribution. See “Financing Arrangements.”

Will any anti-takeover protections exist following the distribution?	Certain provisions of Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws may have the effect of making the acquisition of control of the company in a transaction not approved by our board of directors more difficult. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.”

Do I have appraisal rights in connection with the distribution?	No. Holders of Tribune common stock and Warrants have no appraisal rights in connection with the distribution. See “The Distribution—No Appraisal Rights.”

Who is the transfer agent and registrar for Tribune Publishing common stock?	The transfer agent and registrar for Tribune Publishing common stock is Computershare Investor Services. You can contact the transfer agent and registrar at the following address and telephone number:

Computershare Investor Services

P.O. Box 30170

College Station, TX 77842-3170

(888) 359-8621

Please contact the transfer agent with any questions about the distribution or if you need any additional information.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

Set forth below are summary historical and pro forma combined financial data for Tribune Publishing for the three months ended Mar. 30, 2014 and Mar. 31, 2013, as of and for Dec. 31, 2012 and for each of the three years ended Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011. The pro forma combined operating and balance sheet data as of and for the three months ended Mar. 30, 2014 and the pro forma combined operating data for the year ended Dec. 29, 2013 were derived from Tribune Publishing’s combined financial statements included elsewhere in this information statement. The historical combined operating data for the three months ended Mar. 30, 2014 and Mar. 31, 2013, for Dec. 31, 2012 and for the years ended Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011 and the historical combined balance sheet data as of Mar. 30, 2014, Dec. 29, 2013, Dec. 31, 2012 and Dec. 30, 2012 were derived from Tribune Publishing’s combined financial statements included elsewhere in this information statement. The historical combined balance sheet data as of Mar. 31, 2013 and Dec. 25, 2011 were derived from the financial records of Tribune, which are not included in this information statement. Operating results for any prior period are not necessarily indicative of the operating results to be expected in any future period, and operating results for the 2014 interim period are not necessarily indicative of the operating results that Tribune Publishing will experience for the entire year.

The unaudited pro forma combined financial data presented below are not necessarily indicative of Tribune Publishing’s results of operations or financial condition had the spin-off and related transactions been completed on the dates assumed. The unaudited pro forma combined financial data also may not be representative of the results of operations or financial condition that would have resulted had Tribune Publishing been operated as an independent, publicly-traded company during such periods and should not be relied upon as a representation of our future performance.

The summary historical and pro forma combined financial data set forth below should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and the notes thereto included in this information statement. The summary historical and pro forma combined financial data reflect Tribune Publishing’s results as historically operated as a part of Tribune, and these results may not be indicative of our future performance as a stand-alone company following the distribution. Operating expenses reflect direct expenses and allocations of certain Tribune corporate expenses that have been charged to Tribune Publishing based on specific identification or allocated based on use or other methodologies we believe appropriate. Management believes these allocations have been made on a reasonable and appropriate basis under the circumstances.

	Successor					Predecessor
	As of and for the three months ended			As of and for the year ended		As of and for	As of and for the years ended
	Pro Forma Mar. 30, 2014	Mar. 30, 2014	Mar. 31, 2013	Pro Forma Dec. 29, 2013	Dec. 29, 2013	Dec. 31, 2012[1]	Dec. 30, 2012[2]	Dec. 25, 2011
(in thousands)

STATEMENT OF OPERATIONS DATA:
Operating Revenues	$416,522	$416,522	$440,513	$1,795,107	$1,795,107	$—	$1,913,814	$1,915,932
Operating Profit	$21,462	$20,771	$37,653	$137,903	$166,529	$—	$41,656	$44,569
Net Income	$9,496	$11,772	$21,193	$67,842	$94,094	$2,842,326	$28,395	$41,614
Net Income Per Share:
Basic	$25,413,029	N/A	N/A	$25,381,743	N/A	N/A	N/A	N/A
Diluted	$25,413,029	N/A	N/A	$25,381,743	N/A	N/A	N/A	N/A

BALANCE SHEET DATA:
Total Assets	$614,319	$464,145	$843,317		$514,366	$897,797	$951,232	$1,043,785
Total Non-Current Liabilities	$393,587	$59,767	$59,660		$61,061	$61,787	$66,300	$79,728

	For the three months ended		For the years ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	Dec. 29, 2013	Dec. 30, 2012	Dec. 25, 2011
OTHER FINANCIAL DATA:
Adjusted EBITDA(3)	$40,245	$44,529	$234,719	$230,750	$206,867

(1)	Operating results for Dec. 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). See Note 3 to the audited combined financial statements for further information.

(2)	The year ended Dec. 30, 2012 consisted of 53 weeks, whereas all other fiscal years presented consisted of 52 weeks. The additional week contributed approximately $32 million to operating revenues for the year ended Dec. 30, 2012.

(3)	Adjusted EBITDA

Adjusted EBITDA is defined as net income before income taxes, interest income, interest expense, depreciation and amortization, equity income and losses, pension expense, stock-based compensation, certain unusual and non-recurring items (including severance and transaction-related costs), write-down of investments, non-operating items and reorganization items. Our management uses Adjusted EBITDA (a) as a measure of operating performance; (b) for planning and forecasting in future periods; and (c) in communications with our Board of Directors concerning our financial performance. Adjusted EBITDA is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America (GAAP). This non-GAAP measure is presented because it is used by management to evaluate our operating performance. We believe the presentation of Adjusted EBITDA enhances investors’ overall understanding of the financial performance of our business as a stand-alone company. In addition, Adjusted EBITDA, or a similarly calculated measure, is expected to be used as the basis for certain financial maintenance covenants that we will be subject to in connection with our entry into the Senior Credit Facilities. We believe Adjusted EBITDA is helpful in highlighting operating trends because it excludes the results of decisions that are outside the control of management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, age and book depreciation of facilities and capital investments. Since not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and should not be used by investors as a substitute or alternative to net income or any measure of financial performance calculated and presented in accordance with GAAP. Instead, we believe Adjusted EBITDA should be used to supplement our financial measures derived in accordance with GAAP to provide a more complete understanding of the trends affecting the business.

We note that Adjusted EBITDA does not reflect the potential impact resulting from the distribution and Tribune Publishing operating as a stand-alone public company, including any modification to the affiliation agreement between CareerBuilder and Tribune as a result of the distribution, the impact of affiliation agreements between Classified Ventures and our newspapers that may not be renewed or may be renewed on different terms or rental expense to be incurred by Tribune Publishing related to lease agreements with Tribune for certain facilities and office space. See “Unaudited Pro Forma Combined Financial Statements” and the notes thereto.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with GAAP. Some of the limitations to using non-GAAP measures as an analytical tool are:

—	they do not reflect our interest income and expense, or the requirements necessary to service interest or principal payments on our debt;

—	they do not reflect future requirements for capital expenditures or contractual commitments; and

—	although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements.

The following table presents a reconciliation of net income, the most directly comparable measure under GAAP, to Adjusted EBITDA for the periods presented:

	For the three months ended			For the years ended
(in thousands)	Mar. 30, 2014		Mar. 31, 2013	Dec. 29, 2013		Dec. 30, 2012	Dec. 25, 2011
Net income	$11,772		$21,193	$94,094		$28,395	$41,614
Income tax expense	8,653		16,180	70,992		3,294	2,539
Reorganization items, net	9		(58)	270		1,446	(410)
Other non-operating loss	—		—	—		—	1
Write-down of investment	—		—	—		6,141	—
Interest expense (income), net	2		(13)	(14)		31	(75)
Loss on equity investments, net	335		351	1,187		2,349	900
Depreciation and amortization	4,346		6,960	28,431		86,662	86,345
Allocated depreciation from Tribune(A)	4,781		3,380	17,127		21,152	19,993
Transaction-related costs(B)	6,087		901	18,454		—	—
Severance and related charges	348		1,511	15,592		13,558	14,076
1-week adjustment(C)	—		—	—		(7,436)	—
Intercompany rent(D)	8,396	(D)	—	7,543	(D)	—	—
Stock-based compensation	697		—	1,698		—	—
Pension expense (credit)	(5,472)		(5,894)	(23,766)		66,765	39,192
Other non-recurring costs(E)	291		18	3,111		8,393	2,692

Adjusted EBITDA(F)	$40,245		$44,529	$234,719		$230,750	$206,867

(A)	Represents the allocation of depreciation for certain assets of Tribune and its affiliates that support Tribune Publishing, including technology service center assets.

(B)	Transaction-related costs represent professional fees incurred in connection with the distribution, as well as costs associated with employee retention programs.

(C)	Since the year ended Dec. 30, 2012 was a 53-week year (based on our fiscal calendar), the 1-week adjustment allows for comparability with other fiscal years presented, which are 52-week years.

(D)	Intercompany rent represents rental expense recorded by Tribune Publishing for facilities owned by Tribune and its affiliates pursuant to related party lease agreements. This intercompany rent expense is added back to net income for better comparability between periods presented as Tribune Publishing began accounting for these related party leases on Dec. 1, 2013. For further discussion, see note (a) to the unaudited pro forma combined financial statements.

(E)	Other non-recurring costs include the write-down of certain software projects and real estate assets, one-time litigation settlements and certain other non-recurring costs such as lease terminations.

(F)	We note that Adjusted EBITDA does not reflect the potential impact resulting from the distribution and Tribune Publishing operating as a stand-alone public company, including any modification to the affiliation agreement between CareerBuilder and Tribune as a result of the distribution, the impact of affiliation agreements between Classified Ventures and our newspapers that may not be renewed or may be renewed on different terms or rental expense to be incurred by Tribune Publishing related to lease agreements with Tribune for certain facilities and office space. We expect that these items will have a material negative impact on Adjusted EBITDA following the distribution. For further discussion, including quantification of these items for certain periods, see notes (a) and (l) to the unaudited pro forma combined financial statements.

RISK FACTORS

You should carefully consider each of the following risks, together with all of the other information in this information statement, in evaluating our common stock. Some of the following risks relate to the distribution of our common stock, including the effect of such distribution on Tribune. Other risks relate to our business, our anticipated indebtedness, the securities markets and ownership of our common stock. If any of the following risks and uncertainties develop into actual events, we could be materially and adversely affected. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We expect advertising demand to continue to be impacted by changes in economic conditions and fragmentation of the media landscape.

Advertising revenue is our primary source of revenue. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. National and local economic conditions, particularly in major metropolitan markets, affect the levels of retail, national and classified newspaper advertising revenue. Changes in gross domestic product, consumer spending, auto sales, housing sales, unemployment rates, job creation, and circulation levels and rates, as well as federal, state and local election cycles, all impact demand for advertising.

A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Consolidation across various industries, such as large department store and telecommunications companies, may also reduce our overall advertising revenue.

Competition from other media, including other metropolitan, suburban and national newspapers, broadcasters, cable systems and networks, satellite television and radio, websites, magazines, direct marketing and solo and shared mail programs, affects our ability to retain advertising clients and raise rates. In recent years, Internet sites devoted to recruitment, automotive and real estate have become significant competitors of our newspapers and websites for classified advertising, and retaining our historical share of classified advertising revenue remains a significant ongoing challenge.

Seasonal variations in consumer spending cause our quarterly advertising revenue to fluctuate. Second and fourth quarter advertising revenue is typically higher than first and third quarter advertising revenue, reflecting the slower economic activity in the winter and summer and the stronger fourth quarter holiday season.

Demand for our products is also a factor in determining advertising rates. For example, circulation levels for our newspapers, which have been declining, are a factor in determining advertising rates.

All of these factors continue to contribute to a difficult advertising sales environment and may further adversely impact our ability to grow or maintain our advertising revenue.

Increasing popularity of digital media and the shift in newspaper readership demographics, consumer habits and advertising expenditures from traditional print to digital media have adversely affected and may continue to adversely affect our operating revenues and may require significant capital investments due to changes in technology.

Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increasing number of methods for delivery of news and other content and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business and financial results may be adversely affected.

The increasing number of digital media options available on the Internet, through social networking tools and through mobile and other devices distributing news and other content, is expanding consumer choice significantly. Faced with a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how and at what price they consume digital content than they do on the source or reliability of such content. Further, as existing newspaper readers get older, younger generations may not develop similar readership habits. News aggregation websites and customized news feeds (often free to users) may reduce our traffic levels by creating a disincentive for the audience to visit our websites or use our digital applications. If traffic levels stagnate or decline, we may not be able to create sufficient advertiser interest in our digital businesses or to maintain or increase the advertising rates of the inventory on our digital platforms.

In addition, the range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising than for print advertising. Consequently, our digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. A decrease in our customers’ advertising expenditures, reduced demand for our offerings or a surplus of advertising inventory could lead to a reduction in pricing and advertising spending, which could have an adverse effect on our businesses and assets. Our ability to maintain and improve the performance of our customers’ advertising on our digital properties may impact rates we achieve in the marketplace for our advertising inventory.

Paywalls on our newspaper websites require users to pay for content after accessing a limited number of pages or news articles for free each month. Our ability to build a subscriber base on our digital platforms through these packages depends on market acceptance, consumer habits, pricing, an adequate online infrastructure, terms of delivery platforms and other factors. If our print subscribers opt out of the packages in greater numbers than we anticipate, we may not generate expected circulation revenue. In addition, the paywall may result in fewer page views or unique visitors to our websites if digital viewers are unwilling to pay to gain access to our digital content. Stagnation or a decline in website traffic levels may adversely affect our advertiser base and advertising rates and result in a decline in digital revenue.

Technological developments also pose other challenges that could adversely affect our operating revenues and competitive position. New delivery platforms may lead to pricing restrictions, the loss of distribution control and the loss of a direct relationship with consumers. Our advertising and circulation revenues have declined, reflecting general trends in the newspaper industry, including declining newspaper buying by young people and the migration to other available forms of media for news. We may also be adversely affected if the use of technology developed to block the display of advertising on websites proliferates.

Any changes we make to our business model to address these challenges may require significant capital investments. We may be limited in our ability to invest funds and resources in digital products, services or opportunities and we may incur costs of research and development in building and maintaining the necessary and continually evolving technology infrastructure. Some of our existing competitors and new entrants may have greater operational, financial and other resources or may otherwise be better positioned to compete for opportunities and as a result, our digital businesses may be less successful, which may adversely affect our business and financial results.

Macroeconomic trends may adversely impact our business, financial condition and results of operations.

Our operating revenues are sensitive to discretionary spending available to advertisers and subscribers in the markets we serve, as well as their perceptions of economic trends and uncertainty. Weak economic indicators in various regions across the nation, such as high unemployment rates, weakness in housing and continued uncertainty caused by national and state governments’ inability to resolve fiscal issues in a cost efficient manner to taxpayers may adversely impact advertiser and subscriber sentiment. These conditions could impair our ability to maintain and grow our advertiser and subscriber base.

Our business operates in highly competitive markets and our ability to maintain market share and generate operating revenues depends on how effectively we compete with existing and new competition.

Our business operates in highly competitive markets. Our newspapers compete for audiences and advertising revenue with other newspapers as well as with other media such as the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, and yellow pages. Some of our current and potential competitors have greater financial and other resources than we do.

Our newspaper publications generate significant percentages of their advertising revenue from a few categories, including automotive, employment, and real estate classified advertising. In recent years, websites dedicated to automotive, employment, and real estate advertising have become significant competitors of our newspapers and websites. As a result, even in the absence of a recession or economic downturn, technological, industry, or other changes specifically affecting these advertising sources could reduce advertising revenues and adversely affect our financial condition and results of operations.

Our operating revenues primarily consist of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, the Internet, outdoor billboards, and other media. Free circulation daily newspapers have been recently introduced in several metropolitan markets, and there can be no assurance that free daily publications, or other publications, will not be introduced in any markets in which we publish newspapers. The National Do Not Call Registry has affected the way newspapers solicit home-delivery circulation, particularly for larger newspapers that historically have relied on telemarketing. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics, and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, customer service, and other sources of news and information. Our local and regional competitors in community newspapers are typically unique to each market, but we have competitors for advertising revenue that are larger and have greater financial and distribution resources than we do. Circulation revenue and our ability to achieve price increases for our print products may be affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among certain demographics. We may incur higher costs competing for advertising dollars and paid circulation. If we are not able to compete effectively for advertising dollars and paid circulation, our operating revenues may decline and our financial condition and results of operations may be adversely affected.

Decreases, or slow growth, in circulation may adversely affect our circulation and advertising revenues.

Our newspapers, and the newspaper industry as a whole, are experiencing challenges to maintain and grow print circulation and circulation revenue. This results from, among other factors, increased competition from other media, particularly the Internet, changing newspaper readership demographics and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. These factors could affect our ability to implement circulation price increases for our print products.

In addition, our circulation revenue is sensitive to discretionary spending available to subscribers in the markets we serve, as well as their perceptions of economic trends and uncertainty. Weak economic indicators in various regions across the nation may adversely impact subscriber sentiment and therefore impair our ability to maintain and grow our circulation.

A prolonged decline in circulation could affect the rate and volume of advertising revenue. To maintain our circulation base, we may incur additional costs, and may not be able to recover these costs through circulation and advertising revenue. To address declining circulation, we may increase spending on marketing designed to retain our existing subscriber base and continue or create niche publications targeted at specific market groups. We may also increase marketing efforts to drive traffic to our proprietary websites.

We anticipate that readership analyses will become increasingly important now that the Audit Bureau of Circulations has agreed to publish readership statistics and recognize Internet use in addition to circulation information. We believe this is a positive industry development but we cannot predict its effect on advertising revenue.

We rely on revenue from the printing and distribution of publications for third parties that may be subject to many of the same business and industry risks that we are.

We generate a substantial amount of revenue from printing and distributing third-party publications, and our relationships with these third parties are generally pursuant to short-term contracts. As a result, if the macroeconomic and industry trends described herein such as the sensitivity to perceived economic weakness of discretionary spending available to advertisers and subscribers, circulation declines, shifts in consumer habits and the increasing popularity of digital media affect those third parties, we may lose, in whole or in part, a substantial source of revenue.

In addition, one of the local publications we provide printing and distribution services to provided notice to us to terminate its printing and distribution agreements with us in May 2015 and May 2016, respectively. A decision by any of the three largest national publications or the major local publications to cease publishing and distribution in those markets, or seek alternatives to their current business practice of partnering with us, could materially impact our profitability.

Newsprint prices may continue to be volatile and difficult to predict and control.

Newsprint is one of our largest expenses. The price of newsprint has historically been volatile and the consolidation of North American newsprint mills over the years has reduced the number of suppliers. We have historically been able to realize favorable newsprint pricing by virtue of our company-wide volume and a long-term contract with a significant supplier. Failure to maintain our current consumption levels, further supplier consolidation or the inability to maintain our existing relationships with our newsprint suppliers may adversely impact newsprint prices in the future.

We may not be able to adapt to technological changes.

Advances in technologies or alternative methods of content delivery or changes in consumer behavior driven by these or other technologies could have a negative effect on our business. We cannot predict the effect such technologies will have on our operations. In addition, the expenditures necessary to implement these new technologies could be substantial and other companies employing such technologies before we are able to do so could aggressively compete with our business.

Technological developments may increase the threat of content piracy and limit our ability to protect intellectual property rights.

We seek to limit the threat of content piracy; however, policing unauthorized use of our products and services and related intellectual property is often difficult and the steps taken by us may not in every case prevent the infringement by unauthorized third parties. Developments in technology increase the threat of content piracy by making it easier to duplicate and widely distribute pirated material. Protection of our intellectual property rights is dependent on the scope and duration of our rights as defined by applicable laws in the U.S. and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. There can be no assurance that our efforts to enforce our rights and protect our products, services and intellectual property will be successful in preventing content piracy.

We rely on third-party vendors for various services.

We rely on third-party suppliers. We do not control the operation of these suppliers. If any of these third-party suppliers terminate their relationship with us, or do not provide an adequate level of service, it would be disruptive to our business as we seek to replace the supplier or remedy the inadequate level of service. This disruption may adversely affect our operating results.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

Our ability to compete effectively depends in part upon our intellectual property rights, including our trademarks, copyrights and proprietary technology. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property rights and proprietary technology may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary technology, or to defend against claims by third parties that the conduct of our businesses or our use of intellectual property infringes upon such third party’s intellectual property rights. Any intellectual property litigation or claims brought against us, whether or not meritorious, could result in substantial costs and diversion of our resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require us to pay substantial amounts to the other party or cease exercising our rights in such intellectual property. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all. Our business, financial condition or results of operations may be adversely affected as a result.

Adverse results from litigation or governmental investigations can impact our business practices and operating results.

From time to time, we could be party to litigation, including matters relating to alleged libel or defamation, and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations may result in significant monetary damages or injunctive relief that may adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted.

We may incur significant costs to address contamination issues at certain sites owned, operated or used by the publishing business of Tribune.

In connection with the distribution, we will agree to indemnify Tribune for any claims or expenses related to certain identified environmental issues. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Separation and Distribution Agreement.” The identified issues generally relate to sites historically owned, operated or used by Tribune’s publishing business at which contamination was identified. Historically, Tribune’s publishing business was obligated to investigate and remediate contamination at certain of these sites. Tribune was also required to contribute to cleanup costs at certain of these sites that were third-party waste disposal facilities at which it disposed of its wastes. We could have additional investigation and remediation obligations and be required to contribute to cleanup costs at these facilities. Environmental liabilities, including investigation and remediation obligations, could adversely affect our operating results or financial condition.

We may not achieve the acquisition component of our business strategy, or successfully complete strategic acquisitions, investments or divestitures.

We continuously evaluate our businesses and make strategic acquisitions, investments and divestitures as part of our strategic plan. These transactions involve challenges and risks in negotiation, execution, valuation and integration. There can be no assurance that any such acquisitions, investments or divestitures can be completed.

We expect acquisitions to continue to be an important component of our business strategy; however, there can be no assurance that we will be able to grow our business through acquisitions, that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the incurrence of debt and contingent liabilities, an increase in interest and amortization expense and significant charges relative to integration costs. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations will be adversely affected if we overpay for acquisitions. Even if successfully negotiated, closed and integrated, certain acquisitions may prove not to advance our business strategy and may fall short of expected returns.

Acquisitions involve a number of risks, including:

—	problems implementing disclosure controls and procedures for the newly acquired business;

—	the challenges in achieving strategic objectives, cost savings and other anticipated benefits;

—	unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;

—	potential adverse short-term effects on operating results through increased costs or otherwise;

—	potential future impairments of goodwill associated with the acquired business;

—	diversion of management’s attention and failure to recruit new, and retain existing, key personnel of the acquired business;

—	failure to successfully implement systems integration;

—	exceeding the capability of our systems; and

—	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

Our ability to operate effectively could be impaired if we fail to attract and retain our senior management team.

Our success depends, in part, upon the continuing contributions of our senior management team. There is no guarantee that they will not leave. The loss of the services of any members of our senior management team or the failure to attract qualified persons to our senior management team may have a material adverse effect on our business or our business prospects.

We may be obligated to make greater contributions to multiemployer defined benefit pension plans that cover our union-represented employees in the next several years than previously required, placing greater liquidity needs upon our operations.

We contribute to a number of multiemployer defined benefit pension plans under the terms of collective bargaining agreements that cover our union-represented employees. We are the only employer whose employees represent more than 5% of the total participation of each of the Chicago Newspaper Publishers Drivers’ Union Pension Plan (the “Drivers’ Plan”) and the GCIU Employer Retirement Benefit Plan.

On March 31, 2010, the Drivers’ Plan was certified by its actuary to be in critical status for the plan year beginning Jan. 1, 2010. As a result, the trustees of the Drivers’ Plan were required to adopt and implement a rehabilitation plan as of Jan. 1, 2011 designed to enable the Drivers’ Plan to cease being in critical status within the period of time stipulated by the Internal Revenue Code (the “IRC”). The terms of the rehabilitation plan adopted by the trustees require Tribune Publishing to make increased contributions beginning on Jan. 1, 2011 through Dec. 31, 2025, and the trustees of the Drivers’ Plan project that it will emerge from critical status on Jan. 1, 2026. Based on the actuarial assumptions utilized as of Jan. 1, 2010 to develop the rehabilitation plan, it is estimated that Tribune Publishing’s remaining share of the funding obligations to the Drivers’ Plan during the rehabilitation plan period is approximately $93 million as of Dec. 29, 2013. The funding obligation is subject to change based on a number of factors, including actual returns on plan assets as compared to assumed returns, changes in the number of plan participants and changes in the rate used for discounting future benefit obligations.

The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if we stop participating in one of our multiemployer plans, we may incur a withdrawal liability based on the unfunded status of the plan.

Our possession and use of personal information and the use of payment cards by our customers present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store and process confidential subscriber and other sensitive data, such as names, email addresses, addresses and other personal information. We depend on the security of our networks and, in part, on the security of our third-party service providers. Unauthorized use of or inappropriate access to our, or our third-party service providers’, networks, computer systems and services could potentially jeopardize the security of confidential information, including payment card (credit or debit) information, of our customers. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we or our third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Non-technical means, for example, actions by an employee, can also result in a data breach. There can be no assurance that any security measures we, or our third-party service providers, take will be effective in preventing these activities. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose customers or users. A party that is able to circumvent our security measures could misappropriate our proprietary information or the information of our customers or users, cause interruption in our operations, or damage our computers or those of our customers or users. As a result of any such breaches, customers or users may assert claims of liability against us as a result of any failure by us to prevent these activities. These activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our products and services, all of which may have a material adverse effect on our business, financial condition and results of operations. The coverage and limits of our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

A significant number of our customers authorize us to bill their payment card accounts directly for all amounts charged by us. These customers provide payment card information and other personally identifiable information which, depending on the particular payment plan, may be maintained to facilitate future payment card transactions. Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the banks that issue the payment cards for their related expenses and penalties. In addition, if we fail to follow payment card industry data security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give our customers the option of using payment cards. If we were unable to accept payment cards, our business would be seriously harmed.

Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by United States federal and state regulatory agencies or courts. We could also be subject to evolving state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these laws or regulations may have an adverse effect on our business, financial condition and results of operations.

Labor strikes, lockouts and protracted negotiations can lead to business interruptions and increased operating costs.

As of Mar. 30, 2014, union employees comprised approximately 13% of our workforce. We are required to negotiate collective bargaining agreements across our business units on an ongoing basis. Complications in labor negotiations can lead to work slowdowns or other business interruptions and greater overall employee costs. If we or our suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions or others could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could adversely affect our business by disrupting our ability to provide customers with our products or services. Depending on its duration, any lockout, strike or work stoppage may have an adverse effect on our operating revenues, cash flows or operating income or the timing thereof.

Changes in accounting standards can significantly impact reported earnings and operating results.

Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to revenue recognition, intangible assets, pensions, income taxes and stock-based compensation are complex and involve significant judgments. Changes in these rules or their interpretation may significantly change our reported earnings and operating results.

Events beyond our control may result in unexpected adverse operating results.

Our results could be affected in various ways by global or domestic events beyond our control, such as wars, political unrest, acts of terrorism, and natural disasters. Such events can quickly result in significant declines in advertising revenue and significant increases in newsgathering costs.

Risks Relating to the Distribution

We have no operating history as a separate public company and may be unable to operate profitably after becoming a stand-alone company.

We have no operating history as a separate, stand-alone public company. Historically, because the publishing and the broadcasting businesses that comprised Tribune have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the distribution, we will be able to rely only on the publishing business for such requirements. We cannot assure you that, as a separate public company, operating results will continue at historical levels, or that we will be profitable. Additionally, we have relied on Tribune for various financial, administrative and managerial services in conducting our operations. Following the distribution, we will maintain our own credit and banking relationships and in time will perform our own financial and investor relations functions. Although we may employ certain key employees of Tribune following the distribution, we cannot assure you that we will be able to successfully put in place, or thereafter maintain, the financial functions, administration and management necessary to operate as a separate company or that we will not incur additional costs operating as a separate public company. For example, prior to the distribution, we, as part of Tribune’s business, were able to use Tribune’s size to procure products and services on favorable terms. We could experience some increased costs after the distribution as a result of the absence of such economies of scale. Any such additional or increased costs may have a material adverse effect on our business, financial condition, or results of operations.

Our historical and pro forma financial information may not be indicative of our future results as a separate public company.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate public company during the periods presented or be indicative of what our results of operations, financial position, and cash flows may be in the future when we are a separate public company. Our historical financial information reflects allocations for services historically provided by Tribune, and we expect these allocated costs to be different from the actual costs we will incur for these services in the future as a separate public company. In some instances, the costs incurred for these services as a separate public company may be higher than the share of total Tribune expenses allocated to our business historically.

The historical financial information does not reflect the increased costs associated with being a separate public company, including changes that we expect in our cost structure, personnel needs, financing, and operations of our business as a result of the distribution.

In addition, the pro forma financial information we have included in this information statement is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial information should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a separate company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the notes thereto in this information statement.

We may incur increased costs after the distribution or as a result of the separation from Tribune that may cause our profitability to decline.

Historically, our business has been operated as one of Tribune’s segments, and Tribune has performed many corporate functions for our operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, select accounting functions, finance and tax administration, benefits administration, legal, governmental relations and regulatory functions. Following the distribution, Tribune will provide support to us with respect to certain of these functions for periods to be specified in the transition services agreement and various other agreements described elsewhere in this information statement. We will need to replicate certain systems, infrastructure and personnel to which we will no longer have access after the distribution from Tribune. However, we may misjudge our requirements for these services and systems on a stand-alone basis, and may incur greater than expected capital and other costs associated with developing and implementing its own support functions in these areas. These costs may exceed the costs we will pay to Tribune during the transition period.

In addition, there may be an adverse operational effect on our business as a result of the significant time our management and other employees and internal resources will need to dedicate to building these capabilities during the first few years following the distribution that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions, or obtained them from other providers, we may not be able to operate the company effectively and our profitability may decline.

A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.

An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder, LLC (“CareerBuilder”) pursuant to which our newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement of CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in our newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in our newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to our newspapers for up to five years. This modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement. We have no history operating under such a modified affiliation agreement and are not able to predict how such agreement will impact our revenues in the future, though we expect that our advertising revenues from this modified affiliation agreement will be lower. Tribune will continue to hold a 1.5% stake in Tribune Publishing to allow Tribune Publishing for a period of up to five years to enter into and retain the benefits of the modified affiliation agreement at our newspapers. However, it is possible that Tribune will cease to retain at least a 1% interest in Tribune Publishing prior to the end of the five-year period, or other circumstances could occur, which could cause our newspapers to cease to earn advertising revenues under an affiliation agreement with CareerBuilder.

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures, LLC (“Classified Ventures”) pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, and continue to earn the same level of advertising revenues under the affiliation agreements following the distribution. On April 1, 2014, Classified Ventures completed a transaction to sell its Apartments.com business. The sale of Apartments.com is expected to negatively impact our future revenues and affiliate fees from Classified Ventures. In addition, in connection with the sale of Apartments.com, we agreed to (i) provide links to Apartments.com from our primary newspaper websites and (ii) not engage in the business of providing a national searchable online resource for residential housing, each for a period of two years following the sale. If Classified Ventures were to sell its ownership interest in its primary remaining asset, Cars.com, it would likely further negatively impact our future revenues and affiliate fees from Classified Ventures. In addition, any dispositions of the assets of Classified Ventures, whether prior to or following the distribution, would not inure to the benefit of Tribune Publishing.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $10 million and $19 million for the three months ended Mar. 30, 2014 and $44 million and $71 million for the year ended Dec. 29, 2013 related to CareerBuilder and Classified Ventures, respectively. Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling the classified advertising products. Such amounts totaled $2 million and $7 million for the three months ended Mar. 30, 2014 and $5 million and $24 million for the year ended Dec. 29, 2013 for CareerBuilder and Classified Ventures, respectively.

If we cease to earn advertising revenues under the affiliation agreements with CareerBuilder and Classified Ventures or the amount of such revenues is materially reduced, our operating revenues, financial condition and results of operations could be materially and adversely affected.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and our accounting, management and financial reporting systems may not be adequately prepared to comply with public company reporting, disclosure controls and internal control over financial reporting requirements.

We have historically operated as a subsidiary of Tribune and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. Following the distribution, we will be required to file annual, quarterly and other reports with the Securities and Exchange Commission (“SEC”). We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems and may require us to upgrade our systems, implement additional financial and management controls, reporting systems, IT systems and procedures, and hire additional accounting, legal and finance staff. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

—	prepare and file periodic and current reports, and distribute other stockholder communications, in compliance with the federal securities laws and New York Stock Exchange rules;

—	define and expand the roles and the duties of our Board of Directors and its committees;

—	institute comprehensive compliance, investor relations and internal audit functions; and

—	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, beginning with the year ending Dec. 31, 2015, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, following the distribution, we will be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If we are unable to upgrade our systems, implement additional financial and management controls, reporting systems, IT systems and procedures, and hire additional accounting, legal and finance staff in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act and the Sarbanes-Oxley Act could be impaired.

We may incur increased expenses if the transition services agreement and other agreements with Tribune are terminated.

In connection with the distribution, we will enter into a transition services agreement and various other agreements with Tribune, pursuant to which Tribune will provide us with certain specified services on a transitional basis, including in such areas as human resources, risk management, treasury, legal, internal audit, technology support and other areas where we may need assistance and support following the distribution. Depending on the particular service being provided, the agreements will extend for up to two years after the distribution, but may be terminated earlier under certain circumstances, including a default. If one or more of the agreements are terminated, we may be required to obtain such services from a third party. This may be more expensive than the fees that we will be required to pay under the agreements with Tribune.

If the distribution does not qualify as a tax-free distribution under Section 355 of the IRC, including as a result of subsequent acquisitions of stock of Tribune or Tribune Publishing, then Tribune or Tribune stockholders and warrantholders may be required to pay substantial U.S. federal income taxes, and Tribune Publishing may be obligated to indemnify Tribune for such taxes imposed on Tribune or Tribune stockholders and warrantholders as a result thereof.

Tribune has received a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”) to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune, Tribune Publishing and the Tribune stockholders and warrantholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied.

The distribution is conditioned upon Tribune’s receipt of an opinion of Debevoise & Plimpton LLP, special tax counsel to Tribune, to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune and the stockholders and warrantholders of Tribune. The opinion of Tribune’s special tax counsel is expected to rely on the IRS Ruling as to matters covered by it.

The IRS Ruling is, and the opinion of Tribune’s special tax counsel will be, based on, among other things, certain representations and assumptions as to factual matters made by Tribune and certain of the Tribune stockholders. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS Ruling or the opinion of Tribune’s special tax counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS Ruling and the opinion of Tribune’s special tax counsel will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The distribution will be taxable to Tribune pursuant to Section 355(e) of the IRC if there is a 50% or more change in ownership of either Tribune or Tribune Publishing, directly or indirectly, as part of a plan or series of related transactions that include the distribution. Section 355(e) might apply if other acquisitions of stock of Tribune before or after the distribution, or of Tribune Publishing after the distribution, are considered to be part of a plan or series of related transactions that include the distribution. If Section 355(e) applied, Tribune might recognize a very substantial amount of taxable gain.

Under the tax matters agreement, in certain circumstances, and subject to certain limitations, we are required to indemnify Tribune against taxes on the distribution that arise as a result of our actions or failures to act after the distribution. See “—Risks Relating to the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant” and “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement.” In some cases, however, Tribune might recognize gain on the distribution without being entitled to an indemnification payment under the tax matters agreement.

See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.

The tax matters agreement prohibits us from taking actions that could reasonably be expected to cause the distribution to be taxable or to jeopardize the conclusions of the IRS Ruling or opinions of counsel received by us or Tribune. In particular, for two years after the distribution, we may not:

—	enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of our capital stock, or options or other rights in respect of our capital stock, subject to certain exceptions relating to employee compensation arrangements and open market stock repurchases;

—	cease the active conduct of our business; or

—	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless we survive and the transaction otherwise complies with the restrictions in the tax matters agreement.

Nevertheless, we are permitted to take any of the actions described above if we obtain Tribune’s consent, or if we obtain a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Tribune) to the effect that the action will not affect the tax-free status of the distribution. However, the receipt by us of any such consent, opinion or ruling does not relieve us of any obligation we have to indemnify Tribune for an action we take that causes the distribution to be taxable to Tribune.

Because of these restrictions, for two years after the distribution, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital. Also, our indemnity obligation to Tribune may discourage, delay or prevent a third party from acquiring control of us during this two-year period in a transaction that our stockholders might consider favorable. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement” and “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution.”

The combined post-distribution value of Tribune and Tribune Publishing shares may not equal or exceed the pre-distribution value of Tribune shares.

After the distribution, we expect that Tribune common stock will continue to be traded over-the-counter. We have applied to list the shares of our common stock on the New York Stock Exchange. We cannot assure you that the combined trading prices of Tribune common stock and our common stock after the distribution, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Tribune common stock prior to the distribution. Until the market has fully evaluated the business of Tribune without our business and potentially thereafter, the price at which Tribune common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

After the distribution, certain members of management, directors and stockholders may face actual or potential conflicts of interest.

After the distribution, our management and directors and the management and directors of Tribune may own both Tribune common stock and our common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Tribune’s management and directors face decisions that could have different implications for us and Tribune. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tribune regarding the terms of the agreements governing the distribution and our relationship with Tribune thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or Tribune may enter into in the future.

Federal Communications Commission regulations may limit Tribune Publishing’s activities, including the ability to own or operate media properties it does not presently own or operate.

The FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”) prohibits a person or entity from having an “attributable” ownership or positional interest in a broadcast station and a daily newspaper published in the same market. For purposes of the NBCO Rule, any common officer, director or 5% or greater voting stockholder of Tribune and Tribune Publishing (“Common Interest Holder”) will be deemed to hold an attributable interest in both companies after the distribution. The existence of a Common Interest Holder may have the effect of limiting the activities or strategic business opportunities available to one company as a result of the business or activities of the other, including limiting our ability to acquire daily newspapers in markets where Tribune operates a broadcast station. Tribune’s existing Chicago market radio/television/newspaper combination has been permanently grandfathered by the FCC, and its television/newspaper combinations in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets are subject to temporary waivers of the NBCO Rule granted on Nov. 16, 2012, in connection with the FCC’s approval of Tribune’s plan of reorganization (the “Exit Order”).

The temporary waivers require Tribune to come into compliance with the NBCO rule within one year from the release date of the Exit Order or, if the FCC adopts a revised NBCO rule before the one-year deadline, authorizes Tribune to seek waivers of the revised rule by filing new waiver requests within 60 days after the FCC releases the order revising the NBCO rule. Because the FCC had not adopted a revised NBCO Rule by Nov. 12, 2013, on that date Tribune filed with the FCC a request for extension of the temporary NBCO rule waivers granted in the Exit Order (in New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven). The request is pending. On Mar. 31, 2014, the FCC initiated its Congressionally-mandated 2014 Quadrennial Review proceeding, in which it is requesting comment on whether its media ownership rules, including the NBCO Rule, are necessary in the public interest as a result of competition. The FCC has indicated it does not intend to act on the 2014 Quadrennial Review before June 30, 2016 at the earliest. We cannot predict the outcome of this proceeding or whether or the extent to which the FCC will reauthorize Tribune’s existing temporary waivers.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our financial performance, (2) our credit ratings or absence of a credit rating, (3) the liquidity of the overall capital markets and (4) the state of the economy. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

Until the distribution occurs, Tribune has the sole discretion to change the terms of the distribution.

Until the distribution occurs, Tribune will have the sole and absolute discretion to determine and change the terms of the distribution, including the record date and distribution date. These changes may be unfavorable to us. In addition, Tribune may decide at any time not to proceed with the distribution.

Federal and state fraudulent transfer laws and Delaware corporate law may permit a court to void the distribution and related transactions, which would adversely affect our financial condition and our results of operations.

In connection with the distribution, Tribune intends to undertake a series of internal corporate reorganization transactions which, along with the contribution of Tribune’s publishing businesses, the distribution of Tribune Publishing shares and the cash dividend to be paid to Tribune, may be subject to challenge under federal and state fraudulent conveyance and transfer laws as well as under Delaware corporate law. Under applicable laws, any transaction, contribution or distribution contemplated as part of the distribution could be voided as a fraudulent transfer or conveyance if, among other things, the transferor received less than reasonably equivalent value or fair consideration in return and was insolvent or rendered insolvent by reason of the transfer.

We cannot be certain as to the standards a court would use to determine whether or not any entity involved in the distribution was insolvent at the relevant time. In general, however, a court would look at various facts and circumstances related to the entity in question, including evaluation of whether or not:

—	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

—	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

—	it could pay its debts as they become due.

If a court were to find that any transaction, contribution or distribution involved in the distribution was a fraudulent transfer or conveyance, the court could void the transaction, contribution or distribution. In addition, the distribution could also be voided if a court were to find that it is not a legal distribution or dividend under Delaware corporate law. The resulting complications, costs and expenses of either finding would materially adversely affect our financial condition and results of operations.

Risks Relating to our Indebtedness

In connection with the distribution, we expect to incur indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under anticipated agreements governing our indebtedness.

In connection with the distribution, we expect to borrow approximately $350 million, with a portion of the proceeds to be used to fund a cash dividend to Tribune of up to $275 million immediately prior to the distribution. In addition, prior to the distribution, we expect to enter into the Senior ABL Facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million and to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf as of the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder. In addition, we expect that, subject to certain conditions, subsequent to the closing date of the Senior Credit Facilities, without the consent of the applicable then existing lenders (but subject to the receipt of commitments), each of the Senior ABL Facility and the Senior Term Facility may be expanded by certain incremental commitments by an amount up to (i) $75 million in the case of the Senior ABL Facility and (ii) in the case of the Senior Term Facility, (A) the greater of $100 million and an amount as will not cause the net senior secured leverage ratio after giving effect to such incurrence to exceed 2.00 to 1.00, plus (B) an amount equal to all voluntary prepayments of the term loans borrowed under the Senior Term Facility on the distribution date and refinancing debt in respect of such loans. Our level of debt could have important consequences to our stockholders, including:

—	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

—	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

—	increasing our vulnerability to general adverse economic and industry conditions;

—	limiting our ability to pay dividends;

—	exposing us to the risk of increased interest rates to the extent that our borrowings are at variable rates of interest;

—	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

—	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

—	increasing our cost of borrowing.

We and our subsidiaries may incur significant additional indebtedness in the future. If new indebtedness is added to our anticipated indebtedness levels after the distribution, the related risks that we face would increase.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our anticipated debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “—Risks Relating to Our Business.” If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. We expect that the agreements governing our indebtedness will restrict our ability to dispose of assets and use the proceeds from those dispositions and will also restrict our ability to raise debt capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and lenders could declare all outstanding principal and interest to be due and payable, the lenders under our expected revolving credit facility could terminate their commitments to loan money, the lenders could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation. All of these events could result in you losing some or all of the value of your investment.

The terms of the agreements governing our indebtedness are expected to restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

We expect that the agreements governing our Senior Credit Facilities will contain a number of restrictive covenants that will impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrictions might hinder our ability to grow in accordance with our strategy. A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be:

—	limited in how we conduct our business;

—	limited or unable to pay dividends to our shareholders in certain circumstances;

—	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

—	unable to compete effectively or to take advantage of new business opportunities.

Our indebtedness is expected to have variable rates of interest, which could subject us to interest rate risk or cause our debt service obligations to increase significantly.

Borrowings under the Senior ABL Facility are expected to be at variable rates of interest and, to the extent LIBOR exceeds 1.00%, borrowings under our Senior Term Facility are expected to be at variable rates of interest, which could expose us to interest rate risk. Interest rates are currently at historically low levels. If interest rates increase, our future debt service obligations on the variable rate portion of our indebtedness would increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all revolving loans are fully drawn under our Senior Credit Facilities and LIBOR exceeds 1.00%, each quarter point change in interest rates would result in a $1.2 million change in annual interest expense on our indebtedness. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, due to risks for hedging gains and losses and cash settlement costs, we may elect not to maintain such interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Risks Related to Tribune Company’s Emergence from Bankruptcy

We may not be able to settle, on a favorable basis or at all, unresolved claims filed in connection with the Chapter 11 proceedings and resolve the appeals seeking to overturn the order confirming the Plan.

On Dec. 31, 2012, Tribune and 110 of its direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”) that had filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on Dec. 8, 2008 (or on Oct. 12, 2009, in the case of Tribune CNLBC, LLC) emerged from Chapter 11. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions undertaken at the time of the Debtors’ emergence, are successor legal entities to legal entities that were Debtors. See Notes 2 and 3 to the historical combined financial statements for further information. The Debtors’ Chapter 11 cases have not yet been closed by the Bankruptcy Court, and certain claims asserted against the Debtors in the Chapter 11 cases remain unresolved. As a result, we expect to continue to incur certain expenses pertaining to the Chapter 11 proceedings in future periods, which may be material.

On April 12, 2012, the Debtors, the official committee of unsecured creditors and creditors under certain Tribune prepetition debt facilities filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries (subsequently amended and modified, the “Plan”) with the Bankruptcy Court. On July 23, 2012, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”). Several notices of appeal of the Confirmation Order have been filed. The appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions that was embodied in the Plan (see Note 2 to the audited combined financial statements for further information). There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals and those appeals remain pending before the Delaware District Court. In January 2013, the reorganized Debtors filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. That request has been fully briefed by the parties and the motion remains pending. If the appellants were successful in overturning the Confirmation Order and certain prior orders of the Bankruptcy Court, our financial condition may be adversely affected.

Risks Relating to our Common Stock and the Securities Market

Certain provisions of our certificate of incorporation, by-laws, tax matters agreement, separation and distribution agreement, employee matters agreement, transition services agreement, and Delaware law may discourage takeovers.

We expect that our amended and restated certificate of incorporation and amended and restated by-laws will contain certain provisions that may discourage, delay or prevent a change in our management or control over us. For example, we expect our amended and restated certificate of incorporation and amended and restated by-laws to, collectively:

—	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

—	provide that vacancies on our Board of Directors, including vacancies resulting from an enlargement of our Board of Directors, may be filled only by a majority vote of directors then in office;

—	prohibit stockholders from calling special meetings of stockholders;

—	prohibit stockholder action by written consent;

—	establish advance notice requirements for nominations of candidates for elections as directors or to bring other business before an annual meeting of our stockholders; and

—	require the approval of holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend certain provisions of our amended and restated certificate of incorporation or to amend our amended and restated by-laws.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of stockholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of the Board of Directors. Moreover, these provisions may inhibit increases in the trading price of our common stock that may result from takeover attempts or speculation. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws.”

Under the tax matters agreement, we have agreed to indemnify Tribune for certain tax related matters, and we may be unable to take certain actions after the distribution. See “—Risks Relating to the Distribution—We will be unable to take certain actions after the distribution because such actions could jeopardize the tax-free status of the distribution, and such restrictions could be significant.” We will also enter into, among others, the separation and distribution agreement, the tax matters agreement, the employee matters agreement and the transition services agreement covering specified indemnification and other matters that may arise after the distribution. The separation and distribution agreement, the tax matters agreement, the employee matters agreement and the transition services agreement may have the effect of discouraging or preventing an acquisition of us or a disposition of our business.

Substantial sales of our common stock following the distribution, or the perception that such sales might occur, could depress the market price of our common stock.

Substantially all of the shares of our common stock distributed in the distribution will be eligible for immediate resale in the public market, unless held by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of Tribune, which may seek to dispose of large amounts of our common stock following the distribution. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of our common stock may be depressed by those sales and have periods of volatility.

The market price for our common stock may be volatile, and you may not be able to sell your common stock at the initial trading price.

There has been no public market for our common stock prior to the distribution. An active public market for our common stock may not be sustained after the distribution. The price of our common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the trading price of our common stock to rise and fall, including the following:

—	declining newspaper print circulation;

—	declining operating revenues derived from our core business;

—	variations in quarterly results;

—	announcements regarding dividends;

—	announcements of technological innovations by us or by competitors;

—	introductions of new products or services or new pricing policies by us or by competitors;

—	acquisitions or strategic alliances by us or by competitors;

—	recruitment or departure of key personnel or key groups of personnel;

—	the gain or loss of significant advertisers or other customers;

—	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

—	market conditions in the newspaper industry, the media industry, the industries of our customers, and the economy as a whole.

Our ability to pay regular dividends to our stockholders is subject to the discretion of our Board of Directors and may be limited by restrictions under our Senior Credit Facilities and applicable provisions of Delaware law.

Following the distribution, we intend to pay quarterly cash dividends on our common stock. However, our Board of Directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. The declaration and payment of dividends to holders of our common stock will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our Board of Directors deem relevant. In addition, because we are a holding company with no material direct operations, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to pay dividends on our common stock. We expect to cause our subsidiaries to make distributions to us in an amount sufficient for us to pay dividends. However, their ability to make such distributions will be subject to their operating results, cash requirements and financial condition and the applicable provisions of Delaware law that may limit the amount of funds available for distribution, and our ability to pay cash dividends will be subject to covenants and financial ratios related to existing or future indebtedness, including under our Senior Credit Facilities, and other agreements with third parties. See “Dividend Policy.”

In addition, each of the companies in our corporate chain must manage its assets, liabilities and working capital in order to meet all of its cash obligations, including the payment of dividends or distributions. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock may decrease, which could cause our stock price or trading volume to decline.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the General Corporation Law of the State of Delaware (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated by-laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this information, as well as the information contained in the notes to our combined financial statements, including the statements found in the section entitled “Risk Factors,” include certain forward-looking statements that are based largely on our current expectations and reflect various estimates and assumptions by us. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in such forward looking statements. Such risks, trends and uncertainties, which in some instances are beyond our control, include:

—	competition and other economic conditions including fragmentation of the media landscape and competition from other media alternatives;

—	changes in advertising demand, circulation levels and audience shares;

—	our ability to develop and grow our online businesses;

—	our reliance on revenue from printing and distributing third-party publications;

—	changes in newsprint prices;

—	macroeconomic trends and conditions;

—	our reliance on third-party vendors for various services;

—	our ability to adapt to technological changes;

—	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

—	our ability to realize benefits or synergies from acquisitions or divestitures or to operate our businesses effectively following acquisitions or divestitures;

—	our ability to attract and retain employees;

—	our ability to satisfy pension and other postretirement employee benefit obligations;

—	changes in accounting standards;

—	the effect of labor strikes, lockouts and labor negotiations;

—	regulatory and judicial rulings;

—	our indebtedness and ability to comply with covenants applicable to our anticipated debt financing;

—	our adoption of fresh-start reporting which has caused our combined financial statements for periods subsequent to Dec. 31, 2012 to not be comparable to prior periods;

—	our ability to satisfy future capital and liquidity requirements; and

—	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

The words “believe,” “expect,” “anticipate,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek” and similar expressions generally identify forward looking statements. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. Readers are cautioned not to place undue reliance on such forward-looking statements, which are being made as of the date of this information statement. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THE DISTRIBUTION

Introduction

We expect the distribution to be accomplished by transferring the assets and liabilities of the publishing business of Tribune to Tribune Publishing and then distributing 98.5% of the shares of Tribune Publishing common stock to Tribune’s stockholders and holders of Warrants.

Holders of Tribune common stock and Warrants will receive 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock or Warrant, respectively, owned on the record date for the distribution.

If you hold your Tribune shares or Warrants in your own name, then your account statement reflecting the Tribune Publishing shares will be mailed to you on or about         , 2014. You should allow several days for the mail to reach you. If you hold your Tribune shares or Warrants through your broker or other nominee, you are probably not a stockholder of record and your receipt of Tribune Publishing shares depends on your arrangements with the nominee that holds your Tribune shares or Warrants for you. We anticipate that brokers and other nominees generally will credit their customers’ accounts with Tribune Publishing shares on or about         , 2014, but you should check with your broker or other nominee. See “—When and How You Will Receive Tribune Publishing Common Stock.”

As a result of the distribution, 98.5% of the outstanding shares of Tribune Publishing common stock will be distributed to Tribune stockholders and holders of Warrants. Immediately following the distribution, Tribune will own approximately                  shares of Tribune Publishing common stock and Tribune Publishing will be a separate public company. The shares of Tribune Publishing common stock will be distributed by book-entry only. Instead of stock certificates, each Tribune stockholder that was a record holder of Tribune shares or Warrants on the record date will receive a statement of such stockholder’s book-entry account for the shares of Tribune Publishing common stock distributed to such stockholder. We expect that account statements reflecting ownership of the shares of Tribune Publishing common stock will be mailed shortly after the distribution date. Shares of Tribune Publishing common stock should be credited on or about         , 2014 to accounts with brokers or nominees of Tribune stockholders and warrantholders that are not record holders on the record date.

Tribune Publishing Company was incorporated on November 21, 2013, and its principal executive offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611.

Background of the Distribution

Tribune’s board of directors and management team evaluated a variety of strategic options intended to maximize shareholder value and position the company for long-term growth. These options included maintaining Tribune’s primary lines of business, broadcasting and publishing, as a single company, selling the publishing business to one or more potential buyers, and separating the broadcasting and publishing businesses into two distinct companies. In February 2013, Tribune retained financial advisors to assist it in analyzing its strategic options. As a result of this process, the Tribune board decided that the interests of Tribune and its shareholders would be best served by separating the broadcasting and publishing businesses into two distinct companies, subject to the satisfaction or waiver of certain conditions and the board of directors’ ongoing consideration of the transaction and its final approval. See “—Conditions to the Distribution” for further discussion.

In connection with the distribution, Tribune will undertake the internal reorganization described below under “—Internal Reorganization.” Following the internal reorganization, Tribune will distribute 98.5% of the shares of Tribune Publishing common stock to its stockholders and warrantholders on a pro rata basis and retain a 1.5% ownership interest in Tribune Publishing. Following the distribution, Tribune Publishing will operate independently from Tribune. Tribune’s stockholders will not be required to vote to effectuate the distribution. Tribune’s stockholders will not have appraisal rights with regards to the distribution.

The internal reorganization and, in turn, the distribution, are subject to the satisfaction, or waiver by Tribune, of a number of conditions. Additionally, Tribune may determine not to complete the internal reorganization or the distribution if, at any time, the board of directors of Tribune determines, in its sole discretion, that the distribution is not in the best interest of Tribune or its stockholders or is otherwise not advisable.

On Aug. 23, 2013, Tribune submitted a request to the IRS for the IRS Ruling confirming the tax-free nature of the distribution. On Mar. 7, 2014, the IRS issued the IRS Ruling. See “—Material U.S. Federal Income Tax Consequences of the Distribution.”

Reasons for the Distribution

The board of directors and management of Tribune believe that the distribution is in the best interests of Tribune and its stockholders. Tribune believes that the distribution will enhance value for Tribune stockholders and give Tribune Publishing the financial and operational flexibility to take advantage of opportunities in the newspaper sector and meet the changing needs of the media marketplace today and in the future. The board of directors and management of Tribune considered the following potential benefits in making its determination to effect the distribution:

—	allowing each of Tribune and Tribune Publishing to focus on its respective core business;

—	relieving certain regulatory restrictions, including FCC restrictions on the ability of either Tribune or Tribune Publishing to enter into certain markets as a result of current cross-ownership restrictions;

—	enhancing the effectiveness of Tribune and Tribune Publishing’s equity-linked compensation to more closely align the interests of management and employees of each of Tribune and Tribune Publishing with their respective stockholders;

—	facilitating future acquisitions and creating more attractive acquisition currencies for both Tribune and Tribune Publishing;

—	optimizing the capital structure and leverage level for the distinctive business profile of each of Tribune and Tribune Publishing; and

—	facilitating a potential future public offering of Tribune.

In determining whether to pursue the distribution, Tribune’s board of directors considered the costs and risks associated with the transaction, including the cost associated with preparing Tribune Publishing to become an independent public company, including the dedication of sufficient resources to replicate certain technology applications and hardware, infrastructure and personnel, the time and effort required by this transaction from Tribune’s and Tribune Publishing’s management and the potential diversion of their attention away from their respective businesses and the loss of scale from operating as a single company. Notwithstanding these costs and risks, and taking into account the factors discussed above, Tribune’s board of directors determined that the distribution was the most attractive alternative to enhance stockholder value.

Tribune’s board of directors considered the incurrence of indebtedness to fund a cash dividend to Tribune as neither a positive or negative factor in making its determination to pursue the distribution. However, as Tribune currently has a level of debt which is supported in part by the operations of Tribune Publishing, the board of directors and management of Tribune determined that the incurrence of debt at Tribune Publishing and payment of a cash dividend to Tribune with a portion of the proceeds thereof was prudent as a way to set the post-distribution capitalization structure of both companies in a way the board of directors of Tribune felt was in the best interests of both businesses and Tribune shareholders.

Internal Reorganization

The separation and distribution agreement will provide for the transfers of entities and related assets and liabilities so that as of the distribution date Tribune will retain the entities associated with Tribune’s broadcasting business and Tribune Publishing will hold the entities associated with the publishing business, including the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula.

Following the distribution, Tribune will continue to own Tribune’s broadcasting and other businesses, including its equity interests in Classified Ventures, CareerBuilder and the Television Food Network, and its portfolio of real estate assets. Tribune is also expected to retain most of its pension assets and liabilities. We may experience increased costs following the distribution or be unable to operate profitably after becoming a stand-alone company. See “Risk Factors—Risks Relating to the Distribution.”

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in an agreement between Tribune Publishing and Tribune, which we refer to as the “separation and distribution agreement.” See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Separation and Distribution Agreement.”

Tribune will transfer to Tribune Publishing all of its assets, liabilities and businesses primarily related to Tribune’s publishing operations (which we refer to collectively as the contribution). In exchange for the contribution, Tribune Publishing will:

—	issue to Tribune approximately shares of Tribune Publishing common stock; and

—	transfer to Tribune up to $275 million in cash from a portion of the proceeds of the Senior Term Loan Facility we anticipate arranging prior to the distribution, which we refer to as the special cash payment.

After the contribution, Tribune will spin off Tribune Publishing to the holders of common stock and Warrants of Tribune by distributing 98.5% of the shares of Tribune Publishing common stock to Tribune stockholders and warrantholders on a pro rata basis, which we refer to as the distribution.

As a result of the distribution, Tribune Publishing will become an independent public company, although Tribune Publishing will continue to have a number of significant commercial and operational arrangements with Tribune and Tribune will continue to hold a 1.5% stake in Tribune Publishing for a period of up to five years following the distribution. We have applied to list Tribune Publishing common stock on the New York Stock Exchange under the symbol “TPUB”.

Holders of Tribune common stock and Warrants will receive 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock or Warrant, respectively, owned on the record date for the distribution.

Based on the number of Tribune shares and Warrants outstanding on the record date and the distribution ratio, approximately          shares of Tribune Publishing common stock will be distributed to Tribune stockholders and holders of Warrants. The shares of Tribune Publishing common stock to be distributed will constitute 98.5% of the outstanding shares of Tribune Publishing common stock. Immediately following the distribution, Tribune will own 1.5% of the outstanding shares of Tribune Publishing common stock, and Tribune Publishing will be a separate public company.

When and How You Will Receive Tribune Publishing Common Stock

Tribune will use a book-entry system to distribute shares of Tribune Publishing common stock. No stock certificates will be issued for Tribune Publishing shares. Following the distribution, each record holder of Tribune common stock on the record date will receive from the distribution agent a statement of the amount of shares of Tribune Publishing common stock credited to his or her account. If you are not a record holder of Tribune common stock on the record date because your shares are held on your behalf by your broker or other nominee, your shares of Tribune Publishing common stock should be credited to your account with your broker or nominee on or about         , 2014.

No Tribune stockholder will be required to pay any cash or other consideration for shares of Tribune Publishing common stock received in the distribution, or to surrender or exchange Tribune shares in order to receive shares of Tribune Publishing common stock. No vote of Tribune stockholders is required or sought in connection with the distribution, and Tribune stockholders will have no appraisal rights in connection with the distribution.

In order to receive shares of Tribune Publishing common stock in the distribution, Tribune stockholders must have been stockholders as of 5:00 p.m., Eastern Time, on the record date.

Treatment of Warrants

Pursuant to the Warrant Agreement, holders of Warrants are entitled to receive a pro rata distribution concurrently with the distribution of Tribune Publishing common stock to holders of common stock of Tribune. Accordingly, in the distribution, holders of Warrants will receive 0.25 of a share of Tribune Publishing common stock for every Tribune Warrant owned on the record date for the distribution.

The Warrants will remain outstanding with the same terms and conditions, including an exercise price of $0.001 per share of Tribune common stock, subject to adjustment in accordance with the terms of the Warrant Agreement.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of Tribune Publishing common stock in connection with the distribution. Instead, at the transfer agent’s sole discretion, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine in its sole discretion when, how and through which broker-dealers and at what price to sell aggregated fractional shares. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Tribune, Tribune Publishing and the transfer agent will guarantee any minimum sale price for the fractional shares of Tribune Publishing common stock. Neither Tribune Publishing nor Tribune will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Distribution.”

Results of the Distribution

After the distribution, Tribune Publishing will be a separate public company operating the publishing business. Immediately after the distribution, Tribune Publishing expects to have approximately          shares of

common stock outstanding based on the outstanding Tribune shares and Warrants on the record date and the distribution ratio of 0.25 of a share of Tribune Publishing common stock for every share of Tribune common stock and for every Warrant. The distribution will not affect the number of outstanding Tribune shares or Warrants or any rights of Tribune stockholders or warrantholders.

Trading Prior to the Distribution Date

We anticipate that a “when-issued” market in Tribune Publishing common stock will develop prior to the distribution date. In the context of the distribution, when-issued trading refers to a securities transaction made conditionally on or before the distribution date because the securities are not yet available. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Tribune’s common stock or Warrants on the record date, you will be entitled to receive shares of Tribune Publishing common stock in the distribution. Once a “when-issued” market develops, you may trade this entitlement to receive shares of Tribune Publishing common stock, without the shares of Tribune’s common stock you own. On the first trading day following the distribution date, we expect that “when-issued” trading of Tribune Publishing common stock will end and “regular-way” trading will begin on the New York Stock Exchange. Regular-way trading typically involves a trade that settles on the third full trading day following the date of the securities transaction. If the distribution does not occur, all when-issued trades in Tribune Publishing common stock will not be settled and therefore will be null and void.

In addition, prior to the distribution date, two markets may develop in Tribune’s common stock and Warrants: a “due-bills” market and an “ex-distribution” market. Shares of Tribune’s common stock and Warrants that trade on the due-bills market will trade with an entitlement to receive shares of Tribune Publishing common stock in the distribution, and such trades will generally settle within four trading days after the distribution date. Shares and Warrants that trade on the ex-distribution market will trade without an entitlement to receive shares of Tribune Publishing common stock in the distribution, and such trades will generally settle on a regular-way basis. Therefore, if you sell shares of Tribune’s common stock or Warrants in the due-bills market up through the distribution date, you will be selling your right to receive shares of Tribune Publishing common stock in the distribution. However, if you own shares of Tribune’s common stock or Warrants on the record date and sell those shares in the ex-distribution market up through the distribution date, you will still be entitled to receive shares of Tribune Publishing common stock in the distribution. If the distribution does not occur, all “due-bills” trades in Tribune’s common stock and Warrants will not be settled and therefore will be null and void.

Listing and Trading of the Shares of Tribune Publishing Common Stock

As of the date of this information statement, we are a wholly-owned subsidiary of Tribune and, accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the distribution. See “—Trading Prior to the Distribution Date” above for an explanation of a “when-issued” market. We have applied to list our shares of common stock on the New York Stock Exchange under the symbol “TPUB”.

We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date, and the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of Tribune’s Class A common stock, Class B common stock or Warrants and Tribune Publishing’s common stock following the distribution may be less than, equal to or greater than the current trading price of Tribune’s Class A common stock, Class B common stock or Warrants, as the case may be. See “Risk Factors— Risks Relating to our Common Stock and the Securities Market.”

Shares of Tribune Publishing common stock distributed to Tribune’s stockholders will be freely transferable, except for such shares that are distributed to persons who are considered our affiliates. Individuals or entities may be deemed to be affiliates of Tribune Publishing if they control, are controlled by, or are under common control with, Tribune Publishing, as those terms generally are interpreted for federal securities law purposes. These persons may include certain or all of our directors, officers, and significant stockholders. In addition, individuals who are affiliates of Tribune on the distribution date may be deemed to be affiliates of Tribune Publishing. Individuals who are our affiliates, or are deemed our affiliates, will be permitted to sell their shares of Tribune Publishing common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Material U.S. Federal Income Tax Consequences of the Distribution

The following discusses the material United States federal income tax consequences of the distribution. This discussion is based on the IRC, the Treasury regulations promulgated under the IRC, and interpretations of the IRC and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This is not a complete discussion of all of the tax consequences of the distribution. In particular, it may not address United States federal income tax considerations applicable to Tribune stockholders and warrantholders subject to special treatment under United States federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, stockholders and warrantholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, stockholders and warrantholders who are subject to the alternative minimum tax and stockholders and warrantholders who acquired their shares or warrants upon the exercise of employee stock options or otherwise as compensation. In addition, this discussion is limited to stockholders and warrantholders that hold their Tribune common stock or Warrants as a capital asset. Finally, this discussion does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

This discussion is limited to stockholders and warrantholders of Tribune that are United States holders. A United States holder is a beneficial owner of Tribune stock or Warrants, other than an entity or arrangement treated as a partnership for United States federal income tax purposes, that is, for United States federal income tax purposes:

—	an individual who is a citizen or a resident of the United States;

—	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

—	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

Tribune stockholders and warrantholders are urged to consult their own tax advisors regarding the tax consequences of the distribution to them, including the effects of United States federal, state, local, foreign and other tax laws.

Tribune has received the IRS Ruling, which is to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune, Tribune Publishing and the Tribune stockholders and warrantholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied. In particular, the IRS Ruling does not rule that the distribution satisfies the following requirements for a tax-free distribution: (i) whether the distribution is being carried out for one or more corporate business purposes, (ii) whether the distribution is used principally as a device for the distribution of earnings and profits of Tribune or Tribune Publishing or both and (iii) whether the distribution and any subsequent acquisition by one or more persons of a 50-percent or greater interest in Tribune or Tribune Publishing are part of a plan (or series of related transactions).

The distribution is conditioned upon Tribune’s receipt of the opinion of Debevoise & Plimpton LLP, Tribune’s special tax counsel, to the effect that the distribution and certain related transactions will qualify as tax-free to Tribune and the stockholders and warrantholders of Tribune. The opinion of Tribune’s special tax counsel is expected to rely on the IRS Ruling as to matters covered by it.

The IRS Ruling is based on, and the opinion of Tribune’s special tax counsel will be based on, among other things, certain representations and assumptions as to factual matters made by Tribune and certain of the Tribune stockholders, including assumptions concerning Section 355(e) of the IRC as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS Ruling or opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS Ruling and the opinion of Tribune’s special tax counsel will be based on current law, and cannot be relied on if current law changes with retroactive effect.

The IRS Ruling concludes and the opinion of Tribune’s special tax counsel is expected to conclude that:

1.	the contribution by Tribune to Tribune Publishing of assets of the Tribune Publishing business and related liabilities in exchange for shares of Tribune Publishing common stock and receipt by Tribune of the special cash payment, followed by the distribution of the Tribune Publishing common stock in the distribution, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the IRC, and Tribune and Tribune Publishing will each be a party to a reorganization within the meaning of Section 368(b) of the IRC;

2.	no gain or loss will be recognized by Tribune on the contribution or the distribution under Section 361 of the IRC provided that (i) the cash received by Tribune does not exceed the amount of Tribune’s tax basis in the assets contributed to Tribune Publishing (less liabilities assumed) and (ii) the special cash payment is distributed in pursuance of the plan of reorganization;

3.	no gain or loss will be recognized by stockholders or warrantholders of Tribune on the receipt of the Tribune Publishing common stock in the distribution under Section 355(a)(1) of the IRC, except for holders of Tribune restricted stock who have not made a valid election under Section 83 of the IRC;

4.	each Tribune stockholder’s and warrantholder’s holding period in the Tribune Publishing common stock received in the distribution will include the holding period of the Tribune common stock or Warrant with respect to which the distribution of the Tribune Publishing common stock is made; and

5.	each Tribune stockholder’s and warrantholder’s basis in a share of Tribune Publishing common stock or Warrant will be allocated between the share of Tribune common stock with respect to which the distribution of the Tribune Publishing common stock is made and the share of Tribune Publishing common stock (or allocable portions thereof) received with respect to such share of Tribune common stock or warrant in proportion to their fair market values.

If the distribution does not qualify as a tax-free distribution under Section 355 of the IRC, each Tribune stockholder and warrantholder who receives Tribune Publishing common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of the Tribune Publishing stock received, to the extent of such stockholder’s or warrantholder’s ratable share of Tribune’s earnings and profits.

In addition, if the distribution does not qualify under Section 355 of the IRC, Tribune would have taxable gain equal to the excess of the value of the assets transferred to Tribune Publishing plus liabilities assumed by Tribune Publishing over Tribune’s tax basis for those assets. Even if the distribution otherwise qualifies as a tax-free distribution under Section 355 of the IRC, the distribution will be taxable to Tribune pursuant to Section 355(e) of the IRC if there is a 50% or more change in ownership of either Tribune or Tribune Publishing, directly or indirectly, as part of a plan or series of related transactions that include the distribution. Section 355(e) might apply if acquisitions of stock of Tribune before or after the distribution, or of Tribune Publishing after the distribution, are considered to be part of a plan or series of related transactions that include the distribution. In connection with the request for the IRS Ruling, Tribune has represented and in connection with the opinion of Tribune’s special tax counsel, Tribune will represent, that the distribution is not part of any such plan or series of related transactions. If Section 355(e) of the IRC applied, Tribune might recognize a very substantial amount of taxable gain.

Each Tribune stockholder and warrantholder that receives cash in lieu of fractional shares will recognize gain or loss on such shares computed based on the difference between the cash so received and such stockholder’s or warrantholder’s basis in such fractional shares (computed as described above).

Under the tax matters agreement, in certain circumstances, and subject to certain limitations, Tribune Publishing will be required to indemnify Tribune for taxes on the distribution that arise as a result of actions or failures to act by Tribune Publishing, or as a result of changes in ownership of the stock of Tribune Publishing after the distribution. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Tax Matters Agreement.”

In some cases however, Tribune might recognize gain on the distribution without being entitled to an indemnification payment under the tax matters agreement. Even if Section 355(e) of the IRC causes the distribution to be taxable to Tribune, the distribution will nevertheless remain tax-free to Tribune stockholders and warrantholders.

United States Treasury regulations require each Tribune equityholder that owns at least 1% of the total outstanding stock and/or warrants of Tribune and receives stock in the distribution to attach to its United States federal income tax return for the year in which the distribution occurs a detailed statement containing certain information relating to the tax-free nature of the distribution. Upon request, Tribune will provide holders of 1% or more of its outstanding stock or Warrants who received Tribune Publishing stock in the distribution with any pertinent information that is in Tribune’s possession and is reasonably available, to the extent necessary to comply with that requirement.

Conditions to the Distribution

We expect that the distribution will be effective on the distribution date, provided that the following conditions have been satisfied or waived by Tribune:

—	the approval by the board of directors of Tribune of the distribution and all related transactions (and such approval not having been withdrawn);

—	the completion of the internal reorganization, the contribution by Tribune to Tribune Publishing of all of the assets, liabilities and businesses primarily related to Tribune’s publishing operations as described herein, entry into the Senior Credit Facilities and the payment of the cash dividend to Tribune;

—	Tribune’s receipt of the opinion of Tribune’s special tax counsel in a form satisfactory to Tribune in its sole discretion, to the effect that, among other things, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the contribution of the assets constituting Tribune’s publishing business to us and the distribution will qualify for non-recognition of gain or loss to Tribune, Tribune Publishing and their respective stockholders, warrantholders and subsidiaries under Sections 368, 355 and 361 of the IRC except to the extent of cash received in lieu of fractional shares, and the IRS Ruling regarding the tax-free status of the distribution shall not have been revoked or materially amended;

—	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction and no other legal restraint or prohibition preventing consummation of the distribution will be in effect;

—	no events or developments having occurred prior to the distribution that, in the judgment of the board of directors of Tribune, would result in the distribution having a material adverse effect on Tribune or its stockholders;

—	Tribune’s and Tribune Publishing’s execution of the separation and distribution agreement, the tax matters agreement, the transition services agreement, the employee matters agreement and all other agreements relating to the distribution;

—	the SEC having declared effective the Form 10, of which this information statement forms a part;

—	our common stock having been approved for listing on a national securities exchange;

—	all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws and any other necessary and applicable consents having been taken, obtained and, where applicable, having become effective or been accepted;

—	this information statement having been delivered to Tribune’s stockholders and warrantholders;

—	the appointment or election, as applicable, of the individuals to be listed as officers and directors of Tribune Publishing post-distribution, as described in this information statement, on or prior to the distribution date;

—	Tribune having established the record date for the distribution; and

—	our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed with the Form 10, having become effective at or prior to the distribution.

The fulfillment of the above conditions will not create any obligation on Tribune’s part to effect the distribution. Tribune, in its sole and absolute discretion, will determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to proceed, determine the record date and distribution date.

Regulatory Approval

Apart from the registration under United States federal securities laws of the Tribune Publishing common stock to be distributed in the distribution and related stock exchange listing requirements, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the distribution. The distribution will not affect the ownership or control of Tribune’s television stations or its television licensee subsidiaries; consequently, FCC approval will not be required in connection with the distribution with respect to any of the television station licenses. FCC consent will be required with respect to the transfer to Tribune Publishing of certain private business radio licenses associated with newspaper operations.

No Appraisal Rights

Under the DGCL, Tribune stockholders will not have appraisal rights in connection with the distribution.

RELATIONSHIPS BETWEEN TRIBUNE AND TRIBUNE PUBLISHING FOLLOWING THE DISTRIBUTION

For purposes of governing the separation of Tribune Publishing from Tribune as well as certain of the ongoing relationships between Tribune and Tribune Publishing after the distribution, Tribune Publishing will enter into the agreements with Tribune described in this section. The forms of agreements summarized in this section are included as exhibits to the registration statement on Form 10 that relates to this information statement and filed with the SEC. The following summaries are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information.”

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of Tribune Publishing and the publishing business from that of Tribune and the distribution of 98.5% of the shares of Tribune Publishing common stock to holders of Tribune common stock and Warrants entitled to such distribution, as described under “The Distribution.” The separation and distribution agreement will identify the assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or Tribune, as applicable, in the distribution, and describe when and how these transfers and assumptions will occur. It will also include procedures by which Tribune and Tribune Publishing will become separate companies. In addition, it will contain the conditions that must be satisfied, or waived by Tribune, prior to the separation and the completion of the distribution. In addition, we will enter into a transition services agreement and various other agreements with Tribune governing various interim and ongoing relationships between Tribune Publishing and Tribune following the distribution date. These ancillary agreements include the following:

—	transition services agreement,

—	tax matters agreement,

—	employee matters agreement and

—	other agreements with respect to intellectual property.

Tribune and Tribune Publishing intend to execute the separation and distribution agreement and the ancillary agreements on or before the distribution date.

Internal Reorganization and Contribution

The separation and distribution agreement will provide for the transfers of entities and certain related assets and liabilities so that as of the distribution date (i) Tribune Publishing will hold the entities and related assets and liabilities associated with the publishing business, including the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula, and (ii) Tribune will retain the entities and related assets and liabilities associated with Tribune’s broadcasting and other businesses, including its equity interests in Classified Ventures, CareerBuilder and the Television Food Network, and its portfolio of real estate assets. Tribune Publishing is currently a wholly-owned subsidiary of Tribune. Prior to the distribution, Tribune will undertake a series of internal reorganization transactions to facilitate the transfers of the assets to, and the assumption of liabilities and contracts by, Tribune Publishing or Tribune, as applicable.

Financing and Cash Distribution

The separation and distribution agreement will provide that, subject to the terms and conditions contained in the agreement, immediately prior to the distribution, Tribune Publishing will enter into the Senior Term Loan Facility and will pay a cash dividend to Tribune of up to $275 million from the proceeds of the Senior Term Loan Facility.

Conditions to the Distribution

The separation and distribution agreement will provide that the distribution is subject to the satisfaction (or waiver by Tribune) of a number of conditions as discussed under “The Distribution—Conditions to the Distribution.”

The separation and distribution agreement will provide that the fulfillment of the conditions to the distribution will not create any obligation on Tribune’s part to effect the distribution. Tribune, in its sole and absolute discretion, will determine the terms of, and whether to proceed with, the distribution and, to the extent it determines to proceed, determine the record date and distribution date. See “The Distribution—Conditions to the Distribution” for additional details.

Representations and Warranties

In general, neither Tribune Publishing nor Tribune will make any representations or warranties to each other regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

Intercompany Arrangements

All intercompany accounts payable or accounts receivable, between Tribune or one of its non-Tribune Publishing subsidiaries, on the one hand, and Tribune Publishing or one of its subsidiaries after giving effect to the distribution, on the other hand, will be settled as of the distribution. Certain agreements, arrangements, commitments and understandings between Tribune or one of its non-Tribune Publishing subsidiaries, on the one hand, and Tribune Publishing or one of its subsidiaries following the contribution, on the other hand, will continue after the distribution through the entry into the separation and distribution agreement, the transition services agreement, the tax matters agreement, and all other agreements entered into in connection with the separation and distribution agreement, except as specified in such agreements and arrangements.

Mutual Releases and Indemnification

Pursuant to the separation and distribution agreement, effective as of the distribution date, Tribune and Tribune Publishing will release and discharge each other, and certain related parties, from all liabilities existing or arising from acts and events occurring, or failing to occur (or alleged to have occurred or to have failed to occur), and all conditions existing (or alleged to have existed) on or before the distribution date, other than, among other things, liabilities provided in or resulting from continuing agreements between Tribune and Tribune Publishing, including the separation and distribution agreement.

Subject to certain exceptions, Tribune Publishing has agreed to indemnify Tribune and certain persons related to Tribune from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things:

—	the publishing business and the assets and liabilities of Tribune Publishing and its subsidiaries after giving effect to the distribution;

—	Tribune Publishing’s failure or the failure of certain related persons to discharge any liability of Tribune Publishing and its subsidiaries after giving effect to the distribution or any obligation arising out of the publishing business or its assets; and

—	a breach by Tribune Publishing of the separation and distribution agreement or the various ancillary agreements described in this information statement.

Subject to certain exceptions, Tribune has agreed to indemnify Tribune Publishing and certain persons related to Tribune Publishing from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things:

—	Tribune’s business (excluding the publishing business) and the assets and liabilities of Tribune and its non-Tribune Publishing subsidiaries;

—	Tribune’s failure or the failure of certain related persons to discharge any liability of Tribune and its non-Tribune Publishing subsidiaries or any obligation arising out of the operation of Tribune’s business after giving effect to the distribution; and

—	a breach by Tribune of the separation and distribution agreement or the various ancillary agreements described in this information statement.

None of these indemnities apply to indemnification for income tax liabilities, which are addressed in the tax matters agreement described below under “Tax Matters Agreement,” or for indemnification matters specifically covered in any other agreement. The separation and distribution agreement includes procedures for notice and payment of indemnification claims and, generally, provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of the indemnity. In addition, the separation and distribution agreement provides that if indemnification is unavailable or insufficient to hold the indemnified party harmless, the indemnifying party will contribute to the amount paid or payable in a manner appropriate to reflect all relevant equitable considerations.

Further Assurances

On and after the distribution date, Tribune and Tribune Publishing shall cooperate to consummate the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Access to Information; Provision of Witnesses; Confidentiality

Pursuant to the separation and distribution agreement, Tribune Publishing and Tribune will agree to grant each other and their specified representatives reasonable access to all records in their possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as audit, accounting, litigation, disclosure reporting, and regulatory compliance. Each party will also agree to use reasonable efforts to make available to the other party and its accountants, counsel, and other designated representatives, upon written request, its directors, officers, employees, and representatives as witnesses and otherwise cooperate with the other party in connection with any third party proceeding. Subject to limited exceptions, Tribune Publishing, Tribune, and their respective directors, officers, employees, agents, consultants, and advisors will be required to hold in strict confidence all information in its or their possession concerning the other party.

Termination

At any time prior to the distribution, Tribune may terminate the separation and distribution agreement without the prior approval of any person, including Tribune Publishing.

Transition Services Agreement

In connection with the distribution, we expect to enter into a transition services agreement with Tribune, pursuant to which Tribune will provide us with certain specified services on a transitional basis, including in such areas as human resources, risk management, treasury, technology support, legal, real estate, procurement, internal audit, and advertising and marketing in a single market, and other areas where we may need assistance and support following the distribution. In addition, the transition services agreement will outline the services that we will provide Tribune on a transitional basis, including in areas such as human resources, technology support, legal, procurement, internal audit, accounting, digital advertising operations, and advertising, marketing, event management and fleet maintenance in a single market, and other areas where Tribune may need assistance and support following the distribution. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the services, plus, in some cases, the allocated direct costs of providing the services, generally without profit.

The services will generally be provided for a term beginning on the distribution date and expiring on the earlier to occur of the second anniversary of the distribution date and the date of termination of a particular service pursuant to the agreement. The party receiving a service can generally terminate provision of that service upon 30 days advance notice to the party providing the service and payment of applicable early termination charges.

Tax Matters Agreement

In connection with the distribution, we expect to enter into a tax matters agreement, which will govern the respective rights, responsibilities and obligations of Tribune and Tribune Publishing after the distribution with respect to taxes, including Tribune’s and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and Tribune’s and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that Tribune will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes Tribune or one of its non-Tribune Publishing subsidiaries, and Tribune Publishing or one of its subsidiaries Tribune Publishing will be responsible for all such taxes reportable on any tax return that includes Tribune Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries. Tribune will retain responsibility for all taxes relating to the formation of and its ongoing investment in Newsday Holdings LLC.

The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify Tribune for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by Tribune) that would cause Section 355(d), Section 355(e) or Section 355(f) of the IRC to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which Tribune is not otherwise responsible and that are not related to the distribution or any related transaction. The indemnification requirement under clauses (i)(A) and (ii) does not extend to taxes related to the distribution and related transactions that would have been imposed or incurred in the absence of any event described in those clauses. Tribune will indemnify Tribune Publishing for (i) the taxes of Tribune and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or the Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between Tribune and Tribune Publishing.

All parties to the tax matters agreement have agreed to report the distribution and certain related transactions as tax-free. Tribune Publishing has agreed to adhere to Tribune’s determination of the tax basis of the Tribune Publishing assets and the value of any tax attribute, such as a net operating loss carryover, absent a final determination to the contrary or manifest error.

To preserve the tax-free status of the distribution, the tax matters agreement provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions. Additionally, Tribune

Publishing has agreed not to take certain actions which could cause the distribution to be disqualified as a tax-free distribution, including: for two full years after the distribution, Tribune Publishing will not enter into any agreement, understanding or arrangement or any substantial negotiations involving the acquisition of stock of Tribune Publishing (including by Tribune Publishing or its subsidiaries) or a shift of ownership of Tribune Publishing, and will not issue additional shares of stock, modify any organizational document or transfer or modify any option, warrant or convertible instrument that is related to an equity interest in Tribune Publishing, other than certain issuances to service providers or with respect to a Tribune Publishing retirement plan as provided in an applicable “safe harbor” of the Treasury Regulations; for two years after the distribution, Tribune Publishing may not repurchase any stock except as allowed under an IRS revenue procedure; and for two years after the distribution, (a) the Tribune Publishing business must actively continue to operate and (b) Tribune Publishing will not dissolve, liquidate, merge or consolidate unless it is the survivor in a merger or consolidation. However, Tribune Publishing may engage in these activities (without limiting its indemnity obligations) if it receives an IRS ruling, Tribune’s consent or a legal opinion reasonably satisfactory to Tribune that the tax-free status of the distribution and certain related transactions will not be adversely affected.

Employee Matters Agreement

In connection with the distribution, Tribune Publishing and Tribune will enter into an employee matters agreement that will address the treatment of employees and former employees with respect to their participation in employee benefit plans that currently exist or that Tribune Publishing intends to establish in connection with the distribution, as well as certain other human resources matters relating to employee programs and labor contracts. The primary purpose of the employee matters agreement is to allocate responsibility for the employment-related liabilities associated with persons who have performed services for the two business segments and address the issues that may arise with regard to the provision of benefits and certain compensation to the employees of Tribune Publishing and Tribune in connection with their separation into two stand-alone companies.

The employee matters agreement will address the liabilities associated with the employment and employee benefits of current, former and retired employees whose principal services have been or, following the distribution, will be rendered to Tribune Publishing. The employee matters agreement will apply to matters relating to both non-union employees and those who are represented by unions. Tribune Publishing will retain all liabilities arising with respect to collective bargaining agreements applicable to current and former Tribune Publishing employees.

In general, under the employee matters agreement, except for certain pension matters, (i) Tribune Publishing and its subsidiaries will assume or retain all liabilities with respect to the employment of all of their employees and former employees (other than employees of discontinued businesses), including liabilities with respect to the participation in benefit plans prior to the distribution (e.g., health and welfare benefits, retiree medical and life insurance benefits, long-term disability benefits (except where the disability occurred prior to the distribution and is covered by an insured Tribune plan) and workers’ compensation claims), and (ii) Tribune and its subsidiaries will assume or retain all liabilities pertaining to other current and former employees, including liabilities arising with respect to benefit plans.

Notwithstanding the foregoing, Tribune will retain (or, where appropriate, assume) all liabilities relating to defined benefit pensions of both Tribune and Tribune Publishing employees, except for liabilities relating to Tribune Publishing employees’ participation in multiemployer pension plans. Tribune is currently the sponsor of predominantly frozen qualified single employer defined benefit plans under which many current and former employees of Tribune Publishing have an accrued benefit. The actuarially determined present value of the liabilities under such plans (as determined as of the most recent actuarial valuation of such plans) exceeded the fair market value of the assets of such plans (as determined as of December 31, 2013) by approximately $187 million. Tribune will remain the sponsor of such plans and, following the distribution, Tribune Publishing will have no obligation to make any further contributions to such plans. Additionally, immediately prior to the distribution, Tribune will assume The Baltimore Sun Company Retirement Plan for Mailers and The Baltimore Sun Company Employees’ Retirement Plan, which are frozen single employer defined benefit pension plans that have been maintained by Tribune Publishing for certain of its union-represented employees (the “Baltimore Sun Pension Plans”). The actuarially determined present value of the liabilities under the Baltimore Sun Pension Plans (as determined as of the most recent actuarial valuations of such plans) exceeded the fair market value of the assets of such plans (as determined as of Dec. 31, 2013) by approximately $12 million. Following the assumption of the Baltimore Sun Pension Plans, Tribune will be the sponsor of such plans and, following the distribution, Tribune Publishing will have no obligation to make any further contributions to either of the Baltimore Sun Pension Plans.

Subject to a transition period that is expected to run through the end of 2014 with respect to benefits under the Tribune health and welfare plans, after the distribution, Tribune Publishing will no longer be a participating employer in respect of any Tribune employee benefit plans, and Tribune Publishing’s continuing employees will receive no additional benefits under such Tribune plans. Through the end of the transition period, Tribune Publishing employees will receive benefits under the Tribune health and welfare plans and Tribune Publishing will bear the cost of this coverage with respect to its employees. Following the transition period, Tribune Publishing is expected to establish its own health and welfare plans for the benefit of the Tribune Publishing employees and retirees and other former employees eligible for continuing benefits.

Tribune Publishing has established tax qualified defined contribution plans for the benefit of its active employees. It is expected that Tribune Publishing will continue to sponsor such plans following the distribution.

The employee matters agreement also will describe the general treatment of outstanding equity awards of Tribune held by Tribune employees and Tribune Publishing employees. As of the distribution, stock options and restricted stock units will be outstanding under the Tribune Company 2013 Equity Incentive Plan. Following the distribution, outstanding Tribune equity awards held by Tribune employees will continue to be awards in respect of Tribune common stock, and outstanding Tribune equity awards held by Tribune Publishing employees will be converted into awards in respect of Tribune Publishing common stock. The converted awards for Tribune Publishing employees will be granted under the terms of the Tribune Publishing Company 2014 Omnibus Incentive Plan, which is being established in connection with the distribution.

Effective simultaneously with, and subject to, completion of the distribution, all outstanding Tribune equity awards will be adjusted in a manner intended to preserve the value of the Tribune awards by taking into account the relative values of Tribune’s common stock immediately prior to the distribution and, in the case of Tribune Publishing employees, Tribune Publishing’s common stock immediately following the distribution or, in the case of Tribune employees, Tribune’s common stock immediately following the distribution. In order to preserve the value of each stock option, the exercise price of the adjusted options will be modified as necessary to preserve the same ratio as existed prior to the distribution between the exercise price and the per share value of the underlying stock, and then the number of shares subject to the adjusted option will be increased or decreased so as to preserve the aggregate spread value in the option. Any resulting fractional shares will be cancelled.

Short-term incentive awards payable to Tribune and Tribune Publishing employees in respect of services in 2014 will be determined under performance criteria previously established. Each of Tribune and Tribune Publishing will determine for its employees the extent to which short-term incentives will be paid for services in 2014, both in respect of the period prior to and after the distribution.

The employee matters agreement will provide that, for the 12 month period following the distribution, neither Tribune nor Tribune Publishing may solicit the other’s employees, subject to specified customary exceptions.

Intellectual Property Matters

In connection with the distribution, we expect to enter into a number of agreements with Tribune and, in certain cases, subsidiaries of Tribune, that will govern our relationship with Tribune related to certain intellectual property and other proprietary information we will have the right to use, under specified conditions, in the operation of our business following the distribution. The Intellectual Property License Agreement is expected to provide non-exclusive and royalty-free licenses to intellectual property (other than patents or trademarks) currently owned by either Tribune or Tribune Publishing and used by the other, such as internally developed software and know-how. The Trademark License Agreement is expected to provide a non-exclusive, royalty-free license from Tribune to Tribune Publishing to use certain trademarks, service marks and trade names, including the Tribune name. The Content Sharing Agreement is expected to provide royalty-free licenses to certain news and other content in a variety of media from Tribune to Tribune Publishing and from Tribune Publishing to Tribune. In addition, there may be other licenses from us to Tribune that we would not expect to be material to our business following the distribution.

Real Estate Matters

Tribune Real Estate Holdings, LLC (“Tribune Real Estate Holdings”), through its subsidiaries, holds title to all of the owned real property that is used in the operation of Tribune’s business, including the publishing business. Tribune Real Estate Holdings is a wholly-owned subsidiary of Tribune, and following the distribution, Tribune Real Estate Holdings will continue to be a wholly-owned subsidiary of Tribune.

Each subsidiary of Tribune Real Estate Holdings which owns a property that is used by Tribune Publishing is party to a lease agreement with the relevant Tribune Publishing entity with respect to such property. Each lease contains arm’s-length terms, which were determined based on the recommendations of an independent licensed real estate appraiser. In preparing its recommendations, for each property owned by Tribune Real Estate Holdings, the licensed appraiser prepared a market rent valuation report incorporating the pertinent data, methodology and calculations leading to the value conclusion. Each property was inspected, and information was collected from the owner, public records, and market data with respect to physical and economic factors relevant to the valuation process. The methodology used to complete the market rent estimate consisted of a comparison of similar facilities leased or available for lease, and the report includes discussion and analysis of comparable rental properties with photographs and maps. In each report, the licensed appraiser certified that the reported analyses, opinions and conclusions were developed, and the report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. These lease arrangements will continue, according to their respective terms, following the distribution.

There are 15 net leases for Tribune Publishing’s industrial facilities which include printing plants, distribution facilities and related office space. For printing plants the initial lease term is 10 years with two options to renew for additional 10 year terms. For distribution facilities, the initial lease term is 5 years with either two options to renew for additional 5 year terms or two options to renew for additional 10 year terms. Under the net leases, the rent is net of taxes, insurance and operating expenses, and the tenant is responsible for repairs and maintenance.

The leases for Tribune Tower in Chicago and Los Angeles Times Square, both of which are large multi-tenant buildings, are gross leases which provide for professional management of the building. At Tribune Tower, Tribune Publishing leases approximately 306,000 square feet, while at Los Angeles Times Square, Tribune Publishing leases approximately 242,000 square feet. The gross leases provide for an initial term of 5 years with renewal options for up to two additional 5 year terms. Under the terms of the gross leases, the tenant pays its pro-rata share of common area expenses, taxes and insurance and certain other expenses.

FINANCING ARRANGEMENTS

The anticipated principal terms of the Senior Credit Facilities are summarized below based on our current expectations. However, there can be no assurance that the Senior Credit Facilities will be finalized on similar terms, or at all.

Immediately prior to the distribution, we intend to pay a cash dividend to Tribune of up to $275 million. We expect to fund such cash dividend with proceeds from debt financing that we anticipate arranging prior to the distribution. In connection with the distribution, we also expect to enter into the Senior ABL Facility to fund working capital and other liquidity needs and to provide a sublimit for the issuance of letters of credit. The Senior Term Loan Facility is expected to provide for aggregate proceeds of approximately $350 million and the Senior ABL Facility is expected to provide (subject to availability under a borrowing base) for aggregate maximum commitments of approximately $140 million. We expect the Senior ABL Facility will be undrawn at the time of the distribution. In addition, we expect to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf on the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder.

Subject to certain conditions, subsequent to the closing date of the Senior ABL Facility, without the consent of the then existing lenders (but subject to the receipt of commitments), we expect that the Senior ABL Facility may be expanded by certain incremental commitments by up to $75 million. In addition, subject to certain conditions, subsequent to the closing date of the Senior Term Facility, without the consent of the then existing lenders (but subject to the receipt of commitments), we expect that the Senior Term Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by an amount up to (i) the greater of $100 million and an amount as will not cause the net senior secured leverage ratio after giving effect to such incurrence to exceed 2.00 to 1.00, plus (ii) an amount equal to all voluntary prepayments of the term loans borrowed under the Senior Term Facility on the distribution date and refinancing debt in respect of such loans, subject to certain conditions.

Maturity; Amortization and Prepayments

The Senior Term Loan Facility is expected to have a maturity of seven years. In addition, however, we expect the credit agreement governing the Senior Term Loan Facility to provide the right for individual lenders to extend the maturity date of their loans upon our request and without the consent of any other lender. The full amount of the Senior Term Loan Facility is expected to be made in a single drawing immediately prior to the distribution, and amounts borrowed under the Senior Term Loan Facility that are repaid or prepaid may not be reborrowed. The Senior Term Loan Facility is expected to amortize in quarterly installments of 1.25% of the initial principal amount of term loans until the maturity date, with the first such installment due at the end of the first full quarter following the closing date. Certain voluntary prepayments of the Senior Term Loan Facility are expected to be subjected to a “soft call” premium for a period of one year following the closing date, after which point the Senior Term Loan Facility may be prepaid without premium or penalty. Subject to certain exceptions, the Senior Term Loan Facility is expected to be subject to mandatory prepayment and reduction from a portion of excess cash flow, the net cash proceeds received from the incurrence of certain indebtedness and the net cash proceeds of certain asset sales.

The Senior ABL Facility is expected to have a maturity of five years. In addition, however, we expect the credit agreement governing the Senior ABL Facility to provide the right for individual lenders to extend the maturity date of their loans upon our request and without the consent of any other lender. We expect that the Senior ABL Facility will permit voluntary reductions of the unutilized portion of the commitments and prepayments of borrowings at our option at any time without premium or penalty and will be subject to mandatory prepayment in amounts equal to the amount by which the outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect. Mandatory prepayments shall not result in a permanent reduction of the lenders’ commitments under the Senior ABL Facility.

Guarantees; Security

We expect to be the borrower under the Senior Term Loan Facility and, together with certain material domestic subsidiaries, under the Senior ABL Facility. The obligations under the Senior Credit Facilities are expected to be guaranteed by us and each of our existing and future direct and indirect wholly-owned domestic subsidiaries (subject to certain exceptions).

All obligations of the borrower and each guarantor under the Senior Term Loan Facility are generally expected to be secured by the following: (a) a perfected security interest in substantially all present and after-acquired property of the type of property constituting the borrowing base (the “ABL Priority Collateral”), which security interest will be junior to the security interest in the foregoing assets securing the Senior ABL Facility; and (b) a perfected security interest in substantially all other assets of the borrower and the guarantors (other than the ABL Priority Collateral and with certain other exceptions) (the “Term Loan Priority Collateral”), which security interest will be senior to the security interest in the foregoing assets securing the Senior ABL Facility.

All obligations of each borrower and each guarantor under the Senior ABL Facility are generally expected to be secured by the following: (a) a perfected security interest in the ABL Priority Collateral, which security interest will be senior to the security interest in such collateral securing the Senior Term Loan Facility; and (b) a perfected security interest in the Term Loan Priority Collateral, which security interest will be junior to the security interest in such collateral securing the Senior Term Loan Facility.

Interest; Fees

Interest rates per annum applicable to borrowings under the Senior Term Loan Facility are expected to be fluctuating rates of interest measured by reference to either (1) the higher of (x) adjusted LIBOR and (y) 1.00% plus, in each case, 4.75% or (2) an alternate base rate plus 3.75%. Interest rates per annum applicable to borrowings under the Senior ABL Facility are expected to be fluctuating rates of interest measured by reference to either (1) adjusted LIBOR plus 1.50% or (2) an alternate base rate plus 0.50%. The Senior ABL is expected to bear a commitment fee of 0.25%, payable quarterly in arrears. In addition, customary letter of credit fees will be payable in respect of the Senior ABL Facility. Letter of credit fees are expected to be payable in connection with the cash backed letter of credit arrangement.

Covenants

The Senior Credit Facilities are expected to contain customary affirmative and negative covenants. The negative covenants are expected to, among other things, restrict the ability of Tribune Publishing and its restricted subsidiaries to incur other indebtedness (including guarantees of other indebtedness); incur liens; make investments; undergo fundamental corporate changes; sell or otherwise dispose of assets; pay dividends or make other restricted payments (other than the initial dividend to Tribune prior to the distribution); enter into sale leaseback transactions; enter into transactions with affiliates; enter into agreements restricting dividends or other distributions by subsidiaries to Tribune Publishing or subsidiary guarantors or agreements limiting the ability to grant liens on the collateral securing the Senior Credit Facilities; and prepay or amend the terms of other indebtedness. The negative covenants will be subject to customary exceptions and, in the case of the Senior ABL Facility, will also permit certain restricted activities upon satisfaction of a “payment condition.” The Senior ABL Facility is also expected to include a springing financial covenant requiring a minimum fixed charge coverage ratio of at least 1.00 to 1.00, which will be tested only when availability falls below a certain threshold.

Events of Default

The Senior Credit Facilities are expected to provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

DIVIDEND POLICY

In connection with the distribution, we expect to enter into the Senior Term Loan Facility with aggregate proceeds of approximately $350 million. See “Financing Arrangements.” Immediately prior to the distribution, we expect to use up to $275 million of the proceeds of the Senior Term Loan Facility to pay a one-time cash dividend to Tribune.

Following the distribution, we expect to pay regular quarterly cash dividends on our common stock, which dividend initially is expected to be at an annual rate of approximately $0.70 per share. The declaration and payment of dividends is subject to the sole discretion of our Board of Directors and the considerations discussed below. We expect that the first such quarterly dividend will be declared and paid in the fourth quarter of 2014. We intend to fund our initial dividend, as well as any future dividends, from distributions made to us by our operating subsidiaries from their available cash generated from operations.

Future cash dividends, if any, will be at the discretion of our Board of Directors and the amount of cash dividends per share will depend upon, among other things, our future earnings, financial condition, results of operations, level of indebtedness, capital requirements and surplus, contractual restrictions, number of shares of common stock outstanding, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board of Directors deems relevant. For example, our ability to pay cash dividends on our common stock will be subject to our continued compliance with the terms of our Senior Credit Facilities and may be further restricted in the future by the terms of future indebtedness or preferred securities. The timing and amount of future dividend payments will be at the discretion of our Board of Directors, and we cannot provide any assurance that any dividends will be declared and paid or that we will continue to pay quarterly dividends even if we commence the payment of dividends. Our dividend policy has certain risks and limitations, particularly with respect to liquidity. We may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends or we have alternative uses for such cash. By paying cash dividends rather than saving or investing that cash, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures. See “Risk Factors—Risks Related to Our Common Stock and the Securities Market—Our ability to pay regular dividends to our stockholders is subject to the discretion of our Board of Directors and may be limited by restrictions under our Senior Credit Facilities and applicable provisions of Delaware law.”

CAPITALIZATION

The following table sets forth Tribune Publishing’s cash and capitalization as of Mar. 30, 2014, on a historical and unaudited pro forma basis to give effect to the separation from Tribune and the transactions related to the separation as if they occurred on Mar. 30, 2014. Explanation of the pro forma adjustments made to our historical combined financial statements can be found under “Unaudited Pro Forma Combined Financial Statements.” The information below is not necessarily indicative of what Tribune Publishing’s capitalization would have been had the separation, distribution and related financing transactions been completed as of Mar. 30, 2014.

The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Tribune Publishing’s historical combined financial statements and accompanying notes included elsewhere in this information statement.

	As of Mar. 30, 2014
	Historical	Pro forma
	(in thousands, except share data)
Cash(1)	$8,540	$45,370

Capitalization:
Debt:
Senior Term Loan Facility(1)	$—	$350,000
Senior ABL Facility(1)(2)	—	—

Total debt	$—	$350,000

Equity:
Common stock ($0.01 par value per share), 300,000,000 shares authorized, 25,413,029 shares issued and outstanding	$—	$254
Retained deficit	—	(24,712)
Net parent investment(1)(3)	180,932	—

Total equity (deficit)	$180,932	$(24,458)

Total capitalization	$180,932	$325,542

(1)	Immediately prior to the distribution, Tribune Publishing expects to enter into the Senior Term Loan Facility with aggregate proceeds of approximately $347 million, net of an anticipated discount of 1% of the $350 million principal balance. We intend to use a portion of the proceeds from the Senior Term Loan Facility to fund a cash dividend of up to $275 million to Tribune. In connection with the distribution, Tribune Publishing also expects to enter into the Senior ABL Facility to fund working capital and other liquidity needs and to provide a sublimit for the issuance of letters of credit. In addition, we expect to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million to be issued on our behalf on the distribution date, which amount is expected to be classified as restricted cash and cash equivalents on Tribune Publishing’s combined balance sheet and has been excluded from the pro forma cash amount. The pro forma cash amount is also net of approximately $13 million, which is comprised of $10 million of debt issuance costs expected to be incurred in connection with the Senior Credit Facilities as well as an anticipated discount of 1% of the principal balance on the Senior Term Loan Facility. See “Financing Arrangements” for further information on Tribune Publishing’s anticipated Senior Credit Facilities.
(2)	As of the distribution date, we expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility.
(3)	Reflects the net parent company investment impact as a result of the anticipated post-distribution capital structure. As of the distribution date, the net parent investment in Tribune Publishing will be exchanged to reflect the distribution of Tribune Publishing’s common stock to Tribune stockholders and to reflect the aggregate par value of our shares of common stock being distributed in the distribution.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of the unaudited pro forma combined statement of operations for the year ended Dec. 29, 2013 and the three months ended Mar. 30, 2014 and an unaudited pro forma combined balance sheet as of Mar. 30, 2014. These unaudited pro forma combined financial statements were derived from Tribune Publishing’s audited and unaudited combined financial statements included elsewhere in this information statement. The pro forma adjustments give effect to the distribution and the related transactions, as described in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma combined statement of operations for the year ended Dec. 29, 2013 and the three months ended Mar. 30, 2014 give effect to the distribution as if it had occurred on Jan. 1, 2013, the first day of fiscal 2013 following Tribune’s emergence from bankruptcy. The unaudited pro forma combined balance sheet gives effect to the distribution as if it had occurred on Mar. 30, 2014.

The unaudited pro forma combined financial statements include certain adjustments that are necessary to present fairly Tribune Publishing’s unaudited pro forma combined results of operations and unaudited pro forma combined balance sheet as of and for the period indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the distribution and the related transactions, (ii) factually supportable and, (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on Tribune Publishing and are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined financial statements give effect to the following:

—	the removal of depreciation expense related to the properties transferred to Tribune’s real estate holding companies and the recognition of lease expense for the related party lease agreements during the year ended Dec. 29, 2013;

—	the impact of the transition services agreement with Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”);

—	the contribution of certain information technology-related assets and liabilities to Tribune Publishing from Tribune and Tribune affiliates;

—	the impact of non-recurring separation costs; and

—	the anticipated post-distribution capital structure, including the incurrence of new indebtedness and the payment of a cash dividend to Tribune.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. These unaudited pro forma combined financial statements are subject to change as Tribune and Tribune Publishing finalize the terms of the separation and distribution agreement and other agreements and transactions related to the distribution.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of Tribune Publishing’s results of operations or financial condition had the distribution and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance.

Tribune Publishing’s management expects its ongoing cost structure to change when it becomes an independent, publicly-traded company, as Tribune currently provides many corporate functions on Tribune Publishing’s behalf, including finance, legal, insurance, information technology and human resources services. The historical combined financial statements include allocations to Tribune Publishing from Tribune for these corporate functions. Tribune Publishing’s management believes that the bases used for the allocations are reasonable and reflect the portion of the costs attributed to Tribune Publishing’s operations while operating as a business of Tribune; however, these costs may not be representative of the future costs that Tribune Publishing will incur as an independent, publicly-traded company.

The following unaudited pro forma combined financial statements should be read in conjunction with the historical combined financial statements for Tribune Publishing and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

TRIBUNE PUBLISHING

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended Dec. 29, 2013

(In thousands, except share and per share amounts)	Historical	Pro Forma Adjustments			Pro Forma

Operating Revenues
Advertising	$1,052,877	$—			$1,052,877
Circulation	428,615	—			428,615
Other	313,615	—			313,615

Total operating revenues	1,795,107	—			1,795,107

Operating Expenses
Cost of sales (exclusive of items shown below)	1,010,078	29,229	(a	)(b)	1,039,307
Selling, general and administrative	590,069	(13,077)	(a	)(b)	576,992
			(c	)(d)
			(g	)
Depreciation	21,851	12,474	(a	)(g)	34,325
Amortization	6,580	—			6,580

Total operating expenses	1,628,578	28,626			1,657,204

Operating Profit	166,529	(28,626)			137,903
Loss on equity investments, net	(1,187)	—			(1,187)
Interest income (expense), net	14	(21,719)	(e	)	(21,705)
Reorganization items, net	(270)	—			(270)

Income Before Income Taxes	165,086	(50,345)			114,741
Income tax expense	70,992	(24,093)	(f	)	46,899

Net Income	$94,094	$(26,252)			$67,842

Earnings per share:
Basic	N/A				$2.67	(j	)
Diluted	N/A				$2.67	(j	)

Weighted-Average Shares Outstanding:
Basic	N/A				25,381,743	(k	)
Diluted	N/A				25,381,743	(k	)

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended Mar. 30, 2014

(In thousands, except share and per share amounts)	Historical	Pro Forma Adjustments			Pro Forma

Operating Revenues
Advertising	$233,035	$—			$233,035
Circulation	107,307	—			107,307
Other	76,180	—			76,180

Total operating revenues	416,522	—			416,522

Operating Expenses
Cost of sales (exclusive of items shown below)	247,523	3,055	(b	)	250,578
Selling, general and administrative	143,882	(8,527)	(b	)(c)	135,355
			(d	)(g)
Depreciation	2,740	4,781	(g	)	7,521
Amortization	1,606	—			1,606

Total operating expenses	395,751	(691)			395,060

Operating Profit	20,771	691			21,462
Loss on equity investments, net	(335)	—			(335)
Interest expense, net	(2)	(5,268)	(e	)	(5,270)
Reorganization items, net	(9)	—			(9)

Income Before Income Taxes	20,425	(4,577)			15,848
Income tax expense	8,653	(2,301)	(f	)	6,352

Net Income	$11,772	$(2,276)			$9,496

Earnings per share:
Basic					$0.37	(j	)
Diluted					$0.37	(j	)

Weighted-Average Shares Outstanding:
Basic					25,413,029	(k	)
Diluted					25,413,029	(k	)

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of Mar. 30, 2014

(In thousands)	Historical	Pro Forma Adjustments			Pro Forma
Assets
Current Assets
Cash	$8,540	$36,830	(h	)	$45,370
Restricted cash and cash equivalents	—	25,000	(i)		25,000
Accounts receivable	207,748	—			207,748
Inventories	14,630	—			14,630
Deferred income taxes	34,402	238	(l)		34,640
Prepaid expenses and other	14,758	5,207	(g)		19,965

Total current assets	280,078	67,275			347,353

Properties
Machinery, equipment and furniture	67,692	94,221	(g	)	161,913
Buildings and leasehold improvements	4,256	—			4,256

	71,948	94,221			166,169
Accumulated depreciation	(18,732)	(23,013)	(g	)	(41,745)

	53,216	71,208			124,424
Land	—	—			—
Construction in progress	13,236	25,013	(g)		38,249

Net properties	66,452	96,221			162,673

Other Assets
Goodwill	16,064	—			16,064
Intangible assets, net	59,210	—			59,210
Investments	3,465	—			3,465
Deferred income taxes	37,216	(22,992)	(l)		14,224
Other	1,660	9,670	(h	)	11,330

Total other assets	117,615	(13,322)			104,293

Total assets	$464,145	$150,174			$614,319

Liabilities and Equity
Current Liabilities
Accounts payable	$37,287	$5,629	(g)		$42,916
Debt due within one year	—	12,680	(h	)	12,680
Employee compensation and benefits	91,062	3,435	(g)		94,497
Deferred revenue	73,436	—			73,436
Other	21,661	—			21,661

Total current liabilities	223,446	21,744			245,190

Non-Current Liabilities
Deferred revenue	9,337	—			9,337
Postretirement medical, life and other benefits	44,479	—			44,479
Long-term debt	—	333,820	(h	)	333,820
Other obligations	5,951	—			5,951

Total non-current liabilities	59,767	333,820			393,587

Equity
Common stock	—	254	(j	)	254
Retained deficit	—	(24,712)	(j	)	(24,712)
Net parent investment	180,932	(180,932)	(h	)(j)	—

Total Equity (Deficit)	180,932	(205,390)			(24,458)

Total liabilities and equity (deficit)	$464,145	$150,174			$614,319

See notes to unaudited pro forma combined financial statements.

TRIBUNE PUBLISHING

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements of Tribune Publishing, refer to the audited and unaudited combined financial statements and the notes thereto included in this information statement. The unaudited pro forma combined statement of operations for the year ended Dec. 29, 2013 and the three months ended Mar. 30, 2014 and the unaudited pro forma combined balance sheet as of Mar. 30, 2014 include adjustments related to the following:

(a)	On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred on Dec. 21, 2012. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which, pursuant to ASC Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases.

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the real estate holding companies and subsequently leased the properties back from Tribune.

Effective Dec. 1, 2013, Tribune Publishing modified certain provisions of the related party leases with the Tribune real estate holding companies. As a result of these modifications, Tribune Publishing determined that it no longer maintained forms of continuing involvement; thus, Tribune Publishing derecognized the transferred properties from its financial statements and began accounting for these related party operating leases on this date.

The unaudited pro forma combined statement of operations for the year ended Dec. 29, 2013 reflects an increase to rent expense and a decrease to depreciation expense as if the derecognition of the transferred land and buildings occurred on Jan. 1, 2013. The increase to rent expense reflects rent amounts pursuant to the related party lease agreements with the real estate holding companies. The decrease to depreciation expense reflects the reversal of depreciation expense recognized by Tribune Publishing in its audited combined financial statements related to the transferred properties. The impacts to the unaudited pro forma combined statement of operations for the year ended Dec. 29, 2013 are as follows:

Year Ended Dec. 29, 2013

i.	$15.5 million increase to cost of sales for rent expense

ii.	$8.8 million increase to selling, general and administrative for rent expense

iii.	$4.7 million decrease to depreciation

(b)

Retirement benefits have been historically provided to eligible Tribune Publishing employees through a combination of defined benefit pension plans sponsored by Tribune, defined contribution plans and participation in several multiemployer pension plans on behalf of certain employees represented by unions. The retirement benefit obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been an obligation of Tribune. Accordingly, no assets or liabilities related to the obligations under the Tribune defined benefit pension plans have been included in the Tribune Publishing combined balance sheets, as further described in Note 4 of the audited combined financial statements. This adjustment reflects the removal of the actuarially determined net periodic pension credit of $23.8 million for the year ended Dec. 29, 2013 and $5.4 million for the three months ended Mar. 30, 2014 as Tribune Publishing will not have continuing obligations under the Tribune-sponsored single-employer qualified defined benefit pension plans.

(c)	In connection with the distribution, Tribune Publishing expects to enter into a transition services agreement with Tribune, pursuant to which Tribune and Tribune Publishing will provide to each other certain specified services on a transitional basis, including various information technology, financial and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated direct costs of providing the services, generally without profit. The adjustment for the transition services agreement is not expected to have a material impact on pro forma net income for the year ended Dec. 29, 2013 and for the three months ended Mar. 30, 2014 as the historical combined statements of operations for those periods already reflect allocations of costs for these services that are not expected to be materially different under the transition services agreement.

(d)	Reflects the removal of $14.7 million and $6.0 million of costs that were incurred for the year ended Dec. 29, 2013 and the three months ended Mar. 30, 2014, respectively, associated with the expected separation and distribution of Tribune Publishing from Tribune. These separation costs primarily related to tax, accounting, legal and other professional fees.

(e)	Reflects interest expense of $21.7 million and $5.3 million for the year ended Dec. 29, 2013 and for the three months ended Mar. 30, 2014, respectively, related to anticipated borrowings under the Senior Term Loan Facility. The assumed interest expense is based on an interest rate equal to LIBOR, subject to a minimum rate of 1.0%, plus a margin of 4.75%. Interest expense for the year ended Dec. 29, 2013 and for the three months ended Mar. 30, 2014 also includes $0.6 million and $0.1 million, respectively, of amortization of a discount of 1% of the original principal balance of $350 million and $1.4 million and $0.3 million, respectively, for the amortization of debt issuance costs expected to be incurred in connection with the Senior Credit Facilities. The assumed effective interest rate on the Senior Term Loan Facility is 5.92%, which reflects the amortization of the 1.0% discount as well as expected quarterly principal payments of 1.25% of the original principal balance. See “Financing Arrangements” for further information on Tribune Publishing’s anticipated Senior Credit Facilities. A 1/8% change to the annual interest rate would change interest expense by approximately $0.5 million on an annual basis. A 1% change to the annual interest rate would change interest expense by approximately $3.9 million on an annual basis.

(f)	Reflects the income tax effect of the pro forma adjustments impacting earnings before income taxes. The assumed pro forma effective income tax rates are 40.9% for the year ended Dec. 29, 2013 and 40.1% for the three months ended Mar. 30, 2014. These rates differ from the U.S. federal statutory rate primarily due to state income taxes, net of federal benefit, and differ from the effective rates in the Tribune Publishing historical combined financial statements primarily due to the impact of eliminating nondeductible transaction costs from pro forma pretax income for both periods.

(g)	Reflects adjustments for other assets and liabilities in the combined financial statements that will not be retained by Tribune Publishing after the separation and have not already been transferred as described in Note (a), as well as assets and liabilities that are to be contributed to Tribune Publishing from Tribune and Tribune Affiliates in connection with the separation. These include a portion of shared information technology assets and liabilities.

The contributed assets and liabilities were not included in the historical combined financial statements as a final decision had not been made to contribute the assets and liabilities by management at the time of preparation of the combined financial statements and these assets and liabilities were not discretely identifiable to Tribune Publishing. Depreciation on the assets to be transferred to Tribune Publishing was previously charged to Tribune Publishing through allocations from Tribune’s corporate functions.

The allocated depreciation expense associated with these assets totaled $17.1 million for the year ended Dec. 29, 2013 and $4.8 million for the three months ended Mar. 30, 2014 and is reclassified from selling, general and administrative expenses to depreciation expense.

(h)	Reflects adjustments for the expected entry into the Senior Term Loan Facility, with aggregate proceeds of approximately $347 million, net of an anticipated discount of 1% of the $350 million principal balance, debt issuance costs of $10 million expected to be incurred in connection with entering into the Senior Credit Facilities, and the distribution of a $275 million cash dividend Tribune Publishing intends to pay to Tribune in connection with the planned separation and distribution. See “Financing Arrangements” for further information on Tribune Publishing’s anticipated Senior Credit Facilities.

(i)	Reflects segregated amounts pursuant to an arrangement we expect to enter into to provide cash-backed letters of credit to be issued on our behalf.

(j)	Reflects the net parent company investment impact as a result of the anticipated post-distribution capital structure. As of the distribution date, the net parent investment in Tribune Publishing will be exchanged to reflect the distribution of Tribune Publishing’s common stock to Tribune stockholders and to reflect the par value of 25.4 million outstanding shares of common stock each having a par value of $0.01 per share.

(k)	The weighted average number of shares used to compute pro forma basic and diluted earnings per share is approximately 25.4 million for all periods presented. Basic pro forma common shares outstanding for the year ended Dec. 29, 2013 and for the three months ended Mar. 30, 2014 were calculated by taking Tribune common stock and Warrants as of Dec. 29, 2013 and Mar. 30, 2014, respectively, and adjusting the number of shares in each period for an assumed distribution ratio of 0.25 shares of Tribune Publishing common stock for every share of Tribune common stock and Warrant, further adjusted to account for the fact that Tribune will retain a 1.5% interest in Tribune Publishing following the distribution. While the actual future impact of potential dilution from shares of common stock related to equity awards granted to Tribune Publishing employees under Tribune’s Equity Incentive Plan will depend on various factors, including employees who may change employment from one company to another, it is not expected to be material.

(l)	Reflects deferred tax adjustments associated with the assets and liabilities that are to be contributed to Tribune Publishing from Tribune and Tribune Affiliates in connection with the separation, as well as the elimination of a deferred tax asset associated with an asset in the combined financial statements that will not be retained by Tribune Publishing after the separation.

(m)

An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder whereby Tribune Publishing’s newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement with CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in Tribune Publishing’s newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in Tribune Publishing’s newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to Tribune Publishing’s newspapers for up to five years. While such a modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement, we have no history operating under such a modified affiliation agreement and, thus, are not able to predict how such agreement will impact our future revenues and affiliate fees. The unaudited pro forma combined financial statements do not reflect any estimates of the impact on revenues or affiliate fees of a modified affiliation agreement because projected amounts would be based on estimates and not factually supportable. Tribune expects to retain a 1.5% interest in Tribune Publishing for up to five years for the purpose of enabling us to retain the benefits of the modified affiliation agreement. However, Tribune may cease to retain at least a 1% interest in Tribune Publishing prior to the end of such five year period, or other circumstances may occur that could cause our newspapers to cease to earn advertising revenue and pay affiliate fees under an affiliation agreement with CareerBuilder.

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that, subsequent to the distribution, our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, or continue to earn the same level of advertising revenues or pay the same level of affiliate fees under the affiliation agreements following the distribution.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $44 million and $71 million for the year ended Dec. 29, 2013 and $10 million and $19 million for the three months ended Mar. 30, 2014 related to CareerBuilder and Classified Ventures, respectively. These revenues are recorded within advertising revenues in Tribune Publishing’s historical combined statements of operations.

Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling the classified advertising products. Such amounts totaled $5 million and $24 million for the year ended Dec. 29, 2013 and $2 million and $7 million for the three months ended Mar. 30, 2014 for CareerBuilder and Classified Ventures, respectively. These affiliate fees are recorded as cost of sales in Tribune Publishing’s historical combined statements of operations. In addition, Tribune Publishing incurred additional selling costs related to sales of CareerBuilder and Classified Ventures advertising products. Such additional costs are estimated to have totaled $4 million and $13 million for the year ended Dec. 29, 2013 and $1 million and $4 million for the three months ended Mar. 30, 2014 for CareerBuilder and Classified Ventures, respectively.

On April 1, 2014, Classified Ventures completed a transaction to sell its Apartments.com business. The sale of Apartments.com will impact Tribune Publishing’s future revenue and affiliate fees related to Classified Ventures. Tribune Publishing recorded revenue and affiliate fees associated with Apartments.com of approximately $7 million and $1 million for the year ended Dec. 29, 2013 and $2 million and $0.2 million for the three months ended Mar. 30, 2014, respectively.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Set forth below are selected historical combined financial data for Tribune Publishing for the three months ended Mar. 30, 2014 and Mar. 31, 2013 and for each of the five years ended Dec. 29, 2013, Dec. 30, 2012, Dec. 25, 2011, Dec. 26, 2010 and Dec. 27, 2009, and for Dec. 31, 2012. Operating results for any prior period are not necessarily indicative of results to be expected in any future period, and operating results for the 2014 interim period are not necessarily indicative of the operating results that Tribune Publishing will experience for the entire year. We derived the combined statement of operations data for the years ended Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011 and for Dec. 31, 2012, and the combined balance sheet data as of Dec. 29, 2013, Dec. 30, 2012 and Dec. 31, 2012, from the Tribune Publishing historical combined financial statements, which are included elsewhere in this information statement. We derived the combined statement of operations data for the three months ended Mar. 30, 2014 and Mar. 31, 2013 from the Tribune Publishing unaudited interim combined financial statements, which are included elsewhere in this information statement. We derived the combined statement of operations data for the fiscal years ended Dec. 26, 2010 and Dec. 27, 2009, and the combined balance sheet data as of Mar. 31, 2013, Dec. 25, 2011, Dec. 26, 2010 and Dec. 27, 2009 from the financial records of Tribune, which are not included in this information statement.

The selected historical combined financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and the notes thereto included in this information statement. The selected historical combined financial data reflects Tribune Publishing’s results as historically operated as a part of Tribune, and these results may not be indicative of our future performance as a stand-alone company following the distribution. Operating expenses reflect direct expenses and allocations of certain Tribune corporate expenses that have been charged to Tribune Publishing based on specific identification or allocated based on use or other methodologies we believe appropriate. Management believes these allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data has not been presented since Tribune Publishing’s business was wholly-owned by Tribune during the periods presented.

	Successor			Predecessor
	As of and for the three months ended		As of and for the year ended	As of and for	As of and for the years ended
	Mar. 30, 2014	Mar. 31, 2013	Dec. 29, 2013	Dec. 31, 2012[1]	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010	Dec. 27, 2009
(in thousands)

STATEMENT OF OPERATIONS DATA:
Operating Revenues	$416,522	$440,513	$1,795,107	$—	$1,913,814	$1,915,932	$2,021,912	$2,182,076
Operating Profit	$20,771	$37,653	$166,529	$—	$41,656	$44,569	$101,119	$84,778
Net Income	$11,772	$21,193	$94,094	$2,842,326	$28,395	$41,614	$101,287	$73,660

BALANCE SHEET DATA:
Total Assets	$464,145	$843,317	$514,366	$897,797	$951,232	$1,043,785	$1,063,826	$1,166,310
Total Non-Current Liabilities	$59,767	$59,660	$61,061	$61,787	$66,300	$79,728	$79,270	$87,904

[1]	Operating results for Dec. 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). See Notes 2 and 3 to the audited combined financial statements for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other sections of this information statement, including “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” “Financing Arrangements,” “Business,” “Selected Historical Combined Financial Data,” and the combined financial statements and the notes thereto included in this information statement. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this information statement and particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

We believe that the assumptions underlying the combined financial statements included in the information statement are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had Tribune Publishing been a separate, stand-alone company during the periods presented.

Overview

On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing business into an independent company. The new business representing the principal publishing operations of Tribune and certain other entities wholly-owned by Tribune, as described below, will be organized as a new company, Tribune Publishing. Tribune Publishing’s operations consist of eight principal major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content and management of the websites of Tribune Publishing’s daily newspapers, along with other branded products that target specific areas of interest. The principal daily newspapers are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include Blue Lynx Media, LLC (“BLM”), which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing; a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”); a 33% equity interest in Homefinder.com, LLC (“Homefinder”); and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), which Tribune will retain following the distribution. Prior to May 7, 2014, Tribune Publishing’s operations also included a 50% equity interest in McClatchy/Tribune Information Services (“MCT”). On May 7, 2014, Tribune Publishing’s subsidiary, TCA News Service, LLC, acquired the remaining 50% interest in MCT.

On March 5, 2014, Tribune Publishing’s subsidiary, The Baltimore Sun Company, LLC, acquired the Baltimore City Paper and its related publications. On April 4, 2014 Tribune Publishing’s subsidiary, the Hartford Courant Company, LLC, acquired Reminder Media and its related publications in eastern and northern Connecticut. On May 1, 2014, The Baltimore Sun Company, LLC acquired The Capital and the Carroll County Times and their related publications.

In 2013, 59% of Tribune Publishing operating revenues were derived from advertising. These revenues were generated from the sale of advertising space in published issues of the newspapers and on interactive websites and from the sale of advertising supplements inserted into the newspapers. Approximately 24% of 2013 operating revenues were generated from the sale of newspapers to individual subscribers or to sales outlets, which re-sell the newspapers. The remaining 17% of 2013 operating revenues were generated from direct mail services, the provision of commercial printing and delivery services to other newspapers, the distribution of syndicated content, direct mail advertising and other related activities.

Advertising revenue includes newspaper print advertising and digital advertising. Newspaper print advertising is typically in the form of display or preprint advertising whereas digital advertising can be in the form of display, banner ads, coupon ads, video, search advertising and linear ads placed on Tribune Publishing and affiliated websites. Advertising revenues are comprised of three basic categories: retail, national and classified. Changes in advertising revenues are heavily correlated with changes in the level of economic activity in the United States. Changes in gross domestic product, consumer spending levels, auto sales, housing sales, unemployment rates, job creation, circulation levels and rates all impact demand for advertising in Tribune Publishing’s newspapers and websites. Tribune Publishing’s advertising revenues are subject to changes in these factors both on a national level and on a local level in its markets. Circulation revenue results from the sale of print and digital editions of newspapers to individual subscribers and the sale of print editions of newspapers to sales outlets, which re-sell the newspapers. Other revenues are derived from direct mail services, commercial printing and delivery services provided to other newspapers, direct mail advertising and other related activities. Significant operating expense categories include compensation, newsprint and ink, circulation distribution, depreciation and amortization, allocations of corporate costs and other operating expenses. Compensation expense is affected by many factors, including the number of full-time equivalent employees, changes in the design and costs of various employee benefit plans, the level of pay increases and actions to reduce staffing levels. Circulation distribution expenses primarily included delivery and inserting fees paid to third party contractors and postage costs for Tribune Publishing’s total market coverage products. Circulation distribution expenses can vary from year to year due to changes in volume levels, the fees negotiated with third party contractors and postage rates. Newsprint and ink are commodities and pricing can vary significantly from year to year. Allocated corporate costs include charges from Tribune and Tribune Affiliates for certain corporate, service center and technology support services, as well as insurance, occupancy and other costs. Other expenses are principally for sales and marketing activities, occupancy costs, amounts paid to third parties for temporary labor, outside printing and production costs and other general and administrative expenses.

Tribune Publishing uses operating revenues and operating profit as ways to measure financial performance. In addition, Tribune Publishing uses average net paid circulation for its newspapers, together with other factors, to measure its market share and performance. Net paid circulation includes both individually paid copy sales (home delivery, single copy and digital copy sales) and other paid copy sales (education, sponsored and hotel copy sales).

Tribune Publishing’s results of operations, when examined on a quarterly basis, reflect the seasonality of Tribune Publishing’s revenues. Second and fourth quarter advertising revenues are typically higher than first and third quarter revenues. Results for the second quarter reflect spring advertising revenues, while the fourth quarter includes advertising revenues related to the holiday season.

Separation from Tribune Company and Basis of Presentation

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of Tribune Publishing Company, LLC, currently a wholly-owned subsidiary of Tribune: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC; The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; Tribune Content Agency, LLC; forsalebyowner.com, LLC; Builder Media Solutions, LLC; and BLM.

Historically, separate financial statements have not been prepared for Tribune Publishing. The Tribune Publishing combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity for such periods and as it was historically managed. Management believes that the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a separate stand-alone entity during the periods presented.

Tribune Publishing’s combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by Tribune Publishing and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in the combined financial statements.

In connection with the spin-off, Tribune Publishing expects to enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resource and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in the combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in the combined financial statements on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a separate stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment component of equity (deficit) in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). These intercompany transactions are further described in Note 6 to Tribune Publishing’s audited combined financial statements. The total net effect of these intercompany transactions is reflected in the combined statements of cash flows as financing activities.

Tribune Publishing assesses its operating segments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the combined financial statements of Tribune Publishing are presented to reflect one reporting segment.

Significant Events

Chapter 11 Reorganization

On Dec. 8, 2008 (the “Petition Date”), Tribune and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing (see “—Separation from Tribune Company and Basis of Presentation”) were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

A joint plan of reorganization for the Debtors (the “Plan”), including the Tribune Publishing Debtors, became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing,” “Reorganized Tribune Publishing Debtors”, “Successor Tribune Publishing” or “Successor”. Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are herein referred to as “Predecessor Tribune Publishing” or “Predecessor”.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

For details of the proceedings under Chapter 11 and the terms of the Plan, see Notes 2 and 3 of the audited combined financial statements.

Fresh-Start Reporting

Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852, “Reorganizations.” Reorganized Tribune Publishing also adopted fresh-start reporting on the Effective Date. The combined financial statements of Tribune Publishing as of and for all periods presented prior to the Effective Date have not been adjusted to reflect any changes in Tribune’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting. Such adjustments were applied to Tribune Publishing’s combined financial statements as of the Effective Date and were reflected in Tribune Publishing’s combined financial statements during the first quarter of 2013. Accordingly, Tribune Publishing’s financial statements for periods subsequent to the Effective Date will not be comparable to prior periods as such prior periods do not give effect to the Plan or the related application of fresh-start reporting.

ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company was allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date. The reorganization value for Reorganized Tribune Company represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the Debtors and their creditors. This value is viewed as the fair value of Reorganized Tribune Company before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of Reorganized Tribune Company immediately after emergence from bankruptcy. The “Fresh-Start Combined Balance Sheet” summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to the balance sheet as of Dec. 31, 2012, and the resulting Successor’s combined balance sheet as of Dec. 31, 2012.

In accordance with ASC Topic 852, the Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The Predecessor’s combined statements of comprehensive income and cash flows for Dec. 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on Dec. 31, 2012. Because the Predecessor’s Dec. 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Publishing has elected to report them as part of Reorganized Tribune Publishing’s results of operations and cash flows for the first quarter of 2013.

See Notes 2 and 3 to Tribune Publishing’s audited combined financial statements for additional information regarding these other reorganization items.

Subchapter S Corporation Election and Subsequent Conversion to C Corporation

On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the Internal Revenue Code (“IRC”), with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C corporations. On Dec. 31, 2012, Tribune emerged from bankruptcy and issued shares of common stock to non-qualifying S corporation shareholders. As a result, the Tribune S corporation election was terminated and Tribune became taxable as a C corporation beginning on Dec. 31, 2012. As a C corporation, Reorganized Tribune Company is subject to income taxes at a higher effective tax rate. Tribune Publishing’s operations through Dec. 29, 2013 are included in Tribune’s federal and state C corporation income tax returns. Effective Dec. 30, 2013, Tribune Publishing filed an election to be taxed as a separate return filing group.

Shutdown of Daily Press Media Group Printing and Packing Operations

In April 2012, the Daily Press Media Group (“DPMG”) approved a plan to outsource DPMG’s printing and packaging operations located in Newport News, Virginia to Media General Operations, Inc. (d/b/a Richmond Times-Dispatch) (“MG”). Pursuant to the arrangement, MG will provide to DPMG prepress, printing, inserting, newsprint and transportation services for all editions of DPMG’s three newspapers, the Daily Press, The Virginia Gazette, and the Tidewater Review. As of April 27, 2012, the DPMG facility had certain press equipment, prepress equipment and machinery with a net book value of $5.8 million that would no longer be used as a result of the arrangement. Of this amount, inserting equipment with a net book value of $1.5 million was made available to MG for use in connection with contracted print and packaging activities, equipment with a net book value of $1.2 million was transferred to other business units and equipment with a net book value of $3.1 million was sold or scrapped. Accordingly, Tribune Publishing reduced its estimate of the remaining useful life of the equipment to be sold or scrapped and recorded accelerated depreciation of $2.8 million during 2012. Pursuant to the arrangement, DPMG reimbursed MG for the purchase and installation of necessary press modification equipment and systems in the amount of $0.7 million. In addition, Tribune Publishing eliminated approximately 85 employees and incurred severance and related expenses of $0.7 million which are included in selling, general and administrative expenses in Tribune Publishing’s combined statements of comprehensive income.

Transfer of Real Estate Assets to Tribune Real Estate Holding Companies

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which, pursuant to ASC Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases. Rent payments under the related party leases were accounted for as dividends to Tribune and Tribune Affiliates.

On Dec. 1, 2013, Tribune Publishing modified the related party leases to eliminate certain protections provided to the landlord in the event of default by the tenant, including the right to collect rent and other balances owed by tenant under the leases utilizing insurance proceeds received by the landlord in the event of damage and otherwise payable to the tenant, as well as the right to collect rent directly from subtenants to the extent all or a portion of the premise is sublet. Pursuant to ASC Topic 840, these provisions had precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result of these modifications, Tribune Publishing determined that it no longer had forms of continuing involvement with the transferred properties and derecognized such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet. Tribune Publishing has accounted for these related party leases as operating leases beginning on Dec. 1, 2013.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. During the second half of 2013, Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancellable by the real estate holding companies with a 30-day notice. See Note 6 to Tribune Publishing’s audited combined financial statements for additional information regarding the transfer of real estate assets to Tribune real estate holding companies.

Impact of Distribution from Tribune on Tribune Publishing Financial Statements

Tribune Publishing may incur additional costs associated with being an independent company and for newly established or expanded corporate functions, which include finance, human resources, information technology, facilities, and legal for which Tribune Publishing currently receives expense allocations from Tribune. These allocations are included in operating expenses and totaled $35 million and $32 million for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively. For the fiscal years 2013, 2012 and 2011, the allocations totaled $141 million, $159 million and $152 million, respectively.

See Note 6 to the audited combined financial statements for further details related to Tribune corporate allocations. Management considers the expense allocation methodology and results to be reasonable for all periods presented; however, Tribune Publishing’s financial statements do not necessarily include all of the expenses that would have been incurred had Tribune Publishing been a separate, stand-alone entity and may not necessarily reflect Tribune Publishing’s results of operations, financial position and cash flows had Tribune Publishing been a stand-alone company during the periods presented. Tribune Publishing believes that cash flow from operations, together with its access to capital markets, will be sufficient to fund the anticipated increases in corporate expenses. See “Unaudited Pro Forma Combined Financial Statements” and the notes thereto for further information.

An affiliate of Tribune is currently party to an affiliation agreement with CareerBuilder whereby Tribune Publishing’s newspapers earn advertising revenues and pay affiliate fees. Pursuant to the terms of the limited liability company agreement with CareerBuilder, if Tribune (together with its affiliates) were to cease to own at least a 30% voting and economic interest in Tribune Publishing’s newspapers, CareerBuilder could terminate the existing affiliation agreement. However, if Tribune (together with its affiliates) directly or indirectly retains at least a 1% voting and economic interest in Tribune Publishing’s newspapers, Tribune could elect to enter into a modified affiliation agreement that would apply to Tribune Publishing’s newspapers for up to five years. While such a modified affiliation agreement would be on less favorable terms compared to the existing affiliation agreement, Tribune Publishing has no history operating under such a modified affiliation agreement and, thus, is not able to predict how such agreement will impact future revenues and affiliate fees. The unaudited pro forma combined financial statements included elsewhere in this information statement do not reflect any estimates of the impact on revenues or affiliate fees of a modified affiliation agreement because projected amounts would be based on estimates and not factually supportable. Tribune expects to retain a 1.5% interest in Tribune Publishing for the purpose of enabling Tribune Publishing to retain the benefits of the modified affiliation agreement. However, in the future Tribune may cease to retain at least a 1% interest in Tribune Publishing, or other circumstances may occur that could cause Tribune Publishing’s newspapers to cease to earn advertising revenue and pay affiliate fees under an affiliation agreement with CareerBuilder.

Each of Tribune Publishing’s newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which its newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that, subsequent to the distribution, Tribune Publishing’s newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, or continue to earn the same level of advertising revenues or pay the same level of affiliate fees under the affiliation agreements following the distribution.

Tribune Publishing records revenue related to the CareerBuilder and Classified Ventures affiliation agreements for classified advertising products placed on affiliated digital platforms. Such amounts totaled $10 million and $19 million for the three months ended Mar. 30, 2014 and $11 million and $17 million for the three months ended Mar. 31, 2013 related to CareerBuilder and Classified Ventures, respectively. Additionally, such amounts totaled $44 million and $71 million for the fiscal year 2013, $46 million and $66 million for the fiscal year 2012 and $46 million and $61 million for the fiscal year 2011 related to CareerBuilder and Classified Ventures, respectively. These revenues are recorded within advertising revenues in Tribune Publishing’s combined statements of comprehensive income.

Tribune Publishing also pays fees to CareerBuilder and Classified Ventures under the affiliation agreements related to selling classified advertising products. Such amounts totaled $2 million and $7 million for the three months ended Mar. 30, 2014 and $1 million and $5 million for the three months ended Mar. 31, 2013, related to CareerBuilder and Classified Ventures, respectively. Additionally, such amounts totaled $5 million and $24 million for the fiscal year 2013, $5 million and $21 million for the fiscal year 2012 and $5 million and $20 million for the fiscal year 2011 for CareerBuilder and Classified Ventures, respectively. These affiliate fees are recorded as cost of sales in Tribune Publishing’s combined statements of comprehensive income.

On April 1, 2014, Classified Ventures completed the sale of its Apartments.com business. Tribune’s share of the proceeds from the sale was approximately $160 million before taxes, which will be retained by Tribune for general corporate purposes. The sale of Apartments.com will impact Tribune Publishing’s future revenue and affiliate fees from Classified Ventures. For each of the three month periods ended Mar. 30, 2014 and Mar. 31, 2013, Tribune Publishing recorded such revenue and affiliate fees related to Apartments.com of $2 million and $0.2 million, respectively. For the year ended Dec. 29, 2013, Tribune Publishing recorded revenue and affiliate fees associated with Apartments.com of approximately $7 million and $1 million, respectively.

Employee Reductions

Tribune Publishing identified reductions in its staffing levels in the three months ended Mar. 30, 2014, and Mar. 31, 2013 of approximately 25 and 65 positions, respectively. As a result, Tribune Publishing recorded pretax charges for severance and related expenses totaling $0.3 million and $2 million for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively.

Tribune Publishing identified reductions in its staffing levels in 2013, 2012 and 2011 of approximately 745, 800 and 560 positions, respectively. As a result, Tribune Publishing recorded pretax charges for severance and related expenses totaling $16 million, $14 million and $14 million in 2013, 2012 and 2011, respectively. The accrued liability for severance and related expenses was $5 million at Mar. 30, 2014, $9 million at Dec. 29, 2013 and $4 million at Dec. 30, 2012.

On Nov. 20, 2013, Tribune announced that it would be undertaking certain actions to realign the non-editorial functions across Tribune Publishing to increase the efficiency and effectiveness of its operations. In the fourth quarter of 2013, Tribune Publishing recorded pretax charges for severance and related expenses totaling $9 million for identified reductions in staffing levels of approximately 400 positions, which were due in part to these actions as well as other cost reduction initiatives.

Reorganization Items, Net

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses, realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s combined statements of comprehensive income included herein. Reorganization costs generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts.

Reorganization items, net included in Tribune Publishing’s audited and unaudited interim combined statements of comprehensive income consisted of the following (in thousands):

	Successor			Predecessor
	Three Months Ended		Year Ended		Year Ended
	Mar. 30, 2014	Mar. 30, 2013	Dec. 29, 2013	Dec. 31, 2012	Dec. 31, 2012	Dec. 25, 2011
Reorganization items, net:
Contract rejections and claim settlements	$(7)	$111	$111	$—	$(978)	$412
Other, net	(2)	(53)	(381)	—	(468)	(2)

Total reorganization (costs) credits, net	(9)	58	(270)	—	(1,446)	410
Reorganization adjustments, net	—	—	—	2,862,039	—	—
Fresh-start reporting adjustments, net	—	—	—	(107,486)	—	—

Total reorganization items, net	$(9)	$58	$(270)	$2,754,553	$(1,446)	$410

Tribune Publishing expects to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and potentially in future periods.

The Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805 recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Notes 2 and 3 to the audited combined financial statements for additional information regarding these other reorganization items.

Results of Operations

As described under “—Significant Events—Fresh-Start Reporting” Tribune Publishing adopted fresh-start reporting on the Effective Date and therefore became a new entity for financial reporting purposes. The adoption of fresh-start reporting has had and will continue to have a significant non-cash impact on Tribune Publishing’s results of operations subsequent to the Effective Date. Tribune Publishing’s combined financial statements as of and for all periods prior to the Effective Date have not been adjusted to reflect any changes in Tribune Publishing’s equity (deficit) as a result of implementing the Plan (as defined above), nor have they been adjusted to reflect any changes to the net carrying values of assets and liabilities as a result of the adoption of fresh-start reporting. Accordingly, Tribune Publishing’s combined financial statements for periods subsequent to the Effective Date may not be comparable in all cases to prior periods. See Note 3 to Tribune Publishing’s audited combined financial statements for further information pertaining to the adoption of fresh-start reporting.

Tribune Publishing’s fiscal years 2013 and 2011 each comprised a 52-week period whereas fiscal year 2012 ended on Dec. 30, 2012 and comprised a 53-week period. The additional week increased Tribune Publishing’s operating revenues by approximately 2%, operating expenses by approximately 1% and operating profit by approximately 9% in 2012.

Three months ended Mar. 30, 2014 versus the Three months ended Mar. 31, 2013

Operating results for the three months ended Mar. 30, 2014 and Mar. 31, 2013 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Three Months Ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	% Change
Operating revenues	$416,522	$440,513	-5%

Operating expenses
Cost of sales (exclusive of items shown below)	247,523	259,948	-5%
Selling, general and administrative	143,882	135,952	+6%
Depreciation	2,740	5,276	-48%
Amortization	1,606	1,684	-5%

Total operating expenses	$395,751	$402,860	-2%

Operating profit	$20,771	$37,653	-45%

Net income	$11,772	$21,193	-44%

Total operating revenue decreased 5%, or $24 million, in the three months ended Mar. 30, 2014, due primarily to a $19 million decline in advertising revenues. The largest declines in operating revenues were at newspaper operations in Chicago, Los Angeles and Baltimore, which together accounted for $20 million of the operating revenue decline.

Cost of sales, which represented 59% of sales for the three months ended Mar. 30, 2014 and Mar. 31, 2013, decreased 5%, or $12 million, due primarily to lower compensation, newsprint and ink and circulation distribution expenses. Compensation expense decreased 7%, or $6 million, due primarily to reductions in direct pay realized from continued declines in staffing levels. Newsprint and ink expense decreased 17%, or $7 million, due mainly to a 15% decrease in newsprint consumption. Circulation distribution expense decreased 6%, or $5 million, due to lower print circulation volumes for daily newspapers and commercial delivery of third-party publications. These decreases were partially offset by an increase in rent associated with related party leases of $5 million.

Selling, general and administrative expenses (“SG&A”), which represented 35% and 31% of sales for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, increased 6%, or $8 million, in the three months ended Mar. 30, 2014 due to a $3 million increase in rent associated with related party leases, a $3 million increase in the corporate management fee allocation and a $2 million increase in one-time costs related to the planned distribution of Tribune Publishing to the shareholders of Tribune, partially offset by a $1 million decrease in severance expense.

Depreciation and amortization expense decreased 38%, or $3 million, in the three months ended Mar. 30, 2014 primarily due to the derecognition of certain properties under related party leases from Tribune Publishing’s combined financial statements as a result of the modifications of those leases on Dec. 1, 2013.

Operating profit was $21 million in the three months ended Mar. 30, 2014 compared to $38 million in the three months ended Mar. 31, 2013. The decrease was primarily due to the decline in advertising revenues.

Operating Revenues—Total operating revenues, by classification, for the three months ended Mar. 30, 2014 and Mar. 31, 2013 were as follows:

	Three Months Ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	% Change
Advertising
Retail	$113,341	$129,493	-12%
National	51,003	53,776	-5%
Classified	68,691	68,710	—

Total advertising	233,035	251,979	-8%
Circulation	107,307	107,114	—
Other	76,180	81,420	-6%

Total operating revenues	$416,522	$440,513	-5%

Advertising Revenues—Total advertising revenues decreased 8%, or $19 million, in the three months ended Mar. 30, 2014. Retail advertising fell 12%, or $16 million, due to declines in most categories. The largest shortfalls were in the food and drug stores, specialty merchandise, general merchandise, amusements, electronics and personal/professional services categories, which comprised $12 million of the year-over-year decline. Preprint revenues, which are primarily included in retail advertising, decreased 10% or $8 million, due mainly to declines at Chicago and Los Angeles. National advertising revenues fell 5% or $3 million, due to declines in several categories, most notably the financial and movie categories, which together declined by a total of $4 million. Classified advertising revenues were flat compared to the prior year quarter as the decline in the recruitment category of $1 million was offset by increases in several other categories. Digital advertising revenues, which are included in the above categories, increased 5%, or $2 million, from $45 million for the three months ended Mar. 31, 2013 to $47 million for the three months ended Mar. 30, 2014 due to increases in the classified and national categories of $2 million and $1 million, respectively, partially offset by a decline in the retail category of $1 million.

Circulation Revenues—Circulation revenues were flat in the three months ended Mar. 30, 2014 compared to the prior year quarter as higher sales of digital editions at most of the newspapers was largely offset by decreases in print edition sales. Total daily net paid circulation, including digital editions, averaged

1.7 million copies for the three months ended Mar. 30, 2014 up 1% from the comparable prior year period. Total Sunday net paid circulation, including digital editions, for the three months ended Mar. 30, 2014, averaged 2.9 million copies, which was flat compared to the prior year quarter.

Other Revenues—Other revenues are derived from commercial printing and delivery services provided to other newspapers; direct mail advertising; and other publishing-related activities. Other revenues decreased 6%, or $5 million, in the three months ended Mar. 30, 2014 due primarily to declines in commercial printing and commercial delivery revenues. Commercial printing revenues declined $3 million, from $23 million for the three months ended Mar. 31, 2013 to $20 million for the three months ended Mar. 30, 2014, related to certain publications of the Sun-Times Media Group, The Wall Street Journal and The New York Times. Commercial delivery revenues declined $2 million, from $27 million for the three months ended Mar. 31, 2013 to $25 million for the three months ended Mar. 30, 2014. Direct mail revenues declined by $2 million in the three months ended Mar. 30, 2014, which was offset by higher revenue related to other publishing activities.

Operating Expenses—Operating expenses for the three months ended Mar. 30, 2014 and Mar. 31, 2013 were as follows:

	Three Months Ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	% Change
Compensation	$143,712	$151,446	-5%
Newsprint and ink	35,498	42,909	-17%
Circulation distribution	73,540	78,703	-7%
Depreciation	2,740	5,276	-48%
Amortization	1,606	1,684	-5%
Corporate allocations	35,159	32,064	+10%
Other	103,496	90,778	+14%

Total operating expenses	$395,751	$402,860	-2%

Operating expenses decreased 2%, or $7 million, in the three months ended Mar. 30, 2014, due to decreases in compensation, newsprint and ink, circulation distribution, depreciation, amortization and corporate allocation expenses, partially offset by increases in other expenses.

Compensation Expense—Compensation expense, which is included in both cost of sales and SG&A expense, decreased 5%, or $8 million, in the three months ended Mar. 30, 2014, primarily due to reductions in direct pay and benefits realized from continued declines in staffing levels.

Newsprint and Ink Expense—Newsprint and ink expense, which is included in cost of sales, decreased 17%, or $7 million, in the three months ended Mar. 30, 2014, due mainly to a 15% decrease in newsprint consumption driven by lower print circulation volumes, which decreased 9% for daily and 6% for Sunday copies of Tribune Publishing’s newspapers, an 11% decline in commercial printing revenue and a 3% decrease in the average cost per ton of newsprint.

Circulation Distribution Expense—Circulation distribution expense, which is included in cost of sales, decreased 7%, or $5 million, due to lower print circulation volumes for daily newspapers and commercial delivery of third party publications. Total daily net paid circulation in the three months ended Mar. 30, 2014 and Mar. 31, 2013 averaged 1.3 million copies and 1.4 million copies, respectively, a decrease of 9%. Total Sunday net paid circulation in the three months ended Mar. 30, 2014 and Mar. 31, 2013 averaged 2.4 million copies and 2.6 million copies, respectively, a decrease of 6%.

Depreciation and Amortization—Depreciation and amortization expense decreased $3 million in the three months ended Mar. 30, 2014 primarily due to the derecognition of certain properties under related party leases from Tribune Publishing’s combined financial statements as a result of the modification of those leases on Dec. 1, 2013.

Corporate Allocations—Corporate allocations are comprised of allocated charges from Tribune for certain corporate support services and are included in SG&A expense. Allocated charges include corporate management fees, technology support costs, general insurance costs and occupancy costs, among others. Corporate allocations increased 10%, or $3 million, in the three months ended Mar. 30, 2014 due primarily to increases in allocated corporate management fees.

Other Expense—Other expense includes outside services, promotion, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expense increased 14%, or $13 million, primarily due to an increase in rent expense of $8 million associated with the related party lease agreements that were modified Dec. 1, 2013, $2 million in transaction costs related to the planned distribution of Tribune Publishing to shareholders of Tribune and $2 million in depreciation expense allocated by Tribune.

Loss on Equity Investments, net—Loss on equity investments, net for the three months ended Mar. 30, 2014 and Mar. 31, 2013 was as follows:

	Three Months Ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	% Change
Loss on equity investments, net	$(335)	$(351)	5%

Income Tax Expense—Income tax expense for the three months ended Mar. 30, 2014 and Mar. 31, 2013 was as follows:

	Three Months Ended
(in thousands)	Mar. 30, 2014	Mar. 31, 2013	% Change
Income tax expense	$8,653	$16,180	-47%

For the three months ended Mar. 30, 2014, Tribune Publishing recorded income tax expense of $9 million and had an effective tax rate of 42.4%. This rate differs from the U.S. federal statutory rate due primarily to state income taxes, net of federal benefit, non-deductible expenses, certain transaction costs not fully deductible for tax purposes and the domestic production activities deduction. For the three months ended Mar. 31, 2013, Tribune Publishing recorded income tax expense of $16 million and had an effective tax rate of 43.3%. This rate differs from the U.S. federal statutory rate due primarily to state income taxes, net of federal benefit and the impact of non-deductible expenses.

Fiscal 2013 versus Fiscal 2012

Operating results for the fiscal years ended Dec. 29, 2013 and Dec. 30, 2012 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Year Ended
	Successor	Predecessor	% Change
(in thousands)	Dec. 29, 2013	Dec. 30, 2012
Operating revenues	$1,795,107	$1,913,814	-6%

Operating expenses
Cost of sales (exclusive of items shown below)	1,010,078	1,143,128	-12%
Selling, general and administrative	590,069	642,368	-8%
Depreciation	21,851	80,280	-73%
Amortization	6,580	6,382	+3%

Total operating expenses	$1,628,578	$1,872,158	-13%

Operating profit	$166,529	$41,656	*

Net income	$94,094	$28,395	*

*	Represents positive or negative change in excess of 100%

Total operating revenue decreased 6%, or $119 million, in 2013, due primarily to a decline in advertising revenues at most newspapers. The largest declines in advertising revenues were at Los Angeles, Chicago and South Florida, which together accounted for $75 million of the advertising revenue decline.

Cost of sales, which represented 56% of sales in 2013 compared to 60% in 2012, decreased 12%, or $133 million, in 2013, due primarily to lower compensation and newsprint and ink expenses. Compensation expense decreased 20%, or $89 million, due primarily to lower pension expense and reductions in direct pay realized from continued declines in staffing levels. Pension expense included in cost of sales decreased $51 million in 2013 largely as a result of adopting fresh-start reporting on the Effective Date and direct pay decreased $27 million primarily due to the continued reductions in staffing levels. Newsprint and ink expense decreased 15%, or $28 million, due mainly to a 17% decrease in newsprint consumption. Circulation distribution expense decreased 5%, or $17 million, due to lower print circulation volumes and a $7 million decrease in postage and carrier delivery fees resulting primarily from lower volumes of total market coverage products.

SG&A expenses, which represented 33% of sales in 2013 compared to 34% in 2012, declined 8%, or $52 million, in 2013 due to lower compensation expense and corporate allocations. Compensation expense decreased 13%, or $39 million, due primarily to lower pension expense as a result of the adoption of fresh-start reporting on the Effective Date. Corporate allocations decreased 12%, or $18 million, due to decreases in allocated occupancy costs, the corporate management fee and technology service center support costs.

Depreciation and amortization decreased 67%, or $58 million, in 2013, primarily as a result of the adoption of fresh-start reporting on the Effective Date, which lowered the value of depreciable properties.

Operating profit was $167 million in 2013 compared to $42 million in 2012. The increase was primarily due to reductions in operating expenses due to continued staffing declines as well as lower pension expense and depreciation expense as a result of the adoption of fresh-start reporting on the Effective Date.

Operating Revenues—Total operating revenues, by classification, for 2013 and 2012 were as follows:

	Year Ended
	Successor	Predecessor
(in thousands)	Dec. 29, 2013	Dec. 30, 2012	% Change
Advertising
Retail	$558,355	$615,201	-9%
National	213,618	247,282	-14%
Classified	280,904	295,765	-5%

Total advertising	1,052,877	1,158,248	-9%
Circulation	428,615	424,629	+1%
Other	313,615	330,937	-5%

Total operating revenues	$1,795,107	$1,913,814	-6%

Advertising Revenues—Total advertising revenues decreased 9%, or $105 million, in 2013. Retail advertising fell 9%, or $57 million, due to declines in most categories. The largest shortfalls were in the food and drug stores, specialty merchandise, general merchandise and electronics categories, which comprised $31 million of the year-over-year decline. Preprint revenues, which are primarily included in retail advertising, decreased 6%, or $24 million, due to declines at all daily newspapers. National advertising revenues fell 14%, or $34 million, due to decreases in most categories, most notably the movies, financial, technology, health care, and telecom categories, which comprised $31 million of the year-over-year decline. Classified advertising revenues decreased 5%, or $15 million, due to declines in nearly all categories. The largest shortfalls were in the automotive, recruitment and real estate categories, which collectively comprised $9 million of the year-over-year decline. Digital advertising revenues, which are included in the above categories, were $192 million in both 2013 and 2012, as declines in retail and national categories of $3 million and $1 million, respectively, were offset by an increase in the classified category of $4 million.

Circulation Revenues—Circulation revenues were up 1%, or $4 million, in 2013. Print circulation revenues decreased by less than $1 million to $420 million primarily due to higher home delivery rates, up 14% on average compared to the prior year, offset by declines in average net paid print copies of 8% on Sunday and 12% daily (Monday-Friday). Circulation revenues from digital editions increased $4 million in 2013 due to an increase in net paid circulation volume of digital editions of 66% for daily issues and 90% for Sunday issues, compared to the prior year. The largest overall circulation revenue increase in 2013 was at Los Angeles. Total daily net paid circulation, including digital editions, in 2013 and 2012 averaged 1.7 million copies, down 1%, Total Sunday net paid circulation, including digital editions, for 2013 and 2012 averaged 2.9 million copies, up less than 1%.

Other Revenue—Other revenues declined 5%, or $17 million, in 2013, primarily due to declines in commercial printing revenues, which declined $9 million from $96 million in 2012 to $87 million in 2013, and lower insertion and delivery revenue, which declined $5 million from $107 million in 2012 to $102 million in 2013, for third-party publications, including certain publications of the Sun-Times Media Group, The Wall Street Journal and The New York Times. These declines were partially offset by an increase in direct marketing revenue, which increased by $2 million from $73 million in 2012 to $75 million in 2013.

Operating Expenses—Operating expenses for 2013 and 2012 were as follows:

	Year Ended
	Successor	Predecessor
(in thousands)	Dec. 29, 2013	Dec. 30, 2012	% Change
Compensation	$597,882	$725,285	-18%
Newsprint and ink	162,196	190,563	-15%
Circulation distribution	309,310	326,367	-5%
Depreciation	21,851	80,280	-73%
Amortization	6,580	6,382	+3%
Corporate allocations	140,786	159,103	-12%
Other	389,973	384,178	+2%

Total operating expenses	$1,628,578	$1,872,158	-13%

Operating expenses decreased 13%, or $244 million, in 2013, due to decreases in compensation, newsprint and ink, circulation distribution, depreciation and corporate allocation expenses, partially offset by increases in other expenses and amortization.

Compensation Expense—Compensation expense, which is included in both cost of sales and SG&A expense, decreased by $127 million in 2013, due primarily to lower pension expense and reductions in direct pay realized from continued declines in staffing levels. Pension expense decreased $91 million in 2013 largely as a result of the adoption of fresh-start reporting on the Effective Date, and direct pay decreased $33 million, primarily due to continued reductions in staffing levels. Compensation expense in 2013 included $16 million of severance and related expenses for the elimination of approximately 745 positions. Compensation expense in 2012 included $14 million of severance and other expenses related to the elimination of approximately 800 positions.

Newsprint and Ink Expense—Newsprint and ink expense, which is included in cost of sales, decreased 15% or $28 million in 2013, due mainly to a 17% decrease in newsprint consumption driven by lower print circulation volumes, which declined 12% for daily and 8% for Sunday across the newspapers. The largest declines in newsprint and ink expense were within the Chicago and Los Angeles markets, which comprised $20 million of the year-over-year change.

Circulation Distribution Expense—Circulation distribution expense, which is included in cost of sales, decreased 5%, or $17 million, due to lower print circulation volumes and a $7 million decrease in postage and carrier delivery fees resulting from lower volumes of total market coverage products. Total daily net paid circulation in 2013 and 2012 averaged 1.3 million copies and 1.5 million copies, respectively, down 12%. Total Sunday net paid circulation for 2013 and 2012 averaged 2.5 million copies and 2.7 million copies, respectively, down 8%.

Corporate Allocations—Corporate allocations are comprised of allocated charges from Tribune and Tribune Affiliates for certain corporate support services and are included in SG&A expense. Allocated charges include corporate management fees, technology support costs, general insurance costs and occupancy costs, among others. Corporate allocations decreased 12%, or $18 million, in 2013, primarily due to decreases in the corporate management fee, technology support costs and allocated occupancy costs. The decline in the corporate management fee was the result of lower corporate pension expense. The decrease in technology support costs is the result of the one-time charge of $6 million for the write-down of certain software applications in 2012, offset by $2 million of rent expense associated with the shared corporate office space. See Note 6 to the audited combined financial statements for further details related to Tribune corporate allocations.

Allocated occupancy costs were $7 million in 2012. There were no allocated occupancy costs in 2013 due to the Dec. 21, 2012 transfer of certain real estate properties to Tribune. Prior to the transfer on Dec. 21,

2012, Tribune Publishing received a cost allocation from Tribune for the use of certain shared office space. Beginning in 2013, the corporate occupancy allocation was replaced with rent expense in connection with related party lease agreements entered into in 2013 between Tribune and Tribune Publishing for the shared office space which is included in other operating expenses in 2013. See Note 6 to the audited combined financial statements for further details related to these property transfers.

Other Expense—Other expense includes outside services, promotion, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expense increased 2%, or $6 million, principally due to one-time transaction costs of $15 million related to the spin-off transaction, primarily consisting of accounting, legal, consulting and advisory fees, partially offset by general cost reductions.

Loss on Equity Investments, net—Loss on equity investments, net for 2013 and 2012 were as follows:

	Year Ended
	Successor	Predecessor
(in thousands)	Dec. 29, 2013	Dec. 30, 2012	% Change
Loss on equity investments, net	$(1,187)	$(2,349)	-49%

Loss on equity investments, net totaled $1 million in 2013 and was down 49%, or $1 million, from 2012. The decrease in the loss was primarily due to stronger operating results reported by CIPS and MCT and the absence of losses from an equity method investment that was written down in 2012.

Income Tax Expense—Income tax expense for 2013 and 2012 was as follows:

	Year Ended
	Successor	Predecessor
(in thousands)	Dec. 29, 2013	Dec. 30, 2012	% Change
Income tax expense	$70,992	$3,294	*

*	Represents positive or negative change in excess of 100%

Prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These transactions had no impact on reported income tax expense for 2012. On the Effective Date and in accordance with and subject to the terms of the Plan, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore was subject to federal income taxes. This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. The effect of this conversion was recorded in connection with the adoption of fresh-start reporting as more fully described in Note 3 of the accompanying audited combined financial statements. Reorganized Tribune Publishing is subject to income taxes at a higher effective tax rate beginning in 2013. Accordingly, essentially all of Tribune Publishing’s deferred income tax assets and liabilities were reinstated at a higher effective tax rate as of the Effective Date.

On Dec. 31, 2012, Tribune emerged from bankruptcy and issued shares of stock to non-qualifying S corporation shareholders. As a result, Tribune’s S corporation election was terminated and Tribune became taxable as a C corporation beginning on Dec. 31, 2012. For the year ended Dec. 29, 2013, Tribune Publishing recorded income tax expense of $71 million and had an effective tax rate of 43.0%. This rate differs from the U.S. federal statutory rate due primarily to state income taxes, net of federal benefit and the impact of non-deductible expenses. In 2012, while Tribune Publishing operated as a subchapter S corporation, Tribune Publishing recorded income tax expense of $3 million and had an effective tax rate of 10.4%. However, had Tribune Publishing been a C corporation in 2012, Tribune Publishing’s tax expense would have been $14 million at an effective rate of 43.9%.

Fiscal 2012 versus Fiscal 2011

Operating results for the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011 are shown in the table below. References in this discussion to individual markets include daily newspapers in those markets and their related businesses.

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Operating revenues	$1,913,814	$1,915,932	—

Operating expenses
Cost of sales (exclusive of items shown below)	1,143,128	1,154,419	-1%
Selling, general and administrative	642,368	630,599	+2%
Depreciation	80,280	80,616	—
Amortization	6,382	5,729	+11%

Total operating expenses	$1,872,158	$1,871,363	—

Operating profit	$41,656	$44,569	-7%

Net income	$28,395	$41,614	-32%

Total operating revenues decreased less than 1%, or $2 million, in 2012, as lower advertising revenues were offset by increases in circulation and other revenues. The largest declines in advertising revenues were at Los Angeles and Chicago.

Cost of sales, which represented 60% of sales in both 2012 and 2011, decreased 1%, or $11 million, in 2012 due primarily to lower compensation and circulation distribution expenses. Compensation expense decreased 1%, or $6 million, primarily due to reductions in direct pay of $20 million realized from continued declines in staffing levels, partially offset by an increase in pension expense of $16 million. Circulation distribution expense decreased 6%, or $19 million, due to lower print circulation volumes at Tribune Publishing’s newspapers and lower postage costs due to reduced total market coverage product volumes.

SG&A expenses, which represented 34% of sales in 2012 compared to 33% in 2011, increased 2%, or $12 million in 2012 due primarily to increases in compensation expense and corporate allocations. Compensation expense increased 2%, or $6 million, due primarily to an increase in pension expense included in SG&A of $12 million, offset by an $8 million reduction in other employee benefits primarily due to continued declines in staffing levels. Corporate allocations increased 5%, or $7 million, primarily due to an increase in the technology service center support costs and corporate management fee, partially offset by a decrease in other service center support costs.

Operating profit decreased 7%, or $3 million, in 2012 due largely to the decline in operating revenues.

Operating Revenues—Total operating revenues, by classification, for 2012 and 2011 were as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Advertising
Retail	$615,201	$652,301	-6%
National	247,282	277,821	-11%
Classified	295,765	311,471	-5%

Total advertising	1,158,248	1,241,593	-7%
Circulation	424,629	390,433	+9%
Other	330,937	283,906	+17%

Total operating revenues	$1,913,814	$1,915,932	—

Advertising Revenues—Total advertising revenues decreased 7%, or $83 million, in 2012. Retail advertising fell 6%, or $37 million, due primarily to declines in the department stores, health care, hardware/home improvement and other retail categories, which comprised $36 million of the year-over-year decline. Preprint revenues, which are primarily included in retail advertising, decreased 3%, or $11 million, due to declines at most daily newspapers. National advertising revenues declined 11%, or $31 million, due to decreases in most categories, most notably the telecom/wireless, movies and financial categories, which comprised $20 million of the year-over-year decline. Classified advertising revenue decreased 5%, or $16 million, due to declines in recruitment and real estate, which collectively declined $9 million in the year-over-year period. Digital advertising revenues, which are included in the above categories, increased 5%, or $10 million, in 2012.

Circulation Revenues—Circulation revenues were up 9%, or $34 million, in 2012. Print circulation revenues increased by $30 million, or 8%, to $420 million primarily due to higher home delivery rates, up 16% on average compared to the prior year, partially offset by declines in average net paid print copies of 8% on Sunday and 11% daily (Monday-Friday). Circulation revenues in 2012 also reflected $4 million of digital circulation revenues due to digital offerings Tribune Publishing began implementing during 2011. In 2011, digital circulation revenue was negligible. Circulation revenues increased in 2012 at all newspapers with the largest improvements at Chicago and Los Angeles. Total daily net paid circulation, including digital editions, in 2012 and 2011 averaged 1.7 million and 1.8 million copies, respectively, a decline of 4%. Total Sunday net paid circulation, including digital editions, for 2012 and 2011 averaged 2.9 million and 3.0 million copies, respectively, down 2%.

Other Revenues—Other revenues grew 17%, or $47 million, in 2012 primarily due to a $44 million increase in commercial printing revenues and higher insertion and delivery revenues for third-party publications, including certain publications of the Sun-Times Media Group, The Wall Street Journal and The New York Times, in the Chicago metropolitan area and other markets, partially offset by a decrease in revenue from direct mail operations.

Operating Expenses—Operating expenses for 2012 and 2011 were as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Compensation	$725,285	$725,645	—
Newsprint and ink	190,563	188,115	+1%
Circulation distribution	326,367	345,651	-6%
Depreciation	80,280	80,616	—
Amortization	6,382	5,729	+11%
Corporate allocations	159,103	151,691	+5%
Other	384,178	373,916	+3%

Total operating expenses	$1,872,158	$1,871,363	—

Operating expenses increased less than 1%, or $1 million, in 2012, as increases in newsprint and ink, corporate allocations and other expenses were largely offset by decreases in compensation and circulation distribution expenses.

Compensation Expense—Compensation expense, which is included in both cost of sales and SG&A expense, in 2012 decreased less than $1 million, due to reductions in direct pay of $18 million and other employee benefits of $10 million primarily due to continued declines in staffing levels, offset by an increase in pension expense of $28 million. Compensation expense in 2012 included $14 million of severance and related expenses for the elimination of approximately 800 positions. Compensation expense in 2011 included $14 million of severance and related expenses for the elimination of approximately 560 positions.

Newsprint and Ink Expense—Newsprint and ink expense, which is included in cost of sales, in 2012 increased 1%, or $2 million, due to increases of less than 1% in the average newsprint price per ton and a 1% increase in consumption.

Circulation Distribution Expense—Circulation distribution expense, which is included in cost of sales, decreased 6%, or $19 million, due to an $8 million decrease in postage costs resulting from lower volumes of total market coverage products and lower print circulation volumes. Total daily net paid circulation in 2012 and 2011 averaged 1.5 million copies and 1.7 million copies, respectively, down 11%. Total Sunday net paid circulation for 2012 and 2011 averaged 2.7 million copies and 2.9 million copies, respectively, down 8%.

Corporate Allocations—Corporate allocations are comprised of allocated charges from Tribune and Tribune Affiliates for certain corporate support services and are included in SG&A expense. Allocated charges include corporate management fees, technology support costs, general insurance and occupancy costs, among others. Corporate allocations increased 5%, or $7 million, in 2012 primarily due to an increase in the technology service center support costs and corporate management fee, partially offset by a decrease in service center support costs. The increase in technology service center support costs is the result of higher web hosting and operating expenses and a one-time charge of $6 million for the write-down of certain software applications in 2012. The rise in the corporate management fee is the result of increased corporate pension expense. The decrease in service center support costs is due to the transition of nearly all shared service center operations to BLM in 2012. See Note 6 to the audited combined financial statements for further details related to Tribune corporate allocations.

Other Expense—Other expense includes outside services, sales and marketing, occupancy and other expenses, which are included in both cost of sales and SG&A expense. Other expense increased 3%, or $10 million, largely due to outside services.

Loss on Equity Investments, net—Loss on equity investments, net for 2012 and 2011 was as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Loss on equity investments, net	$(2,349)	$(900)	*

*	Represents positive or negative change in excess of 100%

Loss on equity investments, net totaled $2 million in 2012, up $1 million from 2011. The increase in the loss was primarily due to weaker operating results reported by CIPS and Locality Labs. Tribune acquired a 35% membership interest in Locality Labs on April 16, 2012.

Income Tax Expense—Income tax expense for 2012 and 2011 was as follows:

	Year Ended
(in thousands)	Dec. 30, 2012	Dec. 25, 2011	% Change
Income tax expense	$3,294	$2,539	+30%

Tribune Publishing’s operations are included in Tribune’s federal and state S corporation income tax returns for 2012 and 2011, with the exception of certain non-qualified subchapter S subsidiaries. For purposes of the audited combined financial statements, Tribune Publishing computed income taxes as if it were filing separate returns. The effective tax rate on pretax income was 10.4% and 5.8% for the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011, respectively. The effective tax rate increased in 2012 primarily due to increased federal income taxes related to non-qualified subchapter S subsidiaries.

Liquidity and Capital Resources

Historically, Tribune provided capital, cash management and other treasury services to Tribune Publishing. Tribune will continue to provide these services to Tribune Publishing until the separation is consummated. As part of these services, a majority of the cash balances are swept from Tribune Publishing to Tribune on a daily basis. Following the separation, Tribune Publishing will no longer participate in capital management with Tribune and Tribune Publishing’s ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. Tribune Publishing believes that its future cash from operations, the expected approximately $75 million of net proceeds from the Senior Term Loan Facility not used to fund the cash dividend to Tribune and access to borrowings under the Senior ABL Facility will provide adequate resources to fund its operating and financing needs for the foreseeable future. In addition, we expect that, subject to certain conditions, subsequent to the closing date of the Senior Credit Facilities, without the consent of the applicable then existing lenders (but subject to the receipt of commitments), each of the Senior ABL Facility and the Senior Term Facility may be expanded by certain incremental commitments by an amount up to (i) $75 million in the case of the Senior ABL Facility and (ii) in the case of the Senior Term Facility, (A) the greater of $100 million and an amount as will not cause the net senior secured leverage ratio after giving effect to such incurrence to exceed 2.00 to 1.00, plus (B) an amount equal to all voluntary prepayments of the term loans borrowed under the Senior Term Facility on the distribution date and refinancing debt in respect of such loans. Although Tribune Publishing has no definitive plans to utilize these incremental commitments, Tribune Publishing may utilize these incremental commitments in the near term following the distribution, including to finance acquisitions, capital expenditures or other purposes. Tribune Publishing’s access to, and the availability of, financing in the future will be impacted by many factors, including its credit rating, the liquidity of the overall capital markets and the current state of the economy. There can be no assurances that Tribune Publishing will have access to capital markets on acceptable terms.

Immediately prior to the distribution, Tribune Publishing intends to pay a cash dividend of up to $275 million to Tribune. Tribune Publishing expects to fund such cash dividend with a portion of the proceeds from the approximately $350 million Senior Term Loan Facility that management anticipates arranging prior to the distribution. In addition, prior to the distribution, Tribune Publishing also expects to enter into the Senior ABL Facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million to be used for working capital and other liquidity needs. Tribune Publishing expects the Senior ABL Facility will be undrawn at the time of the distribution. In addition, we expect to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million issued on our behalf on the distribution date. We also expect to have approximately $25 million of additional letters of credit issued under the Senior ABL Facility as of the distribution date, for a total of approximately $50 million of letters of credit. The Senior ABL Facility is expected to include flexibility for additional letters of credit to be issued thereunder. See “Financing Arrangements.”

Three Months Ended Mar. 30, 2014 and Mar. 31, 2013

The table below details the total operating, investing and financing activity cash flows for the three months ended Mar. 30, 2014 and Mar. 31, 2013:

	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013
Net cash provided by operating activities	$57,623	$58,769
Net cash used for investing activities	(3,112)	(6,336)
Net cash used for financing activities	(55,665)	(53,541)

Net decrease in cash	$(1,154)	$(1,108)

Cash flow generated from operating activities is Tribune Publishing’s primary source of liquidity. Net cash provided by operating activities was $58 million for the three months ended Mar. 30, 2014 down $1 million from $59 million for the three months ended Mar. 31, 2013. The decrease was primarily driven by lower operating results as a result of the decline in advertising revenues partially offset by favorable changes in working capital of $8 million for three months ended Mar. 30, 2014 principally due to changes in accrued employee compensation and benefits as a result of continued declines in staffing levels.

Net cash used for investing activities totaled $3 million in the three months ended Mar. 30, 2014 and was comprised of $1 million in capital expenditures, $1 million in investments and $1 million related to acquisitions. Net cash used for investing activities totaled $6 million in the three months ended Mar. 31, 2013 and was comprised almost entirely of capital expenditures.

Net cash used for financing activities totaled $56 million in the three months ended Mar. 30, 2014 compared to $54 million in the three months ended Mar. 31, 2013 and primarily represents transactions with Tribune and Tribune Affiliates.

Fiscal Years 2013, 2012 and 2011

The table below details the total operating, investing and financing activity cash flows for 2013, 2012 and 2011:

(in thousands)	Successor	Predecessor
	Year Ended	Year Ended
	Dec. 29, 2013	Dec. 30, 2012	Dec. 25, 2011
Net cash provided by operating activities	$147,719	$138,146	$103,464
Net cash used for investing activities	(19,942)	(62,549)	(47,827)
Net cash used for financing activities	(131,851)	(69,057)	(52,767)

Net increase (decrease) in cash	$(4,074)	$6,540	$2,870

In conjunction with the adoption of fresh-start reporting on the Effective Date, Tribune Publishing recorded adjustments that resulted in no net impact on cash flows for Dec. 31, 2012. See Note 3 to the combined financial statements for further information on the adoption of fresh-start reporting.

Cash flow generated from operating activities is Tribune Publishing’s primary source of liquidity. Net cash provided by operating activities was $148 million in 2013, up $10 million from $138 million in 2012. The increase was due to improved operating results driven by reductions in operating expenses as a result of lower pension expense and continued staffing declines. This was partially offset by $13 million of unfavorable changes in working capital, primarily due to higher cash collections of accounts receivable in 2012 as a result of the additional week in the fourth quarter. Net cash provided by operating activities was $138 million in 2012, up $35 million from $103 million in 2011. The improvement was primarily due to favorable changes in working capital, most notably higher cash collections for accounts receivable and lower cash payments for compensation as a result of continued declines in staffing levels.

Net cash used for investing activities totaled $20 million in 2013 and included capital expenditures of $20 million. Net cash used for investing activities totaled $63 million in 2012 and included capital expenditures of $52 million as well as $10 million of acquisitions and investments. The decline in capital expenditures in 2013 was due to the completion of several multi-year projects for printing and packaging machinery and equipment used for commercial printing, as well as lower spending for building and facility improvements. Net cash used for investing activities totaled $48 million in 2011 and was primarily due to capital expenditures of $46 million. The increase in capital expenditures in 2012 was due primarily to building and leasehold improvements at certain facilities.

Net cash used for financing activities totaled $132 million, $69 million and $53 million in 2013, 2012 and 2011, respectively. The increase in cash used for financing activities in 2013 was primarily due to related party dividends associated with the related party lease agreements entered into during 2013, and an increase in net outflows for other transactions with Tribune and Tribune Affiliates.

Contractual Obligations and Off-Balance Sheet Arrangements

Leases and Other Commitments

The table below represents future minimum payments for third party and related party leases and expected future payments under certain other purchase obligations as of Dec. 29, 2013. There have been no material changes subsequent to Dec. 29, 2013.

(in thousands)	Total	2014	2015-2016	2017-2018	More than 5 years
Third party operating leases	$55,671	$19,314	$23,379	$8,911	$4,067
Related party operating leases (1)	275,683	35,394	74,860	68,851	96,578
Other purchase obligations (2)	15,712	3,079	6,359	5,117	1,157

Total	$347,066	$57,787	$104,598	$82,879	$101,802

(1)	In 2013, Tribune Publishing entered into related party lease agreements with the newly established Tribune real estate holding companies to lease back the land and buildings that were transferred on Dec. 21, 2012. See Note 6 to Tribune Publishing’s audited combined financial statements for additional information regarding the transfer of real estate assets to Tribune real estate holding companies.
(2)	Other purchase obligations relates to the purchase of transportation and news and market data services.

During the fourth quarter of 2012 and prior to the Effective Date, Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, establishing a number of real estate holding companies.

Prior to Tribune’s emergence from Chapter 11 bankruptcy, the majority of the land and buildings owned by the wholly-owned subsidiaries of Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back the land and buildings that were transferred on Dec. 21, 2012. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties subject to related party leases, which, pursuant to ASC Topic 840, precluded Tribune Publishing from derecognizing those properties from its combined financial statements. In connection with the above, Tribune Publishing continued to account for and depreciate the carrying value of the transferred properties subject to related party leases until the effective date of the modified lease agreements.

On Dec. 1, 2013, Tribune Publishing modified the related party leases to eliminate certain protections provided to the landlord in the event of default by the tenant, including the right to collect rent and other balances owed by tenant under the leases utilizing insurance proceeds received by the landlord in the event of damage and otherwise payable to the tenant, as well as the right to collect rent directly from subtenants to the extent all or a portion of the premise is sublet. Pursuant to ASC Topic 840, these provisions had precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result of these modifications, Tribune Publishing determined that it no longer had forms of continuing involvement with the transferred properties. Accordingly, in December 2013, Tribune Publishing derecognized such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet.

Tribune Publishing has accounted for these related party leases as operating leases. Tribune Publishing has recognized in its combined statements of comprehensive income $9.6 million and $10.6 million of rent expense for the three months ended Mar. 30, 2014 and the fiscal year 2013, respectively, recorded in cost of sales and selling, general and administrative expense, as appropriate. Additionally, during 2013, Tribune Publishing entered into certain operating lease agreements with the real estate holding companies for portions of shared office space which was not previously owned by Tribune Publishing.

Tribune Publishing has funding obligations with respect to its other postretirement plans and its participation in a number of multiemployer defined benefit pension plans. See Note 12 to the audited combined financial statements for further information.

Tribune Publishing is a party to various arrangements with third party suppliers to purchase newsprint. Under these arrangements, Tribune Publishing agreed to purchase 35,000 metric tons of newsprint in 2014, subject to certain limitations, based on market prices at the time of purchase.

Off-Balance Sheet Arrangements

Tribune Publishing does not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to its financial condition or results of operations.

Capital Spending

Tribune Publishing’s capital expenditures totaled $1 million and $6 million in the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, $20 million in 2013, $52 million in 2012 and $46 million in 2011. The decrease in capital spending for the three months ended Mar. 30, 2014 compared to the three months ended Mar. 31, 2013 was due primarily to completion in 2013 of certain facility and equipment upgrades. The decrease in 2013 capital spending, as compared to 2012, was due primarily to the completion of several multi-year projects for printing and packaging machinery and equipment used for commercial printing, as well as lower spending for building and facility improvements. The increase in 2012 capital expenditures, as compared to 2011, was due primarily to building and leasehold improvements at certain facilities. Tribune Publishing anticipates that capital expenditures for the full fiscal year 2014 will be approximately $40 million, excluding one-time capital expenditures required as a result of the distribution.

Critical Accounting Policies

Tribune Publishing’s significant accounting policies are summarized in Note 4 to the audited combined financial statements. These policies conform with U.S. GAAP and reflect practices appropriate to Tribune Publishing’s businesses. The preparation of Tribune Publishing’s combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes thereto. Actual results could differ from these estimates. Tribune Publishing bases its estimates on past experience and assumptions that management believes are reasonable under the circumstances and evaluates its policies, estimates and assumptions on an ongoing basis.

Tribune Publishing’s critical accounting policies and estimates relate to presentation, revenue recognition, accounts receivable and allowance for doubtful accounts, goodwill and intangible assets, impairment review of long-lived assets, pension and other postretirement benefits, self-insurance liabilities, income taxes and stock-based compensation. Management continually evaluates the development, selection and disclosure of Tribune Publishing’s critical accounting policies and estimates and the application of these policies and estimates. In addition, there are other items within the combined financial statements that require the application of accounting policies and estimation, but are not deemed to be critical accounting policies and estimates. Changes in the estimates used in these and other items could have a material impact on Tribune Publishing’s combined financial statements.

Presentation—The combined financial statements of Tribune Publishing are presented in accordance with U.S. GAAP. Certain assets of Tribune and Tribune Affiliates that are not owned by Tribune Publishing and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present the combined financial results on a stand-alone basis have also been included in Tribune Publishing’s combined financial statements.

The accompanying combined financial statements as of and for all periods presented prior to the Effective Date have not been adjusted to reflect any changes in the Tribune Publishing Debtors’ capital structure as a consequence of reorganization under Chapter 11 nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852. Such adjustments were applied to Tribune Publishing’s combined financial statements as of the Effective Date. See Note 3 to the audited combined financial statements for a presentation of the impact of the Plan and the adoption of fresh-start reporting on Tribune Publishing’s combined balance sheet as of the Effective Date.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). The total net effect of these intercompany transactions is reflected in the combined statements of cash flows as financing activities.

Revenue Recognition—Tribune Publishing’s primary sources of revenue are from the sales of advertising space in published issues of its newspapers and other publications and on websites owned by, or affiliated with, Tribune Publishing; distribution of preprinted advertising inserts in its publications; sales of newspapers and other publications to distributors and individual subscribers; and the provision of commercial printing and delivery services to third parties, primarily other newspaper companies. Newspaper advertising revenue is recorded, net of agency commissions, when advertisements are published in newspapers. Website advertising revenue is recognized ratably over the contract period or as services are delivered, as appropriate. Commercial printing and delivery services revenues, which are included in other revenues, are recognized when the product is delivered to the customer or as services are provided, as appropriate. Proceeds from publication subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions. Tribune Publishing records rebates when earned as a reduction of advertising revenue.

Accounts Receivable and Allowance for Doubtful Accounts—Tribune Publishing’s accounts receivable are primarily due from advertisers and circulation-related accounts. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. Tribune Publishing maintains an allowance for uncollectible accounts, rebates and volume discounts. The allowance for uncollectible accounts is determined based on historical write-off experience and any known specific collectability exposures. At Mar. 30, 2014, Dec. 29, 2013 and Dec. 30, 2012, Tribune Publishing’s allowance for accounts receivable was $12 million, $13 million and $13 million, respectively. Tribune Publishing’s allowance for uncollectible accounts could be impacted by many factors, including customer creditworthiness or bankruptcy and a shift in customer profiles, which may require additional reserves.

Goodwill and Other Intangible Assets—Tribune Publishing reviews goodwill and other indefinite-lived intangible assets, which include newspaper mastheads, for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles–Goodwill and Other.” Under ASC Topic 350, the impairment review of other intangible assets not subject to amortization must be based on estimated fair values. Goodwill and other intangibles not subject to amortization totaled $48 million, $47 million and $6 million at Mar. 30, 2014, Dec. 29, 2013 and Dec. 30, 2012, respectively.

Tribune Publishing’s annual impairment review measurement date is in the fourth quarter of each year. As of the fourth quarter of 2013, Tribune Publishing conducted its annual goodwill impairment test utilizing the two-step impairment test and its annual impairment test of other indefinite-lived intangible assets in accordance with ASC Topic 350. No impairment charges were recorded in 2013 or 2012.

The estimated fair values of other intangible assets subject to the annual impairment review, which include only newspaper mastheads, are calculated based on projected future discounted cash flow analyses. The determination of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the publishing industry. These assumptions reflect Tribune Publishing’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of Tribune Publishing’s control.

The valuation of goodwill and other intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, estimated income tax rates, capital expenditures, market multiples and discount rates, as well as specific economic factors such as royalty rates for newspaper mastheads. Fair value estimates for each of Tribune Publishing’s indefinite-lived intangible assets are inherently sensitive to changes in these estimates. Adverse changes in expected operating results and/or unfavorable changes in other economic factors result in non-cash impairment charges in the future under ASC Topic 350. The amount by which the estimated fair values of Tribune Publishing’s individual mastheads exceeded book value as of the fourth quarter of 2013 ranged from 18% to 43%.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” Tribune Publishing evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. Tribune Publishing measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

No impairment charges under ASC Topic 360 were recorded during the three years in the period ended Dec. 29, 2013. Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in non-cash impairment charges in the future under ASC Topic 360.

Tribune Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune or by unions. Under Tribune-sponsored defined benefit pension plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is Tribune’s policy to fund the minimum for Tribune-sponsored defined benefit pension plans as required by the Employee Retirement Income Security Act of 1974 (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Tribune also provides certain health care and life insurance benefits for retired Tribune Publishing employees through postretirement benefit plans sponsored by Tribune. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Tribune’s policy to fund postretirement benefits as claims are incurred.

Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits.” ASC Topic 715 provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by Tribune Publishing, no assets or liabilities relative to the obligations under the Tribune-sponsored defined benefit pension plans have been included in the combined balance sheets.

The weighted average assumptions used each year in accounting for Tribune’s pension and other postretirement benefits, prior to being allocated to Tribune Publishing, are summarized in the below table:

	Pension Plans		Other Postretirement Plans
	2013	2012	2013	2012
Discount rate for expense	3.85%	4.10%	3.15%	3.65%
Discount rate for obligation	—	—	3.95%	3.15%
Increase in future salary levels for expense	3.50%	3.50%	—	—
Long-term rate of return on plans’ assets for expense	7.50%	7.50%	—	—

Tribune recognizes the overfunded or underfunded status of its postretirement benefit plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health care and life insurance benefits, the related net periodic benefit costs and other comprehensive income (loss) have been allocated to Tribune Publishing and presented within the combined financial statements. The amounts included within the combined financial statements were actuarially determined based on amounts allocable to eligible Tribune Publishing employees.

For purposes of measuring postretirement health care costs for 2013, Tribune assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2019 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at Dec. 29, 2013, Tribune assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of Dec. 29, 2013, a 1% change in assumed health care cost trend rates would have the following effects on Tribune Publishing’s portion of postretirement benefits service and interest cost and projected benefit obligation (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$149	$(134)
Projected benefit obligation	$2,530	$(2,286)

In 2013, Tribune Publishing made contributions of $4 million to its other postretirement plans. Tribune Publishing expects to contribute approximately $5 million to its other postretirement plans in 2014.

Benefit payments expected to be paid to eligible Tribune Publishing employees under the Reorganized Tribune’s other postretirement benefit plans are summarized below (in thousands). The benefit payments reflect expected future service, as appropriate.

Other Postretirement Benefits
2014	$5,080
2015	$5,046
2016	$4,860
2017	$4,728
2018	$4,486
Thereafter	$18,867

Tribune Publishing contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if Tribune Publishing chooses to stop participating in one of its multiemployer plans, it may incur a withdrawal liability based on the unfunded status of the plan. Tribune Publishing contributed $2 million and $1 million for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, and $4 million, $4 million and $3 million in 2013, 2012 and 2011, respectively, to multiemployer plans.

Self-Insurance—Tribune self-insures for certain employee medical and disability income benefits, and insures with a high deductible for workers’ compensation, automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. Tribune deductibles for the insured coverages are generally $1 million per occurrence, depending on the applicable policy period. As a portion of the liabilities and expense related to these self-insurance and insurance plans relate to Tribune Publishing employees, both the liability and expense applicable to those employees has been presented within these financial statements. The recorded liabilities for self-insured risks at Mar. 30, 2014, Dec. 29, 2013 and Dec. 30, 2012 totaled $44 million, $48 million and $48 million, respectively, and included $0.1 million classified as liabilities subject to compromise at Dec. 30, 2012.

Income Taxes—Tribune Publishing filed an election effective Dec. 30, 2013 to be taxed as a C Corporation. Accordingly, for the period ended Mar. 30, 2014, Tribune Publishing has computed income taxes as a separate return filing group. For the three months ended Mar. 31, 2013, Tribune Publishing’s operations are included in Tribune’s federal and state C Corporation income tax returns. For the purposes of these combined financial statements, Tribune Publishing has computed its Mar. 2013 income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account.

In connection with the Debtors’ emergence from Chapter 11, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC including the qualified subchapter S subsidiaries included in these combined financial statements. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s implementation of fresh-start reporting. Accordingly, essentially all of Reorganized Tribune Publishing’s deferred tax assets and liabilities at the Effective Date were reinstated at a higher effective tax rate.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which Tribune Publishing operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. Tribune Publishing provides deferred taxes on these temporary differences in accordance with ASC Topic 740, “Accounting for Income Taxes.” Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The combined tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, Tribune Publishing may incur tax liabilities that are significantly higher or lower than that which has been provided by Tribune Publishing.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 11 to Tribune Publishing’s audited combined financial statements for further discussion.

Tribune Publishing’s effective tax rate and income tax expense could vary from estimated amounts due to future impacts of various items, including changes in tax laws, tax planning and forecast financial results. Management believes current estimates are reasonable; however, actual results can differ from these estimates.

Stock-Based Compensation—Beginning in the second quarter of 2013, Tribune issued stock awards under its new equity incentive plan and accounts for the award grants as equity-classified awards in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Pursuant to ASC Topic 718, stock-based compensation costs are measured on the grant date based on the estimated fair value of the award and recognized on a straight-line basis over the requisite service period for the entire award.

Tribune Publishing utilizes the Black-Scholes option pricing model to estimate the fair value of stock awards and the resulting stock-based compensation expense. The use of the Black-Scholes model requires the use of estimates such as an expected term of the awards and volatility of the common stock. Furthermore, management is required to estimate future forfeitures when recording the stock-based compensation expense. Although management believes the assumptions used to estimate stock-based compensation expense are reasonable, actual results may be materially different. See Note 12 to the audited combined financial statements for further discussion.

Quantitative and Qualitative Disclosures about Market Risk

As of the date of this information statement, Tribune Publishing does not have material exposure to market risk. Immediately prior to the distribution, Tribune Publishing expects to enter into the Senior Term Loan

Facility with aggregate gross proceeds of approximately $350 million, as well as the Senior ABL Facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million, with a sublimit for the issuance of letters of credit. In addition, we expect to enter into an arrangement to allow up to $30 million of cash backed letters of credit, with approximately $25 million to be issued on our behalf on the distribution date. We also expect to have approximately $25 million of additional letters of credit under the Senior ABL Facility as of the distribution date, for a total of $50 million of letters of credit. See “Financing Arrangements.” The entrance into the Senior Credit Facilities, which are expected to be at variable rates of interest, could expose Tribune Publishing to risks from changes in interest rates in the future.

BUSINESS

Overview

Tribune Publishing is a leading newspaper publishing and local news and information gathering company that operates daily newspapers and related websites in eight major markets as well as a number of ancillary businesses that leverage certain of the assets of those businesses. Our core publications have served their respective communities with local, regional, national and international news and information for an average of more than 150 years. We operate over 60 affiliated websites and mobile applications, including a primary online product for each local newspaper, which is an expanded version of the newspaper, providing local, national and international news along with feature reporting.

The eight principal daily newspapers that we publish are the Los Angeles Times, the Chicago Tribune, the Sun Sentinel, serving southeast Florida, the Orlando Sentinel, The Baltimore Sun, the Hartford Courant, The Morning Call, serving Pennsylvania’s Lehigh Valley, and the Daily Press, serving the Virginia Peninsula. We also publish The Capital, serving Annapolis, Maryland, and the Carroll County Times, serving Carroll County, Maryland. Collectively, Tribune is the second-largest newspaper publisher in the country, based on Sunday print circulation.

			Circulation (000s)[1]			Digital (millions) [4]
	Year first published	DMA[2] rank	Daily	Sunday	Print Local Market Leadership[3]	Unique visitors	Page views	Digital Local Market Leadership[5]

	1882	2	673	956	#1	49	204	#1

	1847	3	440	790	#1	17	122	#1

	1910	16	163	218	#1	6	37	#1

	1876	18	151	258	#1	6	41	#1

	1838	27	174	296	#1	6	37	#1

	1764	30	120	181	#1	4	29	#1

[6]	1895	54	80	128	#3	2	14	#5

	1896	45	52	85	#2	1	8	#1

	1884	27	29	34	#2	0.6	2	N/A

	1911	27	21	25	#3	0.1	1	N/A

Note: Circulation and digital traffic statistics may include minimal duplication among the media properties

1 Alliance for Audited Media; Includes print and digital circulation; Total circulation is average for six months ended March 31, 2014; DMA net combined audience except for Sun Sentinel which is NDM net combined audience

2 Nielsen estimates as of September 2013

3 Kantar Media/TNS; Ranking based on total media market advertising spend within the respective DMA for April 2013 - March 2014

4 Average over the three months ended March 31, 2014. Digital audience is based on Tribune’s internal metrics

5 Based on Total Digital Market Audience Reach % yearly average as compared to digital presence of local peers within same DMA

6 The Morning Call focuses on the Lehigh Valley region within the Philadelphia DMA (#4), ranks 3rd and 5th for print and digital local market leadership in the Philadelphia DMA respectively

Our three primary revenue streams are advertising and marketing services, circulation and third party printing and distribution.

Our advertising and marketing services are delivered to customers through three main channels: ROP, preprint and digital. ROP advertisement is comprised of advertisements that are printed in the newspapers while preprint advertising primarily consists of glossy, color inserts that are included with the newspapers. Digital advertising is primarily related to advertising revenue sold on our owned and operated newspaper websites.

We have historically adjusted our cost structure to partially off-set the secular declines in the allocation of advertising funds to print media. Cost reduction initiatives have included centralization of shared departments such as finance and other corporate administrative functions, reductions in printing capacity and, in one case, outsourcing printing to another newspaper publisher, and continued investment in more flexible, efficient infrastructure and technology.

We expect that the regional groups and their local brands will be integral to the future success of the company. Each group will continue to create local content and sell local advertising, and such efforts will be supported by the larger company with an organizational structure and centralized functions that maximize local operations and company-wide profitability.

The following is a discussion of each of the local markets which, collectively, form Tribune Publishing.

Los Angeles Times Media Group

The Los Angeles Times Media Group is a leading provider of news and information in the Los Angeles metropolitan area. Its operations are principally comprised of the publication of the Los Angeles Times and its related businesses. The Los Angeles Times has been published continuously since 1881 and today has the fourth-largest daily circulation of any newspaper in the U.S. and is the most-widely read metropolitan newspaper in California and the western U.S. The Los Angeles market ranks second in the nation in terms of population. Additionally, the Los Angeles Times Media Group provides an integrated and comprehensive direct mail service.

In addition to two daily editions of the Los Angeles Times, the Los Angeles Times Media Group produces a number of other publications targeting the unique cultural attributes of the Los Angeles market. Its free Spanish newspaper, Hoy, provides local, national and international news and features of interest to the largest Hispanic market in the U.S. The group also publishes The Envelope, which covers the entertainment industry. Numerous other daily and semi-weekly community newspapers, which are either inserted into the paper in selected geographic areas or distributed to homes and through vending boxes, provide additional targeted local news coverage to key demographics.

With a 4.4 million net combined readership audience as of March 2014, the Los Angeles Times holds a 27% share of the Los Angeles media market. The Los Angeles Times and latimes.com lead the total local newspaper (56%) and total local online news (45%) advertising spending markets.

The Los Angeles Times Media Group currently prints and transports various local and national daily publications in the Los Angeles market.

In 2013, the Los Angeles Times primary website, latimes.com, averaged 38.3 million unique visitors and 199.4 million page views per month. For the first three months of 2014, latimes.com averaged 49.4 million unique visitors and 203.5 million page views per month.

Chicago Tribune Media Group

The Chicago Tribune Media Group is a leading provider of news and information in the Chicago area and ranks as the largest news organization in the midwest U.S. Its operations are principally comprised of the publication of the Chicago Tribune and its related businesses. Founded in 1847, the Chicago Tribune’s print and online coverage attracts the largest news-seeking audience in the Midwest. The Chicago market ranks third in the nation in terms of population. The Chicago Tribune ranks eleventh in the U.S. for average daily paid newspaper circulation and fourth on Sunday for paid circulation. The Chicago Tribune Media Group also operates several targeted publications, including (i) RedEye, a free daily publication targeting young, urban commuters; (ii) Hoy, a free Spanish language newspaper; (iii) Chicago Magazine, an upscale monthly paid magazine; (iv) The Mash, a weekly newspaper for high school students; and (v) Triblocal, the largest community-driven weekly newspaper in Chicagoland. Additionally, the Chicago Tribune Media Group provides an integrated and comprehensive direct mail service and operates a News & Features division that syndicates comics, editorial content, feature articles, opinion columns, games and puzzles to a number of print and online publishers.

The Chicago Tribune Media Group currently prints and transports various local and national daily publications in the Chicagoland market.

With a 3.3 million net combined readership audience, as of March 2014, the Chicago Tribune holds a 28% share of the Chicago media market. chicagotribune.com holds a 38% share of the Chicago online media market.

In 2013, the Chicago Tribune’s primary website, chicagotribune.com, averaged 16.2 million unique visitors and 135.1 million page views per month. For the first three months of 2014, chicagotribune.com averaged 17.4 million unique visitors and 121.7 million page views per month.

Florida Media Group

The Florida Media Group is a leading provider of news and information in Southern and Central Florida. Its operations are principally comprised of the publication of the Sun Sentinel, the Orlando Sentinel and their related businesses. Our Florida properties share significant resources in the areas of advertising sales, editorial coverage and back office administration and have implemented significant regionalization and integration strategies. The Florida Media Group offers direct marketing and direct mail services through Tribune Direct/Orlando in addition to printing and distribution services for other publications in the Southern and Central Florida markets.

The Sun Sentinel is the major daily newspaper serving the Broward/Palm Beach County market. The Miami/Fort Lauderdale/Miami Beach metropolitan area, which includes Broward and Palm Beach counties, ranks seventh in the nation in terms of population.

The Orlando Sentinel, which has been published since 1876, is the only major daily newspaper in the Orlando market and serves a six county area in Central Florida. The Orlando market ranks 26th in the nation in terms of population.

The Florida Media Group also serves the news and information needs of South Florida through a variety of niche publications, including el Sentinel, South Florida’s largest Spanish language newspaper by circulation, and its companion website elsentinel.com. Other publications produced by the Florida Media Group in South Florida include (i) City & Shore, a bimonthly lifestyle magazine; (ii) Jewish Journal, one of the largest Jewish publications in the U.S. by circulation, offering a collection of weekly newspapers serving South Florida’s Jewish community; (iii) South Florida Parenting, a monthly magazine providing parenting information and resources for local families; (iv) the Sentinel Express, a free weekly publication used to distribute advertising and content to newspaper non-subscribers in Central Florida; (v) and Auto Finder, a free niche product and SouthFlorida.com, a local entertainment website. Other key niche publications include (i) the SunSentinel Deals Delivered/WRAP-UP, South Florida’s weekly shopping and deals section, and (ii) SunSentinel Special Delivery, a select market coverage product. In addition, elsentinel.com targets a diverse and fast growing segment in Florida, with a distribution of 136,000 copies per week.

With a 1.2 million net combined readership audience as of March 2014, the Sun Sentinel holds a 16% share of the South Florida media market.

In 2013, the Sun Sentinel’s primary website sun-sentinel.com averaged 3.9 million unique visitors and 36.7 million page views per month. For the first three months of 2014, sun-sentinel.com averaged 5.9 million unique visitors and 37.3 million page views per month.

With a 1.1 million net combined readership audience as of March 2014, the Orlando Sentinel holds a 25% share of the Orlando, Florida media market.

In 2013, the Orlando Sentinel’s primary website, orlandosentinel.com, averaged 4.4 million unique visitors and 37.1 million page views per month. For the first three months of 2014, orlandosentinel.com averaged 5.9 million unique visitors and 41.4 million page views per month.

Baltimore Sun Media Group

The Baltimore Sun Media Group has published The Baltimore Sun, Maryland’s largest newspaper, since 1837. The Baltimore Sun Media Group is Maryland’s #1 media company, with nine out of ten Baltimore-area households receiving at least one product on a monthly basis. The Baltimore market ranks 20th in the nation in terms of population. The Baltimore Sun Media Group’s operations also include The Capital, Carroll County Times, Baltimore City Paper, Howard County Times, Columbia Flier, and The Aegis, along with b, a free weekly publication targeting young adults, several magazines and phone directories.

The Baltimore Sun Media Group currently prints and transports various local and national daily publications in the Baltimore market.

With a 1.1 million net combined readership audience as of March 2014, The Baltimore Sun and the other Baltimore Sun Media Group publications hold a 32% share of the total media market in its DMA. The Capital holds a 45% share of the local Annapolis, Maryland newspaper market.

In 2013, The Baltimore Sun’s primary website, baltimoresun.com, averaged 4.9 million unique visitors and 34.4 million page views per month. For the first three months of 2014, baltimoresun.com averaged 5.6 million unique visitors and 36.6 million page views per month.

In 2013, The Capital’s primary website, capitalgazette.com, averaged 0.5 million unique visitors and 2.1 million page views per month. For the first three months of 2014, capitalgazette.com averaged 0.6 million unique visitors and 2.3 million page views per month.

In 2013, the Carroll County Times’ primary website, carrollcountytimes.com, averaged 0.1 million unique visitors and 0.6 million page views per month. For the first three months of 2014, carrollcountytimes.com averaged 0.1 million unique visitors and 0.6 million page views per month.

Daily Press

Founded in 1896 and based in Newport News, Virginia, the Daily Press serves the Virginia Peninsula market, which includes Newport News, Hampton, Williamsburg and eight other cities and counties. This market, together with Norfolk, Portsmouth, Virginia Beach and Chesapeake, is known as Virginia’s Hampton Roads region and is the 35th largest market in the nation in terms of population. The Daily Press is the only major daily newspaper in its primary market, although it competes with other regional and national newspapers, as well as with other media, and has the largest news and sales staffs on the Virginia Peninsula. The Daily Press also publishes The Virginia Gazette, a semi-weekly publication which primarily serves Williamsburg, Virginia and the surrounding counties, the weekly Tidewater Review, published for the greater West Point, Virginia community and several special interest publications. The Daily Press has outsourced its printing to another local publisher.

With a 357,000 net combined readership audience as of March 2014, the Daily Press holds a 17% share of the Norfolk/Newport News media market.

In 2013, the Daily Press’s primary website, dailypress.com, averaged approximately 0.9 million unique visitors and 7.9 million page views per month. For the first three months of 2014, dailypress.com averaged 1.4 million unique visitors and 7.5 million page views per month.

The Hartford Courant

The Hartford Courant is a leading provider of news, information and entertainment in Connecticut. Founded in 1764, the Hartford Courant is the oldest continuously published newspaper in North America. It is the most widely circulated and read newspaper in Connecticut and primarily serves the state’s northern and central regions, including the Hartford market, which ranks 45th in the nation in terms of population. The group also publishes three weekly alternative newspapers in Connecticut and operates a shared-mail company that distributes advertising supplements to more than one million households in Connecticut and Massachusetts.

The Hartford Courant, as of March 2014, holds a 50% share of the local Connecticut newspaper market and courant.com holds a 21% share of the online local business market.

In 2013, the Hartford Courant’s primary website, courant.com, averaged 2.3 million unique visitors and had 27.8 million page views per month. For the first three months of 2014, courant.com averaged 3.5 million unique visitors and 28.8 million page views per month.

The Morning Call

The Morning Call, published since 1895 in Allentown, Pennsylvania, is the major regional newspaper for nine counties in eastern Pennsylvania and one county in western New Jersey. Its primary market, the Allentown-Bethlehem-Easton metropolitan area, is the 62nd largest market in the nation in terms of population and the largest U.S. market without a local television station. The Morning Call, with a 458,000 net combined readership audience as of March 2014, also offers full service direct marketing and saturation preprint delivery through non-subscriber distribution.

In 2013, The Morning Call’s primary website, themorningcall.com, averaged 1.4 million unique visitors and 13.2 million page views per month. For the first three months of 2014, themorningcall.com averaged 1.7 million unique visitors and 14.2 million page views per month.

Other Publishing Related Businesses

ForSaleByOwner.com is a national consumer-to-consumer focused real estate website. The site has been the largest “by owner” website in the country since 1999. The majority of the revenue generated by ForSaleByOwner.com is e-commerce, but approximately one third is generated through an in-house call center and strategic partnerships with service providers in the real estate industry. The business generates the majority of its revenue by selling listing packages directly to home sellers who receive online advertising, home pricing tools, marketing advice, yard signs and technical support. ForSaleByOwner.com also sells packages that allow home sellers to syndicate to other national websites such as Zillow and Realtor.com as well as their local multiple listing service. In 2013, ForSaleByOwner.com averaged 1.9 million unique visitors and 11.3 million page views per month. For the first three months of 2014, ForSaleByOwner.com averaged 2.7 million unique visitors and 14.3 million page views per month.

MCT is a news service that provides us with access to comprehensive news and image services. MCT also serves more than 1,200 media clients, online information services and information resellers across the globe. In addition, we have investments in CIPS (50%) and HomeFinder.com (33%). CIPS is a Southern California based provider of alternative distribution services for advertising preprints. HomeFinder.com is an online platform for marketing homes for sale.

Competitive Strengths

We believe our competitive strengths include the following:

Large footprint in attractive and diverse markets

We are the second largest newspaper group in the United States, based on Sunday print circulation. The Los Angeles Times and the Chicago Tribune are the second and third largest newspapers, respectively, in the U.S. based on combined digital and print Sunday circulation. Regionally, The Baltimore Sun covers news and information in the Baltimore metropolitan area while the Orlando Sentinel covers central Florida and the Sun Sentinel covers southern Florida. On the local side, The Morning Call, the Daily Press and the Hartford Courant cover the local news and information in Allentown, PA, Newport News, VA and Hartford, CT respectively.

Our publications serve eight of the top 70 markets, including two of the top three, in the United States by population, positioning us as a leading local media provider with a national footprint and access to prominent national advertisers. We believe that the long-standing presence of our publications in their respective markets makes these newspapers and their associated websites sought-after news and information sources as well as attractive advertising platforms.

Diverse revenue sources

Our revenue is primarily derived from advertising, circulation and commercial services, including printing and delivery of third-party publications. In 2013, we generated approximately 59% of our revenue from the sale of advertising across our print and digital products, approximately 24% from circulation and the remaining amount from other sources. Faced with a challenging macroeconomic environment and a decline of traditional ROP advertising due to, among other things, the expansion of digital alternatives and structural changes in advertisers’ marketing mix, we have diversified our revenue by focusing on non-ROP opportunities in digital, circulation, commercial print and delivery and direct mail.

Integrated digital strategy enables enhanced monetization through digital advertising and subscription paywalls

We believe we have high quality, user-friendly branded websites for each of our newspapers, and we strive to cultivate and develop new products and services to improve the online experience for our digital readers and provide compelling online, interactive advertising opportunities for our clients. Our broad portfolio of digital properties has strengthened our engagement with readers and expanded our reach for advertisers. We have also monetized our digital subscriber base through the implementation of various forms of “paywalls” on our newspaper-affiliated websites. The extent of initial access to free content varies by newspaper, but each requires a subscription after a specified number of page or story views. Pricing structure depends on, among other things, the specific market and the extent to which an online subscriber also maintains a print subscription.

Exceptional content driven by award-winning journalism and columnists

With an average publishing history of over 150 years, we believe each of our eight principal daily newspapers is integral to the cultural fabric of its community, a trusted source of local and national news and information, and an influential and prominent local voice. Our publications are home to a talented pool of editors, reporters, writers, photographers, producers and designers, and our award-winning journalists are responsible for one of the most comprehensive collections of daily editorial content in the country, covering investigative reporting, breaking news, feature writing, design, photography, editorial, real estate, business, sports, and religion, among other topics. In recognition of their journalistic excellence, our publications have amassed 88 Pulitzer Prizes, including 27 since the year 2000, and many other prestigious editorial accolades.

Long-standing advertising relationships

Over the last several years, we have worked to upgrade sales team talent and realign incentives while investing in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We provide advertisers the opportunity to reach millions of consumers in several key markets through the use of targeted media. We serve a diverse group of national advertisers with no individual advertiser accounting for more than 1.2% of our advertising revenue in 2013. We have longstanding relationships with many of our customers and our sales organization has frequent, direct contact with key decision-makers within these organizations.

Efficient content sharing across the Tribune Publishing portfolio

Our editorial platform allows for sharing of content throughout the organization. We have created Media On Demand (“MoD”), a content-sharing program to enable fast, efficient use of content created by the Los Angeles Times, the Chicago Tribune and other sources. The MoD team creates and edits shared stories, photo galleries, videos, content collections and landing pages for non-local content. This editorial platform produces a vast repository of local, regional, national and international content. We further capitalize on our editorial resources by leveraging the foreign and national bureaus of the Los Angeles Times to provide award-winning coverage of national and international affairs throughout our daily newspaper portfolio. Similarly, correspondents in the Washington, D.C. bureau support each of our daily newspapers with political, governmental and policy coverage.

MoD is also our content and technical liaison with vendors such as Reuters, Getty Images, The Sports Network and News Distribution Network. MoD offerings are broad and include world, national, business, politics, food, movies, celebrities, trivia, notable deaths, special events and other editorial topics. MoD supplies this content in fully edited and paginated “modules” for insertion into both print and digital media. In this way, print and digital content is generated once and used multiple times across our smaller news organizations.

Robust print and distribution infrastructure with significant third-party relationships

We maintain an extensive network of printing plants and insertion facilities that is utilized to produce and disseminate our publications as well as pursue commercial services revenue from third parties. Annually, we deliver more than one billion copies of over 150 different publications and 10 billion preprints. In addition to our own publications, we print approximately 20 third-party publications in select markets, including The Wall Street Journal, The New York Times and USA Today, and distribute approximately 120 third-party publications. In recent years, we have executed a number of strategic initiatives designed to optimize capacity utilization of our facilities in order to pursue additional commercial printing and distribution opportunities.

Efficient cost structure and centralized support functions

Over the past three years, we have rationalized our organizational structure and expense base to drive increased profitability. We believe we have successfully leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. We believe the consolidation over time of certain operational functions and services has resulted in cost savings, standardization of procedural best practices and enhanced operational performance.

Leadership in Hispanic and niche demographics

With the growing demographic significance of Hispanic communities in the United States, especially in a number of our key markets, we are well positioned to reach these communities. With media groups in Los Angeles, Chicago and South Florida, we have direct access to three of the six largest Hispanic DMAs in the United States. In Chicago and Los Angeles, the Spanish-language Hoy newspaper, along with its Fin de Semana weekend edition and digital offerings, provides the Hispanic perspective on everything from front-page news to entertainment and sports. We are also exploring a variety of strategic initiatives designed to raise our profile in Hispanic communities.

The continued expansion of niche magazines and websites such as Chicago Magazine, Hartford Magazine and the Florida Media Group’s City & Shore also offers a compelling opportunity to reach new sources of local advertising.

Strategies

We are committed to the creation and monetization of content of the highest quality and integrity, in both print and digital formats and in response to the evolving preferences of both consumers and advertisers. Our goal is to produce improved earnings and cash flow, creating incremental value for shareholders over the long-term. We intend to achieve these objectives by executing the following strategies:

Strengthen franchises by continuously improving digital platforms

We are focused on growing our digital media platform by targeting on new consumer opportunities. In addition to the branded websites of our newspapers, we are developing new products and services to improve the online and mobile experience for digital readers and enhance compelling online, interactive advertising and marketing communication opportunities for customers. For example, in 2014, to deliver the best product to our customers, we expect to implement Next Generation User Experience (“NGUX”) websites across all Tribune Publishing properties. Since its launch in May 2014, the NGUX at latimes.com has demonstrated positive results, including a 66% increase in pages viewed per visit. With more than 42 million monthly unique visitors, digital advertising revenue accounted for approximately 18% of total advertising revenue in fiscal 2013.

We strive to ensure that our digital capabilities are well-coordinated across our media properties in particular areas such as advertising operations, ad network utilization and user engagement. Our digital efforts have resulted in more than 60 newspaper-affiliated websites or independently-branded online destinations and related mobile applications that collectively reach more than 42 million monthly unique visitors, giving us the largest online reach among local newspaper publishers, and the fourth-largest online reach among all newspaper publishers. We plan to leverage our strong local presence and innovative online and mobile offerings to successfully monetize our digital subscriber base and drive robust digital advertising growth.

Monetize content through digital paywalls and subscription pricing strategies

Since 2011, we have implemented “paywalls” on our newspaper-affiliated websites. Daily digital circulation (replica and non-replica combined) grew by approximately 51% for the six months ended March 30, 2014, which is the most recently audited circulation period, versus the prior year period while Sunday digital circulation grew by approximately 45% over the same time period. Implementation of a paywall strategy, product development and monetization of our digital audience has enabled us to realize $8.3 million of revenue from digital subscriptions in 2013, a category in which we had no meaningful revenue in 2011.

In addition, we have implemented targeted price increases which helped grow print circulation revenue by approximately 2% in 2013 (compared on a 52-week basis) despite a decline in the number of newspapers circulated.

Create an integrated, next-generation marketing and advertising sales effort

We aim to continuously upgrade sales team talent, realign incentives and invest in research, data and analytics to create a highly-skilled, motivated and effective sales organization. We seek to achieve accountability and transparency throughout the sales organization and motivate the team while creating opportunities to monetize content.

Through Tribune365, we have built a national, cross-platform sales team, offering advertisers customized, multi-market solutions across all of our media platforms, including print, online, mobile and events. This experienced team of 49 employees can customize an advertising campaign across our portfolio to create a highly effective program that reaches a targeted audience across multiple local markets in which we have leading positions. Additionally, through our proprietary solutions, such as 435 Digital, and third-party technologies, we offer a full line of digital marketing services products that advertisers can use to reach and interact with local consumers.

Supplement organic growth with selective acquisitions

We believe the operational transformation we have undertaken positions us as a flexible and scalable platform for strategic acquisitions and enables us to more efficiently and profitably grow and diversify our revenue streams. We believe our centralization efforts put us in an ideal position to explore strategic acquisitions to enhance our business, including in areas where we can expand our audience, broaden our relationships with customers and readers and offer new products. We will also continue to explore opportunities for additional consolidation with a focus on in-market adjacencies to leverage our existing scale, such as our recent acquisitions of publications in the Baltimore area.

Continue to strategically manage our core business

In recent years, we have grown circulation revenue in the face of industry declines in volume by implementing successful circulation pricing tactics. We expect to continue to win loyal customers through strategically bundling print and digital offerings and to incentivize print customers to activate digital accounts. We have also implemented aggressive “win-back” programs to reconnect with print readers and are working to activate print subscribers as digital customers, including with digital-only subscription programs.

In addition, we have rationalized our cost structure in order to drive increased profitability. We have leveraged our economies of scale to reduce supply chain costs, consolidate shared services, provide significant shared editorial content, replicate best practices and streamline management. At the same time, management has continued to invest in infrastructure, technology, business intelligence and content development to support the ongoing digital transformation. We expect to continue these efforts in order to continue to decrease costs and drive profitability.

In November 2013, we announced a restructuring further consolidating non-editorial publishing functions such as national sales and marketing and circulation marketing around single departments to streamline business activities resulting in further reducing overall costs. We expect this unified and focused organizational structure to streamline decision-making and align company-wide strategy across most major activities.

Maintain a flexible balance sheet

Following the distribution, we expect to have approximately $350 million of indebtedness outstanding under our expected Senior Term Loan Facility, in addition to our expected Senior ABL Facility with aggregate maximum commitments (subject to availability under a borrowing base) of approximately $140 million and an arrangement for a cash backed letter of credit of approximately $25 million to be issued on our behalf. Through proactive cost management, prudent capital expenditures and conservative financial policies, we will seek to maintain financial flexibility to successfully execute our business strategies.

Customers and Contracts

CareerBuilder

An affiliate of Tribune is currently party to an affiliation agreement (the “Affiliation Agreement”) with CareerBuilder, which owns and operates CareerBuilder.com, pursuant to which our newspapers earn advertising revenues and pay affiliate fees. Following the distribution, we expect Tribune to enter into a modified affiliation agreement that would apply to our newspapers for up to five years. While this modified affiliation agreement would not be as favorable to the newspapers as the Affiliation Agreement, it is preferable for us to obtain this modified affiliation agreement rather than operate without any affiliation agreement with CareerBuilder. If Tribune (together with its affiliates) were to cease to own at least a 1% voting and economic interest in Tribune Publishing prior to the end of the five-year period, CareerBuilder could elect to terminate the modified affiliation agreement, see “Risk Factors—Risks Relating to the Distribution—A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.”

Classified Ventures

Each of our newspapers is currently party to an affiliation agreement with Classified Ventures pursuant to which our newspapers earn advertising revenues and pay affiliate fees. The affiliation agreements are subject to annual renewal. There can be no assurance that our newspapers will be able to enter into annual renewals of these affiliation agreements on similar terms, or at all, following the distribution, see “Risk Factors—Risks Relating to the Distribution—A portion of our advertising revenues is earned under affiliation agreements which may be terminated or amended to provide for less favorable terms following the distribution.”

Contracted Newsprint Printing and Distribution Agreements

We contract with a number of national and local newspapers to both print and distribute their respective publications in local markets where we are a newspaper publisher. In some instances where we print publications, we also manage and procure newsprint, ink and plates on their behalf. These agreements allow us to leverage our investment in infrastructure in those markets to support our own publications. As a result, those agreements tend to contribute significant incremental profitability relative to the underlying revenues. We currently distribute national newspapers (including USA Today, The New York Times, and The Wall Street Journal) in our local markets under multiple agreements. Additionally, both in Los Angeles and Chicago we provide some or all of these services to other local publications. One of the local publications provided notice to us to terminate its printing and distribution agreements with us in May 2015 and May 2016, respectively. A decision by any of the three largest national publications or the major local publications to cease publishing and distribution in those markets, or seek alternatives to their current business practice of partnering with us, could materially impact our profitability.

Competition

Each of our eight principal daily newspapers holds a leading market position in their respective DMA and competes for readership and advertising with both local or community newspapers as well as national newspapers and other traditional and web-based media sources. We face competition for both advertising dollars and consumers’ dollars and attention.

The competition for advertising dollars comes from local, regional, and national newspapers, the Internet, magazines, broadcast, cable and satellite television, radio, direct mail, yellow pages, and other media as advertisers adjust their spending based on the perceived value of the audience reached and the cost to reach that audience.

The secular shift impacting how content is consumed has led to increased competition from a wide variety of new digital content offerings, many of which are often free to users. Besides price, variables impacting customer acquisition and retention include the quality and nature of the user experience and the quality of the content offered.

Regulatory

The FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”) prohibits a person or entity from having an “attributable” ownership or positional interest in a broadcast station and a daily newspaper published in the same market. For purposes of the NBCO Rule, any common officer, director, or 5% or greater voting stockholder of Tribune and Tribune Publishing (“Common Interest Holder”) will be deemed to hold an attributable interest in both companies after the distribution. The existence of a Common Interest Holder may have the effect of limiting the activities or strategic business opportunities available to one company as a result of the business or activities of the other. Tribune’s existing Chicago market radio/television/newspaper combination has been permanently grandfathered by the FCC, and its television/newspaper combinations in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets are subject to temporary waivers of the

NBCO Rule granted on November 16, 2012, in connection with the FCC’s approval of Tribune’s plan of reorganization (the “Exit Order”). The temporary waivers require Tribune to come into compliance with the NBCO rule within one year from the release date of the Exit Order or, if the FCC adopts a revised NBCO rule before the one-year deadline, authorizes Tribune to seek waivers of the revised rule by filing new waiver requests within 60 days after the FCC releases the order revising the NBCO rule. Because the FCC had not adopted a revised NBCO Rule by November 12, 2013, on that date Tribune filed with the FCC a request for extension of the temporary NBCO rule waivers granted in the Exit Order (in New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven). The request is pending. On March 31, 2014, the FCC initiated its Congressionally-mandated 2014 Quadrennial Review proceeding, in which it is requesting comment on whether its media ownership rules, including the NBCO Rule, are necessary in the public interest as a result of competition. The FCC has indicated it does not intend to act on the 2014 Quadrennial Review before June 30, 2016 at the earliest. We cannot predict the outcome of this proceeding or whether or the extent to which the FCC will reauthorize Tribune’s existing temporary waivers.

Employees

As of March 30, 2014, we had approximately 7,475 full-time and part-time employees, including approximately 925 employees represented by various employee unions. We believe our relations with our employees are satisfactory.

Intellectual Property

Currently we do not face major barriers to our operations from patents owned by third parties. However, because we operate a large number of websites and mobile applications in high-visibility markets, we do defend patent litigation, from time to time, brought primarily by non-practicing entities, as opposed to marketplace competitors. We have sought patent protection in certain instances; however, we do not consider patents to be material to our business as a whole. Of greater importance to our overall business are the federal, international and state trademark registrations and applications that protect, along with our common law rights, our brands, certain of which are long-standing and well known, such as Los Angeles Times, Chicago Tribune and Hartford Courant. Generally, the duration of a trademark registration is perpetual, if it is renewed on a timely basis and continues to be used properly as a trademark. We also own a large number of copyrights, none of which individually is material to the business. We maintain certain licensing and content sharing relationships with third-party content providers that allow us to produce the particular content mix we provide to our customers in our markets. Other than the foregoing and commercially available software licenses, we do not believe that any of our licenses to third-party intellectual property are material to our business as a whole.

In connection with the distribution, we expect to enter into a number of agreements with Tribune and, in certain cases, subsidiaries of Tribune, that will govern our relationship with Tribune related to certain intellectual property and other proprietary information we will have the right to use, under specified conditions, in the operation of our business following the distribution. The Intellectual Property License Agreement is expected to provide non-exclusive and royalty-free licenses to intellectual property (other than patents or trademarks) currently owned by either Tribune or Tribune Publishing and used by the other, such as internally developed software and know-how. The Trademark License Agreement is expected to provide a non-exclusive, royalty-free license from Tribune to Tribune Publishing to use certain trademarks, service marks and trade names, including the Tribune name. The Content Sharing Agreement is expected to provide royalty-free licenses to certain news and other content in a variety of media from Tribune to Tribune Publishing and from Tribune Publishing to Tribune. In addition, there may be other licenses from us to Tribune that we would not expect to be material to our business following the distribution.

Properties

Our corporate headquarters are located at 435 North Michigan Avenue, Chicago, Illinois. Our facilities occupy approximately 7.1 million square feet in the aggregate of which approximately 2.6 million square feet is leased from third parties and approximately 4.5 million square feet is leased from subsidiaries of Tribune Real Estate Holdings, LLC pursuant to lease agreements containing arm’s-length terms, which were determined based on the recommendations of an independent licensed real estate appraiser. Tribune Real Estate Holdings, LLC will remain a subsidiary of Tribune Company immediately following the Distribution. See “Relationships Between Tribune and Tribune Publishing Following the Distribution—Real Estate Matters.”

We currently have newspaper production facilities in California, Connecticut, Florida, Illinois, Maryland and Pennsylvania. Each of these facilities is leased from a subsidiary of Tribune Real Estate Holdings, LLC; however, we own substantially all of the production equipment. There are 15 net leases for Tribune Publishing’s industrial facilities which include printing plants, distribution facilities and related office space. For printing plants the initial lease term is 10 years with two options to renew for additional 10 year terms. For distribution facilities, the initial lease term is 5 years with either two options to renew for additional 5 year terms or two options to renew for additional 10 year terms.

The leases for Tribune Tower in Chicago and Los Angeles Times Square, both of which are large multi-tenant buildings, are gross leases which provide for professional management of the building. At Tribune Tower, Tribune Publishing leases approximately 306,000 square feet, while at Los Angeles Times Square, Tribune Publishing leases approximately 242,000 square feet. The gross leases provide for an initial term of 5 years with renewal options for up to two additional 5 year terms.

Many of our local media organizations have outside news bureaus, sales offices and distribution centers which generally are leased from third parties.

We believe that our current facilities, including the terms and conditions of the relevant lease agreements, are adequate to operate our businesses as currently conducted.

Raw Materials

As a publisher of newspapers, we utilize substantial quantities of various types of paper. During fiscal year 2013, we consumed approximately 229 thousand metric tons of newsprint. We currently obtain the majority of our newsprint from six North American suppliers, primarily under long-term contracts. Substantially all of our paper purchasing is done on a regional, volume purchase basis, and draws upon Canadian and U.S. based suppliers. We believe that our current sources of paper supply are adequate.

Our earnings are sensitive to changes in newsprint prices. Newsprint and ink expense accounted for 10.0% of total operating expenses in fiscal year 2013. We estimate that we will use approximately 205 thousand metric tons of newsprint in fiscal 2014, depending on the level of print advertising, circulation volumes and other business considerations.

In fiscal year 2013, 60% of the newsprint used by our newspapers was made with recycled fiber and the average recycled fiber content was 33%. In addition, all of our newspapers collect and recycle press waste, newspaper returns and printing plates.

Seasonality

Our results of operations, when examined on a quarterly basis, reflect the seasonality of our revenues. Second and fourth quarter advertising revenues are typically higher than first and third quarter revenues. Results for the second quarter reflect spring advertising revenues, while the fourth quarter includes advertising revenues related to the holiday season. Revenues from circulation and commercial printing operations, however, are significantly less seasonal than advertising revenues and help to moderate the overall seasonality of the business.

Legal Proceedings

We are subject to various legal proceedings and claims that have arisen in the ordinary course of business. The legal entities comprising our operations are defendants from time to time in actions for matters arising out of their business operations. In addition, the legal entities comprising our operations are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

On Dec. 31, 2012, Tribune and 110 of its direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”) that had filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on Dec. 8, 2008 (or on Oct. 12, 2009, in the case of Tribune CNLBC, LLC) emerged from Chapter 11. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions undertaken at the time of the Debtors’ emergence, are successor legal entities to legal entities that were Debtors. The Debtors’ Chapter 11 cases have not yet been closed by the Bankruptcy Court, and certain claims asserted against the Debtors in the Chapter 11 cases remain unresolved. As a result, we expect to continue to incur certain expenses pertaining to the Chapter 11 proceedings in future periods, which may be material. See Notes 2 and 3 to the audited combined financial statements for further information.

We do not believe that any matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on our combined financial position, results of operations or liquidity. However, legal matters and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of these matters and proceedings will not materially and adversely affect our combined financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date hereof, as well as those who we expect will be our executive officers and directors as of the distribution. The individuals who will be our executive officers following the separation may or may not currently be employees of Tribune or its subsidiaries (including Tribune Publishing). After the separation from Tribune, none of our executive officers will be employees of Tribune. Upon the completion of the distribution, we expect to have a Board of Directors initially consisting of six directors and that our Board of Directors will comply with the requirements set forth in the listing rules of the New York Stock Exchange, including applicable independence requirements (subject to applicable phase in provisions). We expect that the Board of Directors will appoint a seventh director shortly after the distribution.

Name	Age	Principal Positions and Directorships
Steven Berns	49	President (Interim) and Chief Executive Officer (Interim)
John H. Griffin, Jr.	53	President, Chief Executive Officer and Director
John B. Bode	39	Chief Financial Officer
Howard Greenberg	64	Publisher and Chief Executive Officer, Orlando Sentinel and Sun-Sentinel
Tony Hunter	53	Publisher and Chief Executive Officer, Chicago Tribune Company
Timothy E. Ryan	55	Publisher and Chief Executive Officer, The Baltimore Sun and The Morning Call
Julie K. Xanders	49	General Counsel
Eddy W. Hartenstein	63	Non-Executive Chairman of the Board of Directors
David E. Dibble	54	Director
Philip G. Franklin	62	Director
Renetta McCann	57	Director
Ellen Taus	55	Director

We expect that as of the date of the distribution, Steven Berns will no longer be a director, executive officer or employee of Tribune Publishing; however, Steven Berns intends to continue as the Executive Vice President and Chief Financial Officer of Tribune.

Biographies of Executive Officers and Directors

John H. Griffin, Jr. Mr. Griffin will serve as Chief Executive Officer of Tribune Publishing and a director as of the distribution. Prior to joining Tribune Publishing, Mr. Griffin served as co-founder and Chief Executive Officer of Empirical Media Advisors, LLC, a consulting firm advising national media properties, including Tribune Publishing, from May 2012. From September, 2010 until February 2011, Mr. Griffin was Chief Executive Officer of Time Inc., as well as the Chairman of MPA, the trade association for the consumer magazine industry, where he had been on the board for seven years. Mr. Griffin has also served as Chairman of the American Advertising Federation and as a Director of the Interactive Advertising Bureau and the Audit Bureau of Circulations. He was a Founding Director of Next Issue Media, a groundbreaking digital newsstand formed by a consortium of five leading publishers. Before joining Time Inc., Mr. Griffin spent a dozen years at Meredith Corporation. As President of its National Media Group, Mr. Griffin led the successful transformation of Meredith into a digitally enabled, diversified media and marketing company. From its print roots, Meredith became a major provider of marketing services through Meredith Integrated Marketing, of which Mr. Griffin was the founding General Manager in 1996. From 1999 to 2003, Mr. Griffin worked at the Parade Division of Advance Publications, where he was President and Publisher of Parade Magazine. Prior to that, he was Vice President of Marketing for the Meredith Television Broadcasting Group. Mr. Griffin also spent four years at the Magazine Group of The New York Times Company before joining Meredith in 1994. Mr. Griffin graduated from the Yale School of Management and Boston College. He is currently a Director of the Yale Center for Customer Insights. He is also on the Business Advisory Board of Propublica, the investigative news organization.

Specific qualifications, experience, skills and expertise include:

—	Operating and management experience;

—	Core business skills, including financial and strategic planning; and

—	Deep understanding of the publishing industry.

John B. Bode. Mr. Bode was named our Chief Financial Officer in September 2013. Prior to that, Mr. Bode spent 11 years at Source Interlink Companies, Inc. From January 2011 to September 2013, Mr. Bode served as Executive Vice President and Chief Financial Officer at Source Interlink, where he oversaw the company’s financial reporting, risk management, tax compliance and treasury functions, as well as all financial operation groups. Prior to being named Chief Financial Officer, Mr. Bode held a variety of senior level corporate finance and operating roles with Source Interlink and its operating subsidiaries since joining Source Interlink as its Corporate Controller. Responsibilities included overall corporate strategy including overseeing all merger and acquisition activity and financing activities as well as financial operations and reporting. Prior to joining Source Interlink, Mr. Bode was an audit manager at BDO Seidman, LLP. Mr. Bode holds a B.A. from Notre Dame.

Howard Greenberg. Mr. Greenberg will serve as Publisher and Chief Executive Officer of the Orlando Sentinel and Sun-Sentinel as of the distribution. Mr. Greenberg has served as President and CEO of the Sun-Sentinel Company and Publisher of Sun-Sentinel since May 2007 and President and CEO of Orlando Sentinel Communications Company and Publisher of the Orlando Sentinel since February 2008. He was also named General Manager overseeing WSFL-TV in March 2008. Previously, Mr. Greenberg served as senior vice president and general manager of Sun-Sentinel Company from 2005 to 2007, overseeing the advertising, circulation, finance and planning, human resources, marketing, operations and technology divisions and niche publications. Prior to that, Mr. Greenberg served as senior vice president/managing director in 2004 and vice president/circulation and operations in 2003. Since 1984, he has also served as circulation sales marketing manager, vice president and director of development, as well as serving two stints as vice president and circulation director. Before joining Sun-Sentinel Company, Mr. Greenberg served as circulation director for the Denver Post and held several key circulation and operations positions with the Miami Herald. He also spent a year as vice president of circulation for the New York Daily News. Mr. Greenberg has a degree in finance from the University of Miami and has attended advanced management programs at both Duke and Cornell Universities.

Tony Hunter. Mr. Hunter will serve as Publisher and Chief Executive Officer of the Chicago Tribune Company as of the distribution. Mr. Hunter has served in such role and as CEO of Tribune’s publishing operation since July 2011, where he was responsible for the strategic priorities and day-to-day digital and print operations of seven Tribune newspapers, including The Baltimore Sun, Daily Press, The Morning Call, Orlando Sentinel and Sun-Sentinel. Mr. Hunter previously served as one of the four members of Tribune Company’s Executive Council, which exercised the responsibilities of the office of Chief Executive and President from October 2010 to May 2011. Since September 2008, Mr. Hunter has served as publisher and CEO of Chicago Tribune Company, overseeing a robust print and digital media portfolio including the Chicago Tribune, RedEye, Hoy, chicagotribune.com, TribLocal, and Chicago Magazine. Mr. Hunter previously was senior vice president/circulation and operations for Chicago Tribune, a position he assumed in 2007. In this capacity, he was responsible for production, technology and circulation, as well as marketing strategy, customer acquisition/retention, manufacturing and distribution. Mr. Hunter joined Chicago Tribune in 1994 as manager/circulation planning and analysis. Prior to joining Chicago Tribune, Mr. Hunter worked for the Audit Bureau of Circulations (ABC) as Director of Field Auditing-Newspapers and held a variety of auditing positions from 1984 to 1994. Mr. Hunter holds an MBA in leadership and organizational development from DePaul University and a BA in accounting, business administration and economics from Coe College in Cedar Rapids, Iowa.

Timothy E. Ryan. Mr. Ryan will serve as Publisher and Chief Executive Officer of The Baltimore Sun and Morning Call as of the distribution. Mr. Ryan has served as publisher, president and chief executive officer of the Baltimore Sun Media Group since 2007. In 2010, he also became publisher and CEO for additional Tribune media properties, The Morning Call and mcall.com. In Baltimore, Mr. Ryan oversees not only The Baltimore Sun but also 30 community newspapers and magazines and the region’s leading website, baltimoresun.com. Mr. Ryan came to The Baltimore Sun after having served as vice president of circulation and consumer marketing since 2005 at The Chicago Tribune, where he was responsible for sales, marketing and distribution throughout Chicago and the Midwest. Prior to joining The Chicago Tribune, Mr. Ryan served as vice president of circulation and operations at The Baltimore Sun from July 2000 to February 2005. Mr. Ryan also worked as vice president of circulation at The Philadelphia Inquirer from 1993 to 2000. Mr. Ryan holds a bachelor’s degree in political science from the University of Notre Dame and a master’s degree in business administration from J.L. Kellogg Graduate School of Management, Northwestern University.

Julie K. Xanders. Ms. Xanders will serve as General Counsel of Tribune Publishing as of the distribution. Ms. Xanders previously served as the Assistant General Counsel/West Coast Media of Tribune and served as Senior Vice President, Legal for the Los Angeles Times. Ms. Xanders joined The Times Mirror Company in 1993 as Corporate Counsel for Times Mirror Cable Television, Inc. and was promoted to Assistant General Counsel in 1995 for Times Mirror, Associate General Counsel in 1997, Deputy General Counsel in 1998, and Senior Vice President and General Counsel for the Los Angeles Times in August 1998. Prior to joining Times Mirror, Ms. Xanders worked for four years in private practice with Gibson, Dunn & Crutcher as an associate attorney. Ms. Xanders earned a doctor of jurisprudence from Boalt Hall School of Law (UC Berkeley) and has a bachelor’s degree in economics and political science from Yale University, where she graduated summa cum laude and was elected Phi Beta Kappa. She is a past chair and continues to serve as a member of the Executive Committee of the Corporate Law Departments Section of the Los Angeles County Bar Association. She served on the Board of Trustees and several Board committees of the Los Angeles County Bar Association from July 2004 to June 2009 and from July 2010 to June 2011. She serves as Vice Chair of the Board of Trustees of the Southwestern University School of Law and is chair of the Membership Committee. She serves on the Board of Directors of the California Newspaper Publishers Association and is Chair of its Governmental Affairs Committee. She was a member of the Board of Directors of the Los Angeles Area Chamber of Commerce from January 2002 to June 2005.

Eddy W. Hartenstein. Mr. Hartenstein has agreed to be Non-Executive Chairman of the Board of Directors as of the distribution. Mr. Hartenstein served as Publisher and Chief Executive Officer of the Los Angeles Times since August 2008, where he was responsible for all aspects of print, digital and mobile operations of the country’s largest metropolitan daily news organization, as well as those of the Los Angeles Times Media Group’s portfolio. Prior to Tribune Company’s January 2013 change of ownership, he was also President and Chief Executive Officer of Tribune Company, one of the country’s leading multimedia companies, operating businesses in publishing, digital and broadcasting. He remains a member of the Board of Tribune Company and special advisor to the CEO. Previously, Hartenstein presided over the birth and growth of the satellite television industry. As a Vice President of Hughes Communications in 1981, he expanded Hughes’s acquisition and deployment of commercial communications satellites which served the broadcast and cable programming industries. In 1990, he was named President of a Hughes-owned subsidiary founded to develop direct-to-home satellite TV service. Mr. Hartenstein then transformed the concept into one of the most successful new product launches in consumer electronics history, propelling what became known as DirecTV into the nation’s leading digital, multichannel television service and helping establish digital TV as an innovative entertainment and distribution medium. He served as DirecTV’s Chairman and CEO through 2004, when the company was sold to News Corp. Currently, Mr. Hartenstein is a board member at Broadcom Corporation, City of Hope, SanDisk and Sirius XM Radio, where he also serves as lead independent director. In 2008, he was inducted into the Consumer Electronics Association Hall of Fame and in 2007 he received an Emmy® from the National Academy of Television Arts and Sciences for Lifetime Achievement. He was inducted into the Broadcasting & Cable Hall of Fame in 2002 and the National Academy of Engineering (NAE) in 2001. Mr. Hartenstein holds Bachelor of Science degrees in aerospace engineering and mathematics from California State Polytechnic University, Pomona and a Master of Science degree from Cal Tech.

Specific qualifications, experience, skills and expertise include:

—	Operating and management experience;

—	Core business skills, including financial and strategic planning; and

—	Deep understanding of our company, its history and culture.

David E. Dibble. Mr. Dibble has agreed to serve as a director of Tribune Publishing as of the distribution. Mr. Dibble was Executive Vice President, Central Technology at Yahoo!, Inc. from November 2008 to December 2013, where he held a variety of executive technology positions, including development of the company’s data centers and global technology infrastructure. From 2005 to 2007, Mr. Dibble served as Chief Technology Officer and Executive Vice President at First Data Corporation, a global electronic payment processing company. Prior to that, he had served in various senior technology roles at JPMorgan Chase & Co., Charles Schwab & Co. and Fidelity Investments. Mr. Dibble is a graduate of the University of Kansas, where he earned his B.S. in economics and undertook three years of graduate studies in economics, mathematics, and computer science. Mr. Dibble currently serves as a director of Hubub, Inc.

Specific qualifications, experience, skills and expertise include:

—	Operating and management experience;

—	Core business skills, including operations and strategic planning; and

—	Deep understanding of the technology industry.

Philip G. Franklin. Mr. Franklin has agreed to serve as a director of Tribune Publishing as of the distribution. Mr. Franklin is currently the Senior Vice President and Chief Financial Officer of Littelfuse, Inc., a manufacturer of electronic components. Prior to joining Littelfuse in 1998, he was Vice President and Chief Financial Officer of OmniQuip International, a private equity sponsored roll-up in the construction equipment industry. Previously, Mr. Franklin served as Chief Financial Officer for Monarch Marking Systems, a subsidiary of Pitney Bowes, and Hill Refrigeration. Earlier in his career, he worked in a variety of finance and general management positions at FMC Corporation. Mr. Franklin also currently serves as a director of TTM Technologies, Inc., where he is chairman of the audit committee. Mr. Franklin attended Dartmouth College, where he earned a bachelor’s degree in economics and an MBA at the Tuck School of Business.

Specific qualifications, experience, skills and expertise include:

—	Operating and management experience;

—	Core business skills, including financial and strategic planning; and

—	Expertise in finance and financial reporting.

Renetta McCann. Ms. McCann has agreed to serve as a director of Tribune Publishing as of the distribution. Ms. McCann is currently Chief Talent Officer at the advertising agency Leo Burnett Company, where she has led the People & Culture department and overseen the agency’s U.S. recruitment, training, benefits and talent management since September 2012. Prior to that, Ms. McCann was a contract consultant at BPI, a human capital consulting firm, from January 2012 to September 2012. Earlier in her career, Ms. McCann held various influential positions over two decades at Leo Burnett, including as CEO of Starcom MediaVest Group Worldwide and Chief Talent Officer of VivaKi. Ms. McCann attended Northwestern University, where she earned a B.S. in speech and a Masters of Science in learning and organizational change.

Specific qualifications, experience, skills and expertise include:

—	Operating and management experience;

—	Core business skills, including human resources management and strategic planning; and

—	Deep understanding of the media industry.

Ellen Taus. Ms. Taus has agreed to serve as a director of Tribune Publishing as of the distribution. Ms. Taus is the Chief Financial Officer and Treasurer of The Rockefeller Foundation, where she oversees the foundation’s audit, tax, budgeting, insurance and cash management functions since 2008. Prior to that, Ms. Taus served as the Chief Financial Officer of Oxford University Press USA, where she oversaw the organization’s U.S. business operations. From 1999 to 2003, Ms. Taus served as Chief Financial Officer for the Electronic Publishing Division of The New York Times Company after having been the company’s Vice President and Treasurer for three years. Earlier in her career, she worked in corporate finance for RH Macy and was the Chief Financial Officer for the American Museum of the Moving Image. A graduate of Northwestern University with a B.A. in Economics, Ms. Taus holds an M.B.A. in Finance and Marketing from Columbia University. She currently serves on the Stewardship Committee of the Audubon Society of New York and is Treasurer and a member of the Board of Directors of Common Ground, a New York-based housing and homelessness prevention organization, and of Comprehensive Development Inc., a New York City education organization.

Specific qualifications, experience, skills and expertise include:

—	Expertise in finance and financial reporting;

—	Core business skills, including financial, audit and strategic planning; and

—	Deep understanding of the publishing industry.

Corporate Governance

Board Composition and Director Independence

We expect that, upon completion of the distribution, our amended and restated certificate of incorporation will provide that directors are appointed and hold office for one-year terms, to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our amended and restated by-laws. Under our amended and restated by-laws, our Board of Directors will consist of such number of directors as may be determined from time to time by resolution of the Board of Directors, but in no event may the number of directors be less than one. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws—Size of Board and Vacancies; Removal.”

All directors following completion of the distribution, other than Mr. Griffin and Mr. Hartenstein, are expected to meet the New York Stock Exchange listing standards for independence.

Committees of Our Board of Directors

Effective upon the completion of the distribution, our Board of Directors will have the following committees, each of which will operate under a written charter that will be available on our website prior to the distribution.

Audit Committee

The Audit Committee, which following the distribution will consist of Mr. Franklin (Chair), Mr. Dibble and Ms. Taus, has the responsibility for, among other things, assisting the Board of Directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements and our code of business conduct and ethics. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

Mr. Franklin is expected to be identified as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC.

Compensation Committee

The Compensation Committee, which following the distribution will consist of Ms. Taus (Chair), Mr. Dibble and Ms. McCann, has the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which following the distribution will consist of Ms. McCann (Chair) and Mr. Franklin, has the responsibility, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our Board of Directors, reviewing the composition of the Board of Directors and its committees, developing and recommending to the Board of Directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon completion of the distribution.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Prior to the completion of the distribution, our Board of Directors will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics for directors, officers, and employees. The Corporate Governance Guidelines will set forth our policies and procedures relating to corporate governance effective as of the completion of the distribution and will comply with the requirements of the New York Stock Exchange. Our Corporate Governance Guidelines will be available on our website as of the time of our listing on the New York Stock Exchange. The Code of Business Conduct and Ethics will be applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers effective as of the time of our listing on the New York Stock Exchange, in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. Our Code of Business Conduct and Ethics will be available on our website as of the time of our listing on the New York Stock Exchange.

Director Nomination Process

As discussed above, we intend to establish a Nominating and Corporate Governance Committee which will develop criteria for filling vacant Board of Directors positions, taking into consideration such factors as it deems appropriate, including the candidate’s education and background, his or her general business experience and familiarity with our business and whether he or she possesses unique expertise or perspective that will be of value to us. After completing this evaluation, the Nominating and Corporate Governance Committee will make recommendations to the full Board of Directors which in turn will make the final determination whether to nominate or appoint the new director after considering the Nominating and Corporate Governance Committee’s recommendation.

EXECUTIVE COMPENSATION

Introduction

Prior to the distribution, we have been a wholly-owned subsidiary of Tribune. Until the distribution, our compensation decisions will be made by Tribune’s senior management and the compensation committee of Tribune’s board of directors. The compensation program for our executive officers following the distribution has not yet been determined, but we expect that it will generally include base salary, an annual cash bonus and long term equity awards, on the terms described under “—Key Elements of Expected Compensation from Tribune Publishing Company”.

Effective upon completion of the distribution, our board of directors will have a Compensation Committee. See “Management—Corporate Governance—Committees of our Board of Directors—Compensation Committee.” Following the distribution, our Compensation Committee will commence to oversee, evaluate and review all aspects of compensation and may make adjustments to the compensation arrangements that we currently have in place with our executive officers that the Compensation Committee believes are appropriate.

Compensation Philosophy

To date, the compensation philosophy of our company has been determined by Tribune and its compensation committee. Following the distribution, our Compensation Committee will review and consider this philosophy and may make adjustments as appropriate. The current compensation philosophy for our company aims to achieve the following:

—	Attract and retain top talent;

—	Motivate and reward the performance of senior executives in support of achievement of strategic, financial and operating performance objectives;

—	Ensure that our total compensation packages are competitive in comparison to those offered by our peers and that our compensation practices are consistent with high standards of corporate governance and best practices within our industry; and

—	Align our executives’ interests with the long-term interests of our stockholders.

Primary Elements of Compensation

Base Salary. Base salary is the fixed portion of an executive officer’s annual cash compensation and is intended to provide compensation for expected day-to-day performance. Each of our executive officers is currently paid base salary. Factors that we expect our Compensation Committee will consider in making determinations about the base salaries for our executive officers following the distribution include the context of the executive officer’s particular position, responsibilities associated with that position, length of service with the company, experience, expertise, knowledge and qualifications, the industry in which we operate, recruitment and retention factors, the executive officer’s individual compensation history, salary levels of our other executives and similarly situated executives at comparable companies. As further described below, Tribune Publishing Company, LLC (“Publishing LLC”), a wholly-owned subsidiary of Tribune (which subsidiary will be transferred to Tribune Publishing Company at the distribution), is party to employment agreements with our Chief Executive Officer and Chief Financial Officer that provide for a specified or minimum base salary determined in accordance with these criteria. See “—Key Elements of Expected Compensation from Tribune Publishing Company”.

Annual Bonuses. Our executive officers also are eligible for annual bonuses. For the current 2014 fiscal year, Tribune’s compensation committee has established the applicable percentages and metrics, but we expect that following the distribution our Compensation Committee may make appropriate adjustments to reflect that the distribution has occurred and our new status as an independent publicly-traded company. Also, we expect that for future years our Compensation Committee will establish target cash bonus percentages for our executives based on an annual bonus framework which will foster a performance-driven, pay-for-performance culture that aligns our executive officers’ interests with those of our stockholders while also rewarding the executive officers for superior individual achievements. We anticipate that following the distribution these annual bonuses will be made under the Tribune Publishing Company 2014 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). Tribune’s compensation committee approved the Omnibus Incentive Plan on April 1, 2014. For further detail, see “—New Omnibus Incentive Plan”. Also, as described below, Publishing LLC is party to employment agreements with our Chief Executive Officer and Chief Financial Officer that provide for annual cash bonuses to them as a percentage of their respective annual base salary, subject to their achievement of company and individual performance criteria, which to date has been determined by Tribune’s compensation committee and which following the distribution will be determined by our Compensation Committee. See “—Key Elements of Expected Compensation from Tribune Publishing Company”.

Long-Term Equity-Based Incentive Awards. We anticipate that following the distribution our executive officers will be eligible to receive long-term equity or equity-based awards under the Omnibus Incentive Plan. For a description of the Omnibus Incentive Plan, see”—New Omnibus Incentive Plan”. As of the distribution, our Compensation Committee will commence to oversee, evaluate and review the Omnibus Incentive Plan. The Omnibus Incentive Plan provides a framework for granting equity awards to our executives to align their compensation with the long-term performance of our company and link their interests directly with those of our stockholders. Also, as described below, Publishing LLC is party to employment agreements with our Chief Executive Officer and Chief Financial Officer that provide for equity awards to be made to them on an annual basis during the term of his employment agreement beginning with 2014 in the case of our Chief Executive Officer and for 2014 and 2015 in the case of our CFO.

No equity awards have yet been granted to our executive officers in 2014. We expect that shortly following the distribution, Tribune Publishing will grant them a mix of Tribune Publishing stock options and restricted stock units under the Omnibus Incentive Plan, in amounts and on terms and conditions to be determined by Tribune Publishing’s compensation committee. Although the specific terms of these stock options and restricted stock units have not yet been determined, we expect those awards will reflect the general terms provided in the Omnibus Incentive Plan, including with respect to rights upon termination of employment and a change in control. For a description of those general terms, see “—New Omnibus Incentive Plan”.

In addition, our initial executive officers (other than our Chief Executive Officer and Chief Financial Officer) currently hold Tribune equity awards. Pursuant to the Employee Matters Agreement, their Tribune equity awards will be converted into Tribune Publishing equity awards in connection with, and effective upon, the distribution. See “Relationships between Tribune and Tribune Publishing following the Distribution—Employee Matters Agreement”.

This means that, effective upon the distribution, our executive officers will hold equity awards representing Tribune Publishing common stock.

Executive Officers of Tribune Publishing Company

We anticipate that our initial named executive officers following the distribution will be:

—	John H. Griffin, Jr., Chief Executive Officer

—	John B. Bode, Chief Financial Officer

—	Tony Hunter, Publisher and Chief Executive Officer of Chicago Tribune Company

—	Timothy E. Ryan, Publisher and Chief Executive Officer, The Baltimore Sun and The Morning Call

—	Howard Greenberg, Publisher and Chief Executive Officer, Orlando Sentinel and South Florida Sun-Sentinel

Tribune Publishing Company was formed in connection with the distribution, and none of our executive officers were appointed to a position with Tribune Publishing Company before January 1, 2014.

Key Elements of Expected Compensation from Tribune Publishing Company

John H. Griffin, Jr.

On March 3, 2014, Publishing LLC entered into an employment agreement with Mr. John H. Griffin, Jr., which provides for him to serve as our Chief Executive Officer effective April 14, 2014 until March 31, 2017. Either Mr. Griffin or we may request to negotiate a renewal of his employment agreement by written request no later than 180 days prior to March 31, 2017. Following the distribution, we will continue to be bound by this employment agreement through its term.

Pursuant to his employment agreement, Mr. Griffin will receive an annual base salary of $1,000,000. He will also be entitled to receive an annual cash bonus with a target of 100% of base salary, which shall be pro-rated for 2014 to reflect his actual period of employment for 2014.

Mr. Griffin’s employment agreement provides that beginning with 2014 and through the term of his employment agreement, he will receive annual grants of Tribune Publishing equity awards having an aggregate fair market value of $1,500,000 based on the fair market value on the grant date. The equity awards shall be subject to such other terms as set forth in the Omnibus Incentive Plan and applicable award agreements.

Mr. Griffin is entitled to participate in the benefit plans and programs to be adopted by us, including any medical, dental, life, and 401(k) plans. Additionally, Mr. Griffin’s employment agreement provides for certain payments and benefits to him upon his separation from us as described in “—Potential Payments Upon Termination”.

Mr. Griffin’s employment agreement also contains certain restrictive covenants for our benefit, including his agreement not to compete with us or solicit or hire our employees during his employment and during the one year period following termination of his employment. He is also required to maintain the confidentiality of our confidential information.

John B. Bode

On September 11, 2013, Publishing LLC entered into an employment agreement with Mr. John B. Bode, which provides for him to serve as our Chief Financial Officer effective September 30, 2013 for a term of two years. Following the distribution, we will continue to be bound by this employment agreement through its term.

Pursuant to his employment agreement, Mr. Bode will receive an annual base salary of $450,000. He will also be entitled to receive an annual cash bonus with a target of 75% of base salary.

Mr. Bode’s employment agreement provides that for 2014 and 2015, subject to his continued employment, he will receive annual equity grants having an aggregate fair market value of $450,000 on the grant date, of which half of the award will be stock options and half restricted stock units. These equity awards will vest in four equal annual installments over a four year period from the grant date and otherwise be subject to such other terms as set forth in the Omnibus Incentive Plan and applicable award agreements.

Mr. Bode is entitled to participate in the benefit plans and programs to be adopted by us, including any medical, dental, vision, life, disability, retirement and other health and welfare plans. Additionally, Mr. Bode’s employment agreement provides for certain payments and benefits to him upon his separation from us as described in “—Potential Payments Upon Termination”.

Mr. Bode’s employment agreement also contains certain restrictive covenants for our benefit, including his agreement not to solicit or hire our employees during his employment and during the 12-month period following termination of his employment. He is also required to maintain the confidentiality of our confidential information.

Messrs. Hunter, Ryan and Greenberg

The amount and timing of any compensation, including equity-based compensation, to be paid to Mr. Hunter, Mr. Ryan and Mr. Greenberg following the distribution will be determined by our Compensation Committee. Any annual cash bonuses and awards of equity-based compensation to them are expected to be made pursuant to the Omnibus Incentive Plan, which is described in “—New Omnibus Incentive Plan”.

Potential Payments Upon Termination

The employment agreements of each of Mr. Griffin and Mr. Bode provide for certain payments and benefits upon a separation from us. There are no similar arrangements currently in place with respect to Messrs. Hunter, Ryan or Greenberg.

John H. Griffin, Jr.

Pursuant to his employment agreement, if we terminate Mr. Griffin’s employment without cause (and other than due to death or disability) or he resigns for good reason or we do not renew his employment agreement for a term of at least one year on substantially equivalent terms, subject to his execution and non-revocation of a release of claims, we will pay him, in addition to his previously accrued compensation, severance of $2,000,000 over a 12 month period and bear the cost we would otherwise pay during such period for him to continue his health and dental insurance benefits, at active employee rates (until he otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Also, effective upon such an involuntary termination of his employment, a portion of any equity awards granted under his employment agreement that are then unvested but would have vested in the ordinary course over the one year period following his termination of employment will become vested. The terms “cause” and “good reason” are defined in his employment agreement.

John B. Bode

Pursuant to his employment agreement, if we terminate Mr. Bode’s employment without cause (and other than due to death or disability), subject to his execution and non-revocation of a release of claims, we will pay him, in addition to his previously accrued compensation, severance in a lump sum payment equal to 12 months of his base salary over a 12 month period. The term “cause” is defined in his employment agreement.

Other Named Executive Officers

The amount and timing of any termination pay or benefits that would be paid to any of Messrs. Hunter, Ryan or Greenberg following the distribution will be determined by our Compensation Committee in accordance with non-binding severance guidelines that we intend for our Board of Directors to approve before the distribution. The guidelines will permit severance pay to any of them who is terminated without cause (as defined therein) in the amount of 12 weeks base salary or, if greater, the sum of two weeks base salary plus one additional week of base salary for each year of employment after his first year of employment. This amount may be modified in our Compensation Committee’s discretion. Any such payment will be conditioned on the named executive officer’s execution and non-revocation of a release of claims. The consequences of a termination of their employment upon any equity awards granted to them will be provided in the applicable award agreements and the Omnibus Incentive Plan.

New Omnibus Incentive Plan

On April 1, 2014, Tribune’s compensation committee, acting for Tribune as Tribune Publishing’s sole shareholder, approved the Tribune Publishing Company 2014 Omnibus Incentive Plan, the terms of which are summarized below.

General

The purposes of the Omnibus Incentive Plan are to attract and retain key personnel, including non-employee directors, and to provide a means whereby directors, officers, employees, consultants and advisors of Tribune Publishing and its affiliates can acquire and maintain an equity interest in Tribune Publishing, or be paid incentive compensation, thereby strengthening their commitment to the welfare of Tribune Publishing and its affiliates and aligning their interests with those of Tribune Publishing’s shareholders. In addition, the Omnibus Incentive Plan is expected to provide for the assumption of certain awards pursuant to the adjustment of awards granted under the current Tribune Company 2013 Equity Incentive Plan, as described in the Employee Matters Agreement. See “Relationships between Tribune and Tribune Publishing following the Distribution—Employee Matters Agreement”.

Eligibility

In addition to individuals who hold outstanding adjusted awards, persons who serve as employees, officers, non-employee directors, consultants and advisors of Tribune Publishing or its affiliates will be eligible to be granted awards under the Omnibus Incentive Plan.

Administration

The Omnibus Incentive Plan will be administered by the Compensation Committee or such other committee as the Board of Directors of Tribune Publishing may from time to time designate (the “Plan Committee”). Among other things, the Plan Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of Tribune Publishing common stock to be covered by each award, and to determine the terms and conditions of any such awards. The Plan Committee may delegate all or any portion of this authority to any person or persons, other than with respect to awards to officers or directors of Tribune Publishing subject to the reporting requirements of Section 16(a) of the Exchange Act, and only to the extent that such delegation is permitted under applicable law. The Plan Committee, pursuant to the terms of the Omnibus Incentive Plan, will also make all other necessary decisions and interpretations under the Omnibus Incentive Plan. Prior to the distribution, the Compensation Committee of the Tribune Company will serve as the Plan Committee and will authorize the awards to be made under the Omnibus Incentive Plan, including awards made in substitution for awards currently outstanding under the Tribune Company 2013 Equity Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

Under the Omnibus Incentive Plan, the Plan Committee may grant awards of various types of compensation, including stock options (which may be either incentive stock options or non-qualified stock options), stock appreciation rights (“SARs”), restricted stock and restricted stock units (“RSUs”), performance shares and performance units, dividend equivalents, cash awards and other types of equity-based awards.

The maximum number of shares of common stock of Tribune Publishing that may be issued under the Omnibus Incentive Plan will be 10% of Tribune Publishing’s common stock outstanding immediately after the distribution, all of which may be issued in the form of incentive stock options. Shares issued under the Omnibus Incentive Plan may be authorized but unissued shares, shares held in the treasury of Tribune Publishing, shares purchased on the open market or by private purchase, or a combination of the foregoing.

For those awards intended to qualify as performance-based compensation under 162(m) of the Code, during a calendar year, no single participant may be granted (a) more than 250,000 stock options, stock appreciation rights or any other award based solely on the increase in value of the common stock from the date of grant, (b) more than 200,000 performance shares, performance units to be settled in common stock or other stock-based awards, or (c) performance units to be settled in cash or cash awards with a value of more than $3,000,000 (or the equivalent of such amount denominated by the participant’s local currency).

Any shares covered by an award granted under the Omnibus Incentive Plan will be deemed to have been used in settlement of awards whether or not they are actually delivered, provided that if the fair market value equivalent of such shares is paid in cash, such shares will again become available for other awards under the Omnibus Incentive Plan. In addition, any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the Omnibus Incentive Plan will again become available for issuance. To the extent that any award expires, terminates, is canceled or forfeited, including if shares are not issued on the settlement of awards, without the participant having received any benefit therefrom, the shares covered by such award will again become available for awards under the Omnibus Incentive Plan. The Omnibus Incentive Plan permits Tribune Publishing to issue substitute awards to service providers of companies acquired by Tribune Publishing, but those substitute awards would not count against the share maximum listed above.

The number of shares of common stock or other securities covered by outstanding awards (including the various maximum limitations), the number and kind of shares or other property that may be delivered under the Omnibus Incentive Plan, the exercise or purchase price of each outstanding award, and the other terms of outstanding awards, will be subject to adjustment by the Plan Committee in the event of any dividend, recapitalization, stock split, reorganization, merger, spin-off, repurchase or other similar corporate transaction or event affecting the common stock (including, but not limited to, a change in control). Any such adjustment would not be considered repricing for purposes of the prohibition on repricing described below.

As indicated above, several types of grants can be made under the Omnibus Incentive Plan. A summary of these grants is set forth below. The Omnibus Incentive Plan will govern Tribune Publishing options and Tribune Publishing restricted stock units that convert from existing Tribune options and Tribune restricted stock units in connection with the distribution as well as other award grants made at the time of or following the distribution pursuant to the Omnibus Incentive Plan.

Stock Options and Stock Appreciation Rights

The Plan Committee may grant awards of stock options and SARs under the Omnibus Incentive Plan. The stock options may be either “incentive stock options” (as that term is defined in Section 422 of the Code), which provide the recipient with favorable tax treatment, or options that are not incentive stock options (“non-qualified stock options”). The terms of options and SARs will be as determined by the Plan Committee and reflected in the award agreements, but the exercise period for any stock options and SARs awarded under the Omnibus Incentive Plan may not extend beyond ten years from the date of grant. The Plan Committee has the authority to determine the terms and conditions of the stock options and SARs, including the number of shares subject to each stock option and SAR, the vesting and exercise schedule of each stock option and SAR, and the exercise price of each option and strike price of each SAR (which must be at least the fair market value of the stock underlying the award on the date of grant).

The exercise price of the options (and any applicable required withholding taxes) will be payable in any manner approved by the Plan Committee or provided in an applicable award agreement which may include, but is not limited to, cash, Tribune Publishing common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by a “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise.

SARs are similar to stock options, except that no exercise price is required to be paid. Upon exercise of a SAR, the participant will receive payment equal to the increase in the fair market value of a share of common stock on the date of exercise over the strike price (which is no less than the fair market value of a share of common stock on the date of grant) times the number of shares of common stock as to which the SAR is being exercised. The payment will be made in cash, in shares of common stock of Tribune Publishing, or any combination thereof. Any fractional shares of common stock will be settled in cash.

Except as otherwise provided in an award, employment, consulting, change in control, severance or other agreement between a participant and Tribune Publishing or an affiliate, if a participant’s service is terminated by reason of death or disability, all stock options and SARs held by the participant at the date of termination will vest and become exercisable and will remain exercisable until the earlier of (i) the first anniversary of such termination or (ii) the expiration date of the option or SAR. If a participant’s service is terminated by reason of retirement, the unvested portion of an option or SAR will vest and the vested portion of such awards will become exercisable until the earlier of (i) the third anniversary of such termination or (ii) the expiration date of the option or SAR. Upon termination of service for “cause” (as defined in the Omnibus Incentive Plan), all stock options and SARs (whether or not then vested and exercisable) will be immediately cancelled. If a participant’s service is terminated for any other reason, any stock options and SARs held by the participant that have not become vested and exercisable will be immediately cancelled and any stock options and SARs that have become vested and exercisable will remain exercisable for 90 days following such termination.

The Omnibus Incentive Plan prohibits repricing of options and SARs without shareholder approval.

Restricted Stock and RSUs

The Plan Committee may grant awards of restricted stock and RSUs under the Omnibus Incentive Plan. The Plan Committee has the authority to determine the terms and conditions of the restricted stock and RSUs, including the restricted periods during which the awards are subject to forfeiture. Upon expiration of the restricted period with respect to restricted stock, the restricted stock will no longer be subject to forfeiture and, upon expiration of the restricted period with respect to each RSU, Tribune Publishing will deliver a share of common stock, or at the Plan Committee’s discretion, cash or a combination of shares of common stock and cash.

Except as otherwise provided in an award, employment, consulting, change in control, severance or other agreement between a participant and Tribune Publishing or an affiliate, if a participant’s service is terminated by reason of death, disability, or retirement, the unvested portion of any restricted stock or RSUs held by the participant will become vested and no longer be forfeitable as of the date of termination. If a participant’s service is terminated for any other reason, any unvested portion of any restricted stock or RSU held by the participant will terminate and be forfeited.

Performance Awards; Performance Criteria

The Plan Committee may grant awards of performance shares, performance units or cash awards (collectively, the “Performance Awards”) under the Omnibus Incentive Plan based upon the achievement of specified performance objectives or the occurrence of other events, as determined by the Plan Committee in its discretion. The Plan Committee has the authority to determine other terms and conditions of the Performance Awards, including conditioning payment on the participant’s completing a minimum period of service following the grant date.

The Plan Committee may establish performance goals applicable to any Performance Award. When establishing a performance goal, the Plan Committee will determine the performance cycle over which performance against the goal will be measured and the amount of cash or number or value of shares of common stock that may be earned based on the level of the performance goal achieved. Additional provisions that relate to the setting of the performance goal, certifying achievement of performance against the goal and the amount earned, and exercising negative discretion to reduce the amount earned and that apply to awards made to executive officers are intended to meet the tax deductibility rules for “performance-based” compensation under Section 162(m) of the Code.

The Omnibus Incentive Plan provides that the Plan Committee may base the performance goals upon one or more of the following performance criteria: (A) net or operating income (before or after taxes); (B) earnings before taxes, interest, depreciation and/or amortization (“EBITDA”); (C) net income before equity in earnings of unconsolidated affiliates, income tax expense, loss on early debt extinguishment, interest and other (expense) income, realized gain (loss) on investments, interest expense, equity-based compensation expense, related party management fees, restructuring charges and depreciation and amortization expense and net income attributable to noncontrolling interests (“Adjusted EBITDA”); (D) basic or diluted earnings per share or improvement in basic or diluted earnings per share; (E) sales (including, but not limited to, total sales, net sales and revenue growth); (F) net operating profit; (G) financial return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales and revenue); (H) cash flow measures (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment); (I) productivity ratios (including, but not limited to, measuring liquidity, profitability and leverage); (J) share price (including, but not limited to, growth measures and total shareholder return); (K) expense/cost management targets; (L) margins (including, but not limited to, operating margin, net income margin, cash margin, gross, net or operating profit margins, EBITDA margins and Adjusted EBITDA margins); (M) operating efficiency; (N) market share or market penetration; (O) customer targets (including, but not limited to, customer growth and customer satisfaction); (P) working capital targets or improvements; (Q) economic value added; (R) balance sheet metrics (including, but not limited to, inventory, inventory turns, receivables turnover, net asset turnover, debt reduction, retained earnings, year-end cash, cash conversion cycle and ratio of debt to equity or to EBITDA); (S) workforce targets (including, but not limited to, diversity goals, employee engagement or satisfaction, employee retention and workplace health and safety goals); (T) implementation, completion or attainment of measurable objectives with respect to research and development, key products or key projects, lines of business, acquisitions and divestitures and strategic plan development and/or implementation; (U) comparisons with various stock market indices, peer companies or industry groups or classifications with regard to one more of these criteria. At any time when Section 162(m) is not applicable to Tribune Publishing and the Omnibus Incentive Plan and for persons whose compensation is not subject to Section 162(m) of the Code, performance goals may be based on such other criteria as may be determined by the Plan Committee. Performance criteria may be established on a company-wide basis or with respect to one or more business units, divisions or affiliates. When establishing performance criteria for a performance cycle, the Plan Committee may exclude any or all charges or costs associated with restructurings for Tribune Publishing or any subsidiary, discontinued operations, other unusual or non-recurring items, the cumulative effects of accounting changes, or such other objective factors as the Plan Committee deems appropriate.

Unless otherwise provided in an award, employment, consulting, change in control, severance or other agreement between a participant and Tribune Publishing or an affiliate, if a participant’s service is terminated by reason of death, disability, or retirement during the performance cycle, unvested cash awards will terminate and be forfeited and unvested performance shares and performance units will be deemed to be earned and become vested and/or paid out on the basis of actual achievement of the performance goals for such performance cycle, prorated for the portion of the performance cycle prior to such termination of service. If a participant’s service is terminated for any other reason, the unvested Performance Awards will immediately be terminated and forfeited (unless otherwise provided in an award, employment, consulting, change in control, severance or other agreement).

Other Stock-Based Awards

The Plan Committee may grant other equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan.

Dividends and Dividend Equivalents

The Plan Committee may, in its discretion, grant dividends or dividend equivalents to a participant in tandem with another award or as freestanding awards. Except in the event of a corporate transaction that results in the adjustment of such awards under the provisions of the Omnibus Incentive Plan, no dividend equivalents may be credited in respect of options or SARs.

Effect of a Change in Control

Upon a change in control, unless otherwise determined by the Plan Committee or as provided in a participant’s award, employment, consulting, change in control, severance or other agreement, no cancellation, acceleration of exercisability or vesting, lapse of any restricted period or settlement or other payment shall occur with respect to any outstanding awards, if the Plan Committee reasonably determines in good faith, prior to the occurrence of the change in control, that such outstanding awards will be honored or assumed or new rights substituted therefore (such honored, assumed or substituted awards, “Alternative Awards”). Alternative Awards must provide a participant with substantially equivalent rights and entitlements and provide for accelerated vesting in the event a participant’s employment is terminated without “cause” within 12 months after the change in control.

If the Plan Committee reasonably determines in good faith, prior to the occurrence of the change in control, that no Alternative Awards will be provided, then, (A) each outstanding option and SAR will vest and be canceled in exchange for a cash payment equal to (x) the excess, if any, of the change in control price over the exercise price of such option or SAR, multiplied by (y) the aggregate number of shares of common stock covered by such award; (B) each outstanding Performance Award with a performance cycle in progress at the time of the change in control shall be deemed to be earned and become vested and paid out based on the performance goals achieved as of the date of the change in control (which performance goals shall be pro-rated, if necessary or appropriate, to reflect the portion of the performance cycle that has been completed), and all other Performance Awards shall terminate and be forfeited upon consummation of the change in control; (C) cash awards that are vested but unpaid shall be paid in cash; and (D) each outstanding restricted stock, RSU and other stock-based awards shall vest, the restricted period (if any) on all such outstanding awards shall lapse and be canceled in exchange for a cash payment equal to (x) the change in control price, multiplied by (y) the aggregate number of shares of common stock covered by such award; provided, however that no award that is subject to Section 409A of the Code shall be canceled in exchange for a cash payment unless such payment may be made without the imposition of any additional taxes or interest under Section 409A of the Code.

The Plan Committee may determine, in its discretion, to cancel some or all awards in exchange for a cash payment based on the change in control price. The Plan Committee may also, in its discretion, accelerate the exercisability or vesting or lapse of any restricted period with respect to all or any portion of any outstanding award.

Amendment and Termination

The board of directors of Tribune Publishing may amend or terminate the Omnibus Incentive Plan at any time, but no amendment or termination may materially and adversely affect the rights of any participant without the participant’s consent. Amendments to the Omnibus Incentive Plan will require shareholder approval if such approval is required by tax or regulatory law or requirement. The Omnibus Incentive Plan, therefore, cannot be amended to remove the prohibition on re-pricing or to permit the grant of options or SARs at below fair market value exercise prices without stockholder approval.

DIRECTOR COMPENSATION

Prior to the distribution, we have been a wholly-owned subsidiary of Tribune and, during that time, decisions about director compensation for our company were made by Tribune’s compensation committee. Following the distribution, director compensation will be reviewed by our Compensation Committee. Accordingly, Tribune’s compensation committee has approved a director compensation program for our non-employee directors, with the following features, which shall apply upon completion of the distribution.

Each of our non-employee directors will receive an annual cash retainer of $70,000 and an annual equity retainer of an award of restricted stock units of Tribune Publishing with a fair market value equal to $80,000 on the date of grant. The awards of restricted stock units will be granted pursuant to the Omnibus Incentive Plan, on terms and conditions to be determined by our Compensation Committee.

Additionally, under the program, a non-employee director appointed to serve as chairman of the Board of Directors will receive an annual equity retainer of an award of restricted stock units of Tribune Publishing with a fair market value equal to $50,000 on the date of grant. This award of restricted stock units will be granted pursuant to the Omnibus Incentive Plan. Also, a non-employee director appointed to serve as the chair of the Audit Committee will receive an additional annual cash retainer of $20,000, a non-employee director appointed to serve as the chair of the Compensation Committee will receive an additional cash retainer of $15,000, and a non-employee director appointed to serve as the chair of the Nominating and Corporate Governance Committee will receive an additional cash retainer of $10,000.

Under this program, no directors’ fees will be paid to Mr. Griffin for his service as a member of our board of directors, because his responsibilities as a director are considered an element of his employment for which he is otherwise compensated. See “Executive Compensation—Primary Elements of Compensation”.

Prior to the distribution, Mr. Hartenstein served in various capacities within Tribune pursuant to an employment agreement with Tribune, including most recently as Publisher and Chief Executive Officer of the Los Angeles Times and a special advisor to the CEO of Tribune. Mr. Hartenstein will resign from these positions prior to the distribution and become the Non-Executive Chairman of our Board of Directors. During his service, Mr. Hartenstein received certain equity awards in respect of Tribune common stock, including stock options and restricted stock units. Mr. Hartenstein’s previously granted Tribune stock options and restricted stock units continue to be outstanding and will be converted in the distribution into awards related to Tribune Publishing common stock using the same conversion formula as will apply generally to employees of Tribune Publishing. Mr. Hartenstein will be credited for all purposes of such awards with his service as Non-Executive Chairman of the Board of Directors. Tribune will remain responsible for all other compensation payable to Mr. Hartenstein for his services prior to the distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of Tribune Publishing’s common stock will be owned beneficially and of record by Tribune. The following table sets forth information regarding the anticipated beneficial ownership of Tribune Publishing’s common stock immediately following the completion of the distribution for (A) each person who is known by us to beneficially own an amount of issued and outstanding Tribune Class A common stock, Class B common stock or Warrants which would represent beneficial ownership of more than 5% of the shares of common stock of Tribune Publishing immediately following the completion of the distribution and (B) each of (1) our directors, (2) our executive officers and (3) our directors and executive officers as a group. The beneficial ownership of Tribune Publishing’s common stock presented in the table is based on our knowledge of the beneficial ownership of Tribune Class A common stock, Class B common stock and Warrants as of April 30, 2014, and the distribution of 0.25 of a share of Tribune Publishing common stock for each share of Tribune Class A common stock, Class B common stock or Warrant. Because Tribune is not an SEC reporting company as of the date hereof, and thus Tribune’s significant stockholders are not subject to the reporting requirements of Section 13 of the Exchange Act, there may be additional persons, currently unknown to us, who own an amount of issued and outstanding Tribune Class A common stock, Class B common stock or Warrants which would represent beneficial ownership of more than 5% of the shares of common stock of Tribune Publishing immediately following the completion of the distribution. Unless otherwise indicated, the address for each beneficial owner who is also a director or executive officer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Common Stock Beneficially Owned
Name	Number of Shares Beneficially Owned	Percent of Class(1)
Oaktree Tribune, L.P.(2)	4,691,371	18.5%
Investment funds managed by Angelo, Gordon & Co. L.P.(3)	2,244,452	8.8%
Entities affiliated with JPMorgan Chase Bank, N.A.(4)	2,133,706	8.4%
Franklin Mutual Advisers LLC(5)	1,596,478	6.3%
John H. Griffin, Jr.		*
John B. Bode		*
Howard Greenberg		*
Tony Hunter		*
Timothy E. Ryan		*
Julie K. Xanders		*
Eddy W. Hartenstein		*
David E. Dibble	—	—
Philip G. Franklin	—	—
Renetta McCann	—	—
Ellen Taus	—	—
All directors and executive officers as a group (11 persons)

*	Represents beneficial ownership of less than one percent (1%).
(1)	Applicable percentage of ownership is based on 93,200,158 shares of Tribune Class A common stock, 2,946,097 shares of Tribune Class B common stock and 4,001,745 Warrants outstanding as of April 30, 2014.
(2)

According to information provided to Tribune by Oaktree Capital Management, L.P., as of April 30, 2014, Oaktree Tribune, L.P. beneficially owned 18,765,484 shares of Tribune Class A common stock. The general partner of Oaktree Tribune, L.P. is Oaktree AIF Investments, L.P. (“AIF Investments”). The general partner of AIF Investments is Oaktree AIF Holdings, Inc. (“AIF Holdings”). The holder of all of the voting shares of AIF Holdings is Oaktree Capital Group Holdings, L.P. (“OCGH”). The general partner of OCGH is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). The media company business of OCGH GP is managed by a media company committee, which controls the decisions of OCGH GP with respect to the vote and disposition of the shares held by Oaktree Tribune, L.P. The members of such committee are Howard S. Marks, Bruce A. Karsh, John B. Frank, David M. Kirchheimer and Stephen A. Kaplan. Excludes 15,400 shares of Tribune Class A common stock held by OCM FIE, LLC, an Oaktree affiliated entity. The address of Oaktree Tribune, L.P. is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(3)	According to information provided to Tribune by Angelo, Gordon & Co. L.P., as of April 30, 2014, investment funds managed by Angelo, Gordon & Co. L.P. beneficially owned 8,977,808 shares of Tribune Class A common stock. The address of Angelo, Gordon & Co. L.P. is 245 Park Ave, 26th Floor, New York, NY 10167.
(4)	According to information provided to Tribune by JPMorgan Chase & Co., as of April 30, 2014, certain subsidiaries of JPMorgan Chase & Co. beneficially owned 8,059,046 shares of Tribune Class A common stock and 475,778 shares of Tribune Class B common stock. JPMorgan Chase & Co. is a publicly traded company. The address of JPMorgan Chase & Co. is 270 Park Ave., New York, NY 10017.
(5)	According to information provided to Tribune by Franklin Mutual Advisers LLC, as of April 30, 2014, investment funds managed by Franklin Mutual Advisers LLC beneficially owned 3,873,380 shares of Tribune Class A common stock, 2,374,063 shares of Tribune Class B common stock and 138,469 Warrants. The address of Franklin Mutual Advisers LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

Prior to the completion of the distribution, we expect that our Board of Directors will approve policies and procedures with respect to the review and approval of certain transactions between Tribune Publishing and a “Related Person” (a “Related Person Transaction”), which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, any Related Person Transaction will be required to be reported to the legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, we expect that a “Related Person Transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Tribune Publishing (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person”, as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of Tribune Publishing or a nominee to become a director of Tribune Publishing; any person who is known to be the beneficial owner of more than five percent of Tribune Publishing common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Related Person Transactions

Registration Rights Agreement

In connection with the distribution, we expect that Tribune Publishing, investment funds affiliated with Oaktree Capital Management, L.P. (the “Oaktree Funds”), entities affiliated with JPMorgan Chase Bank, N.A. (the “JPMorgan Entities”) and investment funds managed by Angelo, Gordon & Co., L.P. (the “Angelo Gordon Funds”) will enter into a registration rights agreement (the “Registration Rights Agreement”) which will grant the Oaktree Funds, the JPMorgan Entities and the Angelo Gordon Funds specified demand and piggyback registration rights with respect to the Tribune Publishing’s common stock. Under the Registration Rights Agreement, we will be required to use reasonable best efforts to effect the registration under the Securities Act of our common stock as requested by the holders of our securities that are a party to the Registration Rights Agreement, at our own expense. In addition, if we determine to register our common stock under the Securities Act, such holders will have the right to require us to use our reasonable best efforts to include in our registration statement shares of our common stock held by them, subject to certain limitations. The Registration Rights Agreement will also provide for us to indemnify certain of our stockholders in connection with the registration of our common stock. This summary is qualified in its entirety by reference to the Registration Rights Agreement, the form of which is filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.

Agreements with Tribune

See “Relationships Between Tribune and Tribune Publishing Following the Distribution” for a description of the agreements that will exist between Tribune and Tribune Publishing following the distribution.

Consulting Agreement

In January 2013, Tribune entered into a consulting agreement, and in September 2013, Tribune Publishing Company, LLC entered into a consulting agreement, with Empirical Media Advisors, LLC. At the date of each of the agreements, and prior to his appointment as Chief Executive Officer of Tribune Publishing, John H. Griffin, Jr. was a Co-founder, Chief Executive Officer and at least a 50% owner of Empirical Media Advisors, LLC. Under the consulting agreements, from January 1, 2013 through March 31, 2014, Empirical Media Advisors, LLC was paid a total of $2,492,327. Effective April 4, 2014, Mr. Griffin ceased to be Chief Executive Officer, or have any other financial interests in, Empirical Media Advisors, LLC.

DESCRIPTION OF CAPITAL STOCK

General

Following the distribution, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

Based on the number of Tribune shares of common stock and Warrants outstanding on         , 2014, approximately          shares of Tribune Publishing common stock will be issued to holders of common stock and Warrants of Tribune on the distribution date. In addition, Tribune will continue to hold approximately          shares of common stock following the distribution date. All of the shares of Tribune Publishing common stock to be distributed to Tribune stockholders in the distribution will be fully paid and non-assessable.

In connection with the distribution, we will amend and restate our certificate of incorporation and by-laws. The following summary describes certain provisions of Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws relating to its capital stock. This summary is qualified in its entirety by reference to Tribune Publishing’s amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

Common Stock

Voting Rights

A holder of common stock shall be entitled to one vote for each share of common stock held by such holder of record on the books of Tribune Publishing for all matters on which stockholders of Tribune Publishing are entitled to vote. There shall be no cumulative voting.

Our amended and restated certificate of incorporation will provide the voting requirements for the election of directors. The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the annual meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Dividends

Holders of Tribune Publishing common stock will be entitled to participate ratably in such dividends, whether in cash, property, stock or otherwise, as may be declared by the Board of Directors from time to time out of assets or funds of Tribune Publishing legally available therefor, subject to the prior rights and preferences, if any, that may be applicable to preferred stock then outstanding. See “Dividend Policy.”

Liquidation

Holders of Tribune Publishing common stock will be entitled, upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

In the event of any voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up of Tribune Publishing, after all creditors of Tribune Publishing shall have been paid in full and after payment of all sums, if any, payable in respect of preferred stock, if any, the holders of the common stock shall be entitled to share ratably in all distributions of assets pursuant to such voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up of Tribune Publishing.

No Preemptive Rights

No holder of any Tribune Publishing stock of any class authorized at the distribution date will have any preemptive right to subscribe to any Tribune Publishing securities of any kind or class.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors will have the authority, without further action by our stockholders, to issue up to 30,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the distribution, no shares of our authorized preferred stock will be outstanding.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Capital Stock

Common Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Preferred Stock. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Size of Board and Vacancies; Removal

Our amended and restated by-laws will provide that any vacancy on our Board of Directors, including a vacancy resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy will hold office until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

Amendment of the Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing:

—	elimination of stockholder action by written consent; and

—	prohibition on the rights of stockholders to call a special meeting.

In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the Board of Directors, or by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

Stockholder Meetings

Our amended and restated by-laws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by or at the direction of the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of our Board of Directors. Stockholders will not be permitted to call a special meeting.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a stockholder’s notice must be delivered to our corporate secretary no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Tribune Publishing, (ii) any action asserting a claim of breach of a fiduciary duty owed to Tribune Publishing or Tribune Publishing’s stockholders by any of Tribune Publishing’s directors, officers, employees or agents, (iii) any action asserting a claim arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder of Tribune Publishing, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Section 203 of the Delaware General Corporation Law

Our amended and restated certificate of incorporation will provide that, beginning on the day following the distribution, we will be subject to Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless:

—	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

—	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

—	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Listing

We have applied to list our shares of common stock on the New York Stock Exchange under the symbol “TPUB”.

Sales of Unregistered Securities

In connection with its incorporation, on November 21, 2013, Tribune Publishing issued 100 shares of Tribune Publishing common stock, par value $0.01 per share, to Tribune. Tribune Publishing did not register this issuance of securities under the Securities Act because it did not involve any public offering of securities.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

—	any breach of the director’s duty of loyalty,

—	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

—	Section 174 of the DGCL (unlawful dividends), or

—	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated certificate of incorporation will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law. Our amended and restated certificate of incorporation will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, against all liability and loss suffered and expenses (including attorney’s fees) incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to pay the expenses (including attorney’s fees) actually and reasonably incurred by our directors and officers in advance of the final disposition to enable them to defend against such proceedings.

Transfer Agent and Registrar

The transfer agent and registrar for Tribune Publishing common stock is Computershare Investor Services. The contact information for the transfer agent and registrar is:

Computershare Investor Services

P.O. Box 30170

College Station, TX 77842-3170

(888) 359-8621

WHERE YOU CAN FIND MORE INFORMATION

Tribune Publishing has filed a registration statement on Form 10 with the SEC with respect to the shares of its common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to Tribune Publishing and its common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part.

Upon effectiveness of this registration statement, Tribune Publishing will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

Tribune Publishing will make its SEC filings available free of charge through our website (www.tribunepublishingco.com) as soon as practicable after they are electronically filed with the SEC. After the distribution, you may also request a copy of Tribune Publishing’s future SEC filings at no cost, by writing or telephoning us at:

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

Attn: Investor Relations

469-528-9360

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

PAGE
Unaudited Interim Combined Financial Statements:

Combined Statements of Comprehensive Income for the three months ended Mar. 30, 2014 (Successor), the three months ended Mar. 31, 2013 (Successor) and for Dec. 31, 2012 (Predecessor)	F-2

Combined Balance Sheets at Mar. 30, 2014 (Successor) and Dec. 29, 2013 (Successor)	F-3

Combined Statements of Equity for the three months ended Mar. 30, 2014 (Successor)	F-4

Combined Statements of Cash Flows for the three months ended Mar. 30, 2014 (Successor), the three months ended Mar. 31, 2013 (Successor) and for Dec. 31, 2012 (Predecessor)	F-5

Notes to the Combined Financial Statements	F-6

Audited Annual Combined Financial Statements:

Report of Independent Registered Public Accounting Firm	F-26

Combined Statements of Comprehensive Income for the year ended Dec. 29, 2013 (Successor) and for Dec. 31, 2012 and for each of the two years in the period ended Dec. 30, 2012 (Predecessor)	F-28

Combined Balance Sheets at Dec. 29, 2013 (Successor) and Dec. 30, 2012 (Predecessor)	F-29

Combined Statements of Equity (Deficit) for the year ended Dec. 29, 2013 (Successor) and for Dec. 31, 2012 and for each of the two years in the period ended Dec. 30, 2012 (Predecessor)	F-30

Combined Statements of Cash Flows for the year ended Dec. 29, 2013 (Successor) and for Dec. 31, 2012 and for each of the two years in the period ended Dec. 30, 2012 (Predecessor)	F-31

Notes to the Combined Financial Statements	F-32

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Successor		Predecessor
	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013	Dec. 31, 2012
Operating Revenues
Advertising	$233,035	$251,979	$—
Circulation	107,307	107,114	—
Other	76,180	81,420	—

Total operating revenues	416,522	440,513	—

Operating Expenses
Cost of sales (exclusive of items shown below)	247,523	259,948	—
Selling, general and administrative	143,882	135,952	—
Depreciation	2,740	5,276	—
Amortization	1,606	1,684	—

Total operating expenses	395,751	402,860	—

Operating Profit	20,771	37,653	—
Loss on equity investments, net	(335)	(351)	—
Interest income (expense), net	(2)	13	—
Reorganization items, net	(9)	58	2,754,553

Income Before Income Taxes	20,425	37,373	2,754,553
Income tax expense (benefit)	8,653	16,180	(87,773)

Net Income	$11,772	$21,193	$2,842,326

Other Comprehensive Loss, Net of Taxes
Unrecognized benefit plan gains and losses:
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income, net of taxes of $6,440	—	—	(27,158)

Other Comprehensive Loss, Net of Taxes	—	—	(27,158)

Comprehensive Income	$11,772	$21,193	$2,815,168

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED BALANCE SHEETS

(In thousands)

(Unaudited)

	Mar. 30, 2014	Dec. 29, 2013
Assets
Current Assets
Cash	$8,540	$9,694
Accounts receivable (net of allowances of $12,096 and $12,856)	207,748	251,636
Inventories	14,630	14,222
Deferred income taxes	34,402	37,371
Prepaid expenses and other	14,758	13,570

Total current assets	280,078	326,493

Properties
Machinery, equipment and furniture	67,692	64,825
Buildings and leasehold improvements	4,256	3,923

	71,948	68,748
Accumulated depreciation	(18,732)	(15,973)

	53,216	52,775
Construction in progress	13,236	15,153

Net properties	66,452	67,928

Other Assets
Goodwill	16,064	15,331
Intangible assets, net	59,210	60,482
Investments	3,465	2,799
Deferred income taxes	37,216	39,587
Other	1,660	1,746

Total other assets	117,615	119,945

Total assets	$464,145	$514,366

Liabilities and Equity
Current Liabilities
Accounts payable	$37,287	$36,329
Employee compensation and benefits	91,062	103,351
Deferred revenue	73,436	67,934
Other	21,661	20,866

Total current liabilities	223,446	228,480

Non-Current Liabilities
Deferred revenue	9,337	7,015
Postretirement medical, life and other benefits	44,479	45,373
Other obligations	5,951	8,673

Total non-current liabilities	59,767	61,061
Total Equity	180,932	224,825

Total liabilities and equity	$464,145	$514,366

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF EQUITY

(In thousands)

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at Dec. 29, 2013	$225,135	$(310)	$224,825
Transactions with Tribune Company and Tribune Affiliates, net	(55,665)	—	(55,665)
Net income	11,772	—	11,772

Balance at Mar. 30, 2014	$181,242	$(310)	$180,932

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Successor		Predecessor
	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013	Dec. 31, 2012
Operating Activities
Net income	$11,772	$21,193	$2,842,326
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,740	5,276	—
Amortization of intangible assets	1,606	1,684	—
Amortization of contract intangible liabilities	(48)	(55)	—
Loss on equity investments, net	335	351	—
Non-cash reorganization items, net	—	(96)	(2,756,494)
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	43,888	45,224	—
Inventories	(408)	(1,410)	—
Prepaid expenses and other current assets	69	924	—
Accounts payable, employee compensation and benefits, deferred revenue and other current liabilities	(6,403)	(15,902)	8,381
Non-current deferred revenue	(479)	(1,335)	—
Deferred income taxes	5,340	5,689	(94,213)
Postretirement medical, life and other benefits	(894)	(633)	—
Other, net	105	(2,141)	—

Net cash provided by operating activities	57,623	58,769	—

Investing Activities
Capital expenditures	(1,112)	(6,155)	—
Acquisitions and investments	(2,000)	(181)	—

Net cash used for investing activities	(3,112)	(6,336)	—

Financing Activities
Repayments of capital lease obligations	—	(74)	—
Transactions with Tribune Company and Tribune Affiliates, net	(55,665)	(53,467)	—

Net cash used for financing activities	(55,665)	(53,541)	—

Net Decrease in Cash	(1,154)	(1,108)	—
Cash, beginning of period	9,694	13,768	13,768

Cash, end of period	$8,540	$12,660	$13,768

The accompanying notes are an integral part of these unaudited combined financial statements.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(unaudited)

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Operations—The accompanying unaudited combined financial statements include the accounts of Tribune Publishing Company (“Tribune Publishing”), a business representing the principal publishing operations of Tribune Company (“Tribune”), as described below. Tribune Publishing’s operations are comprised of the direct and indirect subsidiaries of Tribune Publishing Company, LLC (“TPC”), a wholly-owned subsidiary of Tribune, and certain other assets of Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”) as further described below. TPC, formerly known as Tribune Publishing Company, was converted into a limited liability company in connection with the restructuring transactions described below. In addition, certain direct and indirect subsidiaries were formed or became owned by TPC as a result of these restructuring transactions.

Tribune Publishing’s operations consist of eight major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content and management of the websites of Tribune’s daily newspapers, along with other branded products that target specific areas of interest. The daily newspapers published by Tribune Publishing are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include Blue Lynx Media, LLC (“BLM”) which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing; a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”); a 50% equity interest in McClatchy/Tribune Information Services (“MCT”); a 33% equity interest in Homefinder.com, LLC (“Homefinder”); and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), which Tribune will retain following the expected separation of Tribune Publishing from Tribune (see “Separation from Tribune Company and Basis of Presentation” discussion below).

Separation from Tribune Company and Basis of Presentation—On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing businesses into an independent company, Tribune Publishing. Tribune expects the transaction to be in the form of a pro rata distribution of substantially all of the common stock of Tribune Publishing to holders of Tribune common stock and warrants and anticipates that the distribution will be tax-free to Tribune’s U.S. shareholders.

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of TPC: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC; The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; Tribune Content Agency, LLC; forsalebyowner.com, LLC; Builder Media Solutions, LLC; and BLM. Historically, separate financial statements have not been prepared for Tribune Publishing. The accompanying combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity and as it was historically managed. Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a stand-alone entity during the periods presented.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

These combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by TPC and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in these combined financial statements.

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan (as defined and described in Note 2). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” preclude Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases which are presented within net properties in its combined balance sheet. Rent payments under the related party leases were accounted for as dividends to Tribune and Tribune Affiliates. See Note 4 for further information.

On Dec. 1, 2013, Tribune Publishing modified the specific provisions within the related party leases to address the prohibited forms of continuing involvement. This resulted in Tribune Publishing derecognizing those properties by recording a $337.6 million reduction to net properties and a corresponding reduction to the net parent company investment component of equity (deficit) in its combined balance sheet. The related party leases subsequent to the lease modification on Dec. 1, 2013 have been accounted for as operating leases.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In connection with the spin-off, Tribune Publishing may enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resource and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in these combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in these combined financial statements on basis that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment component of equity (deficit) in the period in which the costs were incurred. Current

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. The accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of Tribune Publishing equity (deficit). These intercompany transactions are further described in Note 4. The total net effect of these intercompany transactions are reflected in the combined statements of cash flows as financing activities.

The accompanying unaudited combined financial statements and notes of Tribune Publishing have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited combined financial statements and accompanying notes. In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of Tribune Publishing as of Mar. 30, 2014, the results of operations and cash flows for the three months ended Mar. 30, 2014 and Mar. 31, 2013 and the results of the Predecessor’s operations and cash flows for Dec 31, 2012. Actual results could differ from these estimates. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These unaudited combined financial statements should be read in conjunction with Tribune Publishing’s audited combined financial statements.

Tribune Publishing assesses its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the financial statements of Tribune Publishing are presented to reflect one reporting segment.

NOTE 2: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—On Dec. 8, 2008 (the “Petition Date”), Tribune, and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the accompanying combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

As further described below, a joint plan of reorganization for the Debtors, including the Tribune Publishing Debtors became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing”, “Reorganized Tribune Publishing Debtors,” “Successor Tribune Publishing” or “Successor.” Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are herein referred to as “Predecessor Tribune Publishing” or “Predecessor.”

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

Plan of Reorganization—In order for a debtor to emerge from Chapter 11, a Chapter 11 plan of reorganization that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly-reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11. The disclosures below relate to the joint plan of reorganization for the Debtors and not to any individual plan of reorganization for the Tribune Publishing Debtors unless otherwise indicated.

On April 12, 2012, the Debtors, the official committee of unsecured creditors (the “Creditors’ Committee”), Oaktree Capital Management, L.P. (“Oaktree”), a creditor under certain Tribune prepetition debt facilities, Angelo, Gordon & Co. L.P. (“AG”), a creditor under certain Tribune prepetition debt facilities, and JPMorgan Chase Bank, N.A. (“JPMorgan”), an administrative agent and a creditor under certain Tribune prepetition debt facilities (collectively, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and Its Subsidiaries (as subsequently amended and modified, the “Plan”) with the Bankruptcy Court.

The Plan was the product of extensive negotiations and contested proceedings before the Bankruptcy Court due, in part, to certain claims and causes of action related to a series of transactions, collectively referred to as the “Leveraged ESOP Transactions,” that were undertaken by Tribune in 2007. These transactions resulted in Tribune becoming wholly-owned by an employee stock ownership plan (the “ESOP”) on Dec. 20, 2007. At the Debtors’ request, on Sept. 1, 2010, the Bankruptcy Court appointed a mediator to conduct a non-binding mediation concerning the terms of a plan of reorganization, including the appropriate resolution of claims and causes of action related to the Leveraged ESOP Transactions (the “Mediation”). The Mediation began on Sept. 26, 2010 and ultimately resulted in a settlement agreement (the “Settlement Agreement”) between the Debtors, the Creditors’ Committee, AG, Oaktree, JPMorgan and a group of funds and managed accounts represented by King Street Acquisition Company, LLC, King Street Capital, LP and Marathon Asset Management, LP that were lenders under certain Tribune prepetition debt facilities. The Settlement Agreement provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions, other than certain causes of action predefined as preserved. The terms of the Settlement Agreement, with certain modifications, were incorporated into the Plan filed with the Bankruptcy Court on April 12, 2012.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

On July 23, 2012, the Bankruptcy Court issued an order (the “Confirmation Order”) confirming the Plan. The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan as the Plan pertains to the Tribune Publishing Debtors.

Notices of appeal of the Confirmation Order were filed in August 2012 by certain Tribune creditors. The confirmation appeals have been transmitted to the United States District Court for the District of Delaware (“Delaware District Court”) and have been consolidated, together with two previously-filed appeals of the Bankruptcy Court’s orders relating to certain provisions in the Plan.

The appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions contained in the Plan. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals and those appeals remain pending before the Delaware District Court. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. That request has been fully briefed by the parties and the motion remains pending.

As described in Note 1, during the fourth quarter of 2012 and prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of Tribune’s subsidiaries into limited liability companies or merging certain of Tribune’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of Tribune and (iii) establishing a number of real estate holding companies. Among other things, the restructuring transactions resulted in TPC being converted into a limited liability company (prior to the conversion, TPC was a corporation named Tribune Publishing Company) as well as becoming the holding company for the principal direct and indirect subsidiaries that own and operate the business of Tribune Publishing as described in Note 1.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors of Tribune and the initiation of distributions to creditors. As a result, the ownership of Tribune changed from the ESOP to certain of Tribune’s creditors on the Effective Date. In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) all of Tribune’s $0.01 par value common stock held by the ESOP was cancelled and (ii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the Internal Revenue Code (“IRC”). This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. See Note 9 for further information In addition, Tribune’s direct and indirect ownership interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions, were reinstated on the Effective Date.

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by Reorganized Tribune Publishing on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

highlights certain of the substantive provisions of the Plan as it relates to Reorganized Tribune Publishing and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below.

—	Cancellation of certain prepetition obligations: On the Effective Date, the Tribune Publishing Debtors’ prepetition debt and certain other obligations were cancelled, terminated and/or extinguished, including (i) cancellation of the $2.8 billion promissory demand notes due to Tribune Finance LLC (“Tribune Finance”), a subsidiary of Tribune, and (ii) the cancellation of guarantee obligations by certain Tribune Publishing Debtors under certain of Tribune’s prepetition credit facilities (other than for purposes of allowing creditors thereunder to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

—	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Tribune Publishing Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed by the applicable Reorganized Tribune Publishing Debtors or their successors-in-interest.

—	Distributions to Tribune Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims against Tribune and allowed senior loan guarantee claims against the subsidiary guarantors received approximately $2.9 billion in cash, approximately 98.2 million shares of Class A and Class B common stock in Reorganized Tribune Company (“New Common Stock”) and warrants to purchase New Common Stock (“New Warrants”) with an aggregate fair value determined pursuant to the Plan of approximately $4.5 billion as of the Effective Date, plus interests in a litigation trust formed pursuant to the Plan (the “Litigation Trust”), (ii) holders of allowed claims against Tribune related to Tribune’s prepetition $1.6 billion twelve-month bridge loan facility and allowed bridge loan facility guarantee claims against the subsidiary guarantors received a pro rata share of $64.5 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust, (iii) holders of allowed general unsecured claims against the Tribune Publishing Debtors received cash in an amount equal to 100% of their allowed claim, and (iv) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date were reinstated and allowed administrative expense claims will be paid in full when due. All distributions to creditors related to the Tribune Publishing Debtors’ prepetition liabilities classified as liabilities subject to compromise were made by Tribune on behalf of the Tribune Publishing Debtors pursuant to Tribune’s centralized cash management system as described in Note 4.

—	Ownership Interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries: All ownership interests of Tribune in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions described earlier, were reinstated on the Effective Date.

—	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan, including those provisions relating to the Tribune Publishing Debtors. In particular, Reorganized Tribune Company made all distributions of cash, including cash distributions made on behalf of the Tribune Publishing Debtors, New Common Stock and New Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims. The prepetition claims of the Tribune Publishing Debtors’ general unsecured creditors that became or become allowed subsequent to the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Resolution of Outstanding Prepetition Claims—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Absent an order of the Bankruptcy Court, substantially all prepetition liabilities are subject to settlement under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors began notifying all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Tribune Publishing Debtors filed schedules with the Bankruptcy Court setting forth the assets and liabilities of the Tribune Publishing Debtors as of the Petition Date (as subsequently amended from time to time, the “Schedules of Assets and Liabilities”). These Schedules of Assets and Liabilities contain information identifying the Tribune Publishing Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Tribune Publishing Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Tribune Publishing Debtors were required to file a proof of claim in writing.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Tribune Publishing Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Section 365 and 1123 of the Bankruptcy Code. However, certain executory contracts and leases were previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code.

On the Effective Date, substantially all of the Debtors’ prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan. However, certain other claims have been or will be settled or otherwise satisfied subsequent to the Effective Date. Although the allowed amount of certain unresolved claims has not been determined, Tribune Publishing’s liabilities subject to compromise associated with these unresolved claims were discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan. For information regarding the discharge of liabilities subject to compromise, see the “Terms of the Plan” section above.

Reorganization Items, Net—Reorganization items, net generally includes provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts and, pursuant to ASC Topic 852, “Reorganizations,” is reported separately in Tribune Publishing’s combined statements of comprehensive income. Reorganization items, net may also include professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases, however, all professional advisory fees that were paid by Tribune and other non-debtor Tribune Affiliates that related to all Debtors have not been allocated to Tribune Publishing as professional advisory fees are Tribune reorganization expenses and do not specifically relate to the operations of Tribune Publishing.

Specifically identifiable reorganization provisions, adjustments and other costs directly related to Tribune Publishing have been included in the Successor’s combined statement of comprehensive income for the

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

three months ended Mar. 30, 2014 and Mar. 31, 2013 and in the Predecessor’s combined statements of comprehensive income for Dec. 31, 2012 consisted of the following (in thousands):

	Successor		Predecessor
	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013	Dec. 31, 2012
Reorganization costs, net:
Contract rejections and claim settlements	$(7)	$111	$—
Other, net	(2)	(53)	—

Total reorganization costs, net	(9)	58	—
Reorganization adjustments, net	—	—	2,862,039
Fresh-start reporting adjustments, net	—	—	(107,486)

Total reorganization items, net	$(9)	$58	$2,754,553

The Predecessor’s audited combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date.

Tribune Publishing expects to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and potentially in future periods. These expenses will include primarily other costs related to the implementation of the Plan and the resolution of unresolved claims.

Fresh-Start Reporting—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of Tribune’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of Tribune’s assets was less than the postpetition liabilities and allowed prepetition claims. As a result, Tribune Publishing also adopted fresh-start reporting on the Effective Date.

The adoption of fresh-start reporting by Reorganized Tribune Publishing resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure as of the Effective Date. Any presentation of Reorganized Tribune Publishing’s combined financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s combined financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s audited combined statement of comprehensive income for Dec. 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $2.862

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

billion before taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). These adjustments are further summarized and described below. The Predecessor’s audited combined statements of comprehensive income and cash flows for Dec. 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on Dec. 31, 2012. Because the Predecessor’s Dec. 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Publishing has elected to report them as part of Reorganized Tribune Publishing’s results of operations and cash flows for the fiscal year ended Dec. 29, 2013.

Enterprise Value/Reorganization Value—ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. The reorganization value for Reorganized Tribune Company represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the Debtors and their creditors. This value is viewed as the fair value of Reorganized Tribune Company before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of Reorganized Tribune Company immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. Based on current and anticipated economic conditions as of the Effective Date and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value for Reorganized Tribune Company of $7.372 billion. The distributable value implies an equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt undertaken by Reorganized Tribune Company.

In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company were allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets, and indefinite-lived intangible assets as of the Effective Date.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, Tribune’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of Tribune’s publishing and broadcasting segments. The discounted cash flow (“DCF”) analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of Tribune’s publishing and broadcasting segments were determined by calculating the present value of the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

involved in public merger and acquisition transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, Tribune’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for Tribune’s broadcasting segment. The precedent transactions valuation methodology was not used for Tribune’s publishing segment due to the lack of relevant transactions.

Tribune’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for Tribune’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, Tribune’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of Tribune’s equity investments. The ranges of enterprise values for Tribune’s publishing and broadcasting segments and estimated fair values of Tribune’s equity investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Fresh-Start Combined Balance Sheet—The table below summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of Dec. 31, 2012, and the resulting Successor’s audited combined balance sheet as of Dec. 31, 2012.

Combined Balance Sheets at Dec. 30, 2012 and Dec. 31, 2012

(In thousands)

	Predecessor At Dec. 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At Dec. 31, 2012
Assets
Current Assets
Cash	$13,768	$—		$—		$13,768
Accounts receivable, net	256,985	—		—		256,985
Inventories	12,537	—		5,810	(4)	18,347
Deferred income taxes	1,147	42,228	(1)(2)	(2,272	)(4)	41,103
Prepaid expenses and other	14,733	—		(18	)(4)	14,715

Total current assets	299,170	42,228		3,520		344,918

Properties
Property, plant and equipment	1,938,208	—		(1,527,106	)(4)	411,102
Accumulated depreciation	(1,322,830)	—		1,322,830	(4)	—

Net properties	615,378	—		(204,276)		411,102

Other Assets
Goodwill	—	—		15,331	(4)	15,331
Other intangible assets, net	28,911	—		37,976	(4)	66,887
Investments	3,986	—		—		3,986
Deferred income taxes	—	—		54,188	(4)	54,188
Other	3,787	—		(2,402	)(4)	1,385

Total other assets	36,684	—		105,093		141,777

Total assets	$951,232	$42,228		$(95,663)		$897,797

Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities
Accounts payable	$37,710	$2,528	(1)(3)	$—	(4)	$40,238
Employee compensation and benefits	103,077	322	(1)(3)	—		103,399
Deferred revenue	66,835	—		(171	)(4)	66,664
Other current liabilities	26,359	(879	)(1)(3)	—		25,480

Total current liabilities	233,981	1,971		(171)		235,781

Other Non-Current Liabilities	66,300	11,679	(1)(2)(3)	(16,192	)(4)	61,787
Liabilities Subject to Compromise	2,865,890	(2,865,890	)(1)(3)	—		—
Equity (Deficit)	(2,214,939)	2,894,468	(1)	(79,300	)(4)	600,229

Total liabilities and equity (deficit)	$951,232	$42,228		$(95,663)		$897,797

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

(1)	Reflects adjustments arising from implementation of the Plan, including the gain on the settlement of prepetition liabilities, distributions of cash by Tribune on behalf of Reorganized Tribune Publishing and the elimination of Tribune Publishing’s equity (deficit). These adjustments also include the establishment of Reorganized Tribune Publishing’s equity based on the reorganization value of Reorganized Tribune Company allocated to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets as of the Effective Date. The changes in the Predecessor’s capital structure arising from the implementation of the Plan are comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$2,865,890
Less: Liabilities assumed and reinstated on the Effective Date	(2,909)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(5,472)

Liabilities subject to compromise settled on the Effective Date	2,857,509
Forgiveness of prepetition promissory notes held by parent	2,822,860
Cash distributions on settled claims paid by parent	34,649

Gain on settlement of liabilities subject to compromise	2,857,509
Plus: Other reorganization adjustments, net	4,530

Total reorganization adjustments before taxes	2,862,039
Plus: Income tax benefit on reorganization adjustments	32,429

Net reorganization gain after taxes	$2,894,468

(2)	Reflects the conversion of Reorganized Tribune Company, including its qualified subchapter S subsidiaries, from a subchapter S corporation to a C corporation under the IRC.
(3)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases.
(4)	The Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax loss which primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, and recording related adjustments to deferred income taxes. The fresh-start reporting adjustments included in the Predecessor’s statement of comprehensive income for Dec. 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(204,276)
Fair value adjustments to intangibles	37,431
Establish Successor’s goodwill	15,331
Elimination of accumulated other comprehensive income	33,598
Other fair value adjustments, net	10,430

Loss from fresh-start reporting adjustments before taxes	(107,486)
Income tax benefit attributable to fair value adjustments	55,344

Net loss from fresh-start reporting adjustments after taxes	$(52,142)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $411.1 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of Dec. 30, 2012.

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Publishing and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, advertiser relationships, customer relationships, affiliate agreements and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $38 million net increase in other intangible assets in the Successor’s combined balance sheet at Dec. 31, 2012.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 3: CHANGES IN OPERATIONS

Employee Reductions—Tribune Publishing identified reductions in staffing levels in its operations of approximately 25 and 65 positions in the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively. Tribune Publishing recorded pretax charges of $0.3 million and $2 million for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively. A summary of the activity with respect to Tribune Publishing’s severance accrual for the three months ended Mar. 30, 2014 is as follows (in thousands):

Balance at Dec. 29, 2013	$9,336
Provision	348
Payments	(4,308)

Balance at Mar. 30, 2014	$5,376

Charges for severance and related expenses are included in selling, general and administrative expense in the accompanying combined statements of comprehensive income. The severance and related expenses above excludes severance and related expenses incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 4 for further discussion of allocated charges from Tribune and Tribune Affiliates.

NOTE 4: RELATED PARTY TRANSACTIONS WITH TRIBUNE AND AFFILIATES

Tribune Publishing participates in a number of corporate-wide programs administered by Tribune and Tribune Affiliates. These include participation in Tribune’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Tribune, the services provided and how transactions with Tribune and Tribune Affiliates have been accounted for in the combined financial statements.

Equity—Equity in the combined balance sheets includes the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates, Tribune Publishing’s paid-in-capital, and Tribune’s interest in Tribune Publishing’s cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity (deficit). The amounts comprising the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates include (i) the cumulative net assets attributed to Tribune Publishing by Tribune and Tribune Affiliates, (ii) the cumulative net advances to Tribune representing the cumulative Tribune Publishing funds swept (net of funding provided by Tribune and Tribune Affiliates to Tribune Publishing) as part of the centralized cash management program described further below, (iii) the cumulative charges (net of credits) allocated by Tribune and Tribune Affiliates to Tribune Publishing for certain support services received by Tribune Publishing and (iv) related party dividends for rent payments on related party leases as described further below.

Centralized Cash Management—Tribune utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Tribune and Tribune Publishing advance funds to each other. Accordingly, none of Tribune’s cash and cash equivalents has been assigned to Tribune Publishing in the combined financial statements. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. These transactions are recorded in equity (deficit) when advanced.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Support Services Provided and Other Amounts with Tribune and Tribune Affiliates—Tribune Publishing received allocated charges from Tribune and Tribune Affiliates for certain corporate support services, which are recorded within selling, general and administrative expense in Tribune Publishing’s combined statements of comprehensive income. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Tribune Publishing’s operations; however, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a separate stand-alone company. These allocated costs are summarized in the following table (in thousands):

	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013
Corporate management fee	$9,060	$5,727
Service center support costs	271	262
Technology service center support costs	24,795	24,488
General insurance	909	1,240
Other support costs	254	459
Cost recoveries	(130)	(112)

Total	$35,159	$32,064

Medical and Workers’ Compensation Benefit Plans—Tribune Publishing participates in Tribune-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to Tribune Publishing amounted to $11.6 million and $12.1 million in the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Benefit Plans—Retirement benefits obligations pursuant to the Tribune defined benefit pension plans have historically been and will continue to be an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715. Costs related to Tribune-sponsored pension plans, which totaled a credit of $5.4 million and $5.8 million in the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the remaining net periodic pension cost components based upon the Company’s proportional share of the pension liability. Tribune-sponsored pension plan income allocated to Tribune Publishing is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. While management believes the allocation methods utilized for the Tribune-sponsored pension plans were reasonable and reflected the portion of such income attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Contribution Plans—Tribune Publishing’s employees have historically participated in various Tribune qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allow participants to invest their savings in various investments. Amounts charged to expense by Tribune Publishing for employer contributions to Tribune 401(k) savings plans totaled $3.4 million and $3.5 million for the three months ended Mar. 30, 2014 and Mar. 31, 2013, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Related Party Lease Agreements—As described in Note 1, on Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. As of the date of the transfers, the carrying value of the transferred properties was $294.5 million.

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the real estate holding companies and subsequently leased back the properties from Tribune. The carrying value of the properties transferred on Nov. 15, 2013 was $18.0 million.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred on Dec. 21, 2012. The initial term of these non-cancellable related party lease agreements is either five or ten years, with two optional renewal terms. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties subject to related party leases, which, in accordance with ASC Topic 840, precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases and rent payments were accounted for as dividends to Tribune and Tribune Affiliates. Tribune Publishing recorded $1.3 million in depreciation expense for such properties during the three months ended Mar. 31, 2013.

On Dec. 1, 2013, Tribune Publishing modified the related party leases to eliminate certain protections provided to the landlord in the event of default by the tenant, including the right to collect rent and other balances owed by tenant under the leases utilizing insurance proceeds received by the landlord in the event of damage and otherwise payable to the tenant, as well as the right to collect rent directly from subtenants to the extent all or a portion of the premise is sublet. Pursuant to ASC Topic 840, these provisions had precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result of these modifications, Tribune Publishing determined that it no longer had forms of continuing involvement with the transferred properties and derecognized such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet. Tribune Publishing has accounted for these related party leases as operating leases beginning on Dec. 1, 2013. In connection with all related party lease agreements, Tribune Publishing recognized $9.6 million of rent expense for the three months ended Mar. 30, 2014, recorded in cost of sales and selling, general and administrative expense, as appropriate.

The remainder of the transferred properties, which had a carrying value of $28.5 million as of the date of the transfers, are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancelable by the real estate holding companies with a 30-day notice.

In addition, in 2013, Tribune Publishing entered into various related party lease agreements with a Tribune real estate holding company to lease the portions of the shared Tribune corporate office space that Tribune Publishing continues to occupy for an initial 5-year term. In accordance with ASC Topic 840, Tribune Publishing has accounted for these related party leases as operating leases. Costs associated with the related party lease agreements for shared corporate office space were recorded in selling, general and administrative expense.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

NOTE 5: INVENTORIES

Inventories consisted of the following (in thousands):

	Mar. 30, 2014	Dec. 29, 2013
Newsprint	$14,332	$13,831
Supplies and other	298	391

Total inventories	$14,630	$14,222

Inventories are stated at the lower of cost or market. Tribune Publishing determines cost on the first-in, first-out (“FIFO”) basis for all inventories.

NOTE 6: GOODWILL, OTHER INTANGIBLE ASSETS AND INTANGIBLE LIABILITIES

Goodwill, other intangible assets and intangible liabilities at Mar. 30, 2014 and Dec. 29, 2013 consisted of the following (in thousands):

	Mar. 30, 2014			Dec. 29, 2013
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets subject to amortization
Subscribers (useful life of 2 to 10 years)	$3,694	$(1,148)	$2,546	$3,694	$(919)	$2,775
Advertiser relationships (useful life of 2 to 13 years)	14,666	(2,545)	12,121	14,332	(2,032)	12,300
Other (useful life of 1 to 15 years)	17,061	(4,318)	12,743	17,061	(3,454)	13,607

Total	$35,421	$(8,011)	$27,410	$35,087	$(6,405)	$28,682

Goodwill and other intangible assets not subject to amortization
Goodwill			16,064			15,331
Newspaper mastheads			31,800			31,800

Total goodwill and other intangible assets			$75,274			$75,813

Intangible liabilities subject to amortization
Lease contract intangible liabilities	(545)	266	(279)	(545)	218	(327)

Total intangible liabilities subject to amortization	$(545)	$266	$(279)	$(545)	$218	$(327)

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

The changes in the carrying amounts of intangible assets subject to amortization during the three months ended Mar. 30, 2014 were as follows (in thousands):

Intangible assets subject to amortization
Balance as of Dec. 29, 2013	$28,682
Additions	334
Amortization expense	(1,606)

Balance as of Mar. 30, 2014	$27,410

The changes in the carrying amounts of intangible assets not subject to amortization and goodwill during the three months ended Mar. 30, 2014 were as follows (in thousands):

Other intangible assets not subject to amortization
Balance as of Mar. 30, 2014 and Dec. 29, 2013	$31,800

Goodwill
Balance as of Dec. 29, 2013	$15,331
Additions	733

Balance as of Mar. 30, 2014	$16,064

As disclosed in Note 4 to Tribune Publishing’s audited combined financial statements, Tribune Publishing reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles—Goodwill and Other”.

NOTE 7: INVESTMENTS

Investments consisted of equity method investments totaling $3.5 million and $2.8 million at Mar. 30, 2014 and Dec. 29, 2013, respectively, in the following private companies:

Company	% Owned
CIPS Marketing Group, Inc.	50%
Homefinder.com, LLC	33%
Locality Labs, LLC	35%
McClatchy/Tribune Information Services	50%

In the three months ended Mar. 30, 2014 and Mar. 31, 2013, Tribune Publishing recorded losses of $0.3 million and $0.4 million, respectively, relating to its equity method investments.

NOTE 8: FAIR VALUE MEASUREMENTS

Tribune Publishing measures and records in its combined financial statements certain assets and liabilities at fair value. ASC Topic 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and Tribune Publishing’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

—	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

—	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

—	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

The carrying values of cash, trade accounts receivable and trade accounts payable approximated their respective fair values due to their short term to maturity.

NOTE 9: INCOME TAXES

Subchapter S Corporation Election and Subsequent Conversion to C Corporation—On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the Internal Revenue Code, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including nearly all of the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C Corporations.

On the Effective Date, Tribune emerged from bankruptcy and issued shares of common stock to non-qualifying S corporation shareholders as more fully described in Note 2. As a result, Tribune’s S corporation election was terminated and Tribune, including Tribune Publishing, became taxable as a C corporation. As a C corporation, Reorganized Tribune Publishing is subject to income taxes at a higher effective tax rate beginning in the first quarter of 2013. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s adoption of fresh-start reporting as described in Note 2. Accordingly, Tribune Publishing’s deferred income tax assets and liabilities were reinstated at a higher effective tax rate as of the Effective Date.

In conjunction with emergence from bankruptcy, Tribune Publishing was discharged from certain debt obligations as more fully described in Note 2. Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets. Reorganized Tribune Publishing does not have any net operating loss carryforwards, credit carryforwards or capital loss carryforwards at the Effective Date and therefore these tax attribute reduction provisions do not apply. Based on Reorganized Tribune Publishing’s consolidated balance sheet on the Effective Date, Reorganized Tribune Publishing will not have a significant tax basis reduction resulting from the CODI rules.

Other—Tribune Publishing filed an election effective Dec. 30, 2013 to be taxed as a C Corporation. Accordingly, Tribune Publishing has computed income taxes as a separate return filing group. Current income taxes payable are settled with Tribune through the equity (deficit) account. For the three months ended Mar. 31,

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

2013, Tribune Publishing’s operations are included in Tribune’s federal and state C Corporation income tax returns. For the purposes of these combined financial statements, Tribune Publishing has computed its income taxes for the three months ended Mar. 31, 2013 as if it were filing separate returns.

For the three months ended Mar. 30, 2014, Tribune Publishing recorded income tax expense of $8.7 million and had an effective tax rate of 42.4%. This rate differs from the U.S. federal statutory rate primarily due to state income taxes, net of federal benefit, non-deductible expenses, certain transaction costs not fully deductible for tax purposes and the domestic production activities deduction. For the three months ended Mar. 31, 2013, Tribune Publishing recorded income tax expense of $16 million and had an effective tax rate of 43.3%. This rate differs from the U. S. federal statutory rate due primarily to state income taxes, net of federal benefit and the impact of non-deductible expenses.

NOTE 10: PENSION AND OTHER POSTRETIREMENT BENEFITS

Multiemployer Pension Plans—Tribune Publishing contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. See Note 4 for the description of costs and credits related to Tribune-sponsored pension plans.

Postretirement Benefits Other Than Pensions—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits. The components of net periodic benefit cost for Tribune Publishing were as follows (in thousands):

	Three Months Ended
	Mar. 30, 2014	Mar. 31, 2013
Service cost	$105	$111
Interest cost	450	387

Net periodic benefit cost	$555	$498

Expected Future Benefit Payments—For 2014 Tribune Publishing expects to contribute $5 million to its other postretirement plans.

NOTE 11: STOCK-BASED COMPENSATION

On Mar. 1, 2013, Tribune adopted the 2013 Equity Incentive Plan (“Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers, and employees of Tribune. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding Tribune common stock on a diluted basis. Tribune began issuing awards under the Equity Incentive Plan in the second quarter of 2013.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSO”), restricted stock units (“RSU”), performance share units (“PSU”) and restricted and unrestricted stock awards. Pursuant to ASC Topic 718, “Compensation-Stock Compensation,” Tribune Publishing measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award. The Equity Incentive Plan allows employees to surrender to Tribune shares of vested common stock upon vesting of their stock awards or at the time they exercise their NSOs in lieu of their payment of the required withholdings for employee taxes. Tribune does not withhold taxes in excess of minimum required statutory requirements.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Stock-based compensation expense for participants in the Equity Incentive Plan that are solely dedicated to Tribune Publishing have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for participants in the Equity Incentive Plan that are not solely dedicated to Tribune Publishing have been allocated to Tribune Publishing through the corporate management fee and technology service center support costs, as described in Note 4. Stock-based compensation expense related to Tribune Publishing’s employees during the three months ended Mar. 30, 2014 totaled $0.7 million. No stock-based compensation expensed was recognized in the three months ended Mar. 31, 2013. In the three months ended Mar. 30, 2014, Tribune Publishing was allocated $2.6 million of stock-based compensation expense through the corporate management fee and technology service center support costs. There was no allocated stock-based compensation expense for the three months ended Mar. 31, 2013.

NOTE 12: SUBSEQUENT EVENTS

On May 1, 2014, the Company completed an acquisition of Capital-Gazette Communications, LLC and Landmark Community Newspapers of Maryland, LLC from Landmark Media Enterprises, LLC (the “Landmark Acquisition”) for $30 million, subject to certain final adjustments. The Landmark acquisition expands the Company’s breadth of coverage in Maryland and adjacent areas and includes The Capital in the Annapolis region and the Carroll County Times and their related publications.

On May 7, 2014, Tribune Publishing’s subsidiary, TCA News Service, LLC, purchased the remaining 50% interest in McClatchy/Tribune Information Systems from the McClatchy Company.

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Tribune Company:

In our opinion, the accompanying combined balance sheet and the related combined statements of comprehensive income, equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tribune Publishing Company (Successor), a business of Tribune Company, at December 29, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tribune Publishing Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the combined financial statements, the United States Bankruptcy Court for the district of Delaware confirmed the Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) on July 23, 2012. Confirmation of the Plan resulted in the discharge of all claims against Tribune Company and its subsidiaries that arose before December 8, 2008 and substantially alters rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on December 31, 2012 and Tribune Company and its subsidiaries, including the subsidiaries that comprise the Tribune Publishing Company business, emerged from bankruptcy. In connection with the emergence from bankruptcy, Tribune Publishing Company adopted fresh start accounting as of December 31, 2012.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
April 11, 2014

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Tribune Company:

In our opinion, the accompanying combined balance sheet and the related combined statements of comprehensive income, equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tribune Publishing Company (Predecessor), a business of Tribune Company, at December 30, 2012 and the results of its operations and its cash flows for the one day ended December 31, 2012, for the year ended December 30, 2012, and for the year ended December 25, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Tribune Publishing Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the combined financial statements, Tribune Company filed a petition on December 8, 2008 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) was substantially consummated on December 31, 2012 and Tribune Company and its subsidiaries, including the subsidiaries that comprise the Tribune Publishing Company business, emerged from bankruptcy. In connection with the emergence from bankruptcy, Tribune Publishing Company adopted fresh start accounting.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
April 11, 2014

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Successor	Predecessor
	Year Ended		Year Ended
	Dec. 29, 2013	Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Operating Revenues
Advertising	$1,052,877	$—	$1,158,248	$1,241,593
Circulation	428,615	—	424,629	390,433
Other	313,615	—	330,937	283,906

Total operating revenues	1,795,107	—	1,913,814	1,915,932
Operating Expenses
Cost of sales (exclusive of items shown below)	1,010,078	—	1,143,128	1,154,419
Selling, general and administrative	590,069	—	642,368	630,599
Depreciation	21,851	—	80,280	80,616
Amortization	6,580	—	6,382	5,729

Total operating expenses	1,628,578	—	1,872,158	1,871,363
Operating Profit	166,529	—	41,656	44,569
Loss on equity investments, net	(1,187)	—	(2,349)	(900)
Interest income (expense), net	14	—	(31)	75
Write-down of investment	—	—	(6,141)	—
Other non-operating loss, net	—	—	—	(1)
Reorganization items, net	(270)	2,754,553	(1,446)	410

Income Before Income Taxes	165,086	2,754,553	31,689	44,153
Income tax expense (benefit)	70,992	(87,773)	3,294	2,539

Net Income	$94,094	$2,842,326	$28,395	$41,614

Other Comprehensive Income (Loss) After Taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan gains and losses arising during the period, net of taxes of $202, $(74) and $(31), respectively	(310)	—	8,168	3,410
Adjustment for previously unrecognized benefit plan gains and losses included in net income, net of taxes of $11 and $11, respectively	—	—	(1,182)	(1,182)
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income, net of taxes of $6,440	—	(27,158)	—	—

Other Comprehensive Income (Loss), net of taxes	(310)	(27,158)	6,986	2,228

Comprehensive Income	$93,784	$2,815,168	$35,381	$43,842

Supplemental Income Tax Information
Pro forma income tax expense at C corporation effective tax rate			$13,924	$18,685

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED BALANCE SHEETS

(In thousands)

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Assets
Current Assets
Cash	$9,694	$13,768
Accounts receivable (net of allowances of $12,856 and $13,431)	251,636	256,985
Inventories	14,222	12,537
Deferred income taxes	37,371	1,147
Prepaid expenses and other	13,570	14,733

Total current assets	326,493	299,170

Properties
Machinery, equipment and furniture	64,825	1,328,859
Buildings and leasehold improvements	3,923	511,475

	68,748	1,840,334
Accumulated depreciation	(15,973)	(1,322,830)

	52,775	517,504
Land	—	67,204
Construction in progress	15,153	30,670

Net properties	67,928	615,378

Other Assets
Goodwill	15,331	—
Intangible assets, net	60,482	28,911
Investments	2,799	3,986
Deferred income taxes	39,587	—
Other	1,746	3,787

Total other assets	119,945	36,684

Total assets	$514,366	$951,232

Liabilities and Equity (Deficit)
Current Liabilities
Accounts payable	$36,329	$37,710
Employee compensation and benefits	103,351	103,077
Deferred revenue	67,934	66,835
Other	20,866	26,359

Total current liabilities	228,480	233,981

Non-Current Liabilities
Deferred revenue	7,015	9,386
Postretirement medical, life and other benefits	45,373	47,378
Other obligations	8,673	9,536

Total non-current liabilities	61,061	66,300
Liabilities Subject to Compromise	—	2,865,890
Commitments and Contingent Liabilities (Note 10)	—	—
Total Equity (Deficit)	224,825	(2,214,939)

Total liabilities and equity (deficit)	$514,366	$951,232

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance at Dec. 26, 2010 (Predecessor)	$(2,155,908)	$17,944	$(2,137,964)
Transactions with Tribune Company and Tribune Affiliates, net	(52,495)	—	(52,495)
Comprehensive income:
Net income	41,614	—	41,614
Other comprehensive income, net of taxes	—	2,228	2,228

Comprehensive income	—	—	43,842

Balance at Dec. 25, 2011 (Predecessor)	$(2,166,789)	$20,172	$(2,146,617)
Transactions with Tribune Company and Tribune Affiliates, net	(103,703)	—	(103,703)
Comprehensive income:
Net income	28,395	—	28,395
Other comprehensive income, net of taxes	—	6,986	6,986

Comprehensive income	—	—	35,381

Balance at Dec. 30, 2012 (Predecessor)	$(2,242,097)	$27,158	$(2,214,939)
Comprehensive income:
Net income	2,842,326	—	2,842,326
Other comprehensive income, net of taxes	—	(27,158)	(27,158)

Comprehensive income	—	—	2,815,168

Balance at Dec. 31, 2012 (Successor)	$600,229	$—	$600,229
Transactions with Tribune Company and Tribune Affiliates, net	(451,376)	—	(451,376)
Related party dividends	(17,812)	—	(17,812)
Comprehensive income:
Net income	94,094	—	94,094
Other comprehensive income, net of taxes	—	(310)	(310)

Comprehensive income	—	—	93,784

Balance at Dec. 29, 2013 (Successor)	$225,135	$(310)	$224,825

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor	Predecessor
	Year Ended		Year Ended
	Dec. 29, 2013	Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Operating Activities
Net income	$94,094	$2,842,326	$28,395	$41,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,851	—	80,280	80,616
Amortization of intangible assets	6,580	—	6,382	5,729
Amortization of contract intangible liabilities	(218)	—	—	—
Write-downs of property	—	—	—	1,200
Loss on equity investments, net	1,187	—	2,349	900
Distributions from equity investments	—	—	642	—
Write-down of investment	—	—	6,141	—
Non-cash reorganization items, net	(126)	(2,756,494)	1,362	(410)
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	5,795	—	33,304	(18,649)
Inventories	4,125	—	214	364
Prepaid expenses and other current assets	842	—	(1,829)	1,789
Accounts payable, employee compensation and benefits, deferred revenue and other current liabilities	(2,301)	8,381	(9,821)	(14,468)
Non-current deferred revenue	(2,329)	—	(1,777)	9,320
Deferred income taxes	18,333	(94,213)	—	—
Postretirement medical, life and other benefits	(2,315)	—	(5,867)	(6,296)
Other, net	2,201	—	(1,629)	1,755

Net cash provided by operating activities	147,719	—	138,146	103,464

Investing Activities
Capital expenditures	(19,736)	—	(52,261)	(46,240)
Acquisitions and investments	(206)	—	(10,288)	(1,587)

Net cash used for investing activities	(19,942)	—	(62,549)	(47,827)

Financing Activities
Repayments of capital lease obligations	(256)	—	(282)	(272)
Related party dividends	(17,812)	—	—	—
Transactions with Tribune Company and Tribune Affiliates, net	(113,783)	—	(68,775)	(52,495)

Net cash used for financing activities	(131,851)	—	(69,057)	(52,767)

Net (Decrease) Increase in Cash	(4,074)	—	6,540	2,870
Cash, beginning of period	13,768	13,768	7,228	4,358

Cash, end of period	$9,694	$13,768	$13,768	$7,228

Supplemental Cash Flow Information
Non-cash property transfers with Tribune Company and Tribune Affiliates (Notes 1 and 6)	$337,593	$—	$34,928	$—

The accompanying notes are an integral part of these audited combined financial statements.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business Operations—The accompanying combined financial statements include the accounts of Tribune Publishing Company (“Tribune Publishing”), a business representing the principal publishing operations of Tribune Company (“Tribune”), as described below. Tribune Publishing’s operations are comprised of the direct and indirect subsidiaries of Tribune Publishing Company, LLC (“TPC”), a wholly-owned subsidiary of Tribune, and certain other assets of Tribune and its non-Tribune Publishing subsidiaries (“Tribune Affiliates”) as further described below. TPC, formerly known as Tribune Publishing Company, was converted into a limited liability company in connection with the restructuring transactions described below. In addition, certain direct and indirect subsidiaries were formed or became owned by TPC as a result of these restructuring transactions.

Tribune Publishing’s operations consist of eight major-market daily newspapers and related businesses, distribution of preprinted insert advertisements, commercial printing and delivery services to other newspapers, distribution of syndicated content and management of the websites of Tribune’s daily newspapers, along with other branded products that target specific areas of interest. The daily newspapers published by Tribune Publishing are the Los Angeles Times; the Chicago Tribune; the Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula. Tribune Publishing’s operations also include Blue Lynx Media, LLC (“BLM”) which operates a shared service center for the benefit of Tribune and its subsidiaries, including the subsidiaries of Tribune Publishing; a 50% equity interest in CIPS Marketing Group, Inc. (“CIPS”); a 50% equity interest in McClatchy/Tribune Information Services (“MCT”); a 33% equity interest in Homefinder.com, LLC (“Homefinder”); and a 35% equity interest in Locality Labs, LLC (“Locality Labs”), formerly known as Journatic, LLC, which Tribune will retain following the expected separation of Tribune Publishing from Tribune (see “Separation from Tribune Company and Basis of Presentation” discussion below).

Fiscal Year—Tribune Publishing’s fiscal year ends on the last Sunday in December. Fiscal years 2013 and 2011 each comprised a 52-week period. Tribune Publishing’s 2012 fiscal year ended on Dec. 30, 2012 and comprised a 53-week period.

Separation from Tribune Company and Basis of Presentation—On July 10, 2013, Tribune announced its plan to spin-off essentially all of its publishing businesses into an independent company, Tribune Publishing. Tribune expects the transaction to be in the form of a pro rata distribution of substantially all of the common stock of Tribune Publishing to holders of Tribune common stock and warrants and anticipates that the distribution will be tax-free to Tribune and Tribune’s U.S. shareholders.

Tribune Publishing’s operations are conducted through the following wholly-owned subsidiaries (including each subsidiary’s respective direct wholly-owned subsidiaries) of TPC: The Morning Call, LLC; Chicago Tribune Company, LLC; The Baltimore Sun Company, LLC; Orlando Sentinel Communications Company, LLC; Los Angeles Times Communications LLC; The Daily Press, LLC; The Hartford Courant Company, LLC; Sun-Sentinel Company, LLC; Tribune Washington Bureau, LLC; Hoy Publications, LLC; Tribune Interactive, LLC; Tribune 365, LLC; Tribune Content Agency, LLC; forsalebyowner.com, LLC; Builder Media Solutions, LLC; and BLM. Historically, separate financial statements have not been prepared for Tribune Publishing. The accompanying combined financial statements are derived from the historical accounting records of Tribune and present Tribune Publishing’s combined financial position, results of operations and cash flows as of and for the periods presented as if Tribune Publishing was a separate entity and as it was historically managed. Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred had Tribune Publishing operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect Tribune Publishing’s combined financial position, results of operations and cash flows had Tribune Publishing operated as a stand-alone entity during the periods presented.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

These combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain assets of Tribune and Tribune Affiliates that are not owned by TPC and are otherwise specifically identifiable or attributable to Tribune Publishing and are necessary to present these combined financial results on a stand-alone basis have also been included in these combined financial statements.

Tribune and Tribune Affiliates consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan (as defined and described in Note 2). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. Although the properties subject to related party leases were legally transferred to the holding companies, Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing involvement with the properties, which pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 840, “Leases,” precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases and rent payments were accounted for as dividends to Tribune and Tribune Affiliates.

On Dec. 1, 2013, Tribune Publishing modified the specific provisions within the related party leases to address the prohibited forms of continuing involvement. This resulted in Tribune Publishing derecognizing those properties by recording a $337.6 million reduction to net properties and a corresponding reduction to the net parent company investment component of equity (deficit) in its combined balance sheet. The related party leases subsequent to the lease modification on Dec. 1, 2013 have been accounted for as operating leases. See Note 6 for further information.

The remainder of the transferred properties are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancellable by the real estate holding companies with a 30-day notice.

In connection with the spin-off, Tribune Publishing expects to enter into various agreements with Tribune and other third parties that may be on different terms than the terms of the arrangements or agreements that existed prior to the spin-off. For instance, Tribune Publishing utilizes the services of Tribune and Tribune Affiliates for certain functions such as legal, finance, human resources and information technology services, as well as various corporate-wide employee benefit programs. The costs of Tribune services that are specifically identifiable to Tribune Publishing are included in these combined financial statements. The costs of Tribune services that are incurred by Tribune but are not specifically identifiable to Tribune Publishing have been allocated to Tribune Publishing and included in these combined financial statements on bases that management considered to be a reasonable reflection of the utilization of services provided or the benefit received by Tribune Publishing during the periods presented. While management considers these allocations to have been made on a reasonable basis, the allocations do not necessarily reflect the expenses that would have been incurred had Tribune Publishing operated as a stand-alone entity. All such costs and expenses are assumed to be settled with Tribune through the parent company investment, a component of equity (deficit), in the period in which the costs were incurred. Current income taxes are also assumed to be settled with Tribune through the parent company investment in the period the related income taxes were recorded.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

All intercompany accounts within Tribune Publishing have been eliminated in consolidation. All significant intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates have been included within the combined financial statements and are considered to be effectively settled through equity contributions or distributions or through cash payments at the time the transactions were recorded. Except for amounts due to Tribune Affiliates for promissory demand notes, the accumulated net effect of intercompany transactions between either (i) Tribune Publishing and Tribune or (ii) Tribune Publishing and Tribune Affiliates are included in the parent company investment component of equity (deficit). These intercompany transactions are further described in Note 6. The total net effect of these intercompany transactions, including debt transactions with Tribune and Tribune Affiliates, is reflected in the combined statements of cash flows as financing activities.

Tribune Publishing assesses its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Tribune Publishing is managed by its chief operating decision maker, as defined by ASC Topic 280, as one business. Accordingly, the financial statements of Tribune Publishing are presented to reflect one reporting segment.

NOTE 2: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—On Dec. 8, 2008 (the “Petition Date”), Tribune, and 110 of its direct and indirect wholly-owned subsidiaries (each a “Debtor” and, collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. Certain of the legal entities included in the combined financial statements of Tribune Publishing were Debtors or, as a result of the restructuring transactions described below, are successor legal entities to legal entities that were Debtors (collectively, the “Tribune Publishing Debtors”). References to the Debtors herein include the Tribune Publishing Debtors unless otherwise indicated. Other legal entities included in the accompanying combined financial statements of Tribune Publishing did not file petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date, and were, therefore, not Debtors, and are not successors to legal entities that were Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of Dec. 31, 2012. For all periods presented herein, the Non-Debtor Subsidiaries included in the combined financial statements of Tribune Publishing are Tribune Interactive, LLC (as the successor legal entity to Tribune Interactive, Inc.); Riverwalk Center I Joint Venture; Tribune Hong Kong Limited, a foreign subsidiary; BLM; and Local Pro Plus Realty, LLC, a legal entity established subsequent to the Petition Date.

As further described below, a joint plan of reorganization for the Debtors, including the Tribune Publishing Debtors, became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”). Where appropriate, Tribune Publishing and its business operations as conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Publishing,” “Reorganized Tribune Publishing Debtors,” “Successor Tribune Publishing,” or “Successor.” Tribune and its business operations conducted on or after Dec. 31, 2012 are herein referred to as “Reorganized Tribune Company” and such references include Reorganized Tribune Publishing and Reorganized Tribune Publishing Debtors unless otherwise indicated. Where appropriate, Tribune Publishing and its business operations as conducted on or prior to Dec. 30, 2012 are herein referred to as “Predecessor Tribune Publishing” or “Predecessor.”

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

Plan of Reorganization—In order to emerge from Chapter 11, a Chapter 11 plan that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy as a going concern must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly-reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11. The disclosures below relate to the joint plan of reorganization for the Debtors and not to any individual plan of reorganization for the Tribune Publishing Debtors unless otherwise indicated.

On April 12, 2012, the Debtors, the official committee of unsecured creditors (the “Creditors’ Committee”), Oaktree Capital Management, L.P. (“Oaktree”), a creditor under certain Tribune prepetition debt facilities, Angelo, Gordon & Co. L.P. (“AG”), a creditor under certain Tribune prepetition debt facilities, and JPMorgan Chase Bank, N.A. (“JPMorgan”), an administrative agent and a creditor under certain Tribune prepetition debt facilities (collectively, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and Its Subsidiaries (as subsequently amended and modified, the “Plan”) with the Bankruptcy Court.

The Plan was the product of extensive negotiations and contested proceedings before the Bankruptcy Court due, in part, to certain claims and causes of action related to a series of transactions, collectively referred to as the “Leveraged ESOP Transactions,” that were undertaken by Tribune in 2007. These transactions resulted in Tribune becoming wholly-owned by an employee stock ownership plan (the “ESOP”) on Dec. 20, 2007. At the Debtors’ request, on Sept. 1, 2010, the Bankruptcy Court appointed a mediator to conduct a non-binding mediation concerning the terms of a plan of reorganization, including the appropriate resolution of claims and causes of action related to the Leveraged ESOP Transactions (the “Mediation”). The Mediation began on Sept. 26, 2010 and ultimately resulted in a settlement agreement (the “Settlement Agreement”) between the Debtors, the Creditors’ Committee, AG, Oaktree, JPMorgan and a group of funds and managed accounts represented by King Street Acquisition Company, LLC, King Street Capital, LP and Marathon Asset Management, LP that were lenders under certain Tribune prepetition debt facilities. The Settlement Agreement provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions, other than certain causes of action predefined as preserved. The terms of the Settlement Agreement, with certain modifications, were incorporated into the Plan filed with the Bankruptcy Court on April 12, 2012.

On July 23, 2012, the Bankruptcy Court issued an order (the “Confirmation Order”) confirming the Plan. The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan as the Plan pertains to the Tribune Publishing Debtors.

Notices of appeal of the Confirmation Order were filed in August 2012 by certain Tribune creditors. The confirmation appeals have been transmitted to the United States District Court for the District of Delaware (“Delaware District Court”) and have been consolidated, together with two previously-filed appeals of the Bankruptcy Court’s orders relating to certain provisions in the Plan.

The appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions contained in the Plan. There is currently no stay of the Confirmation Order in place pending

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

resolution of the confirmation-related appeals and those appeals remain pending before the Delaware District Court. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. That request has been fully briefed by the parties and the motion remains pending.

As described in Note 1, during the fourth quarter of 2012 and prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of Tribune’s subsidiaries into limited liability companies or merging certain of Tribune’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of Tribune and (iii) establishing a number of real estate holding companies. Among other things, the restructuring transactions resulted in TPC being converted into a limited liability company (prior to the conversion, TPC was a corporation named Tribune Publishing Company) as well as becoming the holding company for the principal direct and indirect subsidiaries that own and operate the business of Tribune Publishing as described in Note 1.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors of Tribune and the initiation of distributions to creditors. As a result, the ownership of Tribune changed from the ESOP to certain of Tribune’s creditors on the Effective Date. In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) all of Tribune’s $0.01 par value common stock held by the ESOP was cancelled and (ii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the Internal Revenue Code (“IRC”). This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. See Note 11 for further information. In addition, Tribune’s direct and indirect ownership interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions, were reinstated on the Effective Date.

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by Reorganized Tribune Publishing on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the substantive provisions of the Plan as it relates to Reorganized Tribune Publishing and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below.

—	Cancellation of certain prepetition obligations: On the Effective Date, the Tribune Publishing Debtors’ prepetition debt and certain other obligations were cancelled, terminated and/or extinguished, including (i) cancellation of the $2.8 billion promissory demand notes due to Tribune Finance and (ii) the cancellation of guarantee obligations by certain Tribune Publishing Debtors under certain of Tribune’s prepetition credit facilities (other than for purposes of allowing creditors thereunder to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

—	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Tribune Publishing Debtors that

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed by the applicable Reorganized Tribune Publishing Debtors or their successors-in-interest.

—	Distributions to Tribune Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims against Tribune and allowed senior loan guarantee claims against the subsidiary guarantors received approximately $2.9 billion in cash, approximately 98.2 million shares of Class A and Class B common stock in Reorganized Tribune Company (“New Common Stock”) and warrants to purchase New Common Stock (“New Warrants”) with an aggregate fair value determined pursuant to the Plan of approximately $4.5 billion as of the Effective Date, plus interests in a litigation trust formed pursuant to the Plan (the “Litigation Trust”), (ii) holders of allowed claims against Tribune related to Tribune’s prepetition $1.6 billion twelve-month bridge loan facility and allowed bridge loan facility guarantee claims against the subsidiary guarantors received a pro rata share of $64.5 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust, (iii) holders of allowed general unsecured claims against the Tribune Publishing Debtors received cash in an amount equal to 100% of their allowed claim, and (iv) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date were reinstated and allowed administrative expense claims will be paid in full when due. All distributions to creditors related to the Tribune Publishing Debtors’ prepetition liabilities classified as liabilities subject to compromise were made by Tribune on behalf of the Tribune Publishing Debtors pursuant to Tribune’s centralized cash management system as described in Note 6.

—	Ownership Interests in the Tribune Publishing Debtors and Non-Debtor Subsidiaries: All ownership interests of Tribune in the Tribune Publishing Debtors and Non-Debtor Subsidiaries, after giving effect to the restructuring transactions described earlier, were reinstated on the Effective Date.

—	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan, including those provisions relating to the Tribune Publishing Debtors. In particular, Reorganized Tribune Company made all distributions of cash, including cash distributions made on behalf of the Tribune Publishing Debtors, New Common Stock and New Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims. The prepetition claims of the Tribune Publishing Debtors’ general unsecured creditors that became or become allowed subsequent to the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Prepetition Claims and Causes of Action—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Absent an order of the Bankruptcy Court, substantially all prepetition liabilities are subject to settlement under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors began notifying all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Tribune Publishing Debtors filed schedules with the Bankruptcy Court setting forth the assets and liabilities of the Tribune Publishing Debtors as of the Petition Date (as subsequently amended

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

from time to time, the “Schedules of Assets and Liabilities”). These Schedules of Assets and Liabilities contain information identifying the Tribune Publishing Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Tribune Publishing Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Tribune Publishing Debtors were required to file a proof of claim in writing.

As required by ASC Topic 852, “Reorganizations” the amount of the liabilities subject to compromise at Dec. 30, 2012 represents Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Tribune Publishing Debtors’ Chapter 11 cases. Such known or potential prepetition claims included certain proofs of claim filed against the Tribune Publishing Debtors and additional claims included in the Tribune Publishing Debtors’ respective Schedules of Assets and Liabilities filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in Tribune Publishing’s combined balance sheets plus certain additional unliquidated and/or contingent amounts. During the Tribune Publishing Debtors’ Chapter 11 proceedings, the Tribune Publishing Debtors investigated the differences between the claim amounts recorded by the Tribune Publishing Debtors and claims filed by creditors. As of the Effective Date, a majority of the proofs of claim filed against the Tribune Publishing Debtors had been (i) settled or otherwise satisfied pursuant to the terms of the Plan or (ii) withdrawn, expunged or satisfied as a result of the Tribune Publishing Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. As of the date of this filing, substantially all claims had been settled or otherwise satisfied pursuant to the terms of the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Tribune Publishing Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code. However, certain executory contracts and leases were previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code.

Liabilities Subject to Compromise—Liabilities subject to compromise are shown separately in Tribune Publishing’s combined balance sheet at Dec. 30, 2012 and were incurred prior to the filing of the Chapter 11 Petitions. These amounts represent Tribune Publishing’s best estimate of known or potential prepetition claims to be resolved in connection with the Debtors’ Chapter 11 cases.

Tribune Publishing Debtors’ liabilities subject to compromise at Dec. 30, 2012 consisted of the following (in thousands):

Predecessor
Dec. 30, 2012
Accounts payable	$32,030
Deferred compensation and benefits	7,400
Promissory demand notes due to Tribune Affiliate (including accrued interest of $22,860)	2,822,860
Other liabilities (1)	3,600

Tribune Publishing Debtors’ liabilities subject to compromise	$2,865,890

(1)	Other liabilities primarily include amounts for non-income taxes and other accrued expenses.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Prior to the Petition Date, Tribune Finance LLC (“Tribune Finance”), a subsidiary of Tribune, issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. As of Dec. 30, 2012, these prepetition notes were in default due to the Chapter 11 filings. Prior to the Effective Date, any efforts to enforce these Debtors’ payment obligations pursuant to the promissory demand notes were stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. See Note 6 for additional disclosures related to the Tribune Publishing Debtors’ obligations to Tribune Finance as of Dec. 30, 2012. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as liabilities subject to compromise. For the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011, contractual interest expense applicable to the promissory demand notes was approximately $92.0 million and $90.3 million, respectively, while reported interest expense was less than $0.1 million in 2012 and $0 in 2011. Accrued interest on the promissory demand notes was also classified in liabilities subject to compromise and amounted to $22.9 million at Dec. 30, 2012.

On the Effective Date, substantially all of the Debtors’ prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan. However, certain other claims have been or will be settled or otherwise satisfied subsequent to the Effective Date. Although the allowed amount of certain unresolved claims has not been determined, Tribune Publishing’s liabilities subject to compromise associated with these unresolved claims were discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan. For information regarding the discharge of liabilities subject to compromise, see the “Terms of the Plan” section above.

Reorganization Items, Net—Reorganization items, net generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts and, pursuant to ASC Topic 852, are reported separately in Tribune Publishing’s combined statements of comprehensive income. Reorganization items, net may also include professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases, however, all professional advisory fees that were paid by Tribune and other non-debtor Tribune Affiliates that related to all Debtors have not been allocated to Tribune Publishing as professional advisory fees are Tribune reorganization expenses and do not specifically relate to the operations of Tribune Publishing.

Specifically identifiable reorganization provisions, adjustments and other costs directly related to Tribune Publishing have been included in the Successor’s combined statement of comprehensive income for 2013 and in the Predecessor’s combined statements of comprehensive income for Dec. 31, 2012 and for 2012 and 2011 and consisted of the following items (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Reorganization costs, net:
Contract rejections and claim settlements	$111	$—	$(978)	$412
Other, net	(381)	—	(468)	(2)

Total reorganization (costs) credits, net	(270)	—	(1,446)	410
Reorganization adjustments, net	—	2,862,039	—	—
Fresh-start reporting adjustments, net	—	(107,486)	—	—

Total reorganization items, net	$(270)	$2,754,553	$(1,446)	$410

In 2009, Tribune Publishing recorded provisions to establish liabilities for estimated claims incurred for certain non-cancellable operating leases rejected in the Tribune Publishing Debtors’ Chapter 11 cases. Contract

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

rejections and claim settlements included in reorganization items, net, in 2011 reflect gains associated with the reversal of the provisions made in 2009 to establish liabilities for rejected operating leases as the Tribune Publishing Debtors determined that no valid proofs of claim for those rejected leases had been filed with the Bankruptcy Court. Accordingly, such provisions made in 2009 were reversed in 2011 as these determinations were made. In the third quarter of 2012, the Plan was confirmed which, among other things, resulted in the allowance of, or adjustments to, certain claims that were otherwise contingent upon the confirmation of the Plan. As a result, contract rejections and claim settlements in 2012 included losses to adjust certain employee-related claims pursuant to a settlement agreement. These losses were partially offset by net favorable adjustments to adjust other liabilities to the amount of the allowed claim.

The Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 included other reorganization items totaling $2.755 billion before taxes ($2.842 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $2.862 billion before taxes ($2.894 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 3 for additional information regarding these other reorganization items.

Tribune Publishing expects to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and potentially in future periods.

NOTE 3: FRESH-START REPORTING

Financial Statement Presentation—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of Tribune’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of Tribune’s assets were less than the postpetition liabilities and allowed prepetition claims. As a result, Tribune Publishing also adopted fresh-start reporting on the Effective Date.

The adoption of fresh-start reporting by Reorganized Tribune Publishing resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure as of the Effective Date. Any presentation of Reorganized Tribune Publishing’s combined financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s combined financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The accompanying combined financial statements as of and for the years ended Dec. 30, 2012 and Dec. 25, 2011 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $2.862 billion before

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

taxes ($2.894 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net loss of $107.5 million before taxes ($52.1 million after taxes). These adjustments are further summarized and described below. The Predecessor’s combined statements of comprehensive income and cash flows for Dec. 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on Dec. 31, 2012. Because the Predecessor’s Dec. 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Publishing has elected to report them as part of Reorganized Tribune Publishing’s results of operations and cash flows for the first quarter of 2013.

Enterprise Value/Reorganization Value—ASC Topic 852 requires, among other things, a determination of the reorganization value for Reorganized Tribune Company and allocation of such reorganization value, as of the Effective Date, to the fair value of Reorganized Tribune Company’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805. The reorganization value for Reorganized Tribune Company represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the debtors and their creditors. This value is viewed as the fair value of Reorganized Tribune Company before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of Reorganized Tribune Company immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. The distributable value of Reorganized Tribune Company was determined utilizing a combination of enterprise valuation methodologies, including a comparable company analysis, a discounted cash flow (“DCF”) analysis and a precedent transaction analysis, plus the estimated cash on hand as of the measurement date and the estimated fair value of Tribune Company’s investments. The enterprise valuation methodologies are further described in the “Methodology, Analysis and Assumptions” section below. Based on current and anticipated economic conditions and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value for Reorganized Tribune Company of $7.372 billion. The distributable value implies an equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt undertaken by Reorganized Tribune Company.

In accordance with the provisions of ASC Topic 805, the reorganization value of Reorganized Tribune Company was allocated, in part, to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets as of the Effective Date. The calculation of reorganization value is further described in the “Fresh-Start Condensed Combined Balance Sheet” section below.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, Tribune’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of Tribune’s publishing and broadcasting segments. The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of Tribune’s publishing and broadcasting segments were determined by calculating the present value of the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies involved in public merger and acquisition transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, Tribune’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for Tribune’s broadcasting segment. The precedent transactions valuation methodology was not used for Tribune’s publishing segment due to the lack of relevant transactions.

Tribune’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for Tribune’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, Tribune’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of Tribune’s investments. The ranges of enterprise values for Tribune’s publishing and broadcasting segments and estimated fair values of Tribune’s investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Fresh-Start Combined Balance Sheet—The table below summarizes the Predecessor’s Dec. 30, 2012 combined balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of Dec. 31, 2012, and the resulting Successor’s combined balance sheet as of Dec. 31, 2012.

Combined Balance Sheets at Dec. 30, 2012 and Dec. 31, 2012

(In thousands)

	Predecessor At Dec. 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At Dec. 31, 2012
Assets
Current Assets
Cash	$13,768	$—		$—		$13,768
Accounts receivable, net	256,985	—		—		256,985
Inventories	12,537	—		5,810	(4)	18,347
Deferred income taxes	1,147	42,228	(1)(2)	(2,272	)(4)	41,103
Prepaid expenses and other	14,733	—		(18	)(4)	14,715

Total current assets	299,170	42,228		3,520		344,918

Properties
Property, plant and equipment	1,938,208	—		(1,527,106	)(4)	411,102
Accumulated depreciation	(1,322,830)	—		1,322,830	(4)	—

Net properties	615,378	—		(204,276)		411,102

Other Assets
Goodwill	—	—		15,331	(4)	15,331
Other intangible assets, net	28,911	—		37,976	(4)	66,887
Investments	3,986	—		—		3,986
Deferred income taxes	—	—		54,188	(4)	54,188
Other	3,787	—		(2,402	)(4)	1,385

Total other assets	36,684	—		105,093		141,777

Total assets	$951,232	$42,228		$(95,663)		$897,797

Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities
Accounts payable	$37,710	$2,528	(1)(3)	$—	(4)	$40,238
Employee compensation and benefits	103,077	322	(1)(3)	—		103,399
Deferred revenue	66,835	—		(171	)(4)	66,664
Other current liabilities	26,359	(879	)(1)(3)	—		25,480

Total current liabilities	233,981	1,971		(171)		235,781

Other Non-Current Liabilities	66,300	11,679	(1)(2)(3)	(16,192	)(4)	61,787
Liabilities Subject to Compromise	2,865,890	(2,865,890	)(1)(3)	—		—
Equity (Deficit)	(2,214,939)	2,894,468	(1)	(79,300	)(4)	600,229

Total liabilities and equity (deficit)	$951,232	$42,228		$(95,663)		$897,797

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(1)	Reflects adjustments arising from implementation of the Plan, including the gain on the settlement of prepetition liabilities, distributions of cash by Tribune on behalf of Reorganized Tribune Publishing and the elimination of Tribune Publishing’s equity (deficit). These adjustments also include the establishment of Reorganized Tribune Publishing’s equity based on the reorganization value of Reorganized Tribune Company allocated to the fair value of Reorganized Tribune Publishing’s tangible assets, finite-lived intangible assets and indefinite-lived intangible assets as of the Effective Date. The changes in the Predecessor’s capital structure arising from the implementation of the Plan is comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$2,865,890
Less: Liabilities assumed and reinstated on the Effective Date	(2,909)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(5,472)

Liabilities subject to compromise settled on the Effective Date	2,857,509
Forgiveness of prepetition promissory notes held by parent	2,822,860
Cash distributions on settled claims paid by parent	34,649

Gain on settlement of liabilities subject to compromise	2,857,509
Plus: Other reorganization adjustments, net	4,530

Total reorganization adjustments before taxes	2,862,039
Plus: Income tax benefit on reorganization adjustments	32,429

Net reorganization gain after taxes	$2,894,468

(2)	Reflects the conversion of Reorganized Tribune Company, including its qualified subchapter S subsidiaries, from a subchapter S corporation to a C corporation under the IRC.
(3)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases.
(4)	The Predecessor’s combined statement of comprehensive income for Dec. 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax loss which primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, and recording related adjustments to deferred income taxes. The fresh-start reporting adjustments included in the Predecessor’s statement of comprehensive income for Dec. 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(204,276)
Fair value adjustments to intangibles	37,431
Establish Successor’s goodwill	15,331
Elimination of accumulated other comprehensive income	33,598
Other fair value adjustments, net	10,430

Loss from fresh-start reporting adjustments before taxes	(107,486)
Income tax benefit attributable to fair value adjustments	55,344

Net loss from fresh-start reporting adjustments after taxes	$(52,142)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $411.1 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of Dec. 30, 2012.

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Publishing and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, advertiser relationships, customer relationships, affiliate agreements and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $38.0 million net increase in other intangible assets in the Successor’s combined balance sheet at Dec. 31, 2012.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Some of the significant estimates in these combined financial statements include the valuation assumptions used in the adoption of fresh-start reporting, allowances for doubtful accounts receivable, net realizable value of inventories, corporate allocations, useful lives of property and identifiable intangible assets, the evaluation of recoverability of property and identifiable intangible assets, income tax and valuation reserves. Actual results could differ from these estimates.

Revenue Recognition—Tribune Publishing’s primary sources of revenue are from the sales of advertising space in published issues of its newspapers and other publications and on websites owned by, or affiliated with Tribune Publishing; distribution of preprinted advertising inserts in its publications; sales of newspapers and other publications to distributors and individual subscribers; and the provision of commercial printing and delivery services to third parties, primarily other newspaper companies. Newspaper advertising revenue is recorded, net of agency commissions, when advertisements are published in newspapers. Website advertising revenue is recognized ratably over the contract period or as services are delivered, as appropriate. Commercial printing and delivery services revenues, which are included in other revenues, are recognized when the product is delivered to the customer or as services are provided, as appropriate. Proceeds from publication subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions. Tribune Publishing records rebates when earned as a reduction of advertising revenue.

Cash—Cash is stated at cost, which approximates market value. Tribune utilizes a centralized approach to cash management and the financing of its operations. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. See Note 6 for further discussion.

Accounts Receivable and Allowance for Doubtful Accounts—Tribune Publishing’s accounts receivable are primarily due from advertisers and circulation-related accounts. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. Tribune Publishing maintains an allowance for uncollectible accounts, rebates and volume discounts. The allowance for uncollectible accounts is determined based on historical write-off experience and any known specific collectability exposures.

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at Dec. 25, 2011 (Predecessor)	$13,519
2012 additions charged to costs and expenses	23,387
2012 deductions	(23,475)

Accounts receivable allowance balance at Dec. 30, 2012 (Predecessor)	$13,431
2013 additions charged to costs and expenses	22,477
2013 deductions	(23,052)

Accounts receivable allowance balance at Dec. 29, 2013 (Successor)	$12,856

Trade Transactions—Tribune Publishing, in the ordinary course of business, enters into trade transactions whereby advertising in a Tribune Publishing publication is exchanged for products or services or advertising, including advertising at an event/venue. Trade transactions are generally reported at the estimated fair value of the product or services received. Revenues are recorded when the advertisement runs in a Tribune Publishing publication and expenses are generally recorded when the products or services are utilized or the advertisement runs.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Inventories—Inventories are stated at the lower of cost or market. The Predecessor determined cost on the last-in, first-out (“LIFO”) basis for newsprint and on the first-in, first-out (“FIFO”) basis for all other inventories. Effective Dec. 31, 2012 and in conjunction with the adoption of fresh-start reporting, Reorganized Tribune Publishing elected to change its costing method to the FIFO method for newsprint inventories. In addition, effective Dec. 31, 2012, Reorganized Tribune Publishing elected to change its accounting policy whereby ink, spare parts and other consumables used in production are expensed upon acquisition and no longer recorded into inventory in the Successor’s combined balance sheet.

Properties—Property, plant and equipment of the Predecessor are stated at cost less accumulated depreciation. The Predecessor computed depreciation using the straight-line method over the following estimated useful lives: 10 to 40 years for buildings, 7 to 20 years for newspaper printing presses and 3 to 10 years for all other equipment. As a result of the adoption of fresh-start reporting, Reorganized Tribune Publishing’s property, plant and equipment was adjusted to fair value on the Effective Date. In addition, the estimated useful lives of Reorganized Tribune Publishing’s property, plant and equipment that were in service on the Effective Date were revised to the following: 4 to 44 years for buildings, 1 to 25 years for newspaper printing presses and 1 to 25 years for all other equipment. There were no changes to the methods used by Reorganized Tribune Publishing to compute depreciation or any changes to the policy for determining estimated useful lives for assets placed into service subsequent to the Effective Date as a result of the adoption of fresh-start reporting. Expenditures for repairs and maintenance of existing assets are charged to expense as incurred. Property, plant and equipment assets that are financed under a capital lease are depreciated over the shorter of the term of the lease or the useful lives of the assets.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets are summarized in Note 8. Tribune Publishing reviews goodwill and other indefinite-lived intangible assets, which include only newspaper mastheads, for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles–Goodwill and Other.” Under ASC Topic 350, the impairment review of goodwill and other intangible assets not subject to amortization must be based on estimated fair values.

Tribune Publishing’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair value of goodwill is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review are calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the publishing industry such as operating margins and royalty rates for newspaper mastheads. These assumptions reflect Tribune Publishing’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of Tribune Publishing’s control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” Tribune Publishing evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. Tribune Publishing measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in non-cash impairment charges in the future under ASC Topic 360.

Fair Value Measurements—Tribune Publishing measures and records in its combined financial statements certain assets and liabilities at fair value. ASC Topic 820, “Fair Value Measurement and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and Tribune Publishing’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

—	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

—	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

—	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

At both Dec. 29, 2013 and Dec. 30, 2012, Tribune Publishing had no financial assets or liabilities that are measured at fair value on a recurring basis.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying values of cash, trade accounts receivable and trade accounts payable approximate fair value due to their short term to maturity.

Liabilities subject to compromise at Dec. 30, 2012 included certain prepetition promissory demand notes due to Tribune Finance which had a carrying value of $2.8 billion. The amounts and payment terms of these promissory demand notes were established in connection with the Plan. Accordingly, the fair value of these related party liabilities could not be reasonably estimated at Dec. 30, 2012 as they were not arm’s length transactions and therefore, such amounts were not meaningful.

Investments—Investments in unconsolidated affiliates over which Tribune Publishing exercises significant influence, but does not control, are accounted for by the equity method. Under this method, an investment account for each unconsolidated affiliate is increased by contributions made and by Tribune Publishing’s share of net income of the unconsolidated affiliate, and decreased by the share of net losses of and distributions from the unconsolidated affiliate. See Note 9 for further discussion.

Tribune Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to eligible employees of Tribune Publishing through defined benefit pension plans sponsored by Tribune. Under

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Tribune-sponsored defined benefit pension plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is Tribune’s policy to fund the minimum for Tribune-sponsored defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Tribune also provides certain health care and life insurance benefits for retired Tribune Publishing employees through postretirement benefit plans sponsored by Tribune. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Tribune’s policy to fund postretirement benefits as claims are incurred.

Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been and will continue to be an obligation of Tribune. Therefore, Tribune Publishing accounts for costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715, “Compensation—Retirement Benefits.” ASC Topic 715 provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by Tribune Publishing, no assets or liabilities relative to the obligations under the Tribune-sponsored defined benefit pension plans have been included in the combined balance sheets.

Tribune recognizes the overfunded or underfunded status of its postretirement benefit plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health care and life insurance benefits, the related net periodic benefit costs and other comprehensive income (loss) have been allocated to Tribune Publishing and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible Tribune Publishing employees.

Self-Insurance—Tribune self-insures for certain employee medical and disability income benefits, and insures with a high deductible for workers’ compensation, automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. Tribune’s deductibles for the insured coverages are generally $1 million per occurrence, depending on the applicable policy period. As a portion of the liabilities and expense related to these self-insurance and insurance plans relate to Tribune Publishing employees, both the liability and expense applicable to those employees have been presented within these financial statements. The recorded liabilities for self-insured risks at Dec. 29, 2013 and Dec. 30, 2012 totaled $47.5 million and $47.8 million, respectively, and included $0.1 million classified as liabilities subject to compromise at Dec. 30, 2012.

Deferred Revenue—Deferred revenue arises in the normal course of business from advance subscription payments for newspapers and other publications, and interactive advertising sales. Deferred revenue is recognized in the period it is earned.

Income Taxes—On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the IRC, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize subchapter S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C corporations.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred income tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which Tribune Publishing operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. Tribune Publishing provides deferred taxes on these temporary differences in accordance with ASC Topic 740, “Accounting for Income Taxes.” Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The combined tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, the resolution of Tribune Publishing’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by Tribune Publishing.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 11 for further discussion.

In connection with the Debtors’ emergence from Chapter 11, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC, including the qualified subchapter S subsidiaries included in these combined financial statements. The effect of this conversion was recorded in connection with Reorganized Tribune Publishing’s implementation of fresh-start reporting as more fully described in Note 3 and Note 11. Accordingly, essentially all of Reorganized Tribune Publishing’s deferred income tax assets and liabilities at the Effective Date were reinstated at a higher effective tax rate.

New Accounting Standards—In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU No. 2013-02 is required to be applied prospectively in interim and annual periods beginning after Dec. 15, 2012. Adoption of ASU No. 2013-02 did not have a material impact on Tribune Publishing’s combined financial statements.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5: CHANGES IN OPERATIONS

Acquisitions—Tribune Publishing made no business acquisitions in 2013 and 2012. Business acquisitions in 2011 were not significant. The results of acquired companies are included in the combined statements of comprehensive income since their respective dates of acquisition.

Employee Reductions—Tribune Publishing identified reductions in its staffing levels in 2013, 2012 and 2011 of approximately 745, 800 and 560 positions, respectively. As a result, Tribune Publishing recorded pretax charges for severance and related expenses totaling $15.6 million, $13.6 million, and $14.1 million in 2013, 2012 and 2011, respectively. On Nov. 20, 2013, Tribune announced that it would be undertaking certain actions to realign the non-editorial functions across Tribune Publishing to increase the efficiency and effectiveness of its operations. In the fourth quarter of 2013, Tribune Publishing recorded pretax charges for severance and related expenses totaling $9.1 million for identified reductions in staffing levels of approximately 400 positions which were due in part to these actions as well as other cost reduction initiatives. The accrued liability for severance and related expenses is reflected in employee compensation and benefits in the combined balance sheets and was $9.3 million at Dec. 29, 2013 and $4.0 million at Dec. 30, 2012.

A summary of the activity with respect to Tribune Publishing’s severance accrual is as follows (in thousands):

Severance accrual balance at Dec. 25, 2011(Predecessor)	$5,583
2012 provision	13,558
2012 payments	(15,140)

Severance accrual balance at Dec. 30, 2012 (Predecessor)	4,001
2013 provision	15,592
2013 payments	(10,257)

Severance accrual balance at Dec. 29, 2013 (Successor)	$9,336

Charges for severance and related expenses are included in selling, general and administrative expense in the accompanying combined statements of comprehensive income. Severance expense in the table above, excludes severance costs incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 6 for further discussion of allocated charges from Tribune and Tribune Affiliates.

Shutdown of Daily Press Media Group Printing and Packing Operations—In April 2012, the Daily Press Media Group (“DPMG”) approved a plan to outsource DPMG’s printing and packaging operations located in Newport News, Virginia to Media General Operations, Inc. (d/b/a Richmond Times-Dispatch) (“MG”). Pursuant to the arrangement, MG will provide to DPMG prepress, printing, inserting, newsprint and transportation services for all editions of DPMG’s three newspapers, the Daily Press, The Virginia Gazette, and the Tidewater Review. As of April 27, 2012, the DPMG facility had certain press equipment, prepress equipment and machinery with a net book value of $5.8 million that would no longer be used as a result of the arrangement. Of this amount, inserting equipment with a net book value of $1.5 million was made available to MG for use in connection with contracted print and packaging activities, equipment with a net book value of $1.2 million was transferred to other publishing business units and equipment with a net book value of $3.1 million was sold or scrapped. Accordingly, Tribune Publishing reduced its estimate of the remaining useful life of the equipment to be sold or scrapped and recorded accelerated depreciation of $2.8 million during 2012. Pursuant to the arrangement, DPMG reimbursed MG for the purchase and installation of necessary press modification equipment and systems in the amount of $0.7 million. In addition, Tribune Publishing eliminated approximately 85 employees and incurred severance and related expenses of $0.7 million which are included in selling, general and administrative expenses in Tribune Publishing’s combined statements of comprehensive income.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6: RELATED PARTY TRANSACTIONS WITH TRIBUNE AND TRIBUNE AFFILIATES

Tribune Publishing participates in a number of corporate-wide programs administered by Tribune and Tribune Affiliates. These include participation in Tribune’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs and centralized service centers and other corporate functions. The following is a discussion of the relationship with Tribune, the services provided and how transactions with Tribune and Tribune Affiliates have been accounted for in the combined financial statements.

Equity (Deficit)—Equity (Deficit) in the combined balance sheets includes the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates, Tribune Publishing’s paid-in-capital, and Tribune’s interest in Tribune Publishing’s cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity (deficit). The amounts comprising the accumulated balance of transactions between Tribune Publishing and Tribune and Tribune Affiliates include (i) the cumulative net assets attributed to Tribune Publishing by Tribune and Tribune Affiliates, (ii) the cumulative net advances to Tribune representing the cumulative Tribune Publishing funds swept (net of funding provided by Tribune and Tribune Affiliates to Tribune Publishing) as part of the centralized cash management program described further below, (iii) the cumulative charges (net of credits) allocated by Tribune and Tribune Affiliates to Tribune Publishing for certain support services received by Tribune Publishing and (iv) related party dividends for rent payments on related party leases as described further below.

Centralized Cash Management—Tribune utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Tribune and Tribune Publishing advance funds to each other. Accordingly, none of Tribune’s cash and cash equivalents has been assigned to Tribune Publishing in the combined financial statements. Cash in the combined balance sheets represents either cash not yet advanced to Tribune or cash held locally by Tribune Publishing. These transactions are recorded in equity (deficit) when advanced.

Support Services Provided and Other Amounts with Tribune and Tribune Affiliates—Tribune Publishing received allocated charges from Tribune and Tribune Affiliates for certain corporate support services, which are recorded within selling, general and administrative expense in Tribune Publishing’s combined statements of comprehensive income. Management believes that the bases used for the allocations are reasonable and reflect the portion of such costs attributed to Tribune Publishing’s operations; however, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a separate stand-alone company. These allocated costs are summarized in the following table (in thousands):

	Fiscal Years
	Successor	Predecessor
	2013	2012	2011
Corporate management fee	$29,450	$34,756	$30,571
Service center support costs	1,268	2,259	14,175
Technology service center support costs	103,346	108,893	94,260
General insurance	5,716	7,471	6,748
Occupancy	—	7,315	7,681
Other support costs	1,774	1,686	1,718
Cost recoveries	(768)	(3,277)	(3,462)

Total	$140,786	$159,103	$151,691

The above summary of allocated costs includes depreciation expense allocated by Tribune and Tribune Affiliates for certain assets that support Tribune Publishing and other Tribune Affiliates. These assets primarily

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

relate to capitalized software that is utilized by Tribune, including Tribune Publishing, to operate its businesses and such assets have not been included in Tribune Publishing’s combined balance sheets. Allocated depreciation expense totaled $17.1 million, $23.5 million and $22.3 million for 2013, 2012 and 2011, respectively, and was allocated primarily based on headcount, Tribune Publishing’s revenue as a percentage of total Tribune revenue and utilization of assets by Tribune Publishing.

The corporate management fee related to support Tribune Publishing received from Tribune and Tribune Affiliates for certain corporate activities includes: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, and (x) other Tribune corporate and infrastructure costs. For these services, Tribune Publishing was charged a management fee based on actual costs incurred by Tribune and Tribune affiliates, and allocated to Tribune Publishing based upon Tribune Publishing’s revenue as a percentage of total Tribune revenue in each fiscal year.

Service center support costs relate to support Tribune Publishing received from Tribune service centers, which centrally manage and process (for all Tribune business units) certain financial transactions (e.g. payroll, accounts payable, etc.) and human resources activities (e.g. administration of employee benefits programs, employee relations, recruitment, etc.). Service center support costs have been allocated based on either the number of payments processed or other volume measures for financial transactions, headcount for payroll costs, or Tribune Publishing’s revenue as a percentage of total Tribune revenue. Such allocated costs are intended to represent the costs of providing these services to Tribune Publishing.

In 2010, Tribune began a process to expand its finance shared service center, including adding additional services such as collections, circulation, general accounting and controls compliance functions and relocated its finance shared service center operations from Chicago, Illinois to Dallas, Texas. By 2013, all shared service center operations were relocated to BLM in Dallas, Texas.

Technology service center support costs related to Tribune’s centrally managed information technology function that provides certain technology-related services to Tribune Publishing including: (i) networks, (ii) email, (iii) infrastructure, (iv) support, and (v) other technology services. The costs of these services were determined by allocating a portion of the total information technology costs, and are intended to represent the costs of providing these services to Tribune Publishing. Technology service center costs have been allocated based on headcount, usage or other volume measures for certain network, network security and desktop and web application support services, and Tribune Publishing’s revenue as a percentage of total Tribune revenue for circulation support and depreciation costs.

General insurance costs relate to Tribune Publishing’s participation in Tribune-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Occupancy costs relate to certain facilities owned and/or leased by Tribune and Tribune Affiliates that were utilized by Tribune Publishing employees and principally relate to shared corporate office space. These costs were charged to Tribune Publishing primarily based on actual square footage utilized. Occupancy costs include facility rent, maintenance, security and other occupancy related costs incurred to manage the properties. In connection with the internal restructuring plan, discussed in Note 2, the shared corporate office space was transferred to Tribune’s newly established real estate holding companies on Dec. 21, 2012 and related party lease agreements were established between Tribune Publishing and the real estate holding companies. Beginning in

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

2013, the occupancy costs for shared corporate office space were replaced with rent expense. Historical occupancy costs and rent expense are recorded in selling, general and administrative expense in its combined statements of comprehensive income. The related party lease agreements are discussed in further detail below.

Other support costs related to charges to Tribune Publishing from Tribune Affiliates for audit and bank fees, shared resources, syndicated content and other support services. Such costs were allocated based on actual costs incurred and Tribune Publishing’s revenue as a percentage of total Tribune revenue.

Cost recoveries reflect costs recovered from Tribune and Tribune Affiliates for functions provided by Tribune Publishing, including shared resources, purchase and syndicated content, printing and direct mail, sales services, research and occupancy costs. Such costs were primarily allocated based on usage or other volume measurements, management estimates of the percentage of time that employees spent on operating activities at Tribune and Tribune Affiliates and square footage.

Severance costs incurred by Tribune at service centers that provide a benefit to Tribune Publishing have been allocated and included within corporate management fee, service center support, technology service center support and occupancy costs, as applicable. Allocated severance costs totaled $1.7 million, $0.4 million and $1.6 million in 2013, 2012 and 2011, respectively, and were primarily allocated based on Tribune Publishing’s revenue as a percentage of total Tribune revenue or Tribune Publishing’s total allocated expense as a percentage of total Tribune allocable costs.

As noted above, Tribune’s service centers process substantially all of Tribune Publishing’s disbursements on its behalf. These disbursements are settled through equity (deficit).

Promissory Demand Notes Due to Tribune Affiliate—In connection with the Leveraged ESOP Transactions, Tribune entered into an $8.028 billion senior secured credit agreement, as amended on June 4, 2007 (collectively, the “Credit Agreement”). Pursuant to the terms of the Credit Agreement, Tribune Finance issued promissory demand notes aggregating $2.8 billion to certain Tribune Publishing Debtors. Interest on these promissory demand notes was payable at a per annum rate equal to the rate of interest applicable to the funds contributed to Tribune Finance by Tribune pursuant to the Credit Agreement.

As a result of the Tribune Publishing Debtors’ Chapter 11 filings, these promissory demand notes were in default. Prior to the Effective Date, any efforts to enforce the Tribune Publishing Debtors’ payment obligations pursuant to the promissory demand notes were stayed as a result of the filing of the Chapter 11 Petitions. As a result, these promissory demand notes are included in liabilities subject to compromise in Tribune Publishing’s combined balance sheets. In accordance with ASC Topic 852, following the Petition Date, Tribune Publishing ceased accruing interest expense on the promissory demand notes classified as a liability subject to compromise. Accrued interest on the promissory demand notes was also classified as liabilities subject to compromise and amounted to $22.9 million at Dec. 30, 2012. These promissory demand notes, and the related accrued interest, were subsequently forgiven by Tribune Finance on the Effective Date in accordance with and pursuant to the terms of the Plan.

Medical and Workers’ Compensation Benefit Plans—Tribune Publishing participates in Tribune-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to Tribune Publishing amounted to $49.3 million, $52.2 million and $60.3 million in 2013, 2012 and 2011, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. While

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Benefit Plans—Retirement benefits obligations pursuant to the Tribune-sponsored defined benefit pension plans have historically been and will continue to be an obligation of Tribune. Therefore, Tribune Publishing accounts for (credits) costs associated with these defined benefit pension plans as a participant in multi-employer plans in accordance with ASC Topic 715. Annual (credits) costs related to Tribune-sponsored pension plans, which totaled $(23.8) million, $66.8 million and $39.2 million in fiscal years 2013, 2012 and 2011, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the remaining net periodic pension cost components based upon Tribune Publishing’s proportional share of the pension liability. Tribune-sponsored pension plan (income) expense allocated to Tribune Publishing is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income. As of December 2012, substantially all of the Tribune-sponsored defined benefit pension plans have been frozen.

The weighted average assumptions used each year in accounting for Tribune’s pension benefits prior to being allocated to Tribune Publishing, are summarized in the below table:

	Pension Plans
	2013	2012
Discount rate for expense	3.85%	4.10%
Increase in future salary levels for expense	3.50%	3.50%
Long-term rate of return on plans’ assets for expense	7.50%	7.50%

While management believes the allocation methods utilized for the Tribune-sponsored pension plans were reasonable and reflected the portion of such (income) cost attributed to Tribune Publishing, the amounts may not be representative of the costs necessary for Tribune Publishing to operate as a stand-alone business.

Defined Contribution Plans—Tribune Publishing employees have historically participated in various Tribune qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allowed participants to invest their savings in various investments. Amounts charged to expense by Tribune Publishing for employer contributions to Tribune 401(k) savings plans totaled $13.3 million, $16.6 million and $16.2 million in fiscal years 2013, 2012 and 2011, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of comprehensive income.

Related Party Lease Agreements—As described in Note 1, on Dec. 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to Tribune’s newly established real estate holding companies. As of the date of the transfers, the carrying value of the transferred properties was $294.5 million.

On Nov. 15, 2013, Tribune Publishing transferred two additional properties to the real estate holding companies and subsequently leased back the properties from Tribune. The carrying value of the properties transferred on Nov. 15, 2013 was $18.0 million.

In 2013, Tribune Publishing entered into related party lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred on Dec. 21, 2012. The initial term of these non-cancellable related party lease agreements is either five or ten years, with two optional renewal terms. Tribune Publishing determined that pursuant to the terms of the leases, it maintained forms of continuing

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

involvement with the properties subject to related party leases, which, in accordance with ASC Topic 840, precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result, Tribune Publishing continued to account for and depreciate the carrying values of the transferred properties subject to related party leases and rent payments were accounted for as dividends to Tribune and Tribune Affiliates. Tribune Publishing recorded $4.7 million of depreciation expense for such properties during fiscal year 2013.

On Dec. 1, 2013, Tribune Publishing modified the related party leases to eliminate certain protections provided to the landlord in the event of default by the tenant, including the right to collect rent and other balances owed by tenant under the leases utilizing insurance proceeds received by the landlord in the event of damage and otherwise payable to the tenant, as well as the right to collect rent directly from subtenants to the extent all or a portion of the premise is sublet. Pursuant to ASC Topic 840, these provisions had precluded Tribune Publishing from derecognizing those properties from its combined financial statements. As a result of these modifications, Tribune Publishing determined that it no longer had forms of continuing involvement with the transferred properties and derecognized such properties from its combined financial statements by recording a $337.6 million reduction to net properties and a corresponding reduction to the parent company investment component of equity (deficit) in its combined balance sheet. Tribune Publishing has accounted for these related party leases as operating leases beginning on Dec. 1, 2013. In connection with all related party lease agreements, Tribune Publishing recognized $10.6 million of rent expense for fiscal year 2013, recorded in cost of sales and selling, general and administrative expense, as appropriate.

In addition, in 2013, Tribune Publishing entered into various related party lease agreements with a Tribune real estate holding company to lease the portions of the shared corporate office space that Tribune Publishing continues to occupy for an initial 5-year term. In accordance with ASC Topic 840, Tribune Publishing has accounted for these related party leases as operating leases in 2013. Costs associated with the related party lease agreements for shared corporate office space were recorded in selling, general and administrative expense.

Tribune Publishing’s minimum lease payments under the related party operating lease arrangements are as follows (in thousands):

2014	$35,394
2015	36,977
2016	37,883
2017	38,877
2018	29,974
Thereafter	96,578

Total	$275,683

The remainder of the transferred properties, which had a carrying value of $28.5 million as of the date of the transfers, are no longer utilized in the operations of Tribune Publishing; therefore, Tribune Publishing did not enter into related party leases for those properties. During the second half of 2013, Tribune Publishing entered into management agreements with the real estate holding companies pursuant to which it will manage those properties for an initial term of one year, cancellable by the real estate holding companies with a 30-day notice.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7: INVENTORIES

Inventories consisted of the following (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Newsprint	$13,831	$12,465
Other	391	72

Total inventories	$14,222	$12,537

As discussed in Note 4, effective Dec. 31, 2012 and in conjunction with the adoption of fresh-start reporting, Reorganized Tribune Publishing elected to change its costing method to the FIFO method for newsprint inventories. Newsprint inventories valued under the LIFO method were less than current cost by approximately $5.5 million at Dec. 30, 2012.

NOTE 8: GOODWILL, OTHER INTANGIBLE ASSETS AND INTANGIBLE LIABILITIES

Goodwill, other intangible assets and intangible liabilities at Dec. 29, 2013 and Dec. 30, 2012 consisted of the following (in thousands):

	Successor			Predecessor
	Dec. 29, 2013			Dec. 30, 2012
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets subject to amortization (1)
Subscribers (useful life of 2 to 10 years)	$3,694	$(919)	$2,775	$97,576	$(76,719)	$20,857
Advertiser relationships (useful life of 2 to 13 years)	14,332	(2,032)	12,300	—	—	—
Other (useful life of 1 to 15 years)	17,061	(3,454)	13,607	11,609	(9,555)	2,054

Total	$35,087	$(6,405)	$28,682	$109,185	$(86,274)	$22,911

Goodwill and other intangible assets not subject to amortization
Goodwill			15,331			—
Newspaper mastheads			31,800			6,000

Total goodwill and other intangible assets			$75,813			$28,911

Intangible liabilities subject to amortization
Lease contract intangible liabilities	(545)	218	(327)	—	—	—

Total intangible liabilities subject to amortization	$(545)	$218	$(327)	$—	$—	$—

(1)	Useful lives presented in the table above represent those used by the Successor.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

The changes in the carrying amounts of intangible assets subject to amortization during the years ended Dec. 29, 2013 and Dec. 30, 2012 were as follows (in thousands):

Intangible assets subject to amortization
Balance as of Dec. 25, 2011 (Predecessor)	$28,467
Amortization expense	(6,382)
Additions	826

Balance as of Dec. 30, 2012 (Predecessor)	$22,911
Fresh start	12,176
Amortization expense	(6,580)
Additions	175

Balance as of Dec. 29, 2013 (Successor)	$28,682

The changes in the carrying amounts of intangible assets not subject to amortization and goodwill during the years ended Dec. 29, 2013 and Dec. 30, 2012 were as follows (in thousands):

Other intangible assets not subject to amortization
Balance as of Dec. 25, 2011 and Dec. 30, 2012 (Predecessor)	$6,000
Fresh-start reporting adjustments	25,800

Balance as of Dec. 31, 2012 and Dec. 29, 2013 (Successor)	$31,800

Goodwill
Balance as of Dec. 25, 2011 and Dec. 30, 2012 (Predecessor)	$—
Fresh-start reporting adjustments	15,331

Balance as of Dec. 31, 2012 and Dec. 29, 2013 (Successor)	$15,331

As disclosed in Note 4, Tribune Publishing reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350. As of the fourth quarter of 2013 Tribune Publishing conducted its annual goodwill impairment test utilizing the two-step impairment test and its annual impairment test of other indefinite-lived intangible assets in accordance with ASC Topic 350. No impairment charges were recorded.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, estimated income tax rates, capital expenditures, market multiples and discount rates, as well as specific economic factors such as royalty rates for newspaper mastheads. Fair value estimates for each of Tribune Publishing’s indefinite-lived intangible assets are inherently sensitive to changes in these estimates. Adverse changes in expected operating results and/or unfavorable changes in other economic factors could result in non-cash impairment charges in the future under ASC Topic 350.

Amortization expense relating to amortizable intangible assets is expected to be approximately $6.4 million in 2014, $5.0 million in 2015, $4.9 million in 2016, $1.9 million in 2017 and $1.9 million in 2018.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9: INVESTMENTS

Investments consisted of equity method investments totaling $2.8 million at Dec. 29, 2013 and $4.0 million at Dec. 30, 2012. The balance is largely comprised of the investments made in the following private companies:

Company	% Owned
CIPS Marketing Group, Inc	50%
Homefinder.com, LLC	33%
Locality Labs, LLC	35%
McClatchy/Tribune Information Services	50%

In 2013, 2012 and 2011, Tribune Publishing recorded losses of $1.2 million, $2.3 million and $0.9 million, respectively, relating to its equity method investments. In 2013, Tribune did not make any new investments or receive any distributions from its equity method investments. In 2012, Tribune Publishing made an aggregate $8.9 million investment in and received a distribution of $0.6 million from its equity method investments during the year.

In 2012, Tribune Publishing recorded a non-cash pretax charge of $6.1 million related to the write-down of one of its equity method investments. This write-down resulted from a decline in the fair value of the investment that Tribune Publishing determined to be other than temporary. The estimated fair value of this investment was based primarily on consideration of the fair value of the investee’s individual assets and liabilities at Dec. 30, 2012. The valuation inputs for this investment are not highly observable as the investment is not actively traded on an open market. Therefore, this investment is classified as a Level 3 asset in the fair value hierarchy established under ASC Topic 820 at Dec. 30, 2012.

Tribune Publishing provides support services to MCT and manages its daily cash receipts and disbursements. As a result, Tribune Publishing had an outstanding payable to MCT of $2.8 million and $2.0 million for cash receipts in excess of the support services provided to MCT as of Dec. 29, 2013 and Dec. 30, 2012, respectively. This payable is included in other obligations in Tribune Publishing’s combined balance sheets at Dec. 29, 2013 and Dec. 30, 2012.

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases—Tribune Publishing leases certain equipment and office and production space under various prepetition and postpetition operating leases. Net lease expense for Tribune Publishing was $18.8 million in 2013, $19.3 million in 2012 and $21.0 million in 2011. Net lease expense excludes lease costs incurred by Tribune and Tribune Affiliates and allocated to Tribune Publishing. See Note 6 for further discussion of allocated charges from Tribune and Tribune Affiliates.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Tribune Publishing’s future minimum lease payments under non-cancellable operating leases, exclusive of leases entered into with Tribune Affiliates as separately disclosed in Note 6, at Dec. 29, 2013 were as follows (in thousands):

2014	$19,314
2015	13,478
2016	9,901
2017	4,909
2018	4,002
Thereafter	4,067

Total	$55,671

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all unexpired prepetition leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

Other Commitments—At Dec. 29, 2013, Tribune Publishing had commitments related to the purchase of transportation and news and market data services totaling $15.7 million.

Tribune Publishing is a party to various arrangements with third party suppliers to purchase newsprint. Under these arrangements, Tribune Publishing agreed to purchase 35,000 metric tons of newsprint in 2014, subject to certain limitations, based on market prices at the time of purchase.

Other Contingencies—The legal entities comprising Tribune Publishing’s operations are defendants from time to time in actions for matters arising out of their business operations. In addition, the legal entities comprising Tribune Publishing’s operations are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

Tribune Publishing does not believe that any matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on its combined financial position, results of operations or liquidity.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11: INCOME TAXES

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income tax expense reported in the combined statements of comprehensive income (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Income before income taxes	$165,086	$2,754,553	$31,689	$44,153

Federal income taxes (35% in 2013, 0% in 2012 and 2011)	57,780	—	—	—
State and local income taxes, net of federal tax benefit	9,155	—	292	566
Non-deductible transaction costs	3,484	—	—	—
Federal income taxes related to non-qualified subchapter S subsidiaries	—	—	2,772	2,118
Valuation allowance	—	—	35	24
Other, net	573	—	195	(169)
Income taxes on reorganization items	—	(32,429)	—	—
Income taxes attributable to fair value adjustments	—	(55,344)	—	—

Income tax expense (benefit)	$70,992	$(87,773)	$3,294	$2,539

Effective tax rate	43.0%	(3.2)%	10.4%	5.8%

Subchapter S Corporation Election and Subsequent Conversion to C Corporation—On March 13, 2008, Tribune filed an election to be treated as a subchapter S corporation under the IRC, with the election effective as of the beginning of Tribune’s 2008 fiscal year. Tribune also elected to treat nearly all of its subsidiaries, including nearly all of the subsidiaries through which Tribune Publishing operates, as qualified subchapter S subsidiaries. Subject to certain limitations (such as built-in-gains tax applicable for ten years to gains accrued prior to the election), Tribune and Tribune Publishing were not subject to federal income tax. Although most states in which Tribune and Tribune Publishing operate recognize subchapter S corporation status, some impose tax at a reduced rate. Certain Tribune Publishing non-qualified subchapter S subsidiaries were subject to federal and state income taxes as C corporations.

As a result of the election and in accordance with ASC Topic 740, Tribune Publishing reduced its net deferred income tax assets to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of Tribune’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore is subject to federal and state income taxes at a higher effective tax rate in periods subsequent to the Effective Date. This conversion also affected Tribune subsidiaries that were treated as qualified subchapter S subsidiaries, including certain legal entities included in the accompanying combined financial statements of Tribune Publishing. Tribune Publishing’s net tax benefit relating to this conversion and other reorganization adjustments recorded in connection with Reorganized Tribune Company’s emergence from bankruptcy was $32.4 million, which was reported as an increase in deferred income tax assets in the Predecessor’s Dec. 31, 2012 consolidated

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

balance sheet and an increase in income tax benefit in the Predecessor’s combined statement of comprehensive income for Dec. 31, 2012. In addition, the implementation of fresh-start reporting, as described in Note 3, resulted in an aggregate increase of $61.8 million in net deferred income tax assets in the Predecessor’s Dec. 31, 2012 combined balance sheet and an aggregate increase of $61.8 million in income tax benefit in the Predecessor’s combined statement of comprehensive income for Dec. 31, 2012.

As described in Note 3, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at Dec. 30, 2012 were eliminated. As a result, the Predecessor recorded $20.7 million of previously unrecognized cumulative pretax income in reorganization items, net and a related income tax expense of $6.4 million in its combined statement of comprehensive income for Dec. 31, 2012.

Tribune Publishing’s operations are included in Tribune’s federal and state S corporation income tax returns with the exception of certain non-qualified subchapter S subsidiaries. For the purposes of these combined financial statements, Tribune Publishing has computed income taxes as if it were filing separate returns. Current income taxes payable are settled with Tribune through the equity (deficit) account.

In 2013, income taxes amounted to $71.0 million of which $3.5 million related to non-deductible expenses and $67.5 million were primarily as a result of Tribune Publishing’s conversion to a C corporation as discussed above.

Components of income tax expense were as follows (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Current:
U.S. federal	$40,167	$—	$2,772	$2,152
State and local	10,097	—	353	663

Sub-total	50,264	—	3,125	2,815

Deferred:
U.S. federal	16,573	(73,268)	92	(12)
State and local	4,155	(14,505)	77	(264)

Sub-total	20,728	(87,773)	169	(276)

Total	$70,992	$(87,773)	$3,294	$2,539

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Significant components of Tribune Publishing’s net deferred tax assets and liabilities were as follows (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Deferred tax assets:
Net properties	$20,926	$—
Net intangibles	—	250
Postretirement and postemployment benefits other than pensions	19,091	471
Employee compensation and benefits	24,426	607
Other future deductible items	6,573	462
Accounts receivable	5,069	157
Investments	2,968	97

Total deferred tax assets	79,053	2,044

Deferred tax liabilities:
Net properties	—	966
Net intangibles	2,095	—

Total deferred tax liabilities	2,095	966

Net deferred tax assets	$76,958	$1,078

Accounting for Uncertain Tax Positions—Tribune Publishing accounts for uncertain tax positions in accordance with ASC Topic 740, which addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. Tribune Publishing has no uncertain tax positions at Dec. 29, 2013 and Dec. 30, 2012.

Emergence From Chapter 11—As described in Note 2, prior to the Effective Date, Tribune and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of Tribune’s subsidiaries into limited liability companies or merging certain of Tribune’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of Tribune and (iii) establishing a number of real estate holding companies. These transactions had no impact on reported income tax expense for 2012.

Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets. Tribune Publishing did not have any

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

net operating loss carryforwards, credit carryforwards or capital loss carryforwards at the Effective Date. Therefore, these tax attribute reduction provisions did not apply and the application of the CODI rules resulted in no basis reduction to the assets of Tribune Publishing.

NOTE 12: PENSION AND OTHER POSTRETIREMENT BENEFITS

Multiemployer Pension Plans—Tribune Publishing contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if Tribune Publishing chooses to stop participating in one of its multiemployer plans, it may incur a withdrawal liability based on the unfunded status of the plan.

Tribune Publishing’s participation in these multiemployer pension plans at Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011, is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) Zone Status available in 2013 and 2012 is for the plan’s year-end at Dec. 31, 2012 and Dec. 31, 2011, respectively. The PPA Zone Status is based on information that Tribune Publishing received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent but greater than 65 percent funded, and plans in the green zone are at least 80 percent funded (as determined in accordance with the PPA). The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented.

Pension Fund	EIN/Pension Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Tribune Publishing Contributions (in thousands)			Surcharge Imposed	Expiration Date of Collective Bargaining
		2013	2012		2013	2012	2011		Agreement
GCIU—Employer Retirement Benefit Plan	91-6024903	Red	Red	Implemented	$1,134	$944	$892	Yes (1)	May 31, 2012 to April 30, 2014 (1)
Chicago Newspaper Publishers Drivers’ Union Pension Plan	36-6019539	Red	Red	Implemented	2,553	2,353	1,990	No	Dec. 31, 2014
Truck Drivers and Helpers Local No. 355 Pension Plan	52-6043608	Yellow	Yellow	Implemented	126	126	107	No	Dec. 31, 2013 (2)
Other Plans	—	—	—	—	263	216	219	—	—

					$4,076	$3,639	$3,208

(1)	Tribune Publishing is party to two collective bargaining agreements that require contributions to the GCIU—Employer Retirement Benefit Plan. Surcharges were imposed by only one agreement which expired on Apr. 30, 2012. During 2012, the parties entered into a new collective bargaining agreement, which expires on April 30, 2014. The other collective bargaining agreement expired on May 31, 2012. The parties are operating under the terms of this agreement while the terms of a successor collective bargaining agreement are negotiated.
(2)	A successor agreement is being negotiated and the parties are operating under the terms of the current collective bargaining agreement until such agreement has been negotiated.

For the plan years ended Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010, Tribune was listed in the Chicago Newspaper Publishers Drivers’ Union Pension Plan’s (the “Drivers’ Plan”) Form 5500 as providing more than five percent of the total contributions for the plan. In addition, Tribune was listed in the GCIU Employer Retirement Benefit Plan’s Form 5500 as contributing more than five percent of the total contributions to the plan for the plan year ended Dec. 31, 2012. Tribune Publishing did not provide more than five percent of

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

the total contributions for any of the other multiemployer pension plans in which it participated in those years. At the date the financial statements were issued, Forms 5500 were not available for the plan years ending in 2013.

In 2009, the Drivers’ Plan was certified by its actuary to be in critical status (within the meaning of section 432 of the IRC) as of its plan year beginning Jan. 1, 2009. However, pursuant to the Worker, Retiree, and Employer Recovery Act of 2008, the trustees of the Drivers’ Plan elected to apply the 2008 actuarial certification for the plan year beginning Jan. 1, 2009. As a result, the Drivers’ Plan was not in critical status (or in endangered or seriously endangered status) for its plan year beginning Jan. 1, 2009. On March 31, 2010, the Drivers’ Plan was certified by its actuary to be in critical status for the plan year beginning Jan. 1, 2010. As a result, the trustees of the Drivers’ Plan were required to adopt and implement a rehabilitation plan as of Jan. 1, 2011 designed to enable the Drivers’ Plan to cease being in critical status within the period of time stipulated by the IRC. The terms of the rehabilitation plan adopted by the trustees require Tribune Publishing to make increased contributions beginning on Jan. 1, 2011 through Dec. 31, 2025, and the trustees of the Drivers’ Plan project that it will emerge from critical status on Jan. 1, 2026. Based on the actuarial assumptions utilized as of Jan. 1, 2010 to develop the rehabilitation plan, it is estimated that Tribune Publishing’s remaining share of the funding obligations to the Drivers’ Plan during the rehabilitation plan period is approximately $93 million as of Dec. 29, 2013. The funding obligation is subject to change based on a number of factors, including actual returns on plan assets as compared to assumed returns, changes in the number of plan participants and changes in the rate used for discounting future benefit obligations.

Postretirement Benefits Other Than Pensions—Tribune provides postretirement health care and life insurance benefits to Tribune Publishing eligible employees under a variety of plans. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits. The Tribune Publishing portion of the funded status and the related service costs and comprehensive income (loss) has been actuarially determined based on Tribune Publishing eligible employees and is reflected in these combined financial statements.

Obligations and Funded Status—As discussed in Note 4, Tribune Publishing recognizes its portion of the overfunded or underfunded status of the other postretirement plans as an asset or liability in its combined balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss).

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Summarized information for Tribune Publishing’s other postretirement plans is provided below (in thousands):

	Other Postretirement Plans
	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Change in benefit obligations:
Projected benefit obligations, beginning of year	$49,895	$63,180
Service cost	445	664
Interest cost	1,550	1,995
Impact of Medicare Reform Act	76	223
Actuarial (gain) loss	512	(12,227)
Benefits paid	(4,149)	(3,940)

Projected benefit obligations, end of year	48,329	49,895

Change in plans’ assets:
Employer contributions	4,149	3,940
Benefits paid	(4,149)	(3,940)

Fair value of plans’ assets, end of year	—	—

Under funded status of the plans	$(48,329)	$(49,895)

Amounts recognized in Tribune Publishing’s combined balance sheets consisted of (in thousands):

	Other Postretirement Plans
	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Employee compensation and benefits	$(5,080)	$(4,729)
Postretirement medical, life and other benefits	(43,249)	(45,166)

Net amount recognized	$(48,329)	$(49,895)

Tribune Publishing’s allocated portion of the components of net periodic benefit cost for the Tribune-sponsored plans were as follows (in thousands):

	Other Postretirement Plans
	Successor	Predecessor
	2013	2012	2011
Service cost	$445	$664	$717
Interest cost	1,550	1,995	2,657
Recognized actuarial gain	—	(3,985)	(3,599)
Amortization of prior service credits	—	(1,192)	(1,192)

Net periodic benefit cost (credit)	$1,995	$(2,518)	$(1,417)

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Amounts included in the accumulated other comprehensive income (loss) component of equity (deficit) for Tribune Publishing were as follows (in thousands):

	Other Postretirement Plans
	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Unrecognized net actuarial gains (losses), net of tax	$(310)	$29,265
Unrecognized prior service credits, net of tax	—	(2,107)

Total	$(310)	$27,158

As a result of the adoption of fresh-start reporting, unamortized amounts previously charged to accumulated other comprehensive income (loss) on Tribune’s consolidated balance sheet were eliminated on the Effective Date. See Note 3 for a presentation of the impact of the Plan and the adoption of fresh-start reporting on Tribune Publishing’s combined balance sheet as of the Effective Date.

Assumptions—The Tribune weighted average assumptions used each year in accounting for other postretirement benefits that were utilized for these financial statements were as follows:

	Other Postretirement Plans
	2013	2012
Discount rate for expense	3.15%	3.65%
Discount rate for obligations	3.95%	3.15%

For purposes of measuring postretirement health care costs for 2013, Tribune assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2019 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at Dec. 29, 2013, Tribune assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of Dec. 29, 2013, a 1% change in assumed health care cost trend rates would have the following effects on Tribune Publishing’s portion of postretirement benefits service and interest cost and projected benefit obligation (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$149	$(134)
Projected benefit obligation	$2,530	$(2,286)

Expected Future Benefit Payments—Benefit payments expected to be paid to Tribune Publishing eligible employees under the Reorganized Tribune’s other postretirement benefit plans are summarized below (in thousands). The benefit payments reflect expected future service, as appropriate.

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Other Postretirement Benefits
2014	$5,080
2015	$5,046
2016	$4,860
2017	$4,728
2018	$4,486
Thereafter	$18,867

NOTE 13: STOCK-BASED COMPENSATION

On March 1, 2013, the compensation committee of Tribune’s board of directors adopted the 2013 Equity Incentive Plan (the “Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers and employees of Tribune. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding Tribune common stock on a diluted basis. There are 5,263,000 shares of New Common Stock authorized for issuance under the Equity Incentive Plan. As of Dec. 29, 2013, Tribune had 4,394,657 shares available for grant.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSOs”), restricted stock units (“RSUs”), performance share units (“PSUs”) and restricted and unrestricted stock awards. Pursuant to ASC Topic 718, “Compensation-Stock Compensation,” Tribune measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award. The Equity Incentive Plan allows employees to surrender to Tribune shares of vested common stock upon vesting of their stock awards or at the time they exercise their NSOs in lieu of their payment of the required withholdings for employee taxes. Tribune does not withhold taxes in excess of minimum required statutory requirements.

NSO and RSU awards generally vest 25% on each anniversary of the date of the grant. Under the Equity Incentive Plan, the exercise price of an NSO award cannot be less than the market price of Tribune common stock at the time the NSO award is granted and has a maximum contractual term of 10 years.

Tribune estimates the fair value of NSO awards using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term of the awards, volatility of the stock price, risk-free rate of return and dividend yield. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on the actual historical volatility of a select peer group of entities operating in similar industry sectors as Tribune. Expected life was calculated using the simplified method, as described under Staff Accounting Bulletin Topic 14, “Share-Based Payment,” as the Equity Incentive Plan was not in existence for a sufficient period of time for the use of Tribune-specific historical experience in the calculation.

The following table provides the weighted average assumptions used to determine the fair value of NSO awards granted to Tribune Publishing employees during the fiscal year ended Dec. 29, 2013:

2013
Risk-free interest rate	1.21%
Expected dividend yield	0%
Expected stock price volatility	49.88%
Expected life (in years)	6.23

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

Tribune determines the fair value of RSUs by reference to the quoted market price of the Tribune common stock on the date of the grant.

Stock-based compensation expense for participants in the Equity Incentive Plan that are solely dedicated to Tribune Publishing have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for participants in the Equity Incentive Plan that provide services to but are not solely dedicated to Tribune Publishing have been allocated to Tribune Publishing through the corporate management fee and technology service center support costs, as described in Note 6. Stock-based compensation expense related to Tribune Publishing employees during fiscal year 2013 totaled $1.7 million. Tribune Publishing was allocated $2.5 million of stock-based compensation expense in fiscal year 2013 through the corporate management fee and technology service center support costs.

A summary of activity, weighted average exercise prices and weighted average fair values related to the NSOs granted to Tribune Publishing employees is as follows:

	2013
	Shares (In thousands)	Weighted Avg. Exercise Price	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding, beginning of period	—	$—	$—	—	$—
Granted	97	56.60	27.53
Exercised	—	—	—
Cancelled	—	—	—
Forfeited	(9)	56.60	27.53

Outstanding, end of period	88	$56.60	$27.53	9.4	$1,855

Vested, end of period	—	—	—	—	—

A summary of activity and weighted average fair values related to the RSUs granted to Tribune Publishing employees is as follows:

	2013
	Shares (In thousands)	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (In years)
Outstanding, beginning of period	—	$—
Granted	126	56.60
Vested and issued	—	—
Forfeited	(9)	56.60

Outstanding and nonvested, end of period	117	$56.60	3.2

TRIBUNE PUBLISHING COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

As of Dec. 29, 2013, Tribune Publishing had not yet recognized compensation cost on nonvested awards as follows (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Recognition Period (In years)
Nonvested awards	$7,321	3.2